Filed Pursuant to Rule 424(b)(4)
Registration No. 333-176065

15,000,000 Common Units

Representing Limited Partner Interests

Rentech Nitrogen Partners, L.P.

Rentech Nitrogen Partners, L.P. is offering 15,000,000 common units representing limited partner interests. This is the initial public offering of our common units and no public market currently exists for our common units.

Our common units have been approved for listing on the New York Stock Exchange under the symbol “RNF.”

Investing in our common units involves risks. Please see “Risk Factors” beginning on page 26. These risks include the following:

•

We may not have sufficient cash available for distribution to pay any quarterly distributions on our common units. For the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, on a pro forma basis, our annual distribution would have been $1.54 and $0.44 per unit, respectively, significantly less than the $2.34 per unit distribution we project that we will be able to pay for the fiscal year ending September 30, 2012.

•

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded limited partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

•

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, seasonal, cyclical and highly volatile and have experienced substantial and sudden downturns in the past. Currently, nitrogen fertilizer demand is at a relative high point and could decrease significantly in the future. Cycles in demand and pricing could potentially expose us to significant fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly distributions and material reductions in the trading price of our common units.

•

The board of directors and officers of our general partner have fiduciary duties to Rentech, Inc., our ultimate parent, and the interests of Rentech may differ significantly from, or conflict with, the interests of our public common unitholders.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.
•	Our public unitholders will not have sufficient voting power to remove our general partner without Rentech’s consent.
•	You will incur immediate and substantial dilution in the net tangible book value per common unit.
•

If the IRS contests any of the United States federal income tax positions we take, the market for our common units may be materially and adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

•	Unitholders’ share of our income will be taxable for United States federal income tax purposes even if they do not receive any cash distributions from us.

PRICE $20.00 PER COMMON UNIT

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Partnership(2)
Per Common Unit	$20.00	$1.40	$18.60
Total	$300,000,000	$21,000,000	$279,000,000
(1)	Consists of a discount of $1.25 per common unit and a structuring fee of 0.75% of the gross proceeds of the offering, or $0.15 per common unit, payable to the underwriters serving as joint book-running lead managers of this offering. Please see “Underwriters.”
(2)	We intend to use 55% of the net proceeds of this offering to repay existing indebtedness and to make distributions to a wholly owned subsidiary of Rentech, and the remaining net proceeds of this offering for certain capital expenditures (2.9%) and general working capital purposes (15%). For a detailed explanation of our intended use of the net proceeds from this offering, please see “Use of Proceeds” on page 62.

We have granted the underwriters an option to purchase up to an additional 2,250,000 common units from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on November 9, 2011.

MORGAN STANLEY	CREDIT SUISSE

Citigroup	RBC Capital Markets

Imperial Capital	Brean Murray, Carret & Co.
Dahlman Rose & Company	Chardan Capital Markets, LLC

November 3, 2011

RENTECH Nitrogen
MN
WI
MI
SD
Our Facility (East Dubuque, IL)
IA
NE
IN
OH
Niota, IL
IL
CO
KS
MO
KY
TN
OK
NM
AR
GA
AL
MS
TX
LA
FL
Legend
Our Facility
Mid Corn Belt state
Rivers
Mississippi
Others
Corn acres
150,000+
100,000 to 149,000
50,000 to 99,999
25,000 to 49,999
10,000 to 24,999
Storage tanks
Urea production
Ammonia production facility
Rail spur
UAN production facility

i

ii

Page
APPENDIX A: FORM OF SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF RENTECH NITROGEN PARTNERS, L.P.	A-1

APPENDIX B: GLOSSARY OF SELECTED TERMS	B-1

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate as of the date on the front cover page of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common units and the distribution of this prospectus outside of the United States.

Industry and Market Data

The data included in this prospectus regarding the nitrogen fertilizer industry, including trends in the market and our position and the position of our competitors within the nitrogen fertilizer industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the Securities and Exchange Commission, or SEC, which we did not participate in preparing and as to which we make no representation regarding accuracy or adequacy), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” and the historical and unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units. References in this prospectus to “the Partnership,” “we,” “our,” “us” and like terms refer to Rentech Nitrogen Partners, L.P. and, for all periods prior to the closing of this offering, Rentech Energy Midwest Corporation, or REMC, unless the context otherwise requires or where otherwise indicated. References in this prospectus to “Rentech” refer to Rentech, Inc. and its consolidated subsidiaries other than Rentech Nitrogen Partners, L.P. and REMC, unless the context otherwise requires or where otherwise indicated. References to “RDC” refer to Rentech Development Corporation, which is a wholly owned subsidiary of Rentech, references to “RNHI” refer to Rentech Nitrogen Holdings, Inc., which is a wholly owned subsidiary of RDC, and references to “Rentech Nitrogen GP” and “our general partner” refer to Rentech Nitrogen GP, LLC, which is our general partner and a wholly owned subsidiary of RNHI and an indirect wholly owned subsidiary of Rentech. References to any of our fiscal years mean the fiscal year ending September 30 of that calendar year. The transactions being entered into in connection with this offering are referred to herein as the “Transactions” and are described on page 59 of this prospectus. You should also see the “Glossary of Selected Terms” contained in Appendix B for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

Rentech Nitrogen Partners, L.P.

Overview

We are a Delaware limited partnership formed in July 2011 by Rentech, a publicly traded provider of clean energy solutions and nitrogen fertilizer, to own, operate and grow our nitrogen fertilizer business. Our nitrogen fertilizer facility, which is located in East Dubuque, Illinois, has been in operation since 1965, with infrequent unplanned shutdowns. We produce primarily anhydrous ammonia, or ammonia, and urea ammonium nitrate solution, or UAN, at our facility, using natural gas as our primary feedstock. Substantially all of our products are nitrogen-based.

Our facility is located in the center of the Mid Corn Belt, the largest market in the United States for direct application of nitrogen fertilizer products. The Mid Corn Belt includes the States of Illinois, Indiana, Iowa, Missouri, Nebraska and Ohio. The States of Illinois and Iowa have been the top two corn producing states in the United States for the last 20 years according to the National Corn Growers Association. We consider our market to be comprised of the States of Illinois, Iowa and Wisconsin. Based on information provided by Blue, Johnson & Associates, Inc., or Blue Johnson, for the 12 months ended June 30, 2010, the amount of ammonia consumed as fertilizer in the States of Illinois, Iowa and Wisconsin was approximately 4.0 times the amount produced for sale in those states, and the amount of UAN consumed was approximately 1.4 times the amount produced for sale in those states.

Our core market consists of the area located within an estimated 200-mile radius of our facility. In most instances, our customers purchase our nitrogen products at our facility and then arrange and pay to transport them to their final destinations by truck. To the extent our products are picked up at our facility, we do not incur shipping costs, in contrast to nitrogen fertilizer producers located outside of our core market that must incur transportation and storage costs to transport their products to, and sell their products in, our core market. In addition, we do not maintain a fleet of trucks and, unlike some of our major competitors, we do not maintain a fleet of rail cars because our customers generally are located close to our facility and prefer to be responsible for transportation. Having no need to maintain a fleet of trucks or rail cars lowers our fixed costs. The combination of our proximity to our customers and our storage capacity at our facility also allows for better timing of the pick-up and application of our products, as nitrogen fertilizer product shipments from more distant locations have a greater risk of missing the short periods of favorable weather conditions during which the application of nitrogen fertilizer may occur. As a result of these factors, during each of the last three fiscal years, we realized higher average net sales prices per ton of ammonia than our publicly traded nitrogen fertilizer competitors that have reported this information. Ammonia sales price data for privately held ammonia producers is unavailable. According to Blue Johnson, as of February 28, 2011, we and our publicly traded nitrogen fertilizer competitors comprised approximately 66% of the aggregate ammonia production capacity in the United States, including ammonia produced by publicly traded and privately held companies for agricultural and industrial uses or upgraded to other nitrogen products. Also, based on data from the USDA and Blue Johnson, for the 12 months ended June 30, 2009, we and our publicly traded nitrogen fertilizer competitors accounted for approximately 32% of the aggregate sales of nitrogen products in the United States by international and domestic producers (measured in tons of nitrogen).

Our facility can produce up to 830 tons of ammonia per day, with the capacity to upgrade up to 450 tons of ammonia to produce up to 1,100 tons of UAN per day. During the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, we produced approximately 218,000 tons and 267,000 tons, respectively, of ammonia, and approximately 245,000 tons and 287,000 tons, respectively, of UAN. For the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, ammonia and UAN combined accounted for approximately 91% and 89%, respectively, of our total gross profit. Our facility has the flexibility to vary our product mix significantly, which permits us to upgrade our ammonia production into varying amounts of UAN, nitric acid and liquid and granular urea each season, depending on market demand, pricing and storage availability.

During the nine months ended June 30, 2011 and 2010, we generated revenues of approximately $141.3 million and $96.3 million, respectively, net income of approximately $21.6 million and $2.8 million, respectively, and Adjusted EBITDA of approximately $67.0 million and $21.7 million, respectively. During the fiscal years ended September 30, 2010, 2009 and 2008, we generated revenues of approximately $131.4 million, $186.4 million and $216.6 million, respectively, net income of approximately $5.0 million, $28.2 million and $30.1 million, respectively, and Adjusted EBITDA of approximately $31.0 million, $63.7 million and $60.4 million, respectively. For the fiscal year ending September 30, 2012, subject to certain assumptions, we expect our net income and Adjusted EBITDA to be $88.6 million and $100.6 million, respectively. For a reconciliation of Adjusted EBITDA to net income for each of the periods presented and the assumptions used in our forecast of net income and Adjusted EBITDA for the fiscal year ending September 30, 2012, see “Prospectus Summary—Summary Historical and Pro Forma Financial Information,” “Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma Cash Available for Distribution” and “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.”

Industry Overview

Plants require three essential nutrients, nitrogen, phosphate and potassium, for which there are no known substitutes. Of these essential nutrients, nitrogen is generally the most important determinant of plant growth and crop yield. Nitrogen has the most consistent demand of these three nutrients because it is a key determinant of yield, and because it is the fastest to be depleted from the soil and must be reapplied annually, in contrast to phosphates and potassium, which can remain in the soil for up to three years after application.

Global fertilizer demand is driven primarily by grain demand and prices, which, in turn, are driven by population growth, dietary changes in the developing world and increased bio-fuel consumption. Populations in developing countries are shifting to more protein-rich diets as their incomes increase, with such consumption requiring more grain for animal feed. According to the Food and Agricultural Organization, or the FAO, global fertilizer use is projected to increase by 45% and nitrogen fertilizer use is projected to increase by 51% between 2005 and 2030 to meet global food demand.

The United States is the world’s largest exporter of coarse grains, which include corn, grain sorghum, oats and barley. Based on a 2008 report by the International Fertilizer Industry Association, or the IFA, the United States is also the world’s third largest consumer of nitrogen fertilizer and historically has been the world’s largest importer of nitrogen fertilizer.

In the United States, the Corn Belt accounted for approximately 89% of total domestic corn production in 2010. Corn crops consume more nitrogen fertilizer than any other crop domestically, and accordingly, the States of Iowa and Illinois were the largest corn growing and nitrogen fertilizer consuming states in the United States in 2010. Nitrogen fertilizer prices in the Mid Corn Belt are consistently higher than prices in other regions because the region consumes significantly more nitrogen fertilizer than it produces and it is costly to transport nitrogen fertilizer into the region.

North American nitrogen fertilizer producers predominantly use natural gas as their primary feedstock. Over the last five years, United States natural gas reserves have increased significantly due to, among other factors, advances in extracting shale gas, which have reduced and stabilized natural gas prices. As a result of lower natural gas prices, North America is now a low-cost region for nitrogen fertilizer production.

The table below illustrates significant improvements in United States nitrogen fertilizer fundamentals in the last ten years, including an increase in corn pricing which has resulted in increased nitrogen fertilizer pricing.

Significant Improvements in United States Nitrogen Fertilizer Fundamentals

	~ Ten Years Ago	As of October 2011	Change
United States Market Share of Top Five Nitrogen Fertilizer Producers (1)	56% in 1999	84% in 2010	28%
Corn ($ / Bushel) (2)	~$2	~$6.50	+$4.5 / +3.3x
Mid Corn Belt Ammonia ($ / Ton) (3)	~$200	~$750	+$550 / +3.8x
Mid Corn Belt UAN ($ / Ton) (3)	~$110	~$400	+$290 / +3.6x
Natural Gas Price Difference - Europe (NBP) less United States ($ / MMBtu) (2)(4)	~$0	~$5	+$5

(1) Source: Blue Johnson

(2) Source: Bloomberg, as of October 13, 2001 and October 13, 2011

(3) Source: Green Markets, as of October 2001 and October 2011

(4)	Based on an exchange rate of 6.89 GBP/Therm to $1.00/MMBtu as of October 13, 2001 and 6.35 GBP/Therm to $1.00/MMBtu as of October 13, 2011.

Our Competitive Strengths

Pure-Play Nitrogen Fertilizer Company. As a pure-play nitrogen fertilizer producer, we derive substantially all of our revenues and cash flows from the production and sale of nitrogen fertilizers. We sold over 90% of our nitrogen products to customers for agricultural uses during each of the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010 and 2009. We are primarily engaged in the production of ammonia and UAN. In North America, many of our competitors have diversified business operations, including the production of fertilizer nutrients other than nitrogen. Upon the closing of this offering, we will be one of only three publicly traded pure-play nitrogen fertilizer companies in the Americas and Western Europe, the others being CVR Partners, LP and Terra Nitrogen Company, L.P.

•

Increased Nitrogen Fertilizer Margins. Increased grain consumption and pricing over the last five years have increased fertilizer demand, which, in turn, has resulted in increased nitrogen fertilizer pricing. According to Pike & Fischer Green Markets, or Green Markets, ammonia and UAN prices in the Mid Corn Belt averaged $586 per ton and $324 per ton, respectively, during the five years ended

October 13, 2011, 88% and 100% higher than the respective average prices during the preceding five year period. Conversely, in the past two years, the price of natural gas, the primary feedstock for nitrogen fertilizer production, has averaged $4.31 per MMBtu at the Henry Hub pricing point, a 40% decrease over the previous five year period. However, grain, nitrogen fertilizer and natural gas are commodities, the prices of which have historically been volatile and may change adversely in the future.

•

Projected Increasing Demand for Nitrogen. Of the three essential nutrients required for plant growth, nitrogen is generally the most important determinant of plant growth and crop yield. Nitrogen has the most consistent demand of these three nutrients because it is a key determinant of yield, and because it is the fastest to be depleted from the soil and must be reapplied annually. According to the FAO, global nitrogen fertilizer use is projected to increase by 51% between 2005 and 2030 to meet global food demand.

Strategically Located Asset. Our facility is located in the heart of the Mid Corn Belt in the northwestern corner of Illinois, adjacent to the Iowa and Wisconsin state lines. According to the National Corn Growers Association, Iowa and Illinois are the top two corn producing states in the United States, representing 33% of total domestic corn production in 2010.

The following map shows the distribution of corn acreage in the Mid Corn Belt and the location of our facility in the heart of this region:

•

Our Attractive Market. We believe that our market, which is comprised of the States of Illinois, Iowa and Wisconsin, is a highly attractive market because of its strong and growing demand for nitrogen fertilizer. Although there is no guarantee that the demand for nitrogen fertilizer will continue to increase, ammonia usage in our market has increased 18% over the last five years. Based on information provided by Blue Johnson, for the 12 months ended June 30, 2010, the amount of ammonia consumed as fertilizer in our market was approximately 4.0 times the amount produced for sale in our market, and the amount of UAN consumed was approximately 1.4 times the amount produced for sale in our market. To meet demand, our market must rely on imports from other regions in the United States or from foreign countries. In our core market there is only one other nitrogen fertilizer facility, and we believe that there are high barriers for the construction of new nitrogen fertilizer facilities in our market.

•

Significant Transportation Cost Advantage in Our Market. The location of our facility gives us a significant transportation cost advantage for sales in our market compared to our competitors with facilities located outside of our market. Over the last three fiscal years, we sold an average of 93% of our ammonia and 98% of our UAN to customers in Illinois, Iowa and Wisconsin. Our customers typically pick up products from our facility by truck, arrange and pay for all related transportation costs and bear the risk of loss in transport from our facility.

We are the northernmost fertilizer producer on the Mississippi River, located 1,527 river miles from the Gulf of Mexico. We estimate that it currently costs between approximately $80 and $120 per ton to store and transport ammonia and between approximately $35 and $50 per ton to store and transport UAN from the United States Gulf Coast, or the Gulf Coast, into our market. Pipeline, barge and rail transportation of ammonia and UAN from the Gulf Coast face constraints that can increase transportation costs and reduce reliability.

History of High Average Net Sales Prices. We realized higher average net sales prices per ton of ammonia than our competitors listed in the table below for the periods presented:

Average Net Sales Prices Per Ton of Ammonia (1)(2)(3)

	Nine Months Ended June 30,	12 Months Ended September 30,			Weighted Average for Three Years Ended September 30,
	2011	2010	2009	2008	2010
	($/ton)
REMC	$580	$367	$722	$538	$531
CVR Partners, LP	534	304	365	514	378
Terra Nitrogen Company, L.P.	449	332	472	514	444
Potash Corporation of Saskatchewan Inc.	444	316	252	467	348

Source:	Public Filings
(1)	This table sets forth the reported average sales prices per ton of ammonia, net of all reported freight, transportation and other related costs, of the listed fertilizer producers for the periods presented. The average net sales prices per ton of ammonia of our competitors included in this table are net of transportation costs reported in revenues. Our average net sales prices included in this table are net of transportation costs reported in revenues and, to the extent not already reported in revenues, any transportation costs reported in costs of sales.
(2)	CF Industries Holdings, Inc., or CF Industries, and Agrium Inc., or Agrium, only report their respective average gross sales prices per ton of ammonia. For the nine months ended June 30, 2011 and the 12 months ended September 30, 2010, 2009 and 2008, CF Industries reported an average gross sales price per ton of ammonia of $521, $368, $614 and $470, respectively. CF Industries’ reported weighted average gross sales price per ton of ammonia for the three years ended September 30, 2010 was $457. For the nine months ended June 30, 2011 and the 12 months ended September 30, 2010, 2009 and 2008, Agrium reported an average gross sales price per ton of ammonia of $480, $342, $435 and $492, respectively. Agrium’s reported weighted average gross sales price per ton of ammonia for the three years ended September 30, 2010 was $423. Agrium data reflects domestic sales only.

(3)	Ammonia sales price data for privately held ammonia producers is unavailable. According to Blue Johnson, as of February 28, 2011, we and our competitors included in this table and in footnote (2) above comprised approximately 66% of the aggregate ammonia production capacity in the United States, including ammonia produced by publicly traded and privately held companies for agricultural and industrial uses or upgraded to other nitrogen products. Also, based on data from the USDA and Blue Johnson, for the 12 months ended June 30, 2009, we and our competitors included in this table and in footnote (2) above accounted for approximately 32% of the aggregate sales of nitrogen products in the United States by international and domestic producers (measured in tons of nitrogen).

•

Our location generally allows us to realize higher average net sales prices per ton of ammonia than our publicly traded competitors, because prevailing prices for ammonia in our market factor in the freight and transportation costs of out-of-region producers, and we generally do not have to incur such costs.

•

During the 10 years ended December 31, 2010, ammonia and UAN sold for premiums in the Mid Corn Belt compared to other locations such as the Gulf Coast and Tampa, Florida. For example, over the 12 months ended September 30, 2011, the average Mid Corn Belt price for ammonia was $698 per ton as compared to $518, $546 and $613 per ton in the Gulf Coast region, the Tampa, Florida market and the Southern Plains, respectively. During the same period, the average Mid Corn Belt price for UAN was $380 per ton as compared to $325 and $355 per ton in the Gulf Coast region and the Southern Plains, respectively.

•

Our location among the highest corn producing states allows us to sell a substantial portion of our nitrogen products into the higher-priced agricultural market, whereas several of our competitors sell a significantly higher percentage of their nitrogen products into the lower-priced industrial market. For each of the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010 and 2009, we sold over 90% of our nitrogen products to customers for agricultural uses.

•

Our location allows us to sell more of our ammonia during application seasons, as opposed to the off-peak fill season, because our customers in the Mid Corn Belt typically experience two application seasons for ammonia every year, one in the spring and one in the fall. Customers are typically willing to pay premium prices for our nitrogen products during application seasons, so we seek to maximize sales during these peak periods. We believe that most other corn-growing regions in the United States typically experience only a spring application season. As a result, these regions experience a longer off-peak fill season during which fertilizer distributors can purchase products at lower prices to build inventory.

•

We believe that the location of our facility allows us to respond more quickly to our customers’ needs and to capture more sales during the short application seasons. In contrast, transportation constraints may cause our competitors to miss the short, weather-dependent application season sales window. As shown in the graph below, our sales are seasonal, and on average, we sell a greater percentage of our ammonia during the three months ending June 30 and December 31, which generally include the application seasons, than do our publicly traded competitors:

Access to Low Cost Feedstock in North America. Natural gas typically represents approximately 75% to 85% of our cost to produce ammonia, which is the building block for all other nitrogen products. We source all of our natural gas feedstock requirements from sellers in North America, which gives us a significant cost advantage over European nitrogen fertilizer producers, who currently are experiencing higher natural gas costs and must incur high transportation costs to service the North American market. The United States is the third largest market for nitrogen fertilizers globally and is dependent on imports, a significant portion of which comes from European producers, to supply an average of over 50% of its annual nitrogen fertilizer needs between 1999 and 2009 according to the USDA. Natural gas prices in the United States have experienced significant fluctuations over the last few years and could increase in the future. Despite such fluctuations, as natural gas supplies in North America generally increased over the past five years, natural gas prices and price volatility generally have decreased and prices generally have stabilized at the lower levels. Since the beginning of 2010, European natural gas prices have increased because they are more closely linked to the price of oil, which has increased. For example, as of October 13, 2011 the natural gas price per MMBtu at the National Balancing Point, or the NBP, in Europe was $8.60 (based on an exchange rate of 6.35 GBP/Therm to $1.00/MMBtu as of October 13, 2011) compared to the Henry Hub pricing point of $3.42 in the United States. Although we have access to relatively low cost natural gas, if our competitors access cheaper natural gas or other feedstocks it could provide them with a cost advantage that could offset the savings we may experience on transportation and storage costs as a result of our location.

High Quality Asset with Proven Track Record. Our ammonia plant utilization rate has averaged 92% over the last three fiscal years. Our facility came on stream in 1965 and, since 1998, has endured industry cycles that precipitated the closure of facilities accounting for over 35% of domestic ammonia capacity. We believe that we have been able to endure these industry cycles in part because of our location-based pricing advantage, and because our facility is configured to efficiently and quickly change our product mix and production volumes to respond to evolving market conditions. We regularly seek to improve the productivity of our facility. For example, during each of the three years ended September 30, 2010, our on-stream rates were higher than our average on-stream rates over our previous 10-year period. Our facility is located on a bluff 140 feet above the Mississippi River and is at low risk of flooding from the river, unlike the facilities of two of our competitors that have flooded in recent years. We believe it would be very difficult to build a new facility similar to ours due to high replacement costs and permitting impediments.

Significant Generation of Cash Available for Distribution. During the fiscal year ending September 30, 2012, subject to certain assumptions, we expect to generate Adjusted EBITDA of $100.6 million and $89.4 million of cash available for distribution. For more information regarding these amounts and the related assumptions, see “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.” Over the three years ended September 30, 2010, we converted an average 80% of our Adjusted EBITDA into cash available for distribution before giving effect to any payments of principal or interest under our outstanding indebtedness. We expect to maintain a high level of cash available for distribution conversion because our maintenance capital expenditures have been low relative to our Adjusted EBITDA, ranging between $7.0 million and $13.0 million per year for the four years ended September 30, 2010. Our low maintenance capital expenditures are in part due to our diligent adherence to our regular maintenance program and our in-depth understanding of our facility, which we believe has allowed us to extend significantly the average useful life of key equipment.

Experienced Management Team. We are managed by an experienced and dedicated team of executives with a long history in the fertilizer and chemical industries and in the management of public companies. D. Hunt Ramsbottom, Jr., Chief Executive Officer of our general partner, has over 25 years of management experience with both publicly traded and privately held companies. Dan J. Cohrs, Chief Financial Officer of our general partner, has over 25 years of experience in corporate finance, strategy and planning and mergers and acquisitions. John H. Diesch, President of our general partner, has over 29 years of experience in the fertilizer industry with nine years serving as a plant manager and 11 years serving in executive management of operating fertilizer plants. John A. Ambrose, Chief Operating Officer of our general partner, has 36 years of chemical manufacturing experience in specialty and commodity chemical manufacturing. Wilfred R. Bahl, Jr., Senior Vice President of Finance and Administration of our general partner, has 38 years of finance experience, including 31 years at our facility. Marc E. Wallis, Senior Vice President of Sales and Marketing of our general partner, has over 24 years of experience in the fertilizer industry and with our facility. Messrs. Ramsbottom, Cohrs and Diesch will spend a portion of their time managing Rentech and a portion of their time managing our business, while Messrs. Ambrose, Bahl and Wallis will spend all of their time managing our business.

Our Business Strategies

Our objective is to maximize quarterly distributions to our unitholders through the following strategies:

•

Distribute All of Our Cash Available for Distribution Each Quarter. Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded limited partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded limited partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. This structure is designed to maximize distributions to our unitholders and to align Rentech’s interests with those of our other unitholders. See “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions.”

•

Pursue Organic Growth Opportunities. Since commencing operations in 1965, our facility has undergone various expansion projects that have increased production and product upgrade capabilities. We are pursuing some, and we intend to continue to evaluate additional, opportunities to increase our profitability by expanding our production capabilities and product offerings, including with the following expansion projects:

•

Urea Expansion and Diesel Exhaust Fluid Build-Out. We have commenced a project to increase our urea production capacity by approximately 13%, or 50 tons per day. The additional urea could be marketed as liquid urea or upgraded into UAN, both of which sell at a premium to ammonia per nutrient ton. As part of this project, we have commenced the installation of mixing, storage and load-out equipment that would enable us to produce and sell diesel exhaust fluid, or DEF, from the urea produced at our facility. DEF is a urea-based chemical reactant that is intended to reduce nitrogen oxide emissions in the exhaust systems of certain diesel engines of trucks and off-road farm and construction equipment. As an industrial product, DEF would diversify our product mix and our potential customer base. We believe that there is an expanding market for DEF, with the potential for long-term off-take contracts on favorable terms. We expect the urea expansion and DEF build-out project to cost approximately $6 million to complete. We believe the expansion project could be completed by the end of 2012. As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to fund this expansion project.

•

Ammonia Capacity Expansion. We have commenced construction of a project that is designed to increase ammonia production at our facility by approximately 70,000 tons annually, for sale or upgrade to additional products. We have completed a feasibility study, contracted with an engineering firm to perform Front End Engineering and Design, or FEED, obtained the construction permit and commenced construction of certain long lead-time items in order to put the project on a schedule that fits with planned downtime for our 2013 turnaround. We expect FEED to be completed by early 2012, and it will result in more precise cost estimates, based on equipment purchase quotes, than those from the initial feasibility study. Based on the engineering work completed to date, our preliminary estimate is that this project could be completed in 24 to 30 months without adding significant downtime to that already planned for the 2013 turnaround, and we expect that this project could cost approximately $100 million to complete. As we complete engineering and more detailed cost estimates, which could vary substantially from current cost estimates, we will continue to evaluate the ammonia market to determine whether the expected returns on this project remain favorable. We will require additional debt and/or equity financing to complete this project. We currently intend to finance substantially all of the cost of this project with debt financing that we will seek to obtain after the closing of this offering. However, there is no guarantee that we will be able to obtain debt financing on acceptable terms or at all.

•

Selectively Pursue Acquisitions. The nitrogen fertilizer industry has undergone significant consolidation over the last decade as a result of mergers and acquisitions and capacity curtailments. The top five domestic nitrogen producers have increased their share of ammonia capacity in North America from 56% in 1999 to 84% in 2010. As a result, we are one of a few remaining independent operators of a nitrogen fertilizer facility that is located in the Mid Corn Belt. We expect industry consolidation to continue and intend to pursue value-enhancing acquisition opportunities as they arise. We believe that there are nitrogen fertilizer facilities in the United States that could be attractive acquisition targets for us, but whose operations are too small to attract attention from many of our larger competitors. At this time, we do not have any specific acquisition plans. However, if we pursue any of these acquisitions, we likely would need to obtain debt and/or equity financing to consummate the transactions. Acquisitions involve numerous risks and uncertainties, including the potential unavailability of financing, difficulties in completing any transaction on sufficiently favorable terms and the possibility that any expected benefits of the acquisition may not be realized. As a result, there can be no assurance that we will be able to complete any acquisitions on a timely basis or at all.

•

Continue to Optimize Product Mix. We believe that our facility has greater production flexibility than nitrogen fertilizer facilities currently operating in North America where all production occurs through a single processing unit, or single train. As a result of the multiple processing unit, or multi-train design of our facility, we can reduce production, if needed, by our ammonia and urea plants to as low as 66% of capacity and our nitric acid plants to as low as 33% of capacity while maintaining the efficiency of our facility, thereby avoiding more costly total plant shutdowns. Facilities with a single train are not designed to gradually reduce capacity in this manner. This design feature of our facility allows us to determine the product mix and direct our upgrade streams based on market conditions, to enhance total return on the sale of our products. This flexibility allows for production of varying amounts of nitric acid, UAN, liquid urea and granular urea each season in response to expected market demand and pricing.

•

Continue High Level of Asset Maintenance and Utilization Rates. We maintain and protect our high-value operating equipment at our facility through a multi-faceted maintenance program and reliability process executed by a skilled, experienced and well-trained workforce. Members of our maintenance and operations departments have been employed with our facility for an average of approximately 20 years, with a 23-year average duration for members of the maintenance department and an 18-year average duration for members of our operations department. We believe that our diligent adherence to proactive maintenance programs and the experience of our workforce minimizes unplanned shutdowns and increases our equipment’s longevity and production rates. We also regularly make investments in our facility and our equipment to improve our efficiency and reliability. As a result, during each of the three years ended September 30, 2010, our on-stream rates were higher than our average on-stream rates over our previous 10-year period.

•

Continue Proactive Approach to Environmental Issues. We actively monitor the constantly evolving environmental regulatory landscape and focus on proactively adapting our business to comply with anticipated or potential changes. For example, we have taken preemptive measures to reduce certain emissions from our facility because it is difficult to predict what types of governmental environmental regulations will apply to emissions from our facility in the future. For example, we voluntarily installed what we believe is the first tertiary nitrous oxide catalytic converter in the United States on one of our nitric acid plants that is designed to reduce the emissions of nitrous oxide, or N2O, from that plant by 90%. We are also in the process of installing a selective catalytic reduction, or SCR, converter on one of our nitric acid plants as part of a negotiated agreement with the Environmental Protection Agency, or EPA, to resolve alleged violations of the Clean Air Act relating to this plant. The post-installation nitrogen oxide emissions limit represents an 80% decrease from the pre-installation nitrogen oxide emissions limit.

•

Continue Focus on Safety. We intend to continue our focus on safety and training in order to minimize accidents and injuries to our employees, which also helps to increase our facility’s reliability and maintain our facility’s high on-stream rates for ammonia and UAN production. For each calendar year from 2005 through 2010, we received an award from the Canadian National Railway Corporation for our safe and responsible handling of dangerous goods. There have been only three federal Occupational

Safety and Health Act, or OSHA, recordable injuries at our facility from the beginning of our fiscal year 2011 through the date of this prospectus.

Recent Developments

Based on preliminary data, we estimate that our revenues, gross profit and operating income, and ammonia and UAN production volumes, sales volumes and average realized sales prices for the three months and fiscal year ended September 30, 2011, as compared to the actual results for the three months and fiscal year ended September 30, 2010, will fall within the following ranges:

	Three Months Ended September 30, 2010 (actual)	Three Months Ended September 30, 2011(1) (estimated range)		Fiscal Year Ended September 30, 2010 (actual)	Fiscal Year Ended September 30, 2011(1) (estimated range)
		Low	High		Low	High
	(in thousands, except product pricing)
Revenues(2)	$35,079	$37,000	$39,000	$131,396	$178,000	$180,000
Gross profit(2)	8,151	12,000	13,000	25,376	75,500	76,500
Operating income(2)	6,409	9,500	10,500	20,389	69,000	70,000

Products sold (tons)
Ammonia	35	17	19	153	123	125
UAN	100	75	77	294	314	316

Product pricing (dollars per ton)
Ammonia	$398	$630	$640	$377	$580	$590
UAN	168	290	300	180	260	270

Production (tons)(3)
Ammonia	72	53	55	267	271	273
UAN	80	65	67	287	310	312

(1)	Estimated ranges based on preliminary, unaudited data; subject to adjustment.
(2)	Revenues, gross profit and operating income include sales of all products, including those that are not presented in the table.
(3)	Ammonia production represents the total tons of ammonia produced, including ammonia produced that was upgraded into other products, such as UAN, liquid urea, granular urea and nitric acid.

We estimate that revenues were between $37.0 million and $39.0 million for the three months ended September 30, 2011, compared to approximately $35.1 million for the three months ended September 30, 2010. This increase was primarily due to higher prices paid for our products, resulting from stronger demand for nitrogen fertilizer products during the three months ended September 30, 2011, partially offset by decreased sales volumes of ammonia, UAN and other products during the period. Our ammonia and UAN sales volumes were lower during the three months ended September 30, 2011 because we fulfilled a number of large orders by barge during the three months ended September 30, 2010 but had no similar shipments during the comparable period in 2011. Production was lower during the three months ended September 30, 2011, as compared to the three months ended September 30, 2010, as a result of our 2011 turnaround and decreased production efficiencies leading into the turnaround. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Facility Reliability” for more information regarding our 2011 turnaround.

We estimate that revenues were between $178.0 million and $180.0 million for the fiscal year ended September 30, 2011, compared to approximately $131.4 million for the fiscal year ended September 30, 2010. This increase was primarily the result of higher prices paid for our products during the fiscal year ended September 30, 2011, resulting from stronger demand for nitrogen fertilizer products during the period. Ammonia sales volumes decreased and UAN sales volumes increased during the fiscal year ended September 30, 2011 as we upgraded more ammonia into UAN to realize higher gross profit margins. Production was higher during the fiscal year ended September 30, 2011, as compared to the fiscal year ended September 30, 2010, as a result of our 2009 turnaround during which our facility underwent a scheduled turnaround and unplanned repairs and maintenance, which resulted in 30 and 26 off stream days for our ammonia and UAN units, respectively, during the first fiscal quarter of 2010.

We estimate that gross profit was between $12.0 million and $13.0 million for the three months ended September 30, 2011, compared to approximately $8.2 million for the three months ended September 30, 2010. The increase was primarily the result of higher prices paid for our products during the three months ended September 30, 2011, partially offset by decreased sales volumes of ammonia, UAN and other products during the period and additional costs relating to our 2011 turnaround. We estimate that operating income was between $9.5 million and $10.5 million for the three months ended September 30, 2011, compared to approximately $6.4 million for the three months ended September 30, 2010. The increase was primarily the result of higher prices paid for our products during the three months ended September 30, 2011, partially offset by decreased sales volumes of ammonia, UAN and other products during the period, costs relating to our 2011 turnaround and a loss on disposal relating to the removal of a selective catalyst recovery unit.

We estimate that gross profit was between $75.5 million and $76.5 million for the fiscal year ended September 30, 2011, compared to approximately $25.4 million for the fiscal year ended September 30, 2010. The increase was primarily the result of higher prices paid for our products and lower natural gas prices during the fiscal year ended September 30, 2011 and unplanned repairs and maintenance costs during the first fiscal quarter of 2010, partially offset by higher costs relating to our 2011 turnaround. We estimate that operating income was between $69.0 million and $70.0 million for the fiscal year ended September 30, 2011, compared to approximately $20.4 million for the fiscal year ended September 30, 2010. The increase was primarily the result of higher prices paid for our products and lower natural gas prices during the fiscal year ended September 30, 2011 and unplanned repairs and maintenance costs during the first fiscal quarter of 2010, partially offset by higher costs relating to our 2011 turnaround, additional audit and tax fees, administrative agent fees under the 2010 credit agreement, sales-based incentive bonuses and a loss on disposal relating to the removal of a selective catalyst recovery unit.

Although the estimates included above reflect our current best estimates, because our audited financial statements for the fiscal year ended September 30, 2011 are not yet available, these estimates are preliminary and unaudited and may be revised as a result of management’s further review of our results and the completion of our year-end audit. During the course of the preparation of our financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial information presented above.

The preliminary financial data included in this registration statement has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the above preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units.

•	We may not have sufficient cash available for distribution to pay any quarterly distributions on our common units.

•	The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business.

•	The nitrogen fertilizer business is, and nitrogen fertilizer prices are, seasonal, cyclical and highly volatile and have experienced substantial and sudden downturns in the past.

•

Due to our lack of asset diversification, adverse developments in the market for nitrogen fertilizer products in our region generally or at our facility in particular could adversely affect our results of operations and our ability to make distributions to our unitholders.

•

The board of directors and officers of our general partner have fiduciary duties to Rentech, and the interests of Rentech may differ significantly from, or conflict with, the interests of our public common unitholders.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

These and other risks are described further under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should carefully consider these risk factors together with all other information included in this prospectus.

In addition, due to our relationship with Rentech, adverse developments or announcements concerning Rentech, its business, operations, financial condition or prospects could materially adversely affect our business.

The Transactions

The following transactions will take place in connection with this offering:

•	RDC will convert into a corporation organized under the laws of the State of Delaware;

•	RDC will contribute the capital stock in REMC to RNHI;

•	REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC;

•

our management services agreement with Rentech will terminate in accordance with its terms and REMC will pay Rentech any corporate overhead costs owed by REMC under the agreement, estimated to be approximately $16.6 million, as described under “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Management Services Agreement”;

•	REMC will distribute to RNHI all of REMC’s cash, estimated to be approximately $40.6 million;

•

RNHI will contribute the member interests in REMC to us in exchange for (i) 23,250,000 common units, and (ii) the right to receive approximately $39.8 million in cash, in part, as a reimbursement for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility; for federal income tax purposes, when REMC converts to a limited liability company (as described above), RNHI is treated as having been the party that made such expenditures with respect to our facility;

•

we will offer and sell 15,000,000 common units in this offering (17,250,000 if the underwriters exercise their option to purchase additional common units in full), and will pay related underwriting discounts and commissions and the estimated expenses of this offering;

•

we will use approximately $198.9 million of the net proceeds of this offering to make a capital contribution to REMC for (i) the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses in the amount of approximately $150.8 million, (ii) the payment of expenditures related to our steam methane reformer tube replacement in the amount of approximately $1.8 million, (iii) the payment of expenditures related to our urea expansion and DEF build-out project in the amount of approximately $ 5.7 million, (iv) the payment of expenditures related to FEED for our ammonia capacity expansion project in the amount of approximately $0.6 million and (v) for general working capital purposes of approximately $40.0 million;

•

we will distribute approximately $39.8 million of the net proceeds of this offering to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects;

•	we will use the balance of the net proceeds of this offering to make a distribution to RNHI;

•

we intend to enter into a new revolving credit facility at or as soon as practicable following the closing of this offering, which we expect to provide for revolving borrowing capacity of $25.0 million; and

•

if and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise.

After giving effect to the Transactions described above, on the closing date of this offering, we expect to have approximately $48.0 million of cash. At or as soon as practicable following the closing of this offering, we also expect to enter into our new revolving credit facility, which we expect to provide borrowing capacity of $25 million, although there is no guarantee that we will enter into the new facility on a timely basis or acceptable terms or at all. We believe that this cash, as may be supplemented by the borrowing capacity under our new revolving credit facility, will be sufficient to meet our foreseeable working capital requirements as of the closing date. See “The Transactions and Our Structure and Organization—The Transactions.”

About Rentech Nitrogen Partners, L.P.

Rentech Nitrogen Partners, L.P. was formed in Delaware in July 2011. Our principal executive offices are located at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024, and our telephone number is (310) 571-9800.

THE OFFERING

Issuer	Rentech Nitrogen Partners, L.P., a Delaware limited partnership.

Common Units Offered to the Public	15,000,000 common units.

Option to Purchase Additional Common Units from Us	If the underwriters exercise their option to purchase 2,250,000 additional common units in full, we will issue a total of 17,250,000 common units to the public.

Units Outstanding after This Offering	38,250,000 common units (excluding a number of common units subject to issuance under our long-term incentive plan equal to 10% of the outstanding common units on the closing date of this offering). If and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding after this offering.

In addition, our general partner will own a non-economic general partner interest in us which will not entitle it to receive distributions.

Use of Proceeds	We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, will be approximately $275.0 million. We intend to use:

•

approximately $150.8 million of the net proceeds of this offering to make a capital contribution to REMC for the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses;

•

approximately $39.8 million of the net proceeds of this offering to make a distribution to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects; for federal income tax purposes, when REMC converts to a limited liability company (as described in “The Transactions and Our Structure and Organization—The Transactions”), RNHI is treated as having been the party that made such expenditures with respect to our facility;

•	approximately $1.8 million for the payment of expenditures related to the replacement of our steam methane reformer tubes;

•	approximately $5.7 million for the payment of expenditures related to our urea expansion and DEF build-out project;

•	approximately $0.6 million for the payment of expenditures related to FEED for our ammonia capacity expansion project;

•	approximately $40.0 million for general working capital purposes; and

•	the balance of the net proceeds of this offering will be used to make a distribution to RNHI.

We will require additional debt and/or equity financing to complete our ammonia capacity expansion project, which could cost approximately $100 million to complete based on preliminary estimates. See “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion.”

If the underwriters exercise their option to purchase up to 2,250,000 additional common units in full, the additional net proceeds would be approximately $41.9 million (and the total net proceeds to us would be approximately $316.9 million). The net proceeds from any exercise of such option will be used to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise. See “The Transactions and Our Structure and Organization” and “Use of Proceeds.”

Cash Distributions	Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution that we generate each quarter. Our first distribution will take place following the first full quarter after the consummation of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the consummation of this offering. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that cash available for distribution for each quarter will generally equal the cash we generate during the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity.

Because our policy will be to distribute all the cash available for distribution that we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our cash flow during such quarter. As a result, our cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of, among other things, variations in our operating performance and cash flows caused by fluctuations in the prices of our natural gas supply and the demand for and prices of our nitrogen fertilizer products. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded limited partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. We may change our distribution policy at any time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Subject to certain assumptions and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our cash available for distribution for the fiscal year ending September 30, 2012 will be approximately $89.4 million, or $2.34 per common unit. However, the investors in this offering will not receive any cash available for distribution attributable to the period beginning October 1, 2011 through the closing date of this offering. Assuming a closing date of November 1, 2011, we estimate such amount to be de minimis, but the actual amount may be significant depending on the actual closing date of this offering. See “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.” Unanticipated events may occur, which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows, need for reserves and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to or elect to eliminate our distributions at any time during periods of reduced prices or demand for our products, among other reasons. See “Risk Factors.”

From time to time, we make product sales pursuant to product prepayment contracts, whereby we receive cash during one quarter in respect of product to be produced and sold in a future quarter, but we do not record revenue in respect of the related product sales until the quarter when product is delivered. All cash on our balance sheet in respect of product prepayments on the date of the closing of this offering will be reserved by us for general purposes and will not be distributed to RNHI at the closing of this offering.

For a calculation of our ability to make distributions to unitholders based on our pro forma results of operations for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, see “Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma Cash Available for Distribution” on page 69. Our pro forma cash available for distribution generated during the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 would have been $59.0 million and $16.9 million, respectively. However, the pro forma cash available for distribution information for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 that we include in this prospectus does not necessarily reflect the actual cash that would have been available for distribution with respect to each of these periods.

Incentive Distribution Rights	None.

Subordination Period	None.

Issuance of Additional Units	Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by the board of directors of our general partner without the approval of our unitholders. See “The Partnership Agreement—Issuance of Additional Partner Interests” and “Common Units Eligible for Future Sale.”

Limited Voting Rights	Our general partner manages us and our operations. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or our general partner’s directors on an annual or other continuing basis. Our general partner may be removed by a vote of the holders of at least 66 2/3% of our outstanding common units, including any common units held by our general partner and its affiliates (including Rentech), voting together as a single class. Upon the closing of this offering, our general partner and its affiliates will own an aggregate of approximately 60.8% of our outstanding common units (approximately 54.9% if the underwriters exercise their option to purchase additional common units in full). See “The Partnership Agreement—Voting Rights.”

Call Right	If at any time our general partner and its affiliates (including Rentech), own more than 80% of our common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and exercising its call right. See “The Partnership Agreement—Call Right.”

Estimated Ratio of Taxable Income to Distributions	We estimate that if you own the common units you purchase in this offering from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013 you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be approximately 40% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $2.34 per common unit, we estimate that your average allocable U.S. federal taxable income per year will be no more than $0.94 per common unit. See “Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership—Ratio of Taxable Income to Distributions.”

Material U.S. Federal Income Tax Consequences	For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders, see “Material U.S. Federal Income Tax Consequences.”

Exchange Listing and Trading Symbol	Our common units have been approved for listing on the New York Stock Exchange under the symbol “RNF.”

Risk Factors	See “Risk Factors” beginning on page 26 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common units.

ORGANIZATIONAL STRUCTURE

The following chart provides a simplified overview of our organizational structure after giving effect to the completion of the Transactions, as defined under “The Transactions and Our Structure and Organization” on page 59:

(1)	Assumes the underwriters do not exercise their option to purchase additional common units. If and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding after this offering.

(2)	Does not include a number of common units subject to issuance under our long-term incentive plan equal to 10% of the outstanding common units on the closing date of this offering.

(3)	In connection with the Transactions, REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The summary financial information presented below under the caption “Statement of Operations Data” for the fiscal years ended September 30, 2010, 2009 and 2008 and the summary financial information presented below under the caption “Balance Sheet Data” as of September 30, 2010 and 2009, have been derived from REMC’s audited financial statements included elsewhere in this prospectus. REMC’s financial statements for the fiscal years ended September 30, 2010 and 2009 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. REMC’s financial statements for the fiscal year ended September 30, 2008 have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm. The summary financial information presented below under the caption “Balance Sheet Data” as of September 30, 2008, have been derived from REMC’s audited financial statements that are not included in this prospectus.

The summary financial information presented below under the caption “Statement of Operations Data” for the nine months ended June 30, 2011 and 2010, and the summary financial information presented below under the caption “Balance Sheet Data” as of June 30, 2011, have been derived from REMC’s unaudited condensed financial statements included elsewhere in this prospectus which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of REMC’s financial position at June 30, 2011, and the results of operations for the interim periods presented. Operating results for the nine months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2011. The summary financial information presented below under the caption “Balance Sheet Data” as of June 30, 2010, have been derived from REMC’s unaudited financial statements that are not included in this prospectus.

REMC’s financial statements included elsewhere in this prospectus include certain costs of Rentech that were incurred on REMC’s behalf. The financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our historical costs of doing business. The amounts charged or allocated to REMC are not necessarily indicative of the costs that REMC would have incurred had REMC operated as a stand-alone company for all periods presented. These financial statements do not include estimates of the incremental general and administrative expenses attributable to operating as a publicly traded limited partnership.

The summary pro forma financial information presented below under the caption “Statement of Operations Data” for the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 and the summary pro forma financial information presented below under the caption “Balance Sheet Data” as of June 30, 2011, have been derived from REMC’s unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma statement of operations data for the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 assumes that the Transactions (as defined on page 59 of this prospectus) occurred on October 1, 2009. The unaudited pro forma balance sheet data as of June 30, 2011 assumes that the Transactions occurred on June 30, 2011. The pro forma financial data is not comparable to our historical financial data. A more complete explanation of the pro forma financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma statement of operations data nor the pro forma balance sheet data include estimates of the incremental costs of operating as a publicly traded limited partnership.

The data below should be read in conjunction with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Historical					Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,			Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2011	2010
	(in thousands, except product pricing and per unit data)					(in thousands)
STATEMENT OF OPERATIONS DATA
Revenues(1)	$141,291	$96,317	$131,396	$186,449	$216,615	$141,291	$131,396
Cost of sales(2)	77,535	79,092	106,020	125,888	160,633	77,535	106,020
Gross profit	63,756	17,225	25,376	60,561	55,982	63,756	25,376
Operating income	59,478	13,980	20,389	55,313	51,752	58,552	19,528
Other expenses, net(3)	(23,002)	(9,349)	(12,036)	(8,578)	(1,779)	(248)	(301)
Income before income taxes	36,476	4,631	8,353	46,735	49,973	58,304	19,227
Income tax expense	14,909	1,840	3,344	18,576	19,875	—	—
Net income	21,567	2,791	5,009	28,159	30,098	58,304	19,227
Financial and Other Data:
Cash flows provided by operating activities	44,484	2,817	18,397	24,309	61,962
Cash flows used in investing activities	(12,382)	(9,074)	(9,836)	(12,701)	(8,260)
Cash flows provided by (used in) financing activities	(45,592)	1,288	(10,288)	(31,215)	(24,814)
Adjusted EBITDA(4)	66,989	21,748	30,967	63,709	60,381	66,391	30,543
Capital expenditures for property, plant and equipment	12,398	9,088	9,850	12,701	8,260	12,398	9,850
Key Operating Data:
Products sold (tons):
Ammonia	106	118	153	126	173
UAN	238	195	294	267	313
Product pricing (dollars per ton)(5):
Ammonia	$580	$371	$377	$726	$539
UAN	259	185	180	267	308
Production (tons)(6):
Ammonia	218	194	267	267	299
UAN	245	207	287	274	311
On-stream factors(7):
Ammonia	100.0%	89.0%	91.8%	98.1%	99.5%
UAN	100.0%	90.8%	92.9%	96.7%	98.4%

	Nine Months Ended June 30, 2011	Fiscal Year Ended September 30, 2010
Pro forma earnings per common unit(8):
Basic and Diluted	$1.52	$0.50
Pro forma weighted average common units outstanding(8):
Basic	38,250	38,250
Diluted	38,266	38,272

	Historical					Pro Forma
	As of June 30,		As of September 30,			As of June 30,
	2011	2010	2010	2009	2008	2011
	(in thousands)					(in thousands)
BALANCE SHEET DATA
Cash and cash equivalents	$21,444	$31,692	$34,934	$36,661	$56,268	$48,000
Working capital	(15,961)	12,264	22,565	(2,860)	31,251	55,195
Construction in progress	10,753	5,219	2,474	6,882	3,490	10,753
Total assets	111,278	110,954	108,837	115,769	159,552	129,860
Total long-term liabilities	125,242	36,020	54,549	7,642	59,045	260
Total stockholder’s equity (deficit) / partners’ capital	(79,492)	31,603	20,334	42,433	26,118	111,090

(1)	Revenues reflect prices charged to customers, including freight and transportation costs, if any, and sales of natural gas of excess inventory, if any. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”
(2)	Cost of sales is comprised of product shipments costs (including costs for natural gas, labor, electricity, upgrading, storage and loading, barging, sales commissions to Agrium and depreciation and amortization), turnaround expenses and cost of sales of natural gas of excess inventory and cost of sales of natural gas with simultaneous purchase, as shown below:

	Historical					Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,			Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2011	2010
	(in thousands)					(in thousands)
Cost of sales:
Product shipments(a)	$77,510	$72,781	$99,749	$98,968	$153,862	$77,510	$99,749
Turnaround expenses	25	3,995	3,955	149	—	25	3,955
Sales of excess inventory of natural gas	—	2,259	2,259	3,996	3,731	—	2,259
Simultaneous sale and purchase of natural gas	—	57	57	22,775	3,040	—	57

Total	$77,535	$79,092	$106,020	$125,888	$160,633	$77,535	$106,020

(a)	Cost of product shipments include sales commissions and the portion of depreciation and amortization included in cost of sales. For the nine months ended June 30, 2011 and 2010, sales commissions were approximately $4.8 million and $3.2 million, respectively, and depreciation and amortization (in cost of sales) was approximately $7.2 million and $7.3 million, respectively. For the fiscal year ended September 30, 2010, 2009 and 2008, sales commissions were approximately $4.4 million, $3.7 million and $6.3 million, respectively, and depreciation and amortization (in cost of sales) was approximately $10.1 million, $8.3 million and $8.4 million, respectively.

(3)	Other expenses, net is comprised of the following components:

	Historical					Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,			Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2011	2010
	(in thousands)					(in thousands)
Other income (expenses), net:
Interest income	$40	$46	$57	$190	$891	$40	$57
Interest expense	(9,230)	(7,278)	(9,859)	(8,481)	(2,747)	(292)	(392)
Loss on debt extinguishment	(13,816)	(2,268)	(2,268)	—	—	—	—
Other income (expense), net	4	151	34	(287)	77	4	34

Total	$(23,002)	$(9,349)	$(12,036)	$(8,578)	$(1,779)	$(248)	$(301)

(4)	Adjusted EBITDA is defined as net income plus interest expense and other financing costs, income tax expense, non-cash compensation expense and depreciation and amortization, net of interest income. In calculating historical Adjusted EBITDA, no adjustment has been made for non-cash compensation expense, which was de minimis in each of the periods presented.

Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	The financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	Our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with United States generally accepted accounting principles, or GAAP. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

	Historical					Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,			Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2011	2010
	(in thousands)					(in thousands)
Net income	$21,567	$2,791	$5,009	$28,159	$30,098	$58,304	$19,227
Add:
Interest income	(40)	(46)	(57)	(190)	(891)	(40)	(57)
Interest expense	9,230	7,278	9,859	8,481	2,747	292	392
Loss on debt extinguishment	13,816	2,268	2,268	—	—	—	—
Income tax expense	14,909	1,840	3,344	18,576	19,875	—	—
Non-cash compensation expense	—	—	—	—	—	328	437
Depreciation and amortization	7,507	7,617	10,544	8,683	8,552	7,507	10,544

Adjusted EBITDA	$66,989	$21,748	$30,967	$63,709	$60,381	$66,391	$30,543

(5)	Product pricing for ammonia and UAN is inclusive of any amounts of freight and transportation costs charged to customers.
(6)	Ammonia production represents the total tons of ammonia produced, including ammonia produced that was upgraded into other products, such as UAN, liquid urea, granular urea and nitric acid.
(7)	The respective on-stream factors for the ammonia and UAN plants equal the total days the applicable plant operated in any given period, divided by the total days in that period.

(8)	Pro forma earnings per common unit is presented for the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010 to (i) give effect to the repayment in full of REMC’s existing term loan; (ii) add back to net income (a) the interest expense recorded in REMC’s statement of operations related to its existing term loan and previous term loans, (b) loss on debt extinguishment and, (c) fees and loan modification costs related to various term loans; and (iii) give effect to the issuance of common units in this offering.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common units. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, cash flow or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below.

Risks Related to Our Business

We may not have sufficient cash available for distribution to pay any quarterly distributions on our common units. For the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, on a pro forma basis, our annual distribution would have been $1.54 and $0.44 per unit, respectively, significantly less than the $2.34 per unit distribution we project that we will be able to pay for the fiscal year ending September 30, 2012.

We may not have sufficient cash available for distribution each quarter to enable us to pay any distributions to our common unitholders. Furthermore, our partnership agreement does not require us to pay distributions on a quarterly basis or otherwise. For the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, on a pro forma basis, our annual distribution would have been $1.54 and $0.44 per unit, respectively, significantly less than the $2.34 per unit distribution we project that we will be able to pay for the fiscal year ending September 30, 2012. Our expected aggregate annual distribution amount for the fiscal year ending September 30, 2012 is based on the assumptions set forth in “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution—Assumptions and Considerations.” If these assumptions prove to be inaccurate, our actual distribution for the fiscal year ending September 30, 2012 will be significantly lower than our forecasted distribution, or we may not be able to pay a distribution at all. The amount of cash we will be able to distribute on our common units principally depends on the amount of cash we generate from our operations, which is directly dependent upon the operating margins we generate, which have been volatile historically, and cash collections under product prepayment contracts for our products. Our operating margins are significantly affected by the price and availability of natural gas, market-driven product prices we are able to charge our customers and our production costs, as well as seasonality, weather conditions, governmental regulation, unplanned maintenance or shutdowns at our facility and global and domestic demand for nitrogen fertilizer products, among other factors. In addition:

•

Our partnership agreement will not provide for any minimum quarterly distribution and our quarterly distributions, if any, will be subject to significant fluctuations directly related to the cash we generate after payment of our expenses due to the nature of our business.

•

The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interests of Rentech to the detriment of our common unitholders.

•

Our new revolving credit facility, and any credit facility or other debt instruments we enter into in the future, may limit the distributions that we can make. Our new revolving credit facility or any future credit facility or debt instruments we enter into may contain financial tests and covenants that we must satisfy. Any failure to comply with these tests and covenants could result in the applicable lenders prohibiting distributions by us.

•

The amount of cash available to pay any quarterly distribution to our unitholders depends primarily on our cash flow, and not solely on our profitability, which is affected by non-cash items that may be large relative to our reported net income. As a result, we may make distributions during periods when we record losses and may not make distributions during periods when we record net income.

•

The actual amount of cash available for distribution will depend on numerous factors, some of which are beyond our control, including the availability and price of natural gas, ammonia and UAN prices, our operating costs, global and domestic demand for nitrogen fertilizer products, fluctuations in our capital expenditures and working capital needs, our product pre-sale and cash collection cycle and the amount of fees and expenses we incur.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or Delaware Act, we are prohibited from making a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded limited partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. We expect our business performance will be more seasonal and volatile, and our cash flow will be less stable, than the business performance and cash flow of most publicly traded limited partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded limited partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The amount of our quarterly cash distributions will be directly dependent on the performance of our business, which has been volatile historically as a result of volatile nitrogen fertilizer and natural gas prices, unplanned outages, seasonal and global fluctuations in demand for nitrogen fertilizer products and the timing of our product pre-sale and cash collections. Because our quarterly distributions will be subject to significant fluctuations directly related to the cash we generate after payment of our fixed and variable expenses, future quarterly distributions paid to our unitholders will vary significantly from quarter to quarter and may be zero. Given the seasonal nature of our business, we expect that our unitholders will have direct exposure to fluctuations in the margins we realize on sales of nitrogen fertilizers and other products that we produce. In addition, we frequently make product sales pursuant to product prepayment contracts, whereby we receive cash in respect of product to be picked up by or delivered to a customer at a later date, but do not record revenue in respect of such sales until product is picked up or delivered. The cash received from product prepayments increases our operating cash flow in the quarter in which the cash is received, but may effectively reduce our operating cash flow in a subsequent quarter if the cash was received in a quarter prior to the one in which the revenue is recorded.

We may modify or revoke our cash distribution policy at any time at our discretion. Our partnership agreement does not require us to make any distributions at all.

Our initial cash distribution policy will be to distribute all of the cash available for distribution we generate each quarter to unitholders of record on a pro rata basis. However, we may change such policy at any time at its discretion and could elect not to make distributions for one or more quarters. Our partnership agreement does not require us to make any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders.

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution ” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution ” includes our forecast of results of operations and cash available for distribution for the fiscal year ending September 30, 2012. The forecast included in this prospectus has been prepared by, and is the responsibility of, our management. Neither PricewaterhouseCoopers LLP nor Ehrhardt Keefe Steiner & Hottman PC has examined, compiled or performed any procedures with respect to the forecast, and accordingly, PricewaterhouseCoopers LLP and Ehrhardt Keefe Steiner & Hottman PC do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report and the Ehrhardt Keefe Steiner & Hottman PC report included in this prospectus relate to our historical financial information. The reports do not extend to the forecast and should not be read to do so. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those discussed in this section, which could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we would not be able to pay the forecasted annual distribution, in which event the market price of the common units may decline materially. Our actual results may differ materially from the forecasted results presented in this prospectus. In addition, based on our historical results of operations, which have been seasonal and volatile, our annual distribution for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, on a pro forma basis, would have been significantly less than the distribution we forecast that we will be able to pay for the fiscal year ending September 30, 2012. Investors should review the forecast of our results of operations for the fiscal year ending September 30, 2012 together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma cash available for distribution information for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 that we include in this prospectus does not necessarily reflect the actual cash that would have been available.

We have included in this prospectus pro forma cash available for distribution information for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, which indicates the amount of cash that we would have had available for distribution during those periods on a pro forma basis. This pro forma information is based on numerous estimates and assumptions. Our financial performance, had the Transactions (as defined on page 59 of this prospectus) actually occurred at the beginning of such 12-month periods, could have been materially different from the pro forma results. Accordingly, investors should review the unaudited pro forma information, including the related footnotes, together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our actual results may differ, possibly materially, from those presented in the pro forma cash available for distribution information.

Our operations may become unprofitable and may require substantial working capital financing.

During each of the four fiscal years ended September 30, 2010, 2009, 2008 and 2007, we generated positive income from operations and positive cash flow from operations. However, during the fiscal year ended September 30, 2006, we operated at a net loss despite the fact that we generated positive cash flow from operations. In prior fiscal years, we sustained losses and negative cash flow from operations. Our profits and cash flow are subject to changes in the prices for our products and our main input, natural gas, which are commodities, and, as such, the prices can be volatile in response to numerous factors outside of our control. Our profits depend on maintaining high rates of production of our products, and interruptions in operations at our facility could materially adversely affect our profitability. In addition, at or as soon as practicable following the closing of this offering, we intend to enter into our new revolving credit facility, which we expect to provide for revolving borrowing capacity of $25 million. We cannot assure you that we will be able to enter into our new revolving credit facility on a timely basis or acceptable terms or at all. If we are not able to operate our facility at a profit or if we are not able to retain cash or access a sufficient amount of additional financing for working capital, our business, financial condition, cash flow, results of operations and ability to pay cash distributions could be materially adversely affected, which could adversely affect the trading price of our common units.

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, seasonal, cyclical and highly volatile and have experienced substantial and sudden downturns in the past. Currently, nitrogen fertilizer demand is at a relative high point and could decrease significantly in the future. Cycles in demand and pricing could potentially expose us to significant fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly distributions and material reductions in the trading price of our common units.

We are exposed to fluctuations in nitrogen fertilizer demand and prices in the agricultural industry. These fluctuations historically have had, and could in the future have, significant effects on prices across all nitrogen fertilizer products and, in turn, our financial condition, cash flow and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make cash distributions on our common units.

Nitrogen fertilizer products are commodities, the prices of which can be highly volatile. The price of nitrogen fertilizer products depends on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, the prices of natural gas and other raw materials, and weather conditions, all of which have a greater relevance because of the seasonal nature of fertilizer application. If seasonal demand exceeds the projections on which we base production, our customers may acquire nitrogen fertilizer products from our competitors, and our profitability will be negatively impacted. If seasonal demand is less than we expect, we will be left with excess inventory that will have to be stored or liquidated, the costs of which could adversely affect our operating margins and our ability to pay cash distributions.

Demand for nitrogen fertilizer products is dependent on demand for crop nutrients by the global agricultural industry. Nitrogen fertilizer products are currently in high demand, driven by a growing world population, changes in dietary habits and an expanded production of corn. Supply is affected by available capacity and operating rates of nitrogen producers, raw material costs, government policies and global trade. A significant or prolonged decrease in nitrogen fertilizer prices would have a material adverse effect on our business, cash flow and ability to make distributions.

Any decline in United States agricultural production or crop prices or limitations on the use of nitrogen fertilizer for agricultural purposes could have a material adverse effect on the market for nitrogen fertilizer, and on our results of operations, financial condition and ability to make cash distributions.

Conditions in the United States agricultural industry significantly impact our operating results. This is particularly the case in the production of corn, which is a major driver of the demand for nitrogen fertilizer products in the United States. The United States agricultural industry in general, and the production and prices of corn in particular, can be affected by a number of factors, including weather patterns and soil conditions, current and projected grain inventories and prices, domestic and international supply of and demand for United States agricultural products and United States and foreign policies regarding trade in agricultural products. Prices for these agricultural products can decrease suddenly and significantly. For example, in June 2011, an unexpectedly large corn crop estimate resulted in an approximately 20% decrease in corn prices from their peak levels earlier in the month, the largest monthly decrease since June 2009.

State and federal governmental regulations and policies, including farm and biofuel subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of fertilizers for particular agricultural applications. Developments in crop technology, such as nitrogen fixation, the conversion of atmospheric nitrogen into compounds that plants can assimilate, could also reduce the use of chemical fertilizers and adversely affect the demand for nitrogen fertilizer. In addition, from time to time various state legislatures have considered limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment. The adoption or enforcement of such regulations could adversely affect the demand for and prices of nitrogen fertilizers, which could adversely affect our results of operations, cash flows and ability to make cash distributions to our unitholders.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current level of demand for corn and the use of nitrogen fertilizer products is the current production level of ethanol in the United States. Ethanol production in the United States is dependent in part upon a myriad of federal and state incentives. Such incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. Studies showing that expanded ethanol production may increase the level of greenhouse gases, or GHGs, in the environment, or other factors, may reduce political support for ethanol production. For example, on June 16, 2011, the United States Senate voted to eliminate the Volumetric Ethanol Excise Tax Credit, or VEETC, which provides for a 45 cents per gallon tax credit to blenders and refiners for gasoline that has been blended with ethanol. Even if the VEETC is not ultimately repealed, it is scheduled to expire on December 31, 2011, and we cannot guarantee that it will be renewed or that any other ethanol-related subsidy will be implemented in its place. Furthermore, the current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass. If the VEETC is eliminated or an efficient method of producing ethanol from cellulose-based biomass is developed and commercially deployed at scale, the demand for corn may decrease significantly. Any reduction in the demand for corn and, in turn, for nitrogen fertilizer products could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions to our unitholders.

Nitrogen fertilizer products are global commodities. Any decrease in the price of nitrogen fertilizer products from foreign countries could harm us.

Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. In recent years, the price of nitrogen fertilizer in the United States has been substantially driven by pricing in the global fertilizer market and favorable prices for natural gas in the United States as compared to those in foreign countries. If foreign natural gas prices become lower than natural gas prices in the United States, competition from foreign businesses will likely increase and this could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions to our unitholders.

We face intense competition from other nitrogen fertilizer producers.

We have a number of competitors in the United States and in other countries, including state-owned and government-subsidized entities. Our principal competitors include domestic and foreign fertilizer producers, major grain companies and independent distributors and brokers, including Koch Industries, Inc., or Koch, CF Industries, Agrium, Gavilon, LLC, CHS Inc., Transammonia, Inc. and Helm Fertilizer Corp. Some competitors have greater total resources, or better name recognition, and are less dependent on earnings from fertilizer sales, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. For example, certain of our competitors have announced that they currently have expansions planned or underway to increase production capacity of their nitrogen fertilizer products. Furthermore, there are a few dormant nitrogen production facilities located outside of the States of

Illinois, Indiana and Iowa that are scheduled to resume operations in the near future. We may face additional competition due to the expansion of facilities that are currently operating and the reopening of currently dormant facilities. In addition, competitors utilizing different corporate structures may be better able to withstand lower cash flow than we can as a limited partnership. Our competitive position could suffer to the extent we are not able to adapt our product mix to meet the needs of our customers or expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. An inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability, and our ability to make cash distributions to our unitholders. In addition, as a result of increased pricing pressures caused by competition, we may in the future experience reductions in our profit margins on sales, or may be unable to pass future input price increases on to our customers, which would reduce our cash flows and the cash available for distribution to our unitholders.

Our business is seasonal, which may result in our carrying significant amounts of inventory and seasonal variations in working capital. Our inability to predict future seasonal nitrogen fertilizer demand accurately may result in excess inventory or product shortages.

Our business is highly seasonal. Historically, most of the annual deliveries of our products have occurred during the quarters ending June 30 and December 31 of each year due to the condensed nature of the spring planting season and the fall harvest. Farmers in our market tend to apply nitrogen fertilizer during two short application periods, one in the spring and the other in the fall. Since interim period operating results reflect the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. In addition, results for comparable quarters can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns of our customers. We expect to incur substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season and fall harvest season. Seasonality also relates to the limited windows of opportunity that nitrogen fertilizer customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or production or transportation interruptions occur during these seasonal windows, we would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, an adverse weather pattern affecting our core market could have a material adverse effect on the demand for our products and our revenues, and we may not have sufficient geographic diversity in our customer base to mitigate such effects. Because of the seasonality of agriculture, we also expect to face the risk of significant inventory carrying costs should our customers’ activities be curtailed during their normal seasons. The seasonality can negatively impact accounts receivable collections and increase bad debts. In addition, variations in the proportion of product sold through forward sales and variances in the terms and timing of product prepayment contracts can affect working capital requirements and increase the seasonal and year-to-year volatility of our cash flow and on cash available for distribution to our unitholders.

If seasonal demand exceeds our projections, we will not have enough product and our customers may acquire products from our competitors, which would negatively impact our profitability. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements.

The degree of seasonality of our business can change significantly from year to year due to conditions in the agricultural industry and other factors. As a consequence of our seasonality, we expect that our distributions will be volatile and will vary quarterly and annually.

Any operational disruption at our facility as a result of equipment failure, an accident, adverse weather, a natural disaster or another interruption could result in a reduction of sales volumes and could cause us to incur substantial expenditures. A prolonged disruption could materially affect the cash flow we expect from our facility, or lead to a default under our new revolving credit facility.

The equipment at our facility could fail and could be difficult to replace. Our facility may be subject to significant interruption if it were to experience a major accident or equipment failure or if it were damaged by severe weather or natural disaster. Significant shutdowns at our facility could significantly reduce the amount of product available for sale, which could reduce or eliminate profits and cash flow from our operations. Repairs to our facility in such circumstances could be expensive, and could be so extensive that our facility could not economically be placed back into service. It has become increasingly difficult to obtain replacement parts for equipment and the unavailability of replacement parts could impede our ability to make repairs to our facility when needed. We currently maintain property insurance, including business interruption insurance, but we may not have sufficient coverage, or may be unable in the future to obtain sufficient coverage at reasonable costs. A prolonged disruption at our facility could materially affect the cash flow we expect from our facility, or lead to a default under our new revolving credit facility. In addition, operations at our facility are subject to hazards inherent in chemical processing. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. As a result, operational disruptions at our facility could materially adversely impact our business, financial condition, results of operations and cash flow.

The market for natural gas has been volatile. Natural gas prices are currently at a relative low point. If prices for natural gas increase significantly, we may not be able to economically operate our facility.

The operation of our facility with natural gas as the primary feedstock exposes us to market risk due to increases in natural gas prices, particularly if the price of natural gas in the United States were to become higher than the price of natural gas outside the United States. During 2008, natural gas prices spiked to near-record high prices. This was due to various supply and demand factors, including the increasing overall demand for natural gas from industrial users, which is affected, in part, by the general conditions of the United States and global economies, and other factors. The profitability of operating our facility is significantly dependent on the cost of natural gas, and our facility has operated in the past, and may operate in the future, at a net loss. Since we expect to purchase a substantial portion of our natural gas for use in our facility on the spot market we remain susceptible to fluctuations in the price of natural gas. We also expect to use short-term, fixed supply, fixed price forward purchase contracts to lock in pricing for a portion of our natural gas requirements. Our ability to enter into forward purchase contracts is dependent upon our creditworthiness and, in the event of a deterioration in our credit, counterparties could refuse to enter into forward purchase contracts on acceptable terms. If we are unable to enter into forward purchase contracts for the supply of natural gas, we would need to purchase natural gas on the spot market, which would impair our ability to hedge our exposure to risk from fluctuations in natural gas prices. Moreover, forward purchase contracts may not protect us from increases in natural gas prices. A hypothetical increase of $0.10 per MMBtu of natural gas would increase our cost to produce one ton of ammonia by approximately $3.50. Higher than anticipated costs for the catalyst and other materials used at our facility could also adversely affect operating results. These increased costs could materially and adversely affect our results of operations, financial condition and ability to make cash distributions.

An increase in natural gas prices could impact our relative competitive position when compared to other foreign and domestic nitrogen fertilizer producers.

We rely on natural gas as our primary feedstock, and the cost of natural gas is a large component of the total production cost for our nitrogen fertilizer. The dramatic increase in nitrogen fertilizer prices in recent years was not the direct result of an increase in natural gas prices, but rather the result of increased demand for nitrogen-based fertilizers due to historically low stocks of global grains and a surge in the prices of corn and wheat, the primary crops in the Mid Corn Belt region. This increase in demand for nitrogen fertilizers has created an environment in which nitrogen fertilizer prices have diverged from their traditional correlation with natural gas prices. An increase in natural gas prices would impact our operations by making us less competitive with competitors who do not use natural gas as their primary feedstock, and would therefore have a material adverse impact on the trading price of our common units. In addition, if natural gas prices in the United States were to increase to a level where foreign nitrogen fertilizer producers were able improve their competitive position on a price-basis, this would negatively affect our competitive position in the Mid Corn Belt region and thus have a material adverse effect on our results of operations, financial condition, cash flows, and ability to make cash distributions.

Due to our lack of asset diversification, adverse developments in the nitrogen fertilizer industry could adversely affect our results of operations and our ability to make distributions to our unitholders.

We rely exclusively on the revenues generated from our facility. An adverse development in the market for nitrogen fertilizer products in our region generally or at our facility in particular would have a significantly greater impact on our operations and cash available for distribution to our unitholders than it would on other companies that are more diversified geographically or that have a more diverse asset and product base. The largest publicly traded companies with which we compete sell a more diverse range of fertilizer products to broader markets.

Any interruption in the supply of natural gas to our facility through Nicor Inc. could have a material adverse effect on our results of operations, financial condition and our ability to make cash distributions.

Our operations depend on the availability of natural gas. We have an agreement with Nicor Inc. pursuant to which we access natural gas from the Northern Natural Gas Pipeline. Our access to satisfactory supplies of natural gas through Nicor Inc. could be disrupted due to a number of causes, including volume limitations under the agreement, pipeline malfunctions, service interruptions, mechanical failures or other reasons. The agreement extends for five consecutive periods of 12 months each, with the first period having commenced on November 1, 2010 and the last period ending October 31, 2015. For each period, Nicor Inc. may establish a bidding period during which we may match the best bid received by Nicor Inc. for the natural gas capacity provided under the agreement. We could be out-bid for any of the remaining periods under the agreement. In addition, upon expiration of the last period, we may be unable to renew the agreement on satisfactory terms, or at all. Any disruption in the supply of natural gas to our facility could restrict our ability to continue to make our products. In the event we needed to obtain natural gas from another source, we would need to build a new connection from that source to our facility and negotiate related easement rights, which would be costly, disruptive and/or unfeasible. As a result, any interruption in the supply of natural gas through Nicor Inc. could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility faces operating hazards and interruptions, including unplanned maintenance or shutdowns. We could face potentially significant costs to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.

Our operations, located at a single location, are subject to significant operating hazards and interruptions. Any significant curtailing of production at our facility or individual units within our facility could result in materially lower levels of revenues and cash flow for the duration of any shutdown and materially adversely impact our ability to make cash distributions to our unitholders. Operations at our facility could be curtailed or partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, most of which are not within our control, such as:

•	unplanned maintenance or catastrophic events such as a major accident or fire, damage by severe weather, flooding or other natural disaster;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at our facility;

•	increasingly stringent environmental and emission regulations;

•	a disruption in the supply of natural gas or electricity to our facility; and

•	a governmental ban or other limitation on the use of nitrogen fertilizer products, either generally or specifically those manufactured at our facility.

The magnitude of the effect on us of any unplanned shutdown will depend on the length of the shutdown and the extent of the operations affected by the shutdown.

Our facility also requires a planned maintenance turnaround every two years, which generally lasts between 18 and 25 days. Upon completion of a facility turnaround, we may face delays and difficulties restarting production at our facility. For example, in October 2009, our ammonia facility underwent a 15-day maintenance turnaround and a subsequent 15-day unplanned shutdown due to equipment failures. The duration of our turnarounds or other shutdowns, and the impact they have on our operations, could materially adversely affect our cash flow and ability to make cash distributions in the quarter or quarters in which the turnarounds occur.

A major accident, fire, explosion, flood, severe weather event, terrorist attack or other event also could damage our facility or the environment and the surrounding community or result in injuries or loss of life. Scheduled and unplanned maintenance could reduce our cash flow and ability to make cash distributions to our unitholders during or for the period of time that any portion of our facility is not operating. Any unplanned future shutdowns could have a material adverse effect on our ability to make cash distributions to our unitholders.

If we experience significant property damage, business interruption, environmental claims, fines, penalties or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under Rentech’s casualty, environmental, property and business interruption insurance policies. The property and business interruption insurance policies currently in place have a $300.0 million limit with respect to all occurrences at our and Rentech’s facilities within a 72-hour period, with a $1.0 million deductible for physical damage and a 30 day waiting period before losses resulting from business interruptions are recoverable. The policies also contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. For example, the current property policy contains a specific sub-limit of approximately $160 million for losses resulting from business interruptions and $5.0 million for damage caused by covered flooding. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions of fewer than 30 days.

Market factors, including but not limited to catastrophic perils that impact our industry, significant changes in the investment returns of insurance companies, insurance company solvency trends and industry loss ratios and loss trends, can negatively impact the future cost and availability of insurance. There can be no assurance that we will be able to buy and maintain insurance with adequate limits, reasonable pricing terms and conditions or collect from insurance claims that we make.

There is no assurance that the transportation costs of our competitors will not decline. Any significant decline in our competitors’ transportation costs could have a material adverse effect on our results of operations, financial condition and our ability to make cash distributions.

Many of our competitors incur greater costs than we and our customers do in transporting their products over longer distances via rail, ships, barges and pipelines. There can be no assurance that our competitors’ transportation costs will not decline or that additional pipelines will not be built in the future, lowering the price at which our competitors can sell their products, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our results of operations are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry. These factors are outside of our control and may significantly affect our profitability.

Our results of operations are highly dependent upon business and economic conditions and governmental policies affecting the agricultural industry, which we cannot control. The agricultural products business can be affected by a number of factors. The most important of these factors, for United States markets, are:

•	weather patterns and field conditions (particularly during periods of traditionally high nitrogen fertilizer consumption);

•	quantities of nitrogen fertilizers imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by United States exports and world-wide grain markets; and

•

United States governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of our control, may also significantly influence our operating results. The international market for nitrogen fertilizers is influenced by such factors as the relative value of the United States dollar and its impact upon the cost of importing nitrogen fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Ammonia can be very volatile and extremely hazardous. Any liability for accidents involving ammonia that cause severe damage to property or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, the costs of transporting ammonia could increase significantly in the future.

We produce, process, store, handle, distribute and transport ammonia, which can be very volatile and extremely hazardous. Major accidents or releases involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, all of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. We periodically experience minor releases of ammonia related to leaks from our equipment or error in operation and use of equipment at our facility. Similar events may occur in the future.

In some cases, we transport ammonia by railcar. We may incur significant losses or costs relating to the transportation of our products on railcars. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia, on board railcars, a railcar accident may result in fires, explosions and pollution. These circumstances may result in sudden, severe damage or injury to property, the environment and human health. In the event of pollution, we may be held responsible even if we are not at fault and even if we complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving ammonia may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. A number of initiatives are underway in the railroad and chemical industries that may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. If any such design changes are implemented, or if accidents involving hazardous freight increase the insurance and other costs of railcars, our transportation costs could increase significantly. In addition, we believe that railroads are taking other actions, such as requiring indemnification from their customers for liabilities relating to TIH chemicals, to shift the risks they face from shipping TIH chemicals to their customers, which may make transportation of ammonia by rail more costly or less feasible.

We are subject to risks and uncertainties related to transportation and equipment that are beyond our control and that may have a material adverse effect on our results of operations, financial condition and ability to make distributions.

Although our customers generally pick up our products at our facility, we occasionally rely on barge and railroad companies to ship products to our customers. The availability of these transportation services and related equipment is subject to various hazards, including extreme weather conditions, work stoppages, delays, spills, derailments and other accidents and other operating hazards. For example, barge transport can be impacted by lock closures on the Upper Mississippi River resulting from inclement weather or surface conditions, including fog, rain, snow, wind, ice, strong currents, floods, droughts and other unplanned natural phenomena, lock malfunction, tow conditions and other conditions. In addition, we believe that railroads are taking other actions, such as requiring indemnification from their customers for liabilities relating to toxic inhalation hazard, or TIH, chemicals, to shift the risks they face from shipping TIH chemicals to their customers, which may make transportation of ammonia by rail more costly. These transportation services and equipment are also subject to environmental, safety and other regulatory oversight. Due to concerns related to terrorism or accidents, local, state and federal governments could implement new regulations affecting the transportation of our products. In addition, new regulations could be implemented affecting the equipment used to ship our products. Any delay in our ability to ship our products as a result of transportation companies’ failure to operate properly, the implementation of new and more stringent regulatory requirements affecting transportation operations or equipment, or significant increases in the cost of these services or equipment could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our business is subject to extensive and frequently changing environmental laws and regulations. We expect that the cost of compliance with these laws and regulations will increase over time, and we could become subject to material environmental liabilities.

Our business is subject to extensive and frequently changing federal, state and local environmental, health and safety regulations governing the emission and release of hazardous substances into the environment, the treatment and discharge of waste water and the storage, handling, use and transportation of our nitrogen fertilizer products. These laws include the Clean Air Act, or the CAA, the federal Water Pollution Control Act, or the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Toxic Substances Control Act, and various other federal, state and local laws and regulations. Violations of these laws and regulations could result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations or facility shutdowns. In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional expenditures. Many of these laws and regulations are becoming increasingly stringent, and we expect the cost of compliance with these requirements to increase over time. The ultimate impact on our business of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws, such as the CAA, have not yet been finalized, are under governmental or judicial review or are being revised. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our operations require numerous permits and authorizations. Failure to comply with these permits or environmental laws generally could result in substantial fines, penalties or other sanctions, court orders to install pollution-control equipment, permit revocations and facility shutdowns. We may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue.

Our business also is subject to accidental spills, discharges or other releases of hazardous substances into the environment. Past or future spills related to our facility or transportation of products or hazardous substances from our facility may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under CERCLA, for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with our facility, facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or byproducts containing hazardous substances for treatment, storage or disposal.

The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We may incur future costs relating to the off-site disposal of hazardous wastes. Companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations may be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

We hold numerous environmental and other governmental permits and approvals authorizing operations at our facility. Expansion of our operations is also predicated upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations and on our business, financial condition, results of operations and ability to make cash distributions.

Environmental laws and regulations on fertilizer end-use and application and numeric nutrient water quality criteria could have a material adverse impact on fertilizer demand in the future.

Future environmental laws and regulations on the end-use and application of fertilizers could cause changes in demand for our products. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. From time to time, various state legislatures have proposed bans or other limitations on fertilizer products. In addition, a number of states have adopted or proposed numeric nutrient water quality criteria that could result in decreased demand for our fertilizer products in those states. Similarly, a new final EPA rule establishing numeric nutrient criteria for certain Florida water bodies may require farmers to implement best management practices, including the reduction of fertilizer use, to reduce the impact of fertilizer on water quality. Any such laws, regulations or interpretations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Climate change laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Currently, various legislative and regulatory measures to address GHG emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress has previously considered legislation requiring a mandatory reduction of GHG emissions. Although Congressional passage of such legislation does not appear likely at this time, it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing GHG emissions, the EPA is moving ahead administratively under its CAA authority. In October 2009, the EPA finalized a rule requiring certain large emitters of GHGs to inventory and report their GHG emissions to the EPA. In accordance with the rule, we monitor our GHG emissions from our facility and will report the emissions to the EPA annually beginning in September 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that GHG emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate GHG emissions as air pollutants under the CAA. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring

Rule,” which establishes new GHG emissions thresholds that determine when stationary sources, such as our facility, must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the CAA. The permitting requirements of the PSD program apply only to newly constructed or modified major sources. Obtaining a PSD permit requires a source to install the best available control technology, or BACT, for those regulated pollutants that are emitted in certain quantities. Phase I of the Greenhouse Gas Tailoring Rule, which became effective on January 2, 2011, requires projects already triggering PSD permitting that are also increasing GHG emissions by more than 75,000 tons per year to comply with BACT rules for their GHG emissions. Phase II of the Greenhouse Gas Tailoring Rule, which became effective on July 1, 2011, requires preconstruction permits using BACT for new projects that emit 100,000 tons of GHG emissions per year or existing facilities that make major modifications increasing GHG emissions by more than 75,000 tons per year. The ongoing ammonia capacity expansion project at our facility described in “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion” did not trigger the need to install BACT because actual construction was commenced prior to July 1, 2011 and is not considered a major modification with respect to criteria pollutants. However, a future major modification to our facility may require us to install BACT and potentially require us to obtain other CAA permits for our greenhouse gas emissions at our facility. The EPA’s endangerment finding, the Greenhouse Gas Tailoring Rule and certain other GHG emission rules have been challenged and will likely be subject to extensive litigation. In addition, a number of Congressional bills to overturn the endangerment finding and bar the EPA from regulating GHG emissions, or at least to defer such action by the EPA under the CAA, have been proposed, although President Obama has announced his intention to veto any such bills if passed.

In addition to federal regulations, a number of states have adopted regional GHG initiatives to reduce CO2 and other GHG emissions. In 2007, a group of Midwest states formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control GHG emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Illinois are uncertain at this time.

The implementation of additional EPA regulations and/or the passage of federal or state climate change legislation will likely increase the costs we incur to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our nitrogen fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Agrium is a distributor and customer of a significant portion of our nitrogen fertilizer products, and we have the right to store products at Agrium’s terminal in Niota, Illinois. Any loss of Agrium as our distributor or customer, loss of our storage rights or decline in sales of products through or to Agrium could materially adversely affect our results of operations, financial condition and ability to make cash distributions.

We use Agrium as a distributor of a significant portion of our nitrogen fertilizer products pursuant to a distribution agreement between Agrium and us. For the last three fiscal years, between 79% and 85% of our total product sales were made through Agrium. Under the distribution agreement, if we are unable to reach an agreement with Agrium for the purchase and sale of our products, Agrium is under no obligation to make such purchase and sale. Agrium sells products that compete with ours, and may be incentivized to prioritize the sale of its products over ours. In the event of any decline in sales of our products through Agrium as distributor, we may not be able to find buyers for our products.

The distribution agreement has a term that ends in April 2016, but automatically renews for subsequent one-year periods (unless either party delivers a termination notice to the other party at least three months prior to an automatic renewal). The distribution agreement may be terminated prior to its stated term for specified causes. Under the distribution agreement, Agrium bears the credit risk on products sold through Agrium pursuant to the agreement. Agrium also is largely responsible for marketing our products to customers and the associated expense. As a result, if our distribution agreement with Agrium terminates for any reason, Agrium would no longer bear the credit risk on the sale of any of our products and we would become responsible for all of the marketing costs for our products.

Under the distribution agreement, we have the right to store up to 15,000 tons of ammonia at Agrium’s terminal in Niota, Illinois, and we sell a portion of our ammonia at that terminal. Our right to store ammonia at the terminal expires on June 30, 2016, but automatically renews for successive one year periods, unless we deliver a termination notice to Agrium with respect to such storage rights at least three months prior to an automatic renewal. Our right to use the storage space immediately terminates if the distribution agreement terminates in accordance with its terms. Ammonia storage sites and terminals served by barge on the Mississippi River are controlled primarily by CF Industries, Koch and Agrium, each of which is one of our competitors. If we lose the right to store ammonia at the Niota, Illinois terminal, we may not be able to find suitable replacement storage on acceptable terms, or at all, and we may be forced to reduce production. We also may lose sales to customers that purchase products at the terminal.

In addition to distributing our products, Agrium is also one of our significant customers. For each of the nine months ended June 30, 2011 and 2010, approximately 2% of our total product sales were to Agrium as a direct customer (rather than a distributor), and approximately 15% and 9%, respectively, of our total product sales during these periods were to Crop Production Services, Inc., or CPS, a controlled affiliate of Agrium. For the fiscal years ended September 30, 2010 and 2009, approximately 7% and 0%, respectively, of our total product sales were to Agrium as a direct customer (rather than a distributor) and approximately 11% and 5%, respectively, of our total product sales were to CPS. Agrium or CPS could elect to reduce or cease purchasing our products for a number of reasons, especially if our relationship with Agrium as a distributor were to end. If our sales to Agrium as a direct customer or CPS decline, we may not be able to find other customers to purchase the excess supply of our products.

Sales of our products through or to Agrium could decline or the distribution agreement or our rights to storage could terminate as a result of a number of causes which are outside of our control. Any loss of Agrium as our distributor or customer, loss of our storage rights or decline in sales of products through Agrium could materially adversely affect our results of operations, financial condition and ability to make cash distributions.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with our facility may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions to our unitholders. Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. The chemical industry has responded to the issues that arose in response to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of chemical facility locations and the transportation of hazardous chemicals. Our business could be materially adversely affected by the cost of complying with new regulations.

We are largely dependent on our customers to transport purchased goods from our facility because we do not maintain a fleet of trucks or rail cars.

We do not maintain a fleet of trucks and, unlike some of our major competitors, we do not maintain a fleet of rail cars because our customers generally are located close to our facility and have been willing and able to transport purchased goods from our facility. In most instances, our customers purchase our nitrogen products freight on board, or FOB, delivered basis at our facility and then arrange and pay to transport them to their final destinations by truck according to customary practice in our market. However, in the future, our customers’ transportation needs and preferences may change and our customers may no longer be willing or able to transport purchased goods from our facility. In the event that our competitors are able to transport their products more efficiently or cost effectively than our customers, those customers may reduce or cease purchases of our products. If this were to occur, we could be forced to make a substantial investment in a fleet of trucks and/or rail cars to meet our customers’ delivery needs, and this would be expensive and time consuming. We may not be able to obtain transportation capabilities on a timely basis or at all, and our inability to provide transportation for products could have a material adverse effect on our business, cash flow and ability to make distributions.

Due to our dependence on significant customers, the loss of one or more of our significant customers could adversely affect our results of operations and our ability to make distributions to our unitholders.

Our business depends on significant customers, and the loss of one or several significant customers may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions to our unitholders. In the aggregate, our top five ammonia customers represented approximately 48% and 49%, respectively, of our ammonia sales, and our top five UAN customers represented approximately 52% and 59%, respectively, of our UAN sales, for the nine months ended June 30, 2011 and 2010. In the aggregate, our top five ammonia customers represented approximately 52% and 49%, respectively, of our ammonia sales for the fiscal years ended September 30, 2010 and 2009, and our top five UAN customers represented approximately 60% of our UAN sales for each of these fiscal years. In addition, Twin State, Inc., or Twin State, accounted for 6% and 10%, respectively, of our total product sales for the nine months ended June 30, 2011 and 2010, and approximately 10% and 11%, respectively, of our total product sales for the fiscal years ended September 30, 2010 and 2009. Growmark, Inc., or Growmark, accounted for approximately 6% and 8%, respectively, of our total product sales for the nine months ended June 30, 2011 and 2010, and approximately 8% and 11%, respectively, of our total product sales for the fiscal years ended September 30, 2010 and 2009. For each of the nine months ended June 30, 2011 and 2010, approximately 2% of our total product sales were to Agrium as a direct customer (rather than a distributor), and approximately 15% and 9%, respectively, of our total product sales during these periods were to CPS, a controlled affiliate of Agrium. For the fiscal years ended September 30, 2010 and 2009, approximately 7% and 0%, respectively, of our total product sales were to Agrium as a direct customer (rather than a distributor) and approximately 11% and 5%, respectively, of our total product sales were to CPS. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. If our sales to any of our significant customers were to decline, we may not be able to find other customers to purchase the excess supply of our products. The loss of one or several of our significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We are subject to a number of federal and state laws and regulations related to safety, including OSHA and comparable state statutes, the purpose of which are to protect the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements and other related state regulations, including general industry standards, record keeping requirements and monitoring and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions if we are subjected to significant penalties, fines or compliance costs.

Our acquisition strategy involves significant risks.

One of our business strategies is to pursue acquisitions. However, acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs, tax consequences and risks associated with entry into new markets and lines of business.

In addition to the risks involved in identifying and completing acquisitions described above, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	assumption of unknown material liabilities or regulatory non-compliance issues;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results; and

•	diversion of management’s attention from the ongoing operations of our business.

In addition, in connection with any potential acquisition, we will need to consider whether the business we intend to acquire could affect our tax treatment as a partnership for United States federal income tax purposes. See “—Tax Risks—Our tax treatment depends on our status as a partnership for United States federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for United States federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced” and “Material U.S. Federal Income Tax Consequences—Partnership Status.”

Failure to manage acquisition growth risks could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. There can be no assurance that we will be able to consummate any acquisitions, successfully integrate acquired entities, or generate positive cash flow at any acquired company.

There are significant risks associated with expansion projects that may prevent completion of those projects on budget, on schedule or at all.

We have commenced expansion projects at our facility. See “Business—Our Business Strategies—Pursue Organic Growth Opportunities.” Expansion projects of the scope and scale we are undertaking or may undertake in the future entail significant risks, including:

•	unforeseen engineering or environmental problems;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases;

•	unavailability of necessary equipment; and

•	unavailability of financing on acceptable terms.

Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or completion of an expansion project.

In addition, we cannot assure you that we will have adequate sources of funding to undertake or complete major expansion projects, such as our ammonia capacity expansion project. If we enter into our currently contemplated $25 million revolving credit facility, we would not have sufficient borrowing capacity under that facility to finance the entire project and that new revolving credit facility would be designed to provide for seasonal working capital needs only, not construction financing. As a result, we will need to obtain additional debt and/or equity financing to complete this project. There is no guarantee that we will enter into our new revolving credit facility or obtain other debt or equity financing on acceptable terms or at all.

As a result of these factors, we cannot assure you that our expansion projects will commence operations on schedule or at all or that the costs for the expansion projects will not exceed budgeted amounts. Failure to complete an expansion project on budget, on schedule or at all may adversely impact our ability to grow our business.

Expansion of our production capacity may reduce the overall demand for our existing products, and our new products may not achieve market acceptance.

To the extent we proceed with our expansion projects, we expect to increase our capacity to produce ammonia, urea and UAN and to install the equipment necessary to enable us to produce and sell diesel exhaust fluid, or DEF. Increased production of our existing products may reduce the overall demand for those products as a result of market saturation. We may be required to sell these products at lower prices, or may not be able to sell all of the products we produce. In addition, there can be no assurance that our new products will be well-received or that we will achieve revenues or profitability levels we expect. If we cannot sell our products or are forced to reduce the prices at which we sell them, this would have a material adverse effect on our results of operations, financial condition and the ability to make cash distributions to our unitholders.

We depend on key personnel for the success of our business.

We depend on the services of the executive officers of our general partner. The loss of the services of any member of our executive officer team could have an adverse effect on our business and reduce our ability to make cash distributions to our unitholders. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if our existing senior management’s or key employees’ services become unavailable.

Certain members of our executive management team on whom we rely to manage important aspects of our business face conflicts regarding the allocation of their time.

We will rely on the executive officers and employees of our general partner to manage our operations and activities. Certain of these executive officers and employees of our general partner will perform services for Rentech in addition to us. These shared executive officers and employees include our chief executive officer, chief financial officer, president and general counsel. Because the shared officers and employees allocate time among us and Rentech, they may face conflicts regarding the allocation of their time, which may adversely affect our business, results of operations and financial condition.

A shortage of skilled labor, together with rising labor costs, could adversely affect our results of operations and cash available for distribution to our unitholders.

Efficient production of nitrogen fertilizer using modern techniques and equipment requires skilled employees. To the extent that the services of skilled labor becomes unavailable to us for any reason, including the retirement of experienced employees from our aging work force, we would be required to hire other personnel. We face hiring competition from our competitors, our customers and other companies operating in our industry, and we may not be able to locate or employ qualified replacements on acceptable terms or at all. If our current skilled employees retire and we are unable to locate or hire qualified replacements, or if the cost to locate and hire qualified replacements for retired employees increases materially, our results of operations and cash available for distribution to our unitholders could be adversely affected.

Our new revolving credit facility may contain significant limitations on our business operations, including our ability to make distributions and other payments.

At or as soon as practicable following the closing of this offering, we intend to enter into our new revolving credit facility, which we expect to provide for revolving borrowing capacity of $25.0 million. If we enter into the new revolving credit facility, it would permit us to incur significant indebtedness in the future, subject to the satisfaction of its conditions to borrowing. Our ability to make cash distributions to our unitholders and our ability to borrow under our new revolving credit facility to fund distributions (if we elected to do so) will be subject to covenant restrictions under the agreements governing our new revolving credit facility. If we were unable to comply with any such covenant restrictions in any quarter, our ability to make cash distributions to our unitholders would be curtailed.

In addition, we will be subject to covenants contained in our new revolving credit facility and any agreement governing other future indebtedness. These covenants may restrict our ability to, among other things, incur, assume or permit to exist additional indebtedness, guarantees and other contingent obligations, incur liens, make negative pledges, pay dividends or make other distributions, make payments to our subsidiaries, make certain loans and investments, consolidate, merge or sell all or substantially all of our assets, enter into sale-leaseback transactions and enter into transactions with our affiliates. Any failure to comply with these covenants could result in a default under our new revolving credit facility. Upon a default, unless waived, the lenders under our new revolving credit facility could have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, cause their loans to become due and payable in full, institute foreclosure proceedings against our assets, and force us into bankruptcy or liquidation.

We are a holding company and depend upon our subsidiary for our cash flow.

We are a holding company. Upon the closing of this offering, all of our operations will be conducted and all of our assets will be owned by REMC, which will be our wholly owned subsidiary, and we intend to continue to conduct our operations at REMC and any of our future subsidiaries. Consequently, our cash flow and our ability to meet our obligations or to make cash distributions will depend upon the cash flow of REMC and any of our future subsidiaries and the payment of funds by REMC and any of our future subsidiaries to us in the form of dividends or otherwise. The ability of REMC and any of our future subsidiaries to make any payments to us will depend on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. In particular, our new revolving credit facility and future credit facilities entered into by REMC or any of our future subsidiaries may impose significant limitations on the ability of our subsidiaries to make distributions to us and consequently our ability to make distributions to our unitholders. See also “—We may not have sufficient cash available for distribution to pay any quarterly distribution on our common units. For the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, on a pro forma basis, our annual distribution would have been $1.54 and $0.44 per unit, respectively, significantly less than the $2.34 per unit distribution we project that we will be able to pay for the fiscal year ending September 30, 2012.”

We have never operated as a stand-alone company.

Because we have never operated as a stand-alone company, it is difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Our facility commenced operations in 1965. Since 1987, we have been operated as part of a larger company. The financial information reflecting our business contained in this prospectus, including our historical financial information as well as the pro forma financial information included herein, do not necessarily reflect what our operating performance would have been had we been a stand-alone company during the periods presented.

We will incur increased costs as a result of being a publicly traded limited partnership.

As a publicly traded limited partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010, as well as rules implemented by the SEC and the New York Stock Exchange, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay our expenses, including the costs of being a public company and other operating expenses. As a result, the amount of cash we have available for distribution to our unitholders will be affected by our expenses, including the costs associated with being a publicly traded limited partnership. We estimate that we will incur approximately $3.6 million of estimated incremental costs per year, some of which will be direct charges associated with being a publicly traded limited partnership, and some of which will be allocated to us by Rentech; however, it is possible that our actual incremental costs of being a publicly traded limited partnership will be higher than we currently estimate. In addition, we estimate that Shared NEOs (as defined under “Management—Compensation Discussion and Analysis”) cash compensation allocated to the Partnership will be approximately $0.8 million per year.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect these requirements will increase our legal and financial compliance costs and make compliance activities more time-consuming and costly. For example, as a result of becoming a publicly traded limited partnership, we are required to have at least three independent directors and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements.

As a publicly traded limited partnership we qualify for, and will rely on, certain exemptions from the New York Stock Exchange’s corporate governance requirements. Accordingly, unitholders will not have the same protections afforded to equityholders of companies subject to such corporate governance requirements.

As a publicly traded limited partnership, we qualify for, and will rely on, certain exemptions from the New York Stock Exchange’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors and our general partner’s board of directors does not currently intend to establish a nominating/corporate governance committee or compensation committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange. See “Management.”

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal control over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and under current rules will be required to comply with Section 404 by no later than the time we file our annual report for the fiscal year ending September 30, 2012. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. As a publicly traded limited partnership, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting pursuant to an audit of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of investor confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness or significant deficiency in our internal control, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common units. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our common units may be materially adversely affected.

Our relationship with Rentech and its business, results of operations, financial condition and prospects subjects us to potential risks that are beyond our control.

Due to our relationship with Rentech, adverse developments or announcements concerning Rentech, its business, results of operations, financial condition or prospects could materially adversely affect our financial condition, even if we have not suffered any similar development. In addition, the credit and business risk profiles of Rentech may be factors considered in credit evaluations of us. Another factor that may be considered is the financial condition of Rentech, including the degree of its financial leverage and its dependence on cash flow from us to further its business strategy and continue its operations. Rentech is in the business of developing energy projects expected to produce certified synthetic fuels and electric power from carbon-containing materials such as biomass, waste and fossil resources. Rentech owns technologies that enable the production of such fuels and power when integrated with certain other technologies that it licenses or purchases. Rentech has a history of operating losses and has never operated at a profit. If Rentech does not achieve significant amounts of revenues and operate at a profit on an ongoing basis in the future, Rentech may be unable to continue its operations at its current level. Ultimately, Rentech’s ability to remain in business will depend upon earning a profit from commercialization of its technologies. Rentech has not been able to achieve sustained commercial use of these technologies as of this time. The credit and risk profile of Rentech could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital. Furthermore, financial constraints at Rentech may cause Rentech to make business decisions, including decisions to liquidate the common units that it holds in us or its interest in our general partner, which may adversely affect our business and the market price of our common units.

Risks Related to an Investment in Us

We intend to distribute all of the cash available for distribution we generate each quarter, which could limit our ability to grow and make acquisitions.

Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution we generate each quarter to our unitholders. Our first distribution will take place following the first full quarter after the consummation of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the consummation of this offering. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. As a result, our general partner will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities by us, to fund our expansion capital expenditures, and accordingly, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we intend to distribute all of the cash available for distribution that we generate each quarter, our growth may not be as fast as that of businesses that reinvest their cash available for distribution to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units will decrease the amount we distribute on each outstanding unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the cash available for distribution that we have to distribute to our unitholders.

The board of directors and officers of our general partner have fiduciary duties to Rentech, and the interests of Rentech may differ significantly from, or conflict with, the interests of our public common unitholders.

Our general partner is responsible for managing us. Although our general partner has fiduciary duties to manage us in a manner that is in, or not opposed to, our best interests, the fiduciary duties are specifically limited by the express terms of our partnership agreement, and the directors and officers of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to Rentech and its shareholders. The interests of Rentech and its shareholders may differ from, or conflict with, the interests of our common unitholders. In resolving these conflicts, our general partner may favor its own interests or the interests of holders of Rentech’s common stock over our interests and those of our common unitholders.

The potential conflicts of interest include, among others, the following:

•

Neither our partnership agreement nor any other agreement will require the owners of our general partner to pursue a business strategy that favors us. The affiliates of our general partner have fiduciary duties to make decisions in their own best interests and in the best interest of holders of Rentech’s common stock, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•

Our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•

The board of directors of our general partner will determine the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness and issuances of additional partner interests, each of which can affect the amount of cash that is available for distribution to our common unitholders.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•	Our general partner may exercise its rights to call and purchase all of our common units if at any time it and its affiliates own more than 80% of our common units.

•

Our general partner will control the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner will decide whether to retain separate counsel or others to perform services for us.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•

Certain of the executive officers of our general partner, and the majority of the directors of our general partner, also serve as directors and/or executive officers of Rentech. The executive officers who work for both Rentech and our general partner, including our chief executive officer, chief financial officer, president and general counsel, divide their time between our business and the business of Rentech. These executive officers will face conflicts of interest from time to time in making decisions which may benefit either us or Rentech.

See “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to some actions that might otherwise constitute a breach of fiduciary or other duties applicable under state law. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

•

Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it subjectively believed that the decisions were in, or not opposed to, our best interests.

•

Our partnership agreement provides that the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to our general partner. The owners of our general partner are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that the owners of our general partner will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person pursued or acquired for itself any business opportunity.

•

Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

•

Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable.” In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationship between the parties involved, including other transactions that may be particularly advantageous or beneficial to us.

•	Our partnership agreement provides that in resolving conflicts of interest, it will be conclusively deemed that in making its decision, the conflicts committee acted in good faith.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of Our Common Units—Transfer of Common Units.”

Our partnership agreement permits our general partner to make a number of decisions in its individual capacity or in its sole discretion and, as such, our general partner has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our common unitholders in making these decisions.

Our partnership agreement contains provisions that permit our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as our general partner, or in its sole discretion. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our common unitholders. Decisions made by our general partner in its individual capacity or in its sole discretion will be made by RNHI as the sole member of our general partner, and not by the board of directors of our general partner. Examples include the exercise of the general partner’s call right, its voting rights with respect to any common units it may own, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment to our partnership agreement. In effect, the standards to which our general partner would otherwise be held by state fiduciary duty law are reduced. By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of Our Common Units—Transfer of Common Units.”

RNHI has the power to appoint and remove our general partner’s directors.

RNHI has the power to appoint and remove all of the members of the board of directors of our general partner. Our general partner has control over all decisions related to our operations. See “Management—Management of Rentech Nitrogen Partners, L.P.” Our public unitholders do not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of Rentech, as the indirect owner of our general partner, may not be consistent with those of our public unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of our common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to purchase all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and then exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Call Right.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by Rentech as the indirect owner of the general partner and not by our common unitholders. Unlike publicly traded corporations, we will not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of shareholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they will have no practical ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished.

Our public unitholders will not have sufficient voting power to remove our general partner without Rentech’s consent.

Upon the closing of this offering, Rentech will indirectly own approximately 60.8% of our common units (approximately 54.9% of our common units if the underwriters exercise their option to purchase additional common units in full). Our general partner may be removed by a vote of the holders of at least 66 2/3% of our outstanding common units, including any common units held by our general partner and its affiliates (including Rentech), voting together as a single class. As a result, holders of common units purchased in this offering will not be able to remove the general partner, under any circumstances, unless Rentech sells some of the common units that it owns or we sell additional units to the public.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on our outstanding units, we will reimburse our general partner for all expenses it incurs on our behalf including, without limitation, our pro rata portion of management compensation and overhead charged by Rentech in accordance with our services agreement. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you. See “Our Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

Limited partners may not have limited liability if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the Partnership, except for those contractual obligations of the Partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and REMC, which will be our operating subsidiary upon the closing of this offering, conducts business in Illinois. Limited partners could be liable for our obligations as if such limited partners were general partners if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

limited partners’ right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business.

See “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a limited partner.

Unitholders may have liability to repay distributions.

In the event that: (i) we make distributions to our unitholders when our nonrecourse liabilities exceed the sum of (a) the fair market value of our assets not subject to recourse liability and (b) the excess of the fair market value of our assets subject to recourse liability over such liability, or a distribution causes such a result, and (ii) a unitholder knows at the time of the distribution of such circumstances, such unitholder will be liable for a period of three years from the time of the impermissible distribution to repay the distribution under Section 17-607 of the Delaware Act.

Likewise, upon the winding up of the Partnership, in the event that (a) we do not distribute assets in the following order: (i) to creditors in satisfaction of their liabilities; (ii) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (iii) to partners for the return of their contribution; and (iv) to the partners in the proportions in which the partners share in distributions, and (b) a unitholder knows at the time of such circumstances, then such unitholder will be liable for a period of three years from the impermissible distribution to repay the distribution under Section 17-807 of the Delaware Act.

A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the Partnership that are known by the purchaser at the time it became a limited partner, and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens may not be entitled to receive distributions in kind upon our liquidation and their common units will be subject to redemption.

Our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within a reasonable period after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as an ineligible holder. An ineligible holder does not have the right to direct the voting of his common units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units of any holder that is an ineligible holder. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. See “The Partnership Agreement—Non-Citizen Assignees; Redemption” on page 207.

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under certain laws or regulations that may be applicable to our future business or operations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement gives our general partner the power to amend the agreement. If our general partner determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. See “The Partnership Agreement—Non-Taxpaying Assignees; Redemption” beginning on page 207.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of RNHI to transfer its equity interest in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and the officers of our general partner with its own choices and to influence the decisions taken by the board of directors and officers of our general partner.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.

We cannot predict how interest rates will react to changing market conditions. Interest rates on our new revolving credit facility and future credit facilities and debt securities could be higher than current levels, causing our financing costs to increase accordingly. Additionally, as with other yield-oriented securities, we expect that our unit price will be impacted by the level of our quarterly cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have a material adverse impact on our unit price and our ability to issue additional equity to make acquisitions or to incur debt as well as increasing our interest costs.

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common units. If an active trading market does not develop, you may have difficulty selling any of our common units that you buy. The initial public offering price for the common units was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common units at prices equal to or greater than the price paid by you in this offering. The market price of our common units may be influenced by many factors including:

•	the level of our distributions and our earnings or those of other companies in our industry or other publicly traded limited partnerships;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	market prices of natural gas and nitrogen fertilizers;

•	general economic conditions;

•	terrorist acts;

•	changes in the applicable environmental regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	future sales of our common units; and

•	investor perceptions of us and the industries in which our products are used.

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

You will incur immediate and substantial dilution in net tangible book value per common unit.

The initial public offering price of our common units is substantially higher than the pro forma net tangible book value of our outstanding units. As a result, if you purchase common units in this offering, you will incur immediate and substantial dilution in the amount of $17.10 per common unit. This dilution results primarily because we will record the assets to be contributed to us by Rentech and its affiliates at or prior to the closing of this offering at their historical costs, and not their fair value, in accordance with GAAP. See “Dilution.”

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit will decrease;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

There will be 38,250,000 common units outstanding following this offering. 15,000,000 common units are being sold to the public in this offering (17,250,000 common units if the underwriters exercise their option to purchase 2,250,000 additional common units in full) and 23,250,000 common units will be owned by RNHI following this offering (21,000,000 common units if the underwriters exercise their option to purchase additional common units in full). The common units sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, under our partnership agreement, our general partner and its affiliates have the right to cause us to register their units under the Securities Act and applicable state securities laws.

In connection with this offering, we, our general partner, our general partner’s directors and executive officers, Rentech and RNHI will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any of our common units until 180 days from the date of this prospectus, subject to extension in certain circumstances. Following termination of these lockup agreements, all units held by our general partner and their affiliates will be freely tradable under Rule 144, subject to the volume and other limitations of Rule 144. See “Common Units Eligible for Future Sale.”

The level of indebtedness we could incur in the future could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

At or as soon as practicable following the closing of this offering, we intend to enter into our new revolving credit facility, which we expect to provide for revolving borrowing capacity of $25.0 million. In addition, we currently intend to finance substantially all of the cost of our ammonia capacity expansion project with debt financing that we will seek to obtain after the closing of this offering. The level of indebtedness we could incur in the future could have important consequences, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring all or a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore restricting or reducing our ability to use our cash flow to make distributions or to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	incurring higher interest expense in the event of increases in our new revolving credit facility’s variable interest rates;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources;

•	limiting our ability to make investments, dispose of assets, pay cash distributions or repurchase common units; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, which may restrict our activities, and the failure to comply with which could result in an event of default.

Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce distributions, reduce or delay capital expenditures, acquisitions, investments or other business activities, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Failure to pay our indebtedness on time would constitute an event of default under the agreements governing our indebtedness, which would give rise to our lenders’ ability to accelerate the obligations and seek other remedies against us.

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for United States federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for United States federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for United States federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or the IRS, on that or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for United States federal income tax purposes. A change in our current business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for United States federal income tax purposes, we would pay United States federal income tax on all of our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state and local income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation for United States federal income tax purposes would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Changes in current state law may subject us to additional entity-level taxation by individual states. Several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Imposition of such a tax by any state in which we do business will reduce our cash available for distribution to our unitholders.

The tax treatment of publicly traded limited partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present United States federal income tax treatment of publicly traded limited partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Current law may change to cause us to be treated as a corporation for United States federal income tax purposes or otherwise subject us to entity-level taxation. For example, members of Congress have considered substantive changes to the existing United States federal income tax laws that affect publicly traded limited partnerships. Any modification to the United States federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could cause a substantial reduction in the value of our common units.

If the IRS contests any of the United States federal income tax positions we take, the market for our common units may be materially and adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested, and do not plan to request, a ruling from the IRS with respect to our treatment as a partnership for United States federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

Unitholders’ share of our income will be taxable for United States federal income tax purposes even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to him, which may require the payment of United States federal income taxes and, in some cases, state and local income taxes on his share of our taxable income, even if he receives no cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for United States federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units our unitholders sell will, in effect, become taxable income to our unitholders if they sell such common units at a price greater than their tax basis in those common units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized on any sale of a unitholder’s common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if our unitholders sell common units, they may incur a tax liability in excess of the amount of cash the unitholders receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from United States federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income. Unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Due to our inability to match transferors and transferees of common units and for other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations promulgated under the Internal Revenue Code, referred to as “Treasury Regulations.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from a unitholder’s sale of common units and could cause a substantial reduction in the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction, for United States federal income tax purposes, between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. If the IRS were to challenge our proration method or new Treasury Regulations were issued requiring a change, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for United States federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for United States federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the common unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units, due to a lack of controlling authority; therefore, unitholders desiring to assure their status as partners for United States federal income tax purposes and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

The sale or exchange of 50% or more of our capital and profits interests during any 12-month period will result in the termination of the Partnership for United States federal income tax purposes.

We will be considered to have technically terminated the Partnership for United States federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination currently would not affect our classification as a partnership for United States federal income tax purposes, but instead, we would be treated as a new partnership for such tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has recently announced a publicly traded limited partnership relief procedure whereby a publicly traded limited partnership that has technically terminated may request special relief that, if granted, would, among other things, permit the Partnership to provide only a single Schedule K-1 to unitholders for the tax year notwithstanding two partnership tax years. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our technical termination for United States federal income tax purposes.

Unitholders will likely be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to United States federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or control property now or in the future, even if they do not live in any of those jurisdictions. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in the State of Illinois, and the State of Illinois currently imposes a personal income tax on individuals. The State of Illinois also imposes an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own or control assets or conduct business in additional states that impose a personal income tax. It is the responsibility of each unitholder to file all United States federal, state, local and non-U.S. tax returns. Our counsel has not rendered an opinion on the state, local or non-U.S. tax consequences of an investment in our common units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including for maintenance or expansion projects and environmental expenditures) and the impact of such expenditures on our performance, and the costs of operating as a public company. All statements herein about our forecast of cash available for distribution and our forecasted results for the fiscal year ending September 30, 2012 constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on our common units;

•	the volatile nature of our business, our ability to remain profitable and the variable nature of our cash distributions;

•	a decline in demand for corn or corn prices or the use of nitrogen fertilizer for agricultural purposes;

•	adverse weather conditions, which can affect demand for, and delivery and production of, our products;

•	any interruption in the supply, or rise in the price levels, of natural gas and other essential raw materials;

•	our lack of asset or geographic diversification;

•	intense competition from other nitrogen fertilizer producers;

•	planned or unplanned shutdowns, or any operational difficulties, at our facility;

•	our ability to obtain debt financing on acceptable terms or at all;

•

any loss of Agrium as a distributor or customer of our nitrogen fertilizer products, loss of storage rights at Agrium’s terminal in Niota, Illinois or decline in sales of products through or to Agrium;

•	potential operating hazards from accidents, fire, severe weather, floods or other natural disasters;

•	the risk associated with governmental policies affecting the agricultural industry;

•

capital expenditures and potential liabilities arising from existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources and the end-use and application of fertilizers;

•	the conflicts of interest faced by our senior management team and our general partner;

•	limitations on the fiduciary duties owed by our general partner which are included in the partnership agreement;

•	the inability of our public unitholders to influence our operating decisions or elect our general partner or our general partner’s board of directors; and

•	changes in our treatment as a partnership for U.S. federal income or state tax purposes.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

THE TRANSACTIONS AND OUR STRUCTURE AND ORGANIZATION

The Transactions

The following transactions will take place in connection with this offering. We refer to these transactions collectively as the “Transactions”:

•	RDC will convert into a corporation organized under the laws of the State of Delaware;

•	RDC will contribute the capital stock in REMC to RNHI;

•

our general partner and RNHI, an indirect wholly owned subsidiary of Rentech, will enter into an amended and restated agreement of limited partnership, the form of which is attached hereto as Appendix A;

•

our management services agreement with Rentech will terminate in accordance with its terms and REMC will pay Rentech any corporate overhead costs owed by REMC under the agreement, estimated to be approximately $16.6 million, as described under “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Management Services Agreement”;

•	we, our general partner and Rentech will enter into a services agreement as described under “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Services Agreement”;

•	REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC;

•	REMC will distribute to RNHI all of REMC’s cash, estimated to be approximately $40.6 million;

•

RNHI will contribute the member interests in REMC to us in exchange for (i) 23,250,000 common units, and (ii) the right to receive approximately $39.8 million in cash, in part, as a reimbursement for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility; for federal income tax purposes, when REMC converts to a limited liability company (as described above), RNHI is treated as having been the party that made such expenditures with respect to our facility;

•

we will offer and sell 15,000,000 common units in this offering (17,250,000 if the underwriters exercise their option to purchase additional common units in full), and will pay related underwriting discounts and commissions and the estimated expenses of this offering;

•

we will use approximately $198.9 million of the net proceeds of this offering to make a capital contribution to REMC for (i) the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses in the amount of approximately $150.8 million, (ii) the payment of expenditures related to our steam methane reformer tube replacement in the amount of approximately $1.8 million, (iii) the payment of expenditures related to our urea expansion and DEF build-out project in the amount of approximately $5.7 million, (iv) the payment of expenditures related to FEED for our ammonia capacity expansion project in the amount of approximately $0.6 million and (v) for general working capital purposes of approximately $40.0 million;

•

we will distribute approximately $39.8 million of the net proceeds of this offering to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects;

•	we will use the balance of the net proceeds to make a distribution to RNHI;

•

we intend to enter into our new revolving credit facility at or as soon as practicable following the closing of this offering, which we expect to provide for revolving borrowing capacity of $25.0 million;

•

if and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise; and

•	we will redeem the limited partner interest we issued to RNHI upon our formation in July 2011 for a de minimis amount in cash.

After giving effect to the Transactions described above, on the closing date of this offering, we expect to have approximately $48.0 million of cash. At or as soon as practicable following the closing of this offering, we also expect to enter into our new revolving credit facility, which we expect to provide borrowing capacity of $25 million, although there is no guarantee that we will enter into the new facility on a timely basis or acceptable terms or at all. We believe that this cash, as may be supplemented by the borrowing capacity under our new revolving credit facility, will be sufficient to meet our foreseeable working capital requirements as of the closing date.

Management

Our general partner will manage our operations and activities. Following the Transactions, our general partner will be indirectly owned by Rentech. For information about the executive officers and directors of our general partner, see “Management—Executive Officers and Directors.” Our general partner will not receive any management fee or other compensation in connection with the management of our business but will be entitled to reimbursement for all direct and indirect expenses incurred on our behalf, including management compensation and overhead allocated to us by Rentech in accordance with our services agreement. Upon the closing of this offering, our general partner will own a non-economic general partner interest and, therefore, will not be entitled to receive cash distributions. However, it may acquire common units in the future and will be entitled to receive pro rata distributions therefrom.

Unlike stockholders in a corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. See “Management—Management of Rentech Nitrogen Partners, L.P.”

Conflicts of Interest and Fiduciary Duties

Our general partner has legal duties to manage us in a manner that is in, or not opposed to, our best interests. These legal duties are commonly referred to as “fiduciary duties.” Because our general partner is indirectly owned by Rentech, the officers and directors of our general partner and the officers and directors of Rentech also have fiduciary duties to manage the business of our general partner in a manner beneficial to Rentech. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, see “Risk Factors—Risks Related to an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner and its directors and officers to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. By purchasing a common unit, you are consenting to various limitations on fiduciary duties contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. See “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders. In addition, our general partner will have the right to call, under specified circumstances, all of our outstanding common units without regard to whether it is in the interest of our common unitholders. For a description of such call right, see “The Partnership Agreement—Call Right.”

For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions.”

Trademarks, Trade Names and Service Marks

This prospectus includes references to “Rentech,” a trademark belonging to Rentech. This prospectus may also contain trademarks, service marks, copyrights and trade names of other companies.

Rentech

Rentech is a provider of clean energy solutions and nitrogen fertilizer products. Rentech’s common stock is listed for trading on the NYSE Amex under the symbol “RTK.” Following this offering, Rentech will own indirectly our general partner and approximately 60.8% of our outstanding common units (54.9% of our outstanding common units if the underwriters exercise their option to purchase additional common units in full).

USE OF PROCEEDS

We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, will be approximately $275.0 million. We intend to use:

•

approximately $150.8 million of the net proceeds of this offering to make a capital contribution to REMC for the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses;

•

approximately $39.8 million of the net proceeds of this offering to make a distribution to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects; for federal income tax purposes, when REMC converts to a limited liability company (as described in “The Transactions and Our Structure and Organization—The Transactions”), RNHI is treated as having been the party that made such expenditures with respect to our facility;

•	approximately $1.8 million for the payment of expenditures related to the replacement of our steam methane reformer tubes;

•	approximately $5.7 million for the payment of expenditures related to our urea expansion and DEF build-out project;

•	approximately $0.6 million for the payment of expenditures related to FEED for our ammonia capacity expansion project;

•	approximately $40.0 million for general working capital purposes; and

•	the balance of the net proceeds of this offering to make a distribution to RNHI.

We will require additional debt and/or equity financing to complete our ammonia capacity expansion project, which could cost approximately $100 million to complete based on preliminary estimates. See “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion.”

Borrowings under the existing term loan bear interest at a variable rate based upon either LIBOR with a 1.5% minimum or the lenders’ alternative base rate with a 2.5% minimum, plus in each case an applicable margin. As of June 30, 2011, we had $150.0 million outstanding under our current term loan and the applicable interest rate was 10.0% per annum. The maturity date of the existing term loan is June 10, 2016. REMC used the proceeds of the existing term loan plus approximately $20.4 million of cash on hand to repay the outstanding obligations and prepayment penalties under REMC’s previous credit agreement in an amount of approximately $95.7 million, to pay a dividend to Rentech of approximately $67.0 million and to pay related fees and expenses of approximately $7.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities.”

If the underwriters exercise their option to purchase up to 2,250,000 additional common units in full, the additional net proceeds would be approximately $41.9 million (and the total net proceeds to us would be approximately $316.9 million). The net proceeds from any exercise of such option will be used to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011 on:

•	an actual basis; and

•	a pro forma basis to reflect the Transactions, including the issuance of common units in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds.”

The table assumes no exercise by the underwriters of their option to purchase additional common units.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Financial Statements,” and the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2011
	Actual	Pro Forma
	(unaudited)
	(in thousands)
Cash and cash equivalents	$21,444	$48,000

Term loan(1)	150,000	—
New revolving credit facility(2)	—	—
Stockholder’s equity (deficit)	(79,492)	—

Partners’ capital:
Equity held by public:
Common units: none issued and outstanding actual; 15,000,000 issued and outstanding pro forma	—	275,000
Equity held by Rentech and its affiliates:
Common units: none issued and outstanding actual; 23,250,000 issued and outstanding pro forma	—	(163,910)

Total partners’ capital	—	111,090

Total capitalization	$70,508	$111,090

(1)	As of August 31, 2011, the amount outstanding under the term loan was $150.0 million.
(2)	At or as soon as practicable following the closing of this offering, we intend to enter into our new revolving credit facility, which we expect to have $25.0 million of available capacity.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our net tangible book value as of June 30, 2011 was approximately $(79.5) million. Our pro forma net tangible book value per unit was $(3.42). Pro forma net tangible book value per unit represents the amount of tangible assets less total liabilities, divided by the pro forma number of common units issued to Rentech and its affiliates.

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of 15,000,000 common units in this offering at an initial public offering price of $20.00 per common unit, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2011 would have been approximately $111.1 million, or $2.90 per unit. This represents an immediate increase in net tangible book value of $6.32 per unit to Rentech and its affiliates with respect to the 23,250,000 common units to be issued to them and an immediate pro forma dilution of $17.10 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before this offering(1)	$(3.42)
Increase in net tangible book value per unit attributable to purchasers in this offering and use of proceeds	$6.32
Less: Pro forma net tangible book value per unit after this offering(2)		$2.90

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$17.10

(1)	Determined by dividing the net tangible book value of our assets less total liabilities by the 23,250,000 common units to be issued to Rentech and its affiliates.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units to be outstanding after this offering.

The following table sets forth the total value contributed by Rentech and its affiliates in respect of the units held by them and the total amount of consideration contributed to us by the purchasers of common units in this offering upon the completion of the Transactions.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
Rentech	23,250,000	60.8%	$(163,910)	(120.4)%
New investors	15,000,000	39.2%	$300,000	220.4%

Total	38,250,000	100.0%	$136,090	100.0%

If the underwriters exercise their option to purchase 2,250,000 common units in full, then the pro forma increase per unit attributable to new investors would be $7.42, the net tangible book value per unit after this offering would be $4.00 and the dilution per unit to new investors would be $16.00. In addition, new investors would purchase 17,250,000 common units, or approximately 45.1% of units outstanding, and the total consideration contributed to us by new investors would increase to $345.0 million, or 247.8% of the total consideration contributed.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. See “— Assumptions and Considerations” below. For additional information regarding our historical and pro forma operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical financial statements, our unaudited historical financial statements and our unaudited pro forma condensed financial statements included elsewhere in this prospectus. In addition, you should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Our Cash Distribution Policy

Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution we generate each quarter. Our first distribution will take place following the first full quarter after the consummation of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the consummation of this offering. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that cash available for distribution for each quarter will generally equal the cash we generate during the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity.

Because our policy will be to distribute all cash available for distribution each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during each quarter. Our cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of, among other things, variations in our operating performance and cash flow caused by fluctuations in the price of nitrogen fertilizers and natural gas, as well as the amount of forward and product sales pursuant to prepayment contracts that we make; see “Business—Marketing and Distribution.” These variations may be significant. We may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

From time to time we make product sales pursuant to prepayment contracts, whereby we receive cash during one quarter in respect of product to be produced and sold in a future quarter, but we do not record revenue in respect of the cash received until the quarter when product is delivered. All cash on our balance sheet in respect of product prepayments on the date of the closing of this offering will be retained by us for general purposes and will not be distributed to RNHI at the closing of this offering. This cash may be distributed to unitholders in accordance with our cash distribution policy as described above.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive cash distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•

Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. Our policy will be to distribute to our unitholders each quarter all of the cash available for distribution we generate each quarter, as determined quarterly by the board of directors of our general partner, but it may change this policy at any time.

•

Our business performance is expected to be more seasonal and volatile, and our cash flows are expected to be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded limited partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase quarterly distributions over time. Furthermore, none of our limited partner interests, including those held by RNHI, will be subordinate in right of distribution payment to the common units sold in this offering.

•

The amount of cash available for distribution, the distributions we pay under our cash distribution policy and the decision to make any distribution will be determined by the board of directors of our general partner. Our partnership agreement will not provide for any minimum quarterly distributions.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We expect that our distribution policy will be subject to restrictions on distributions under our new revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Should we be unable to satisfy these restrictions under our new revolving credit facility, we would be prohibited from making cash distributions to you.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including but not limited to decreases in revenues or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures or anticipated cash needs. See “Risk Factors” for information regarding these factors.

We do not have any operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. While we believe, based on our financial forecast and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution on all of our common units for the fiscal year ending September 30, 2012, we may be unable to pay the forecasted distribution or any amount on our common units.

We intend to pay our distributions on or about the 15th day of each February, May, August and November to holders of record on or about the 1st day of each such month. Our first distribution will take place following the first full quarter after the consummation of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the consummation of this offering.

In the sections that follow, we present the following two tables:

•

“Rentech Nitrogen Partners, L.P. Unaudited Pro Forma Cash Available for Distribution for the 12 Months Ended June 30, 2011 and the Fiscal Year Ended September 30, 2010,” in which we present our estimate of the amount of pro forma cash available for distribution we would have had for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, based on our unaudited pro forma condensed financial statements included elsewhere in this prospectus. See “Unaudited Pro Forma Condensed Financial Statements” beginning on page F-2 of this prospectus; and

•

“Rentech Nitrogen Partners, L.P. Forecasted Cash Available for Distribution for the Fiscal Year Ending September 30, 2012,” in which we present our unaudited forecast of cash available for distribution for the fiscal year ending September 30, 2012.

We do not as a matter of course make or intend to make projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth under

“—Forecasted Cash Available for Distribution” below to supplement the historical and pro forma financials included elsewhere in this prospectus. To management’s knowledge and belief, the accompanying prospective financial information was prepared on a reasonable basis, reflects currently available estimates and judgments, and presents our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The forecast included in this prospectus has been prepared by, and is the responsibility of, our management. Neither PricewaterhouseCoopers LLP nor Ehrhardt Keefe Steiner & Hottman PC has examined, compiled or performed any procedures with respect to the forecast, and accordingly, PricewaterhouseCoopers LLP and Ehrhardt Keefe Steiner & Hottman PC do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report and the Ehrhardt Keefe Steiner & Hottman PC report included in this prospectus relate to our historical financial information. The reports do not extend to the forecast and should not be read to do so. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Pro Forma Cash Available for Distribution

We believe that our pro forma cash available for distribution generated during the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 would have been approximately $59.0 million and $16.9 million, respectively. Based on our initial cash distribution policy, this amount would have resulted in an aggregate annual distribution equal to $1.54 and $0.44 per common unit for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively.

The pro forma cash available for distribution calculations set forth below take into account the assumption that incremental general and administrative expense related to being a publicly traded limited partnership were paid during the applicable periods in which they are included. The incremental general and administrative expense is an estimate of the incremental expense that we expect to incur as a publicly traded limited partnership, including costs associated with SEC reporting requirements, such as annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, internal audit costs, directors and officers insurance, investor relations activities and registrar and transfer agent fees. We estimate that this incremental general and administrative expense will be approximately $3.6 million per year. The estimated incremental general and administrative expense is reflected in our pro forma cash available for distribution but are not reflected in our unaudited pro forma condensed financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated below actually been completed as of the date indicated. Furthermore, cash available for distribution is a cash concept, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated below in earlier periods.

The following tables illustrate, on a pro forma basis for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, the amount of cash that would have been available for distributions to our unitholders, assuming that the Transactions (as defined on page 59 of this prospectus) had occurred at the beginning of such period:

Rentech Nitrogen Partners, L.P.

Unaudited Pro Forma Cash Available For Distribution

	Pro Forma 12 Months Ended June 30, 2011	Pro Forma Fiscal Year Ended September 30, 2010
	(unaudited) (in millions, except per unit data)
Net income	$64.7	$19.3
Add:
Interest expense and other financing costs(1)	0.3	0.3
Non-cash compensation expense	0.4	0.4
Depreciation and amortization(2)	10.4	10.5

Adjusted EBITDA(3)	$75.8	$30.5
Subtract:
Net debt service costs(4)	0.1	0.1
Estimated incremental general and administrative expense(5)	3.6	3.6
Maintenance capital expenditures(6)	13.1	9.9

Cash Available for Distribution	$59.0	$16.9

Aggregate distributions per common unit	$1.54	$0.44

(1)	Interest expense and other financing costs represent the interest expense and fees, net of interest income, related to our borrowings, assuming that we entered into our new revolving credit facility on October 1, 2009. For purposes of the pro forma calculations, we assume that we did not draw down on the new revolving credit facility. Our pro forma interest expense is based on an assumed 0.5% commitment fee on unused funds and amortization of deferred financing costs.

(2)	Reflects depreciation and amortization included in cost of sales and selling, general and administrative expense.

(3)	Adjusted EBITDA is defined as net income plus interest expense and other financing costs, income tax expense, non-cash compensation expense and depreciation and amortization, net of interest income. We calculate cash available for distribution as used in this table as Adjusted EBITDA less net interest expense and other financing costs paid, estimated incremental general and administrative expense associated with being a public company and maintenance capital expenditures.

We present Adjusted EBITDA because it is a material component in our calculation of cash available for distribution. Adjusted EBITDA and cash available for distribution are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

Adjusted EBITDA and cash available for distribution should not be considered alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and cash available for distribution may have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. In addition, Adjusted EBITDA and cash available for distribution presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

(4)	Debt service is defined as net interest expense and other financing costs paid, which excludes amortization of financing costs.

(5)	Reflects an adjustment for estimated incremental general and administrative expense we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, internal audit costs, directors and officers insurance, investor relations activities, and registrar and transfer agent fees.

(6)	Reflects actual maintenance capital expenditures during the period.

Forecasted Cash Available for Distribution

Subject to certain assumptions and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our cash available for distribution for the fiscal year ending September 30, 2012 will be approximately $89.4 million, or $2.34 per common unit. However, the investors in this offering will not receive any cash available for distribution attributable to the period beginning October 1, 2011 through the closing date of this offering. Assuming a closing date of November 1, 2011, we estimate such amount to be de minimis, but the actual amount may be significant depending on the actual closing date of this offering. In “—Assumptions and Considerations” below, we discuss the material assumptions underlying our forecast of cash available for distribution for the fiscal year ending September 30, 2012. The forecasted cash available for distribution discussed in the forecast should not be viewed as management’s projection of the actual cash available for distribution that we will generate during the fiscal year ending September 30, 2012. We can give you no assurance that our assumptions will be realized or that we will generate any cash available for distribution during the 12-month forecast period or otherwise, in which event we will not be able to pay cash distributions on our common units.

We do not, as a matter of course, make public projections as to our future sales, earnings or other results. However, our management has prepared the prospective financial information set forth below in the table entitled “Rentech Nitrogen Partners, L.P. Forecasted Cash Available for Distribution for the Fiscal Year Ending September 30, 2012” to present our expectations regarding our ability to generate $89.4 million of cash available for distribution for the fiscal year ending September 30, 2012. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and therefore, readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, although our management considers them reasonable as of the date of its preparation, are subject to a wide variety of risks and uncertainties, including significant business, economic, and competitive risks and uncertainties described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this prospectus, that could cause our actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that our actual results will not differ materially from those presented in the prospective financial information. Irrespective, investors in our common units should not regard inclusion of the prospective financial information in this prospectus as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to our financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the forecasted distributions on all of our outstanding common units for the fiscal year ending September 30, 2012 should not be regarded as a representation by us, the underwriters or any other person that we will generate such amount of cash available for distribution or make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate forecasted cash available for distribution for the fiscal year ending September 30, 2012. The assumptions that we believe are relevant to particular line items in the table below are explained in “—Assumptions and Considerations.”

The forecast included in this prospectus has been prepared by, and is the responsibility of, our management. Neither PricewaterhouseCoopers LLP nor Ehrhardt Keefe Steiner & Hottman PC has examined, compiled or performed any procedures with respect to the forecast, and accordingly, PricewaterhouseCoopers LLP and Ehrhardt Keefe Steiner & Hottman PC do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report and the Ehrhardt Keefe Steiner & Hottman PC report included in this prospectus relate to our historical financial information. The reports do not extend to the forecast and should not be read to do so.

Rentech Nitrogen Partners, L.P.

Forecasted Cash Available for Distribution for the

Fiscal Year Ending September 30, 2012

The following table illustrates the amount of cash that we estimate that we will generate for the fiscal year ending September 30, 2012 that would be available for distribution to our unitholders. All of the amounts for the fiscal year ending September 30, 2012 in the table below are estimates.

Fiscal Year Ending September 30, 2012
($ in millions, except per unit data)
Revenues	$203.8
Cost of sales	106.9
Selling, general and administrative expense	8.1
Debt service(1)	0.3
Interest income	(0.1)

Net Income	$88.6

Adjustments to reconcile Net Income to Adjusted EBITDA:
Add:
Depreciation and amortization	11.8
Debt service(1)	0.3
Subtract:
Interest income	0.1

Adjusted EBITDA	$100.6

Adjustments to reconcile Adjusted EBITDA to cash available for distribution:
Subtract:
Estimated incremental general and administrative expenses	3.6
Maintenance capital expenditures (inclusive of $1.8 million for the replacement of steam methane reformer tubes)	10.3
Expansion capital expenditures	5.9
Debt service cost excluding amortization of financing fees	0.1
Add:
Non-cash compensation expense	1.0
Capital funding from a portion of the net proceeds of this offering ($1.8 million for the replacement of steam methane reformer tubes and $5.9 million for expansion capital expenditures)	7.7

Cash Available for Distribution	$89.4

Aggregate Annual Distributions per Common Unit, Basic and Diluted	$2.34

Number of Common Units:
Basic	38,250,000
Diluted	38,272,000

(1)	Does not include any additional interest expense under a credit facility that we will seek to enter into after the closing of this offering to fund our ammonia capacity expansion project. See “—Summary of Significant Forecast Assumptions—Debt Service” below.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the fiscal year ending September 30, 2012, we estimate that we would generate Adjusted EBITDA and cash available for distribution in an amount sufficient to allow us to distribute an aggregate of $2.34 per unit on all of our outstanding common units for the fiscal year ending September 30, 2012. Our first distribution will take place following the first full quarter after the consummation of this offering and will include cash available for distribution with respect to the period beginning on the closing date of this offering and ending on the last day of the first full quarter ending after the consummation of this offering. Accordingly, the investors in this offering will not receive any cash available for distribution attributable to the period beginning October 1, 2011 through the closing date of this offering. Assuming a closing date of November 1, 2011, we estimate such amount to be de minimis, but the actual amount may be significant depending on the actual closing date of this offering.

Basis of Presentation

The accompanying financial forecast and summary of significant forecast assumptions of Rentech Nitrogen Partners, L.P. present the forecasted results of operations of Rentech Nitrogen Partners, L.P. for the fiscal year ending September 30, 2012, assuming that the Transactions (as defined on page 59 of this prospectus) had occurred at the beginning of such period.

Summary of Significant Forecast Assumptions

On-Stream Factors. For the fiscal year ending September 30, 2012, we estimate average on-stream factors of 94% for both our ammonia and UAN production, which would result in our ammonia and UAN units being in operation for 344 days, during the forecast period. These factors assume that our ammonia and UAN units will be off stream for a total of 22 days during the forecast period for a scheduled turnaround for the replacement of the steam methane reformer tubes and other purposes.

During the 12 months ended June 30, 2011, our ammonia and UAN units were in operation for 365 days, each having an on-stream factor of 100%.

During the fiscal year ended September 30, 2010, our ammonia and UAN units were in operation for 335 days and 339 days, respectively, with the ammonia and UAN units having an on-stream factor of 92% and 93%, respectively. Our operating units’ on-stream factors in fiscal year 2010 were adversely affected by downtime associated with the scheduled turnaround and unplanned repairs and maintenance, which resulted in 30 and 26 off stream days for our ammonia and UAN units, respectively.

Revenues. We estimate revenues based on a forecast of future ammonia, UAN, liquid urea, granular urea and nitric acid prices (assuming that the purchaser will pay shipping costs), multiplied by the number of tons we estimate we will sell during the forecast period. In some cases, our products are shipped on a delivered basis, in which case our revenues estimate includes the delivery cost for ammonia and UAN sold on a FOB delivered basis. An amount equal to the delivery cost is included in cost of sales assuming that all delivery costs are paid by the customer. For the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, approximately 9% and 17%, respectively, of our sales were made on an FOB basis. Additionally, we produce CO2 as a by-product and sell it into the food and beverage market at negotiated contract prices. CO2 is not subject to the distribution agreement with Agrium.

Based on these assumptions, we estimate our revenues for the fiscal year ending September 30, 2012 will be approximately $203.8 million. Our revenues for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 were $176.4 million and $131.4 million, respectively. We estimate that we will sell 140,534 tons of ammonia during the forecast period at an average price of $663.09 per ton, for revenues of $93.2 million. As of September 30, 2011, we had entered into product prepayment contracts to sell approximately 73,000 tons of ammonia for approximately $51.4 million during the forecast period, or approximately 55% of our estimated revenues from sales of ammonia during the forecast period. We sold

141,532 tons and 153,528 tons of ammonia at an average price of $534.75 per ton and $377.18 per ton, respectively, for revenues of $75.7 million and $57.9 million, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. We expect that sales volumes for ammonia during the forecast period will be lower than for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 primarily as a result of downtime resulting from our 2011 turnaround completed in October 2011. In addition, sales volumes during the fiscal year ended September 30, 2010 were higher as a result of sales from inventory. The average price estimate for ammonia during the forecast period was determined by management based on our current committed orders, price discovery generated through the selling efforts of our fertilizer marketing group and price projections data received from Blue Johnson, a leading consultant in the fertilizer industry.

We estimate that we will sell 273,806 tons of UAN during the forecast period at an average price of $328.37 per ton, for revenues of $89.9 million. As of September 30, 2011, we had entered into product prepayment contracts to sell approximately 116,000 tons of UAN for approximately $40.1 million during the forecast period, or approximately 45% of our estimated revenues from sales of UAN during the forecast period. We sold 338,092 tons and 294,607 tons of UAN at an average price of $232.29 per ton and $179.60 per ton, respectively, for revenues of $78.5 million and $52.9 million, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. We expect that sales volumes for UAN during the forecast period will be lower than for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 primarily as a result of downtime resulting from our 2011 turnaround completed in October 2011 and increasing UAN inventory levels during the forecast period. Similar to our estimates for ammonia described above, the average price estimate for UAN during the forecast period was determined by management based on our current committed orders, price discovery generated through the selling efforts of our fertilizer marketing group and price projections data received from Blue Johnson.

We estimate that we will sell 17,661 tons of granular urea during the forecast period at an average price of $499.99 per ton, for revenues of $8.8 million. We sold 19,664 tons and 21,242 tons of granular urea at an average price of $469.30 per ton and $426.03 per ton, respectively, for revenues of $9.2 million and $9.0 million, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. We expect that sales volumes for granular urea during the forecast period will be lower than for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 primarily as a result of downtime resulting from our 2011 turnaround completed in October 2011 and the increased utilization of urea to produce UAN for inventory. The average price estimate for granular urea during the forecast period was determined by management based on current committed orders, price discovery through the selling efforts of our fertilizer marketing group and price projections data received from Blue Johnson.

We estimate that we will sell 11,266 tons of liquid urea during the forecast period at an average price of $480.06 per ton, for revenues of $5.4 million. We sold 12,801 tons and 10,559 tons of liquid urea at an average price of $422.97 per ton and $342.26 per ton, respectively, for revenues of $5.4 million and $3.6 million, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. We expect sales volumes for liquid urea in the forecast period to vary from sales volumes for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 primarily as a result of comparative on-stream factors and projected demand in the market. The average price estimate for liquid urea during the forecast period was determined by management based on current committed orders, price discovery through the selling efforts of our fertilizer marketing group and price projections data received from Blue Johnson.

We estimate that we will sell 11,983 tons of nitric acid during the forecast period at an average price of $326.20 per ton, for revenues of $3.9 million. We sold 13,958 tons and 10,734 tons of nitric acid at an average price of $314.09 per ton and $291.49 per ton, respectively, for revenues of $4.4 million and $3.1 million, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. We expect sales volumes for nitric acid in the forecast period to vary from sales volumes for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 primarily as a result of comparative on-stream factors and projected demand in the market. The average price estimate for nitric acid during the forecast period was determined by management based on our current committed orders and price discovery generated through the selling efforts of our fertilizer marketing group.

We estimate that we will sell 82,020 tons of CO2 during the forecast period at an average price of $31.22 per ton, for revenues of $2.6 million. We sold 123,000 tons and 106,807 tons of CO2 at an average price of $25.40 per ton and $26.02 per ton, respectively, for revenues of $3.1 million and $2.8 million, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. We expect that sales volumes for CO2 during the forecast period will be lower than for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 primarily as a result of the reduction in our contracted volumes. The average price estimate for CO2 sold into the food and beverage market during the forecast period was determined by management based on historical contract pricing.

Holding all other variables constant, we expect that a 10% change in the forecasted price per ton of ammonia, not already sold under product prepayment contracts, would change our forecasted cash available for distribution by approximately $4.2 million for the fiscal year ending September 30, 2012. For the month of June 2011, the average realized price of ammonia was $643.35 per ton. Holding all other variables constant, we estimate that a 10% change in the forecasted price per ton of UAN, not already sold under product prepayment contracts, would change our forecasted cash available for distribution by approximately $5.0 million for the fiscal year ending September 30, 2012. The average realized price of UAN for the month of June 2011 was $334.80 per ton. Holding all other variables constant, we estimate that a 10% change in the forecasted price per ton of granular urea would change our forecasted cash available for distribution by approximately $0.9 million for the fiscal year ending September 30, 2012. The average realized price of granular urea for the month of June 2011 was $500.42 per ton. Holding all other variables constant, we estimate that a 10% change in the forecasted price per ton of liquid urea would change our forecasted cash available for distribution by approximately $0.5 million for the fiscal year ending September 30, 2012. The average realized price of liquid urea for the month of June 2011 was $467.39 per ton.

Cost of Sales (Inclusive of Depreciation and Amortization). Cost of sales includes natural gas, electricity, upgrading, sales commissions to Agrium, storage and loading and barging associated with our contracted capacity at Agrium’s Niota, Illinois terminal, as well as depreciation and amortization, if any. Cost of upgrading includes all costs associated with upgrading ammonia and urea into premium fertilizer products. Sales commission expense of 5.0%, limited to $5.0 million during each contract year, is payable to Agrium pursuant to our distribution agreement. Storage and loading expense consists of our outbound freight costs, which are passed through to our customers. Barge and storage expense associated with our contracted capacity at Agrium’s Niota terminal is our actual expense to acquire, maintain and lease storage space at the Niota terminal as well as our expense to ship inventory to the Niota terminal by river barge. Based on our forecasted revenues, as well as the other assumptions discussed below, we estimate that our cost of sales for the fiscal year ending September 30, 2012 will be approximately $106.9 million. Our cost of sales for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 were $104.5 million and $106.0 million, respectively.

We estimate that our total natural gas expense for the fiscal year ending September 30, 2012 will be approximately $50.6 million, based on an average price of $4.95 per MMBtu during the forecast period. Our estimate, in part, is based on forward purchase contracts we have entered into for a portion of our facility’s natural gas requirements for the fiscal year ending September 30, 2012. As of September 30, 2011, we had entered into forward purchase contracts for approximately 3.5 million MMBtu of natural gas at an average natural gas price of approximately $4.51 per MMBtu, not including gas transportation costs, with various delivery dates during the forecast period. We believe that the natural gas under these forward purchase contracts and the natural gas available in our inventory will be sufficient to manufacture the products we have sold under the product prepayment contracts we had entered into as of September 30, 2011. Our total natural gas costs included in cost of sales for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 were $52.6 million and $51.7 million, respectively, based on average natural gas prices of $4.73 per MMBtu and $4.69 per MMBtu, respectively. We use approximately 35 MMBtu and 16 MMBtu of natural gas to produce 1.0 ton of ammonia and 1.0 ton of UAN, respectively. Holding all other variables constant, we estimate that a 10%

change per MMBtu in the forecasted price of natural gas, not already purchased under forward purchase contracts, would change our forecasted cash available for distribution by approximately $2.7 million for the fiscal year ending September 30, 2012.

We estimate that our total electricity cost included in cost of sales for the fiscal year ending September 30, 2012 will be approximately $7.5 million based on an average price of $70.66 per MWH during the forecast period. Our total electricity cost included in cost of sales for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 were $7.9 million and $6.8 million, respectively, based on average prices of $69.41 per MWH and $64.13 per MWH, respectively. On average, we use 135 KWH of electricity to produce 1.0 ton of ammonia. Holding all other variables constant, we estimate that a 10% change in the forecasted price per MWH of electricity would change our forecasted cash available for distribution by approximately $0.8 million for the fiscal year ending September 30, 2012.

Selling, General and Administrative Expense (Inclusive of Depreciation and Amortization). Selling, general and administrative expense consists primarily of direct and allocated compensation, non-cash compensation, legal, treasury, accounting, marketing and human resources expenses and expenses related to maintaining our corporate offices in Illinois, as well as a portion of depreciation and amortization, if any. We estimate that our selling, general and administrative expense will be approximately $8.1 million for the fiscal year ending September 30, 2012. Selling, general and administrative expense, calculated on a pro forma basis, for the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 were $6.8 million and $5.8 million, respectively.

Upon the closing of this offering, we, our general partner and Rentech will enter into a services agreement, pursuant to which Rentech will agree to provide us and our general partner with certain administrative services. See “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Services Agreement.”

Depreciation and Amortization. We estimate that depreciation and amortization for the forecast period will be approximately $11.8 million, as compared to $10.4 million and $10.5 million during the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010, respectively. Of these amounts, we estimate that the amount of depreciation and amortization included in selling, general and administrative expense will be approximately $0.1 million for the forecast period, as compared to $0.4 million during each of the fiscal year ended September 30, 2010 and the 12 months ended June 30, 2011.

Debt Service. Debt service includes interest expense, other financing costs and debt amortization payments. As part of the Transactions, we will repay all of our term loan debt. At or as soon as practicable following the closing of this offering, we expect to enter into our new revolving credit facility, which we expect would provide for revolving commitments of $25.0 million. Our forecasted interest expense of $0.1 million is based on an assumed 0.5% commitment fee on unused funds during the fiscal year ending September 30, 2012. At this time, we do not anticipate drawing on our new revolving credit facility during the forecast period. The forecasted interest expense does not include the amortization of deferred financing costs related to our new revolving credit facility, which would have no impact on Adjusted EBITDA.

In addition, if our ammonia capacity expansion project proceeds, we intend to finance the entire remaining cost of the project through borrowings. If we enter into our new $25 million revolving credit facility at or as soon as practicable following the closing of this offering as we currently contemplate, we would not have sufficient borrowing capacity under that facility to finance the entire project. The new revolving credit facility would be designed to provide for seasonal working capital needs only, not construction financing. As a result, we would require an additional credit facility with sufficient capacity and on acceptable terms to fund our ammonia capacity expansion project. Assuming we were able to put in place such a credit facility, we assume that the average monthly balance for the fiscal year ending September 30, 2012, under the credit facility would be approximately $35.4 million. Based on these assumptions, at average interest rates ranging from 4.0% to 6.5% per annum, we would expect to incur between approximately $1.6 million and $2.4 million in additional interest expense during the fiscal year ending September 30, 2012 as a result of these borrowings. Assuming the average outstanding monthly balance remained the same, an increase or decrease of 50 basis points in the average interest rate applicable to the credit facility would result in an increase or decrease, respectively, of approximately $175,000 of interest expense during the fiscal year ending September 30, 2012. Assuming the same range of interest rates applied to the credit facility, an increase or decrease of $1 million in the average monthly balance outstanding under the credit facility would result in an increase or decrease, respectively, of between approximately $40,000 and $65,000 in interest expense during the fiscal year ending September 30, 2012. The foregoing assumes that the terms of this additional credit facility would not require any repayment of principal during the fiscal year ending September 30, 2012. If such principal repayments were required, our total debt service expense over the fiscal year ending September 30, 2012 would increase by a corresponding amount. If such a credit facility were not available, and if the ammonia capacity expansion project proceeds, we would consider financing the project with equity financing. We are in the process of completing engineering and detailed cost estimates for the ammonia capacity expansion project, and the actual costs for the project and associated debt service expense could vary substantially from our current estimates.

Interest Income. Our forecasted interest income of $0.1 million is based on a projected 0.3% return on our projected average cash balances during the fiscal year ending September 30, 2012. Our earnings for each of the 12 months ended June 30, 2011 and the fiscal year ended September 30, 2010 include interest income of $0.1 million generated on our average cash balances during that period.

Income Taxes. As a limited partnership, we estimate that we will pay no income tax during the forecast period.

Net Income. Our forecasted net income for the fiscal year ending September 30, 2012 of $88.6 million includes income that will be recorded during the fiscal year ending September 30, 2012 in connection with the delivery of product sold pursuant to product prepayment contracts in prior periods, as we receive cash for product prepayments when the sales are made but do not record revenue in respect of such sales until product is delivered. Net income, calculated on a pro forma basis, was $64.7 million and $19.3 million during the 12 months ended June 30, 2011 and during the fiscal year ended September 30, 2010, respectively. All cash on our balance sheet in respect of product prepayments on the date of the closing of this offering will be reserved by us for general purposes and will not be distributed to RNHI at the closing of this offering.

Non-cash Compensation Expense. Non-cash compensation expense includes unit-based compensation to eligible employees. We estimate that we will incur $1.0 million in non-cash compensation expense for the fiscal year ending September 30, 2012. Non-cash compensation expense recorded in the prior periods was de minimis.

Estimated Incremental General and Administrative Expense. Incremental general and administrative expense consists of all incremental expense attributable to our administration as a publicly traded limited partnership. This expense includes, but is not limited to, costs associated with SEC reporting requirements, such as annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, internal audit costs, directors and officers insurance, investor relations activities, registrar and transfer agent. We estimate that we will incur a total of $3.6 million in incremental general and administrative expense for the fiscal year ending September 30, 2012.

Maintenance Capital Expenditures. Maintenance capital expenditures are capital expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new capital assets) made to maintain, including over the long term, our operating capacity or operating income, or to comply with environmental, health, safety or other regulations. Maintenance capital expenditures that are required to comply with regulations may also improve the output, efficiency or reliability of our facility. We estimate that we will incur a total of $10.3 million in maintenance capital expenditures for the fiscal year ending September 30, 2012, including $1.8 million for replacement of the steam methane reformer tubes. We incurred maintenance capital expenditures of $13.1 million and $9.9 million during the 12 months ended June 30, 2011 and during the fiscal year ended September 30, 2010, respectively.

Steam Methane Reformer Tubes Replacement Expenditures. The steam methane reformer tube replacement expenditures include all capital costs associated with replacement of the steam methane reformer tubes, the replacement of which is necessary to maintain current levels of nitrogen fertilizer production and to extend the service period of our facility. The replacement of the steam methane reformer tubes took place during our 2011 turnaround completed in October 2011. Replacement of the tubes was a non-recurring capital expenditure that will be funded with a portion of the net proceeds of this offering and thus is excluded from our calculation of forecasted cash available for distribution. We estimate that the total cost for the replacement of the steam methane reformer tubes will be $9.0 million. We estimate that we will incur a total of $1.8 million of the $9.0 million during the fiscal year ending September 30, 2012.

Expansion Capital Expenditures. Expansion capital expenditures are capital expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. We currently estimate that we will incur a total of $5.9 million in expansion capital expenditures for fiscal year ending September 30, 2012, comprising expenditures related to our urea expansion and DEF build-out project and FEED for our ammonia capacity expansion project. We expect to fund these expenditures with a portion of the net proceeds of this offering. We expect our urea expansion and DEF build-out project could be completed by the end of 2012 and FEED for our ammonia capacity expansion project to be completed by early 2012. As discussed in “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion,” assuming we continue construction of our ammonia capacity expansion project, we expect to incur significant additional expenditures for that expansion project during the fiscal year ending September 30, 2012, and intend to finance those costs and the entire remaining cost of that project through borrowings. For a discussion of certain risks associated with our expansion projects in general, and our ammonia capacity expansion project in particular, please read “Risk Factors—There are significant risks associated with expansion projects that may prevent completion of these projects on budget, on schedule or at all.”

Regulatory, Industry and Economic Factors. Our forecast for the fiscal year ending September 30, 2012 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, weather-related incidents, floods, unscheduled turnarounds or other downtime or similar unanticipated events;

•	no material adverse change in the markets in which we operate resulting from substantially higher natural gas or electricity prices or reduced demand for nitrogen fertilizer products;

•	no material decreases in the prices we receive for our nitrogen fertilizer products;

•	no material changes in domestic or global agricultural markets or overall domestic or global economic conditions; and

•	an annual inflation rate of 2.0% to 3.0%.

Actual regulatory, industry and economic conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Compliance with Debt Covenants. Our ability to make distributions could be affected if we do not remain in compliance with the financial and other covenants that we expect to be included in our new revolving credit facility. We have assumed we will be in compliance with such covenants.

HOW WE MAKE CASH DISTRIBUTIONS

General

Within 45 days after the end of each quarter, beginning with the first full quarter following the closing date of this offering, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distribution

Upon the closing of this offering, we will have 38,250,000 common units outstanding. Each common unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro-rata basis, and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

Method of Distributions

We intend to make distributions pursuant to our general partner’s determination of the amount of cash available for distribution for the applicable quarter, which we will then distribute to our unitholders, pro rata; provided, however, that we may change this policy at any time and our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank as to distributions. Our partnership agreement permits us to borrow to make distributions, but we are not required and do not intend to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter. We do not have a legal obligation to pay distributions, and the amount of distributions paid and the decision to make any distribution is determined by the board of directors of our general partner. We expect that our new revolving credit facility would restrict our ability to make distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for a discussion of our new revolving credit facility.

General Partner Interest

Upon the closing of this offering, our general partner will own a non-economic general partner interest and therefore will not be entitled to receive cash distributions. However, RNHI, which owns all of the outstanding member interests in our general partner, will own 23,250,000 common units upon the closing of this offering (or 21,000,000 common units if the underwriters exercise their option to purchase additional common units in full) and may acquire additional common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

Adjustments to Capital Accounts Upon Issuance of Additional Common Units

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to such issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected financial information presented below under the caption “Statement of Operations Data” for the fiscal years ended September 30, 2010, 2009 and 2008 and the selected financial information presented below under the caption “Balance Sheet” Data as of September 30, 2010 and 2009, have been derived from REMC’s audited financial statements included elsewhere in this prospectus. REMC’s financial statements for the fiscal years ended September 30, 2010 and 2009 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. REMC’s financial statements for the fiscal year ended September 30, 2008 have been audited by Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm. The selected financial information presented below under the caption “Balance Sheet Data” as of September 30, 2008, have been derived from REMC’s audited financial statements that are not included in this prospectus. The selected financial information presented below under the caption “Statement of Operations Data” for the fiscal year ended September 30, 2007, the 158 days ended September 30, 2006 and the 115 days ended April 15, 2006 and the selected financial information presented below under the caption “Balance Sheet Data” as of September 30, 2007 and 2006 have been derived from REMC’s unaudited condensed financial statements that are not included in this prospectus.

The selected financial information presented below under the caption “Statement of Operations Data” for the nine months ended June 30, 2011 and 2010 and the selected financial information presented below under the caption “Balance Sheet Data” as of June 30, 2011 have been derived from REMC’s unaudited condensed financial statements included elsewhere in this prospectus which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of REMC’s financial position at June 30, 2011, and the results of operations for the interim periods presented. Operating results for the nine months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2011. The selected financial information presented below under the caption “Balance Sheet Data” as of June 30, 2010, have been derived from REMC’s unaudited financial statements that are not included in this prospectus.

REMC’s financial statements included elsewhere in this prospectus include certain costs of Rentech that were incurred on REMC’s behalf. The financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our historical costs of doing business other than the estimated incremental costs of operating as a public company. The amounts charged or allocated to REMC are not necessarily indicative of the costs that REMC would have incurred had REMC operated as a stand-alone company for all periods presented. These financial statements do not include estimates of the incremental general and administrative expense attributable to operating as a publicly traded limited partnership.

The selected pro forma financial information presented below under the caption “Statement of Operations Data” for the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 and the selected pro forma financial information presented below under the caption “Balance Sheet Data” as of June 30, 2011, have been derived from REMC’s unaudited pro forma condensed financial statements included elsewhere in this prospectus. The pro forma statement of operations data for the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 assumes that the Transactions (as defined on page 59 of this prospectus) occurred on October 1, 2009. The unaudited pro forma balance sheet data as of June 30, 2011 assumes that the Transactions occurred on June 30, 2011. The pro forma financial data is not comparable to our historical financial data. A more complete explanation of the pro forma financial data can be found in our unaudited pro forma condensed financial statements and accompanying notes included elsewhere in this prospectus. Neither the pro forma statement of operations data nor the pro forma balance sheet data include estimates of the incremental costs of operating as a publicly traded limited partnership.

On April 26, 2006, Rentech acquired all of the outstanding capital stock of Royster-Clark Nitrogen, Inc., or RCN, which subsequently changed its name to Rentech Energy Midwest Corporation. We refer to RCN as the

Predecessor, and we refer to REMC as the Successor. As a result of certain adjustments made in connection with the acquisition, a new basis of accounting was established on April 26, 2006. Included in the selected financial data below is a period of time when our business was operated by the Predecessor for the 115 day period ended April 25, 2006. Since the assets and liabilities of the Successor were presented on a new basis of accounting, the financial information for the Successor is not comparable to the financial information of the Predecessor.

The data below should be read in conjunction with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Successor							Predecessor	Pro Forma
	Nine Months Ended June 30,		Fiscal Years Ended September 30,				158 Days Ended Sept. 30,	115 Days Ended April 25,	Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2007	2006	2006	2011	2010
	(in thousands except product pricing and per unit data)								(in thousands)
STATEMENT OF OPERATIONS DATA
Revenues(1)	$141,291	$96,317	$131,396	$186,449	$216,615	$134,419	$45,268	$37,059	141,291	$131,396
Cost of sales(2)	77,535	79,092	106,020	125,888	160,633	118,510	44,947	40,487	77,535	106,020
Gross profit (loss)	63,756	17,225	25,376	60,561	55,982	15,909	321	(3,428)	63,756	25,376
Operating income (loss)	59,478	13,980	20,389	55,313	51,752	10,219	(1,331)	(3,981)	58,552	19,528
Other expenses, net(3)	(23,002)	(9,349)	(12,036)	(8,578)	(1,779)	753	(162)	(2,653)	(248)	(301)
Income (loss) before income taxes	36,476	4,631	8,353	46,735	49,973	10,972	(1,493)	(6,634)	58,304	19,227
Income tax expense (benefit)	14,909	1,840	3,344	18,576	19,875	4,367	—	—	—	—
Net income (loss)	21,567	2,791	5,009	28,159	30,098	6,605	(1,493)	(6,634)	58,304	19,227
Financial and Other Data:
Cash flows provided by (used in) operating activities	44,484	2,817	18,397	24,309	61,962	31,185	7,475	(13,174)
Cash flows used in investing activities	(12,382)	(9,074)	(9,836)	(12,701)	(8,260)	(8,464)	(1,607)	(1,126)
Cash flows provided by (used in) financing activities	(45,592)	1,288	(10,288)	(31,215)	(24,814)	(943)	(268)	14,284
Adjusted EBITDA(4)	66,989	21,748	30,967	63,709	60,381	18,041	1,131	(954)	66,391	30,543
Capital expenditures for property, plant and equipment	12,398	9,088	9,850	12,701	8,260	8,464	1,607	231	12,398	9,850
Key Operating Data:
Products sold (tons):
Ammonia	106	118	153	126	173	145	43	59
UAN	238	195	294	267	313	275	153	36
Product pricing (dollars per ton)(5):
Ammonia	$580	$371	$377	$726	$539	$351	$301	$383
UAN	259	185	180	267	308	209	162	172
Production (tons)(6):
Ammonia	218	194	267	267	299	270	129	83
UAN	245	207	287	274	311	269	107	73
On-stream factors(7):
Ammonia	100.0%	89.0%	91.8%	98.1%	99.5%	94.2%	100.0%	93.0%
UAN	100.0%	90.8%	92.9%	96.7%	98.4%	94.8%	100.0%	93.0%

	Nine Months Ended June 30, 2011	Fiscal Year Ended September 30, 2010
Pro forma earnings per common unit(8):
Basic and Diluted	$1.52	$0.50
Pro forma weighted average common units outstanding(8):
Basic	38,250	38,250
Diluted	38,266	38,272

	Successor							Pro Forma
	As of June 30,		As of September 30,					As of June 30,
	2011	2010	2010	2009	2008	2007	2006	2011
	(in thousands)							(in thousands)

BALANCE SHEET DATA
Cash and cash equivalents	$21,444	$31,692	$34,934	$36,661	$56,268	$27,380	$5,601	$48,000
Working capital	(15,961)	12,264	22,565	(2,860)	31,251	25,974	14,491	55,195
Construction in progress	10,753	5,219	2,474	6,882	3,490	772	663	10,753
Total assets	111,278	110,954	108,837	115,769	159,552	108,266	80,857	129,860
Total long-term liabilities	125,242	36,020	54,549	7,642	59,045	8,062	4,659	260
Total stockholder’s equity (deficit)/partners’ capital	(79,492)	31,603	20,334	42,433	26,118	70,284	64,621	111,090

(1)	Revenues reflect prices charged to customers, including freight and transportation costs, if any, and sales of natural gas of excess inventory, if any. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”
(2)	Cost of sales is comprised of product shipments costs (including costs for natural gas, labor, electricity, upgrading, storage and loading, barging, sales commissions to Agrium and depreciation and amortization), turnaround expenses and cost of sales of natural gas of excess inventory and cost of sales of natural gas with simultaneous purchase, as shown below:

	Successor							Predecessor	Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,				158 Days Ended Sept. 30,	115 Days Ended April 25,	Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2007	2006	2006	2011	2010
	(in thousands)								(in thousands)
Cost of sales:
Product shipments(a)	$77,510	$72,781	$99,749	$98,968	$153,862	$107,357	$44,286	$36,936	$77,510	$99,749
Turnaround expenses	25	3,995	3,955	149	—	3,487	—	—	25	3,955
Sales of excess inventory of natural gas	—	2,259	2,259	3,996	3,731	7,666	661	3,551	—	2,259
Simultaneous sale and purchase of natural gas	—	57	57	22,775	3,040	—	—	—	—	57

Total	$77,535	$79,092	$106,020	$125,888	$160,633	118,510	44,947	40,487	$77,535	$106,020

(a)	Cost of product shipments include sales commissions and the portion of depreciation and amortization included in cost of sales. For the nine months ended June 30, 2011 and 2010, sales commissions were approximately $4.8 million and $3.2 million, respectively, and depreciation and amortization (in cost of sales) was approximately $7.2 million and $7.3 million, respectively. For the fiscal year ended September 30, 2010, 2009, 2008 and 2007, sales commissions were approximately $4.4 million, $3.7 million, $6.3 million and $2.6 million, respectively, and depreciation and amortization (in cost of sales) was approximately $10.1 million, $8.3 million, $8.4 million and $7.7 million, respectively. For the 158 days ended September 30, 2006, sales commissions were approximately $870 thousand and depreciation and amortization (in cost of sales) was approximately $2.4 million. For the 115 days ended April 25, 2006, sales commissions were $0.

(3)	Other expenses, net is comprised of the following components:

	Successor							Predecessor	Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,				158 Days Ended Sept. 30,	115 Days Ended April 25,	Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2007	2006	2006	2011	2010
	(in thousands)								(in thousands)
Other income (expense), net:
Interest income	$40	$46	$57	$190	$891	$812	$—	$—	$40	$57
Interest expense	(9,230)	(7,278)	(9,859)	(8,481)	(2,747)	(93)	(250)	(2,689)	(292)	(392)
Loss on debt extinguishment	(13,816)	(2,268)	(2,268)	—	—	—	—	—	—	—
Other income (expense), net	4	151	34	(287)	77	34	88	36	4	34

Total	$(23,002)	$(9,349)	$(12,036)	$(8,578)	$(1,779)	$753	$(162)	$(2,653)	$(248)	$(301)

(4)	Adjusted EBITDA is defined as net income plus interest expense and other financing costs, income tax expense, non-cash compensation expense and depreciation and amortization, net of interest income. In calculating historical Adjusted EBITDA, no adjustment has been made for non-cash compensation expense, which was de minimis in each of the periods presented.

Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	The financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	Our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

	Historical					Pro Forma
	Nine Months Ended June 30,		Fiscal Year Ended September 30,			Nine Months Ended June 30,	Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008	2011	2010
	(in thousands)					(in thousands)
Net income	$21,567	$2,791	$5,009	$28,159	$30,098	$58,304	$19,227
Add:
Interest income	(40)	(46)	(57)	(190)	(891)	(40)	(57)
Interest expense	9,230	7,278	9,859	8,481	2,747	292	392
Loss on debt extinguishment	13,816	2,268	2,268	—	—	—	—
Income tax expense	14,909	1,840	3,344	18,576	19,875	—	—
Non-cash compensation expense	—	—	—	—	—	328	437
Depreciation and amortization	7,507	7,617	10,544	8,683	8,552	7,507	10,544

Adjusted EBITDA	$66,989	$21,748	$30,967	$63,709	$60,381	$66,391	$30,543

(5)	Product pricing for ammonia and UAN is inclusive of any amounts of freight and transportation costs charged to customers.
(6)	Ammonia production represents the total tons of ammonia produced, including ammonia produced that was upgraded into other products, such as UAN, liquid urea, granular urea and nitric acid.
(7)	The respective on-stream factors for the ammonia and UAN plants equal the total days the applicable plant operated in any given period, divided by the total days in that period.
(8)	Pro forma earnings per common unit is presented for the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010 to (i) give effect to the repayment in full of REMC’s existing term loan; (ii) add back to net income (a) the interest expense recorded in REMC’s statement of operations related to its existing term loan and previous term loans, (b) loss on debt extinguishment and, (c) fees and loan modification costs related to various term loans; and (iii) give effect to the issuance of common units in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition, results of operations and cash flows in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a Delaware limited partnership formed in July 2011 by Rentech, a publicly traded provider of clean energy solutions and nitrogen fertilizer, to own, operate and grow our nitrogen fertilizer business. Our nitrogen fertilizer facility, which is located in East Dubuque, Illinois, has been in operation since 1965 with infrequent unplanned shutdowns. We produce primarily ammonia and UAN at our facility, using natural gas as our primary feedstock. Substantially all of our products are nitrogen-based.

Our facility is located in the center of the Mid Corn Belt, the largest market in the United States for direct application of nitrogen fertilizer products. The Mid Corn Belt includes the States of Illinois, Indiana, Iowa, Missouri, Nebraska and Ohio. The States of Illinois and Iowa have been the top two corn producing states in the United States for the last 20 years according to the National Corn Growers Association. We consider our market to be comprised of the States of Illinois, Iowa and Wisconsin. Based on information provided by Blue Johnson, for the 12 months ended June 30, 2010, the amount of ammonia consumed as fertilizer in the States of Illinois, Iowa and Wisconsin was approximately 4.0 times the amount produced for sale in those states, and the amount of UAN consumed was approximately 1.4 times the amount produced for sale in those states.

Our core market consists of the area located within an estimated 200-mile radius of our facility. In most instances, our customers purchase our nitrogen products at our facility and then arrange and pay to transport them to their final destinations by truck. To the extent our products are picked up at our facility, we do not incur any shipping costs, in contrast to nitrogen fertilizer producers located outside of our core market that must incur transportation and storage costs to transport their products to, and sell their products in, our market. In addition, we do not maintain a fleet of trucks and, unlike some of our major competitors, we do not maintain a fleet of rail cars because our customers generally are located close to our facility and prefer to be responsible for transportation. Having no need to maintain a fleet of trucks or rail cars lowers our fixed costs. The combination of our proximity to our customers and our storage capacity at our facility also allows for better timing of the pick-up and application of our products, as nitrogen fertilizer product shipments from more distant locations have a greater risk of missing the short periods of favorable weather conditions during which the application of nitrogen fertilizer may occur. As a result of these factors, during each of the last three fiscal years, we realized higher average net sales prices per ton of ammonia than our publicly traded nitrogen fertilizer competitors that have reported this information. Ammonia sales price data for privately held ammonia producers is unavailable. According to Blue Johnson, as of February 28, 2011, we and our publicly traded nitrogen fertilizer competitors comprised approximately 66% of the aggregate ammonia production capacity in the United States, including ammonia produced by publicly traded and privately held companies for agricultural and industrial uses or upgraded to other nitrogen products. Also, based on data from the USDA and Blue Johnson, for the 12 months ended June 30, 2009, we and our publicly traded nitrogen fertilizer competitors accounted for approximately 32% of the aggregate sales of nitrogen products in the United States by international and domestic producers (measured in tons of nitrogen).

Factors Affecting Comparability of Financial Information

Our historical results of operations for the periods presented may not be comparable with our results of operations in the future for the reasons discussed below.

Corporate Allocations

REMC has been consolidated with Rentech’s operations since it was acquired by Rentech in 2006. The financial statements of REMC included elsewhere in this prospectus reflect REMC on a stand-alone or “carve-out” basis. In the financial statements, corporate overhead costs incurred by Rentech on behalf of REMC were allocated to REMC and are reflected in operating expenses. These costs include the following:

•

compensation of human resources, legal, information systems and other Rentech personnel, which were allocated to REMC based on the estimated amount of time spent by the Rentech personnel on work for REMC;

•	stock-based and incentive bonus compensation of REMC personnel, all of which was allocated to REMC;

•	third-party hosting costs for accounting and financial reporting software, which were allocated to REMC based on the estimated proportion of such costs that related to REMC transactions;

•	audit and tax services expenses, which were allocated to REMC based on an estimate of the time spent by third-party providers on REMC audit and tax matters;

•	income taxes, which were allocated to REMC on a hypothetical separate tax return basis;

•	capital costs of accounting and financial reporting software, which were allocated to REMC based on an estimate of the time the software was used by REMC personnel; and

•	amortization of the original issue discount and the loss on the early extinguishment of debt relating to REMC’s former credit agreement, all of which was allocated to REMC.

For the nine months ended June 30, 2011 and 2010, the total operating expenses incurred by Rentech and allocated to REMC were approximately $1.3 million and $1.1 million, respectively. For the fiscal years ended September 30, 2010, 2009 and 2008, the total operating expenses incurred by Rentech and allocated to REMC were approximately $1.4 million, $1.6 million and $1.3 million, respectively. See Note 1 to the financial statements included elsewhere in this prospectus.

REMC and Rentech entered into a management services agreement on April 26, 2006 and amended that agreement on July 29, 2011. As compensation for Rentech’s management services, REMC pays Rentech the actual corporate overhead costs incurred by Rentech on behalf of REMC, including, without limitation, compensation expenses for Rentech personnel providing services to REMC, stock-based and incentive bonus compensation expenses of REMC personnel, legal, audit, accounting and tax services expenses, income tax expenses and software expenses. The management services agreement will terminate in accordance with its terms at the closing of this offering and, upon its termination, REMC will be required to pay Rentech any corporate overhead costs owed by REMC under the agreement. We estimate that the amount of these corporate overhead costs will be approximately $16.6 million, which primarily represent estimated income taxes attributable to REMC. See “Certain Relationships and Related Party Transactions—Transactions between REMC and Rentech—Management Services Agreement.”

Upon the closing of this offering, we, our general partner and Rentech will enter into a services agreement, pursuant to which we and our general partner will obtain certain management and other services from Rentech. Our financial statements following this offering will reflect the impact of the reimbursements we are required to make to Rentech under the services agreement instead of those used for purposes of preparing REMC’s stand-alone financial statements described above. Under the services agreement, we, our general partner and our operating subsidiary will be obligated to reimburse Rentech for (i) all costs, if any, incurred by Rentech or its affiliates in connection with the employment of its employees who are seconded to us and who provide us services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by Rentech or its affiliates in connection with the employment of its employees, excluding seconded personnel, who provide us services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by Rentech on a commercially reasonable basis, based on the estimated percent of total working time that such personnel are engaged in performing services for us; (iii) a prorated share of certain administrative costs, in accordance with the agreement, including office costs, services by outside vendors, other general and administrative costs; and (iv) any taxes (other than income taxes, gross receipt taxes and similar taxes) incurred by Rentech or its affiliates for the services provided under the agreement. See “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Services Agreement.”

Publicly Traded Limited Partnership Expenses

After the closing of this offering, we expect that our general and administrative expense will increase due to the costs of operating as a publicly traded limited partnership, including costs associated with SEC reporting requirements, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, work performed by our independent auditors, internal audits, investor relations activities and registrar and transfer agent services. We estimate that this incremental general and administrative expense will be approximately $3.6 million per year, excluding the costs associated with this offering. Our financial statements following this offering will reflect the impact of this expense, which will affect the comparability of our post-offering results with our financial statements from periods prior to the closing of this offering. Our unaudited pro forma condensed financial statements, however, do not reflect this expense.

Expansion Projects

As discussed in “Business—Our Business Strategies—Pursue Organic Growth Opportunities,” we have commenced projects to expand the production capabilities at our facility. To the extent that we proceed with and complete one or more of these expansion projects, we expect to incur significant costs and expenses for the construction and development of such projects. If we finance some or all of these costs and expenses with the proceeds from the incurrence of indebtedness, then our interest expense could increase significantly. We also would expect our depreciation and amortization expense to increase from additional assets placed into service from any expansion project. As a result, our results of operations for periods prior to, during and after the construction of any expansion project may not be comparable.

Key Industry Factors

Supply and Demand

Our earnings and cash flow from operations are significantly affected by nitrogen fertilizer product prices. The price at which we ultimately sell our nitrogen fertilizer products depends on numerous factors, including the global supply and demand for nitrogen fertilizer products which, in turn, depends on, among other factors, world grain demand and prices, inventory and production levels, changes in world population, the cost and availability of natural gas in various regions of the world, the cost and availability of fertilizer transportation infrastructure, weather conditions, the availability of imports and the extent of government intervention in agriculture markets. Nitrogen fertilizer prices are also affected by local factors, including weather and soil conditions, local market conditions and the operating levels of competing facilities. An expansion or upgrade of our competitors’ facilities, international political and economic developments and other factors are likely to continue to play an important role in nitrogen fertilizer industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction in product margins. In addition, demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on the prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors including crop prices, their current liquidity, soil conditions, weather patterns and the types of crops planted. Moreover, the industry typically experiences seasonal fluctuations in demand for nitrogen fertilizer products.

Natural Gas Prices

Natural gas is the primary feedstock for the production of nitrogen fertilizers, accounting for approximately 80% to 85% of the cash production costs for ammonia. Over the last five years, United States natural gas reserves have increased significantly due to, among other factors, advances in extracting shale gas, which have reduced and stabilized natural gas prices, providing North America with a cost advantage over Europe. As a result, our competitive position and that of other North American nitrogen fertilizer producers have been positively impacted.

We historically have purchased natural gas in the spot market, through the use of forward purchase contracts, or a combination of both. We historically have used forward purchase contracts to lock in pricing for a portion of our facility’s natural gas requirements. These forward purchase contracts are generally either fixed-price or index-priced, short-term in nature and for a fixed supply quantity. We are able to purchase natural gas at competitive prices due to our connection to Nicor Inc.’s distribution system and its proximity to the Northern Natural Gas interstate pipeline system. Over the past several years, natural gas prices have experienced significant fluctuations, which has had an impact on our cost of producing nitrogen fertilizer. During the nine months ended June 30, 2011 and 2010, we spent approximately $38.7 million and $37.8 million, respectively, on natural gas, which equaled an average cost per MMBtu of approximately $4.68 and $4.69, respectively. During the fiscal years ended September 30, 2010, 2009 and 2008, we spent approximately $50.5 million, $57.5 million and $103.6 million, respectively, on natural gas, which equaled an average cost per MMBtu of approximately $4.95, $5.67 and $9.34, respectively.

Transportation Costs

Costs for transporting nitrogen fertilizer can be significant relative to its selling price. For example, ammonia is costly to transport because it is a toxic gas at ambient temperatures and therefore must be transported under refrigeration in specialized equipment. The United States imports an average of over 50% of its annual fertilizer needs between 1999 and 2009 according to the USDA. Therefore, nitrogen fertilizer prices in North America are influenced by the cost to transport product from exporting countries, granting an advantage to local producers who ship over shorter distances.

The price of our nitrogen fertilizer products is impacted by our transportation cost advantage over out-of-region competitors serving our core market. In most instances, our customers purchase our nitrogen products at our facility and then arrange and pay to transport them to their final destinations by truck. To the extent our products are picked up at our facility, we do not incur any shipping costs, in contrast to nitrogen fertilizer producers outside of our core market that must incur transportation and storage costs to transport their products to, and sell their products in, our market. Accordingly, we may offer nitrogen fertilizers at market prices that factor in the storage and transportation costs of out-of-region producers without having incurred such costs. We estimate that it currently costs approximately $80 to $120 per ton to store and transport ammonia by pipeline, barge or rail from the Gulf Coast into our market. UAN is typically transported into our market from the Gulf Coast by barge or rail. We estimate that it costs approximately $35 and $50 per ton to store and transport UAN from the Gulf Coast into our market by barge and rail, respectively. We do not believe that ammonia or UAN are typically transported into our market by truck. In addition, we do not maintain a fleet of trucks and, unlike some of our major competitors, we do not maintain a fleet of rail cars, which lowers our fixed costs.

Key Operational Factors

Product Prepayment Contracts

We enter into product prepayment contracts committing our customers to purchase our nitrogen fertilizer products at a later date. These customers pay a portion of the contract price for our products shortly after entering into such contracts and the remaining balance of the contract price prior to picking up or delivery of the products. We recognize revenue when products are picked-up or delivered and the customer takes title. The cash received from product prepayments increases our operating cash flow in the quarter in which the cash is received, but may effectively reduce our operating cash flow in a subsequent quarter if the cash was received in a quarter prior to the one in which the revenue is recorded. Our policy is to purchase under fixed-price forward contracts approximately enough natural gas to manufacture the products that have been sold under product prepayment contracts for later delivery, effectively fixing most of the gross margin on pre-sold product. Our earnings and operating cash flow in future periods may be affected by the degree to which we continue this practice or seek to maximize our gross margins by more opportunistically timing product sales and natural gas purchases.

Facility Reliability

Consistent, safe and reliable operations at our facility are critical to our financial performance and results of operations. Unplanned shutdowns of our facility may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. The financial impact of planned shutdowns, including facility turnarounds, is mitigated through a diligent planning process that takes into account the existing margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors. We generally undergo a facility turnaround every two years, which typically lasts 18 to 25 days and costs approximately $3.0 to $5.0 million per turnaround. These costs are expensed as incurred. Our facility underwent a turnaround in October 2009 at a cost of approximately $4.0 million. In many cases, we also perform significant maintenance capital projects at our facility during a turnaround to minimize disruption to our operations. These capital projects are undertaken during turnarounds to minimize disruption to our operations, but are capitalized as property, plant and equipment rather than expensed as turnaround costs. Our maintenance capital expenditures for such projects ranged between $7.0 million and $13.0 million per year for the four years ended September 30, 2010. As part of this year’s turnaround, we completed a significant maintenance capital project to replace our existing steam methane reformer tubes, which have been operational since 1980, and made other capital improvements to our facility. This relatively large maintenance project is expected to increase our aggregate maintenance capital expenditures for the fiscal years ending September 30, 2011 and 2012 to a total of approximately $34.8 million in the aggregate. As of June 30, 2011, approximately $11.2 million of the aggregate expected amount has been incurred, with the remaining $23.6 million of capital expenditures for the steam methane reformer tubes and other purposes expected to be incurred over the 15 months ending September 30, 2012. In addition, as a result of this significant maintenance project, this year’s turnaround lasted 30 days, which is longer than the 18 to 25 days we generally experience for turnarounds. Following this maintenance project, we expect that annual maintenance capital expenditures will revert back to their customary levels. See “—Liquidity and Capital Resources—Capital Expenditures.”

Factors Affecting Results of Operations

Revenues

We generate revenue primarily from sales of nitrogen fertilizer products manufactured at our facility and used primarily in corn production. Our facility is designed to produce ammonia, UAN, liquid and granular urea, nitric acid and CO2 using natural gas as a feedstock. Revenues are seasonal based on the planting, growing and harvesting cycles of customers utilizing nitrogen fertilizer.

Cost of Sales

Our cost of sales primarily consists of product shipments and turnaround expenses. Product shipments, the most significant element of cost of sales, primarily consists of natural gas and labor costs. Turnaround expenses represent the cost of shutting down our facility for planned maintenance, which is done approximately every two years.

Operating Expenses

Operating expenses primarily consist of selling, general and administrative expense and depreciation and amortization expense. Selling, general and administrative expense mainly consists of direct and allocated legal expenses, treasury, accounting, marketing, human resources and maintaining our corporate offices.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our financial statements. The following discussion should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

Comparison of the Nine Months Ended June 30, 2011 and 2010

Revenues

	Nine Months Ended June 30,
	2011	2010
	(in thousands)
Revenues:
Product shipments	$141,291	$94,313
Sales of excess inventory of natural gas	—	2,004

Total revenues	$141,291	$96,317

	Nine Months Ended June 30, 2011		Nine Months Ended June 30, 2010
	Tons	Revenue	Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	106	$61,765	118	$43,989
UAN	238	61,713	195	36,091
Urea (liquid and granular)	26	12,167	25	10,188
CO2	87	2,233	71	1,887
Nitric Acid	11	3,413	7	2,158

Total	468	$141,291	416	$94,313

We generate revenue primarily from sales of nitrogen fertilizer products manufactured at our facility and used primarily in corn production. Our facility is designed to produce ammonia, UAN, liquid and granular urea, nitric acid and CO2 using natural gas as a feedstock. Revenues are seasonal based on the planting, growing and harvesting cycles of customers utilizing nitrogen fertilizer.

Revenues were approximately $141.3 million for the nine months ended June 30, 2011 compared to approximately $96.3 million for the nine months ended June 30, 2010. This increase was due to increased sales prices for a majority of our products and increased sales volume for UAN, partially offset by lower sales volume for ammonia and granular urea. Sales volume increased for UAN due to a higher availability of product in the current year, as compared to the previous year, during which our ammonia facility underwent a 15-day turnaround and a subsequent 15-day unplanned shutdown due to equipment failures, resulting in less production of UAN.

The average sales prices per ton in the nine months ended June 30, 2011 increased by 56% for ammonia, and by 40% for UAN, compared to the respective average sales prices per ton for ammonia and UAN in the nine months ended June 30, 2010. These increases were due to higher demand caused by a combination of low levels of corn and fertilizer inventories and expectations of higher corn acreage in 2011. These two products comprised approximately 87% and 85%, respectively, of our product sales for the nine months ended June 30, 2011 and 2010.

Cost of Sales

	Nine Months Ended June 30,
	2011	2010
	(in thousands)
Cost of sales:
Product shipments	$77,510	$72,781
Turnaround expenses	25	3,995
Sales of excess inventory of natural gas	—	2,259
Simultaneous sale and purchase of natural gas	—	57

Total cost of sales	$77,535	$79,092

Cost of sales was approximately $77.5 million for the nine months ended June 30, 2011 compared to approximately $79.1 million for the nine months ended June 30, 2010. Cost of sales from product shipments was approximately $77.5 million for the nine months ended June 30, 2011 compared to approximately $72.8 million for the nine months ended June 30, 2010. The increase in cost of sales on product shipments for the nine months ended June 30, 2011 compared to the nine months ended June 30, 2010 was primarily due to higher sales volume of UAN, partially offset by lower sales volume for ammonia and lower natural gas prices. In addition, during the nine months ended June 30, 2011, a portion of the ammonia that we sold was purchased and resold by us, as opposed to produced by us. This increased the cost per ton of ammonia in cost of sales, but since this ammonia was sold at a price above its cost, we earned a profit on the sale of purchased ammonia.

Natural gas costs comprised approximately 50% of cost of sales on product shipments for the nine months ended June 30, 2011 compared to 54% of cost of sales on product shipments for the nine months ended June 30, 2010. Labor costs comprised approximately 12% of cost of sales on product shipments for each of the nine months ended June 30, 2011 and 2010.

Turnaround expenses represent the cost of planned maintenance during turnarounds, which occur approximately every two years. A facility turnaround occurred in October 2009. As a result, during the nine months ended June 30, 2010, we incurred turnaround expenses of approximately $4.0 million. A de minimis amount of spending occurred during the nine months ended June 30, 2011 for the 2011 turnaround, which was completed in October 2011.

Natural gas, though not purchased for the purpose of resale, is occasionally sold under certain circumstances, such as when contracted quantities received exceed our production requirements or our storage capacity. In these situations, which we refer to as sales of excess inventory of natural gas, the sales proceeds are recorded as revenue and the related cost is recorded as a cost of sales.

When the opportunity presents itself, we may also sell, to a third party at one location, natural gas that we have purchased or are required to purchase under fixed-price contracts and simultaneously purchase, at a different location and at a lower price, the same quantity of natural gas in order to capture an immediate benefit from the price differential between the two delivery points. We refer to these situations as a simultaneous sale and purchase of natural gas. The sale of gas in conjunction with a simultaneous purchase may be at a price lower (or higher) than the purchase price previously committed under a forward purchase contract, which may result in a loss (or profit) compared to the price required in the forward purchase contract. The natural gas is immediately repurchased at a lower price resulting in a lower cost of sales when inventory is sold. All or a portion of a loss relative to the forward purchase contract may be offset (or a profit increased) by a gain on the simultaneous sale and purchase transaction.

Our depreciation expense, included in cost of sales, was approximately $7.2 million for the nine months ended June 30, 2011, compared to approximately $7.3 million for the nine months ended June 30, 2010.

Gross Profit

	Nine Months Ended June 30,
	2011	2010
	(in thousands)
Gross profit (loss):
Product shipments	$63,781	$21,532
Turnaround expenses	(25)	(3,995)
Sales of excess inventory of natural gas	—	(255)
Simultaneous sale and purchase of natural gas	—	(57)

Total gross profit	$63,756	$17,225

Gross profit was approximately $63.8 million for the nine months ended June 30, 2011 compared to approximately $17.2 million for the nine months ended June 30, 2010. This increase was primarily due to an increase in the gross profit for product shipments as a result of higher sales prices and UAN sales volume and lower natural gas prices, partially offset by higher cost of sales from purchased product that we sold. The purchased product was sold at a higher price than its cost, so we earned a profit on the sale of purchased ammonia.

Operating Expenses

	Nine Months Ended June 30,
	2011	2010
	(in thousands)
Operating expenses:
Selling, general and administrative	$4,036	$2,983
Depreciation and amortization	314	305
(Gain) loss on disposal of property, plant and equipment	(72)	(43)

Total operating expenses	$4,278	$3,245

Operating expenses were approximately $4.3 million for the nine months ended June 30, 2011 compared to approximately $3.2 million for the nine months ended June 30, 2010. These expenses were primarily comprised of selling, general and administrative expense and depreciation and amortization expense.

Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $4.0 million for the nine months ended June 30, 2011 compared to approximately $3.0 million for the nine months ended June 30, 2010. This increase was primarily due to additional audit and tax fees, administrative agent fees under our then-existing credit agreement and sales-based incentive bonuses.

Depreciation and Amortization. Depreciation and amortization expense was approximately $0.3 million for the nine months ended June 30, 2011 and 2010. As a manufacturing cost, depreciation is distributed between cost of sales and finished goods inventory, based on product volumes.

Operating Income

	Nine Months Ended June 30,
	2011	2010
	(in thousands)
Operating income (loss):
Product shipments	$59,503	$18,287
Turnaround expenses	(25)	(3,995)
Sales of excess inventory of natural gas	—	(255)
Simultaneous sale and purchase of natural gas	—	(57)

Total operating income	$59,478	$13,980

Operating income was approximately $59.5 million for the nine months ended June 30, 2011 compared to approximately $14.0 million for the nine months ended June 30, 2010. This increase was primarily due to higher sales prices and sales volume and lower natural gas prices, partially offset by higher operating expenses.

Other Income (Expense), Net

	Nine Months Ended June 30,
	2011	2010
	(in thousands)
Other income (expenses), net:
Interest income	$40	$46
Interest expense	(9,230)	(7,278)
Loss on debt extinguishment	(13,816)	(2,268)
Other income (expense), net	4	151

Total other expense, net	$(23,002)	$(9,349)

Net other expense was approximately $23.0 million for the nine months ended June 30, 2011 compared to approximately $9.3 million for the nine months ended June 30, 2010. During the nine months ended June 30, 2011, we had a loss on debt extinguishment of $4.6 million relating to a November 2010 amendment to our former credit agreement, or the 2010 credit agreement. In June 2011, we had a loss on debt extinguishment of $9.2 million relating to our existing credit agreement, or the 2011 credit agreement. Also, interest expense increased primarily due to higher outstanding principal balances under the 2010 and 2011 credit agreements.

Comparison of the Fiscal Years Ended September 30, 2010 and 2009

Revenues

	Fiscal Year Ended September 30,
	2010	2009
	(in thousands)
Revenues:
Product shipments	$129,392	$184,071
Sales of excess inventory of natural gas	2,004	2,378

Total Revenues	$131,396	$186,449

	Fiscal Year Ended September 30, 2010		Fiscal Year Ended September 30, 2009
	Tons	Revenue	Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	153	$57,909	126	$91,413
UAN	294	52,912	267	71,185
Urea (liquid and granular)	32	12,663	36	15,876
CO2	107	2,779	95	2,571
Nitric Acid	11	3,129	9	3,026

Total	597	$129,392	533	$184,071

Revenues were approximately $131.4 million for the fiscal year ended September 30, 2010 compared to approximately $186.4 million for the fiscal year ended September 30, 2009. This decrease was primarily due to decreased sales prices for all of our products which was partially offset by an increase in our UAN sales volume. Sales volume increased for UAN due to a higher availability of the product in the fiscal year ended September 30, 2010, as compared to the previous year. This was due to a combination of higher carryover inventory into the year and lower production in the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2010. The lower production in the fiscal year ended September 30, 2009 can be attributed in part to an unplanned shutdown due to a power outage in January 2009, following which ammonia production was reduced to two-thirds of capacity for 67 days to avoid inventory containment issues. This was partially offset by a 15-day turnaround in October 2009 and subsequent 15-day unplanned shutdown due to equipment failures, which reduced production in the fiscal year ended September 30, 2010.

The average sales price per ton decreased by 48% for ammonia and by 32% for UAN in the fiscal year ended September 30, 2010 compared to the respective average sales prices per ton of ammonia and UAN in the fiscal year ended September 30, 2009. These decreases occurred because the prices for a majority of the shipments in the fiscal year ended September 30, 2009 had been determined in product prepayment contracts that were signed when fertilizer prices were at peak levels in 2008. Management believes that the significant decline in prices for nitrogen fertilizer that occurred from the end of 2008 through 2009 was due to, among other things, a substantial drop in corn prices and the price of natural gas, a key input, and weak economic conditions. Sales of ammonia and UAN comprised approximately 86% and 88%, respectively, of our product sales for the fiscal years ended September 30, 2010 and 2009.

Cost of Sales

	Fiscal Year Ended September 30,
	2010	2009
	(in thousands)
Cost of sales:
Product shipments	$99,749	$98,968
Turnaround expenses	3,955	149
Sales of excess inventory of natural gas	2,259	3,996
Simultaneous sale and purchase of natural gas	57	22,775

Total cost of sales	$106,020	$125,888

Cost of sales was approximately $106.0 million for the fiscal year ended September 30, 2010 compared to approximately $125.9 million for the fiscal year ended September 30, 2009. Cost of sales on product shipments was approximately $99.7 million for the fiscal year ended September 30, 2010 compared to approximately $99.0 million for the fiscal year ended September 30, 2009. Natural gas and labor costs comprised approximately 54% and 12%, respectively, of cost of sales on product shipments for the fiscal year ended September 30, 2010 compared to 64% and 13%, respectively, for the fiscal year ended September 30, 2009.

Turnaround expenses represent the cost of planned maintenance during turnarounds, which occur approximately every two years. A facility turnaround occurred in October 2009 and some preliminary turnaround activities occurred in September 2009, which did not require the facility to be shut down. As a result, during the fiscal year ended September 30, 2010 and 2009, we incurred turnaround expenses of approximately $4.0 million and $149 thousand, respectively.

During fiscal year 2009, we were able to take advantage of simultaneous sale and purchase opportunities, resulting in immediate benefits of $188,000. In fiscal year 2009, the natural gas sold as part of the simultaneous sale and purchase transactions had been purchased under forward purchase contracts that required us to pay prices higher than the prices received in conjunction with the simultaneous sale and purchase transactions, resulting in losses on sales of this natural gas of $22.8 million. The natural gas was immediately repurchased at a lower price which resulted in the benefit of $188,000 from the simultaneous sale and purchase transactions. The losses were recorded as cost of sales at the time of the simultaneous purchase and sale transactions, net of the immediate benefits from the simultaneous sale and purchase of $188,000. The recording of the losses is effectively accelerating the timing of recognizing the cost of the high-priced natural gas purchased under the original forward purchase contracts. In the absence of the simultaneous sale and purchase transactions, the higher priced natural gas under contract would have been inventoried into finished product and later expensed when the related finished product was sold. For fiscal year 2009, the $22.8 million loss recorded at the time of the simultaneous sale and purchase transactions was followed by a $22.8 million reduction in cost of sales as product produced from the lower priced natural gas was sold. During fiscal year 2010, simultaneous sale and purchases of natural gas were immaterial. See “—Results of Operations—Comparison of the Nine Months Ended June 30, 2011 and 2010—Cost of Sales” for a discussion of our sales of excess inventory of natural gas and simultaneous sale and purchase of natural gas.

Our depreciation expense, included in cost of sales, was approximately $10.1 million and $8.3 million, respectively, for the fiscal years ended September 30, 2010 and 2009.

Gross Profit

	Fiscal Year Ended September 30,
	2010	2009
	(in thousands)
Gross profit (loss):
Product shipments	$29,643	$85,103
Turnaround expenses	(3,955)	(149)
Sales of excess inventory of natural gas	(255)	(1,618)
Simultaneous sale and purchase of natural gas	(57)	(22,775)

Total gross profit	$25,376	$60,561

Gross profit was approximately $25.4 million for the fiscal year ended September 30, 2010 compared to approximately $60.6 million for the fiscal year ended September 30, 2009. Our gross profit margin on product shipments was 23% for the fiscal year ended September 30, 2010 compared to 46% for the year ended September 30, 2009. This decrease was primarily due to lower sales prices, partially offset by lower natural gas prices in the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009.

Operating Expenses

	Fiscal Year Ended September 30,
	2010	2009
	(in thousands)
Operating expenses:
Selling, general and administrative	$4,497	$4,758
Depreciation and amortization	439	403
Loss on impairment	95	—
(Gain) loss on disposal of property, plant and equipment	(44)	87

Total operating expenses	$4,987	$5,248

Operating expenses were approximately $5.0 million for the fiscal year ended September 30, 2010 compared to approximately $5.2 million for the fiscal year ended September 30, 2009. These expenses were primarily comprised of selling, general and administrative expense and depreciation and amortization expense.

Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $4.5 million for the fiscal year ended September 30, 2010 compared to approximately $4.8 million for the fiscal year ended September 30, 2009. This decrease was primarily due to lower audit and tax fees allocated to us by Rentech and reductions in consulting and legal expenses, partially offset by fees paid to the administrative agent, legal expenses and title insurer expenses incurred in connection with the modification of our credit agreement in July 2010.

Depreciation and Amortization. Depreciation and amortization expense was approximately $0.4 million for each of the fiscal years ended September 30, 2010 and 2009. As a manufacturing cost, depreciation is distributed between cost of sales and finished goods inventory, based on product volumes.

Operating Income

	Fiscal Year Ended September 30,
	2010	2009
	(in thousands)
Operating income (loss):
Product shipments	$24,656	$79,855
Turnaround expenses	(3,955)	(149)
Sales of excess inventory of natural gas	(255)	(1,618)
Simultaneous sale and purchase of natural gas	(57)	(22,775)

Total operating income	$20,389	$55,313

Operating income was approximately $20.4 million for the fiscal year ended September 30, 2010 compared to approximately $55.3 million for the fiscal year ended September 30, 2009. Operating income from product shipments was approximately $24.7 million for the fiscal year ended September 30, 2010 compared to approximately $79.9 million for the fiscal year ended September 30, 2009. This decrease was primarily due to lower sales prices, partially offset by increased sales volume of UAN and lower natural gas prices in the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009.

Other Income (Expense), Net

	Fiscal Year Ended September 30,
	2010	2009
	(in thousands)
Other income (expenses), net:
Interest income	$57	$190
Interest expense	(9,859)	(8,481)
Loss on debt extinguishment	(2,268)	—
Other income (expense), net	34	(287)

Total other expense, net	$(12,036)	$(8,578)

Net other expense was approximately $12.0 million for the fiscal year ended September 30, 2010 compared to approximately $8.6 million for the fiscal year ended September 30, 2009. This increase was primarily due to higher interest expense resulting from additional borrowings and a loss on extinguishment of debt in January 2010.

Comparison of the Fiscal Years Ended September 30, 2009 and 2008

Revenues

	Fiscal Year Ended September 30,
	2009	2008
	(in thousands)
Revenues:
Product shipments	$184,071	$212,937
Sales of excess inventory of natural gas	2,378	3,678

Total Revenues	$186,449	$216,615

	Fiscal Year Ended September 30, 2009		Fiscal Year Ended September 30, 2008
	Tons	Revenue	Tons	Revenue
	(in thousands)		(in thousands)
Product Shipments:
Ammonia	126	$91,413	173	$93,198
UAN	267	71,185	313	96,370
Urea (liquid and granular)	36	15,876	34	16,310
CO2	95	2,571	109	2,860
Nitric Acid	9	3,026	14	4,199

Total	533	$184,071	643	$212,937

Revenues were approximately $186.4 million for the fiscal year ended September 30, 2009 compared to approximately $216.6 million for the fiscal year ended September 30, 2008. This decrease was primarily due to decreased sales volume. Sales volume decreased primarily due to reduced shipments in the three months ended September 30, 2009 and the three months ended December 31, 2008. During the three months ended September 30, 2009, fertilizer shipments decreased due to the general downturn in the economy. During the three months ended December 31, 2008, there was a reduction in fall fertilizer application due to rain-delayed planting and harvesting cycles and due to an early onset of winter weather.

The average sales price per ton increased by 35% for ammonia and decreased by 13% for UAN in the fiscal year ended September 30, 2009 compared to the respective average sales prices per ton of ammonia and UAN in the fiscal year ended September 30, 2008. The average ammonia sales price increased due to our selling most of our spring 2009 ammonia shipments on product prepayment contracts, most of which were entered into when fertilizer prices were at their peak. However, we entered into about half of our spring 2009 product prepayment contracts for UAN after fertilizer prices started to decline, causing the average UAN sales prices to decrease. These two products comprised approximately 88% and 89%, respectively, of our product sales for the fiscal years ended September 30, 2009 and 2008.

Cost of Sales

	Fiscal Year Ended September 30,
	2009	2008
	(in thousands)
Cost of sales:
Product shipments	$98,968	$153,862
Turnaround expenses	149	—
Sales of excess inventory of natural gas	3,996	3,731
Simultaneous sale and purchase of natural gas	22,775	3,040

Total cost of sales	$125,888	$160,633

Cost of sales was approximately $125.9 million for the fiscal year ended September 30, 2009 compared to approximately $160.6 million for the fiscal year ended September 30, 2008. Cost of sales on product shipments was approximately $99.0 million for the fiscal year ended September 30, 2009 compared to approximately $153.9 million for the fiscal year ended September 30, 2008. This decrease was primarily due to lower sales volume in the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008. Natural gas and labor costs comprised approximately 64% and 13%, respectively, of cost of sales on product shipments for the fiscal year ended September 30, 2009 compared to 62% and 8%, respectively, for the fiscal year ended September 30, 2008.

During fiscal years 2009 and 2008, we were able to take advantage of simultaneous sale and purchase opportunities, resulting in immediate benefits of $188,000 and $32,000, respectively. In both fiscal years 2009 and 2008, the natural gas sold as part of the simultaneous sale and purchase transactions was purchased under fixed price contracts that required us to pay prices higher than the prices received in conjunction with the simultaneous sale and purchase transactions, resulting in losses on sales of this natural gas of $22.8 million and $3.0 million in fiscal years 2009 and 2008, respectively. The natural gas was immediately repurchased at a lower price which resulted in a benefit of $188,000 and $32,000 in fiscal years 2009 and 2008, respectively, from the simultaneous sale and purchase transactions. The losses were recorded as cost of sales at the time of the simultaneous purchase and sale transactions, net of the immediate benefits from the simultaneous sale and purchase of $188,000 and $32,000 in fiscal years 2009 and 2008, respectively. The recording of the losses is effectively accelerating the timing of recognizing the cost of the high-priced natural gas purchased under the original forward purchase contracts. In the absence of the simultaneous sale and purchase transactions, the higher priced natural gas under contract would have been inventoried into finished product and later expensed when the related finished product was sold. For fiscal year 2009, the $22.8 million loss recorded at the time of the simultaneous sale and purchase transactions was followed by a $22.8 million reduction in cost of sales as product produced from the lower priced natural gas was sold. For fiscal year 2008, the $3.0 million loss recorded at the time of the simultaneous sale and purchase transactions was followed by a reduction in cost of sales as product produced from the lower priced natural gas was sold of approximately $1.9 million and $1.1 million in fiscal years 2009 and 2008, respectively. See “—Results of Operations—Comparison of the Nine Months Ended June 30,2011 and 2010—Cost of Sales” for a discussion of our sales of excess inventory of natural gas and simultaneous sale and purchase of natural gas.

Our depreciation expense, included in cost of sales, was approximately $8.3 million and $8.4 million, respectively, for the fiscal years ended September 30, 2009 and 2008.

Gross Profit

	Fiscal Year Ended September 30,
	2009	2008
	(in thousands)
Gross profit (loss):
Product shipments	$85,103	$59,075
Turnaround expenses	(149)	—
Sales of excess inventory of natural gas	(1,618)	(53)
Simultaneous sale and purchase of natural gas	(22,775)	(3,040)

Total gross profit	$60,561	$55,982

Gross profit was approximately $60.6 million for the fiscal year ended September 30, 2009 compared to approximately $56.0 million for the fiscal year ended September 30, 2008. Our gross profit margin on product shipments was 46% for the fiscal year ended September 30, 2009 compared to 28% for the year ended September 30, 2008. This increase was primarily due to higher ammonia sales prices.

Operating Expenses

	Fiscal Year Ended September 30,
	2009	2008
	(in thousands)
Operating expenses:
Selling, general and administrative	$4,758	$4,039
Depreciation and amortization	403	191
Loss on disposal of property, plant and equipment	87	—

Total operating expenses	$5,248	$4,230

Operating expenses were approximately $5.2 million for the fiscal year ended September 30, 2009 compared to approximately $4.2 million for the fiscal year ended September 30, 2008. These expenses were primarily comprised of selling, general and administrative expense and depreciation and amortization expense.

Selling, General and Administrative Expense. Selling, general and administrative expense was approximately $4.8 million for the fiscal year ended September 30, 2009 compared to approximately $4.0 million for the fiscal year ended September 30, 2008. This increase was primarily due to higher expenses related to legal expenses incurred in connection with the modification of our credit agreement in January 2009, as well as higher fees for legal services and professional consulting and higher audit fees allocated to us by Rentech.

Depreciation and Amortization. Depreciation and amortization expense was approximately $0.4 million for the fiscal year ended September 30, 2009 compared to approximately $0.2 million for the fiscal year ended September 30, 2008. As a manufacturing cost, depreciation is distributed between cost of sales and finished goods inventory, based on product volumes.

Operating Income

	Fiscal Year Ended September 30,
	2009	2008
	(in thousands)
Operating income (loss):
Product shipments	$79,855	$54,845
Turnaround expenses	(149)	—
Sales of excess inventory of natural gas	(1,618)	(53)
Simultaneous sale and purchase of natural gas	(22,775)	(3,040)

Total operating income	$55,313	$51,752

Operating income was approximately $55.3 million for the fiscal year ended September 30, 2009 compared to approximately $51.8 million for the fiscal year ended September 30, 2008. This increase was primarily due to higher ammonia sales prices, partially offset by higher operating expenses.

Other Income (Expense), Net

	Fiscal Year Ended September 30,
	2009	2008
	(in thousands)
Other income (expenses), net:
Interest income	$190	$891
Interest expense	(8,481)	(2,747)
Other income (expense), net	(287)	77

Total other expense, net	$(8,578)	$(1,779)

Net other expense was approximately $8.6 million for the fiscal year ended September 30, 2009 compared to approximately $1.8 million for the fiscal year ended September 30, 2008. This increase was primarily due to higher interest expense due to additional borrowings.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. Our critical accounting policies, which are described below, could materially affect the amounts recorded in our financial statements.

Revenue Recognition. We recognize revenue when the following elements are substantially satisfied: there are no uncertainties regarding customer acceptance; there is persuasive evidence that an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectability is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging and customer disputes to determine whether collectability is reasonably assured. If collectability is not considered reasonably assured at the time of sale, we do not recognize revenue until collection occurs.

We recognize revenues from product sales when the customer takes ownership from our facility in East Dubuque, Illinois, or our leased storage facility in Niota, Illinois, and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of a sale arrangement exists and the sales price is fixed or determinable.

Certain product sales occur under product prepayment contracts which require payment in advance of delivery. We record a liability for deferred revenue in the amount of, and upon receipt of, cash in advance of shipment. We recognize revenue related to the product prepayment contracts and relieve the liability for deferred revenue when customers take ownership of products. A significant portion of the revenue recognized during any period may be related to product prepayment contracts, for which cash may have been collected during an earlier period, with the result being that a significant portion of revenue recognized during a period may not generate cash receipts during that period.

Natural gas, though not purchased for the purpose of resale, occasionally is sold under certain circumstances. Natural gas is sold when contracted quantities received are in excess of production requirements and storage capacities, in which case the sales price is recorded in revenues and the related cost is recorded in cost of sales. Natural gas is also sold with a simultaneous natural gas purchase in order to receive a benefit that reduces raw material cost, in which case the net of the sale price and the related cost of sales are recorded within cost of sales.

Inventories. Our inventory is stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the first-in first-out method. We perform an analysis of our inventory balances at least quarterly to determine if the carrying amount of inventories exceeds their net realizable value. The analysis of estimated net realizable value is based on customer orders, market trends and historical pricing. If the carrying amount exceeds the estimated net realizable value, the carrying amount is reduced to the estimated net realizable value. We allocate fixed production overhead costs to inventory based on the normal capacity of our production facilities.

Valuation of Assets, Long-Lived Assets and Intangible Assets. We assess the realizable value of long-lived assets and intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In assessing the recoverability of our assets, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As applicable, we make assumptions regarding the useful lives of the assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Stock Based Compensation. All stock based compensation awards are included in compensation expense based on grant-date fair value. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model uses assumptions of expected volatility, risk-free interest rates, the expected term of options granted, expected rates of dividends and forfeitures. Management determines these assumptions by reviewing current market rates and other conditions relating to us, such as our historical experience relating to the exercise and forfeitures of grants.

Liquidity and Capital Resources

Our principal source of liquidity has historically been cash from operations. Our principal uses of cash are expected to be for our operations, distributions, capital expenditures and funding our debt service obligations. We believe that our cash from operations and the net proceeds from this offering will be adequate to fund our commercial commitments and planned capital expenditures for the next 12 months. At or as soon as practicable following the closing of this offering, we intend to enter into our new revolving credit facility, which we expect to provide for revolving borrowing capacity of $25.0 million. If we enter into our new revolving credit facility, we could use the borrowing capacity under the facility to supplement our working capital needs. However, there is no guarantee that we will enter into the facility on a timely basis or acceptable terms or at all.

Distributions

Upon the closing of this offering, we intend to distribute all of the cash available for distribution we generate each quarter to our unitholders, which could materially impact our liquidity and limit our ability to grow and make acquisitions. Cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. As a result of our quarterly distributions, our liquidity will be significantly impacted, and we expect to finance substantially all of our growth externally, either with commercial bank borrowings or by debt issuances or additional issuances of equity. However, our partnership agreement does not require us to pay cash distributions on a quarterly or other basis, and we may change our distribution policy at any time and from time to time. See “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 65.

Credit Facilities

Existing Term Loan. On June 10, 2011, REMC entered into a five-year $150.0 million secured term loan facility pursuant to a credit agreement with Credit Suisse AG, Cayman Islands Branch (Credit Suisse). We intend to use a portion of the net proceeds of this offering to repay this credit facility in full, and to pay related fees and expenses. See “Use of Proceeds.” We intend to terminate the credit agreement upon repayment of the term loan. The credit agreement includes an uncommitted incremental term loan facility under which REMC may request up to $25.0 million in incremental term loans that may be used only for an expansion project, subject to the satisfaction of conditions, including the condition that, after giving effect to the incurrence of any incremental term loans, the total outstanding principal amount of all term loans under the credit agreement may not exceed $120.0 million. Under the credit agreement, an expansion project generally includes a capital project, not including a turnaround or other routine maintenance, that will increase the production capacity of fertilizer products at our facility. We paid upfront fees to the lenders under the credit agreement equal to 2.0% of the aggregate principal amount of the term loans. The term loans bear interest, upon REMC’s election, at an annual interest rate equal to either (a) Adjusted LIBOR (as defined in the credit agreement) plus 8.5% or (b) the lender’s Alternate Base Rate (as defined in the credit agreement) plus 7.5%. Interest payments are generally required to be made on a quarterly basis. The term loans are subject to amortization, payable quarterly, of 2.5% of the original principal amount until March 31, 2016. The remaining unpaid principal balance is payable on June 10, 2016, the maturity date. The term loans may be prepaid voluntarily at any time. In the first year, voluntary prepayments of the term loans may be made subject to a prepayment fee of 2.0% of the amount prepaid, and if prepaid in the second year, 1.0% of the amount prepaid. Voluntary prepayments made after the second anniversary of the closing date of the loan may be prepaid without any prepayment fee.

New Revolving Credit Facility. At or as soon as practicable following the closing of this offering, we expect to enter into a new revolving credit facility. On October 17, 2011 we entered into a commitment letter from General Electric Capital Corporation with respect to the terms of our new revolving credit facility. We expect that our new revolving credit facility will be used to fund our seasonal working capital needs, letters of credit and for general partnership purposes, including potential future acquisitions and expansions. Our new revolving credit facility could also be used to fund quarterly distributions at the option of the board of directors of our general partner, although we currently do not intend to borrow in order to make quarterly distributions.

We expect that our new revolving credit facility will consist of a $25.0 million senior secured revolving credit facility, with a two year maturity. We expect that the new revolving credit facility will include a letter of credit sublimit of up to $2.5 million for issuance of letters of credit. The borrower under the new revolving credit facility will be REMC, which will convert into a limited liability company organized under the laws of the State of Delaware and change its name to Rentech Nitrogen, LLC at the closing of this offering, and all obligations of the borrower under the new revolving credit facility will be unconditionally guaranteed by the Partnership. We expect that all obligations under the new revolving credit facility and the guarantees of those obligations will be secured by substantially all of REMC’s assets (including our facility) as well as substantially all the assets of the Partnership (including its equity interest in REMC).

We expect that the borrowings under the new revolving credit facility will bear interest at a rate equal to an applicable margin plus, at our option, either (a) in the case of base rate borrowings, a rate equal to the highest of (1) the prime rate, (2) the federal funds rate plus 0.5% and (3) the LIBOR for an interest period of three months plus 1.00% or (b) in the case of LIBOR borrowings, the offered rate per annum for deposits of dollars for the applicable interest period. We expect that the applicable margin for borrowings under the new revolving credit facility will be 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings. Additionally, we expect that we will be required to pay a fee to the lenders under the new revolving credit facility on the unused amount at a rate of 0.50%. We expect that we will also be required to pay customary letter of credit fees. In the event we reduce or terminate the facility prior to its first anniversary, we expect that we will be required to pay a prepayment premium of 2.0% of the principal amount reduced or terminated, subject to certain exceptions.

We expect that amounts outstanding under the new revolving credit facility will be required to be reduced to zero for two periods of ten consecutive business days during each year with each period not less than four months apart.

We expect that the closing of the new revolving credit facility will be subject to customary closing conditions, include the closing of this offering in a manner that yields sufficient proceeds to repay our existing term loan in full.

The new revolving credit facility will also contain customary affirmative and negative covenants and events of default relating to RNHI, our general partner and REMC and their respective subsidiaries. We expect these to include, among other things, limitations on the incurrence of indebtedness and liens, the making of investments, the sale of assets, and the making of restricted payments. We expect that the new revolving credit facility will contain specific provisions limiting RNHI and our general partner from engaging in certain business activities and events of default relating to a change in control in the event Rentech ceases to control the board of directors of both RNHI and our general partner. We expect that dividends and distributions from REMC and the Partnership will be permitted so long as (1) no event of default exists or will result therefrom and (2) REMC delivers a certificate to the administrative agent under the facility certifying compliance with the terms of the new revolving credit facility, including its financial covenants, as of the date of such dividend or distribution.

In addition, we expect that the new revolving credit facility will require REMC to comply with certain financial covenants including (1) Minimum Adjusted EBITDA (to be defined) for the last four consecutive fiscal quarters of not less than $30.0 million as of the end of each fiscal quarter and (2) maintenance of a Minimum Fixed Charge Coverage Ratio (to be defined) of not less than 1.0 as of the end of each fiscal quarter for the twelve month period then ending.

The commitments under the commitment letter expire on November 15, 2011. We cannot assure you that we will be able to obtain our new revolving credit facility on a timely basis or acceptable terms, including the terms described above, or at all.

Capital Expenditures

We divide our capital expenditures into two categories: maintenance and expansion capital expenditures. Maintenance capital expenditures are capital expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new capital assets) made to maintain, including over the long term, our operating capacity or operating income, or to comply with environmental, health, safety or other regulations. Maintenance capital expenditures that are required to comply with regulations may also improve the output, efficiency or reliability of our facility. Expansion capital expenditures are capital expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.

Our maintenance capital expenditures totaled approximately $12.4 million and $9.9 million, respectively, in the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, and are expected to be approximately $20.8 million, $10.3 million and $7.8 million, respectively, for the fiscal years ending September 30, 2011, 2012 and 2013. Our expected capital expenditures for the fiscal year ending September 30, 2011 includes $9.2 million of expenditures related to our steam methane reformer tube replacement that will be funded from a portion of the net proceeds in this offering. Our expansion capital expenditures are expected to be approximately $5.9 million for the fiscal year ending September 30, 2012 for expenditures related to our urea expansion and DEF build-out project and FEED for our ammonia capacity expansion project. As discussed in “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion,” assuming we continue construction of our ammonia capacity expansion project, we expect to incur significant additional expenditures for that expansion project during the fiscal year ending September 30, 2012. If we enter into our currently contemplated $25 million revolving credit facility, we would not have sufficient borrowing capacity under the new revolving credit facility to finance the entire cost of the ammonia capacity expansion project and that new revolving credit facility would be designed to provide for seasonal working capital needs, not construction financing. As a result, we will need to obtain additional debt and/or equity financing to complete that project. There is no guarantee that we will enter into our new revolving credit facility or obtain other debt or equity financing on a timely basis or acceptable terms or at all.

Our estimated capital expenditures are subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in labor or equipment costs necessary to comply with government regulations or to complete projects that sustain or improve the profitability of our facility. Our future capital expenditures will be determined by the board of directors of our general partner.

Cash Flows

Operating Activities

During fiscal year 2008, as described below, sales prices for our products were historically high, which occurred at the same time that we entered into a large volume of product prepayment contracts, resulting in an increase in deferred revenue. During fiscal year 2009, sales prices on our products declined, along with the volume of prepayment contracts, resulting in a decrease in deferred revenue. This decline in deferred revenue from 2008 to 2009 is the primary reason net cash flow from operating activities declined from $62.0 million in 2008 to $24.3 million in 2009. Net cash provided by operating activities decreased by $5.9 million from fiscal year 2009, to $18.4 million for fiscal year 2010, primarily due to lower fertilizer sales prices, partially offset by lower natural gas prices. Year to date through June 30, 2011 our net cash provided by operating activities increased to approximately $44.5 million, primarily due to higher profits as a result of increased sales prices and sales volume. Our profits, operating cash flows and cash available for distribution are subject to changes in the prices of our products and our primary feedstock, natural gas. Our products and feedstocks which are commodities, and, as such, their prices can be volatile in response to numerous factors outside of our control. In addition, the timing of product prepayment contracts and associated cash receipts are factors largely outside of our control that affect our profits, operating cash flows and cash available for distribution.

Net cash provided by operating activities for the nine months ended June 30, 2011 was approximately $44.5 million. We had net income of $21.6 million for the nine months ended June 30, 2011. During this period, we entered into the second amendment to the 2010 credit agreement and repaid a portion of the principal outstanding under the 2010 credit agreement. This transaction resulted in a loss on the extinguishment of debt of $4.6 million. We also entered into the 2011 credit agreement during this period and paid off the outstanding principal balance under the 2010 credit agreement. This transaction resulted in a loss on debt extinguishment of $9.2 million. These two transactions resulted in a total loss on debt extinguishment of $13.8 million. During the nine months ended June 30, 2011, we used $8.3 million of proceeds from the 2011 credit agreement to pay the prepayment penalty fee resulting from the prepayment of term loans under the 2010 credit agreement. During the nine months ended June 30, 2011, accounts receivable increased by $3.9 million, due to the effect of normal seasonality in the fertilizer business. Sales are typically higher during the spring planting season than they are in the summer, causing the June 30 balances to exceed the September 30 balances. Deferred revenue decreased $6.3 million during the nine months ended June 30, 2011. The decrease was due to seasonal movement of sales tonnage on product prepayment contracts during the spring planting season.

Net cash provided by operating activities for the nine months ended June 30, 2010 was approximately $2.8 million. We had net income of $2.8 million for the nine months ended June 30, 2010. During this period, we entered into the 2010 credit agreement, the proceeds from which were used to repay in full the term loan under the credit agreement we entered into in 2008, or the 2008 credit agreement. This transaction resulted in a loss on the extinguishment of debt of $2.3 million. Accounts receivable increased by $2.9 million during the nine months ended June 30, 2010, due to the effect of normal seasonality in the fertilizer business. During the nine months ended June 30, 2010, we collected the outstanding balance of $1.8 million on a property insurance claim related to damage resulting from the failure of a third party electric substation at our facility. Inventories decreased by $2.7 million during the nine months ended June 30, 2010 due to the seasonal build-up of inventory prior to the fall ammonia application season and reduction of inventories due to product shipments during the spring planting season. Deferred revenue decreased by $17.4 million during the nine months ended June 30, 2010 due to seasonal movement of sales tonnage on product prepayment contracts during the spring planting season.

Net cash provided by operating activities for the fiscal year ended September 30, 2010 was $18.4 million. We had net income of $5.0 million for the 2010 fiscal year. During the fiscal year ended September 30, 2010, we entered into the 2010 credit agreement, the proceeds from which were used to repay in full the term loan under our 2008 credit agreement. This transaction resulted in a loss on the extinguishment of debt of $2.3 million. During the fiscal year ended September 30, 2010, accounts receivable increased by $0.9 million due to high summer sales volume, mainly resulting from some large shipments by barge. During the fiscal year ended September 30, 2009, we recorded a property insurance claim receivable for insured property losses related to a weather-related shutdown of our facility in January 2009. During the fiscal year ended September 30, 2010, we collected the outstanding balance of $1.8 million. Inventories decreased during the fiscal year ended September 30, 2010 by $4.7 million due to a combination of inventory levels having been high leading into the fiscal year from a seasonal build-up of inventory prior to the fall ammonia application season and reduction of inventories from higher than normal sales volumes during the summer of 2010, mainly due to some large shipments by barge. This was partially offset by higher costs of natural gas associated with product held in inventory. Deposits on natural gas purchase contracts increased by $1.6 million during the fiscal year ended September 30, 2010 due to timing of purchases and vendor selection, which impact payment terms. Deferred revenue resulting from product pre-sales decreased $3.7 million during the fiscal year ended September 30, 2010 due to timing of cash receipts on fall product prepayment contracts.

Net cash provided by operating activities for the fiscal year ended September 30, 2009 was approximately $24.3 million. During the fiscal year ended September 30, 2009, we had net income of $28.2 million. Accounts receivable decreased by $3.8 million during the fiscal year due to reduced UAN sales and collection of old receivable balances. We recorded a property insurance claim receivable for insured property losses related to a weather-related shutdown of our facility in January 2009. Inventories decreased during the fiscal year ended September 30, 2009 by $5.3 million due to significant reductions in natural gas prices, partially offset by higher inventory levels at the end of the year. Deposits on natural gas contracts decreased by $17.6 million due to an unusually large amount of deposits required as of September 30, 2008 and a significant drop in natural gas prices after executing the commitments, causing the natural gas suppliers to require deposits to reduce their credit risk. Deferred revenue decreased by $44.6 million during the fiscal year ended September 30, 2009 due to both lower product prepayment prices and a lower volume of tons presold.

Net cash provided by operating activities for the fiscal year ended September 30, 2008 was approximately $62.0 million. During the fiscal year, we had net income of $30.1 million. Accounts receivable increased during the fiscal year ended September 30, 2008 by $1.2 million resulting from the combined impact of higher sales volume and a higher average sales price towards the end of the fiscal year ended September 30, 2009. Inventories increased during the fiscal year ended September 30, 2008 by $4.2 million due to increased quantities on hand caused by lower than normal product deliveries during the wet spring 2008 planting season, and higher product inventory costs caused by higher natural gas prices. Deposits on natural gas contracts increased by $17.7 million during the fiscal year ended September 30, 2008 due to an unusually large amount of deposits required as of September 30, 2008. Deferred revenue increased by $40.3 million during the fiscal year. As of September 30, 2008, we had entered into a relatively large volume of product prepayment contracts for both the following fall and spring, at historically high sales prices, due to high demand, high prices and customer expectations of continuing price increases at that time.

Investing Activities

Net cash used in investing activities was approximately $12.4 million and $9.1 million, respectively, for the nine months ended June 30, 2011 and 2010. The increase in net additions of $3.3 million for the nine months ended June 30, 2011 compared to the nine months ended June 30, 2010 was primarily due to an increase in capital spending due to purchasing of long-lead time materials and equipment for capital projects to be completed during the 2011 turnaround, which was completed in October 2011. Net cash used in investing activities was approximately $9.8 million, $12.7 million and $8.3 million, respectively, for the fiscal years ended September 30, 2010, 2009 and 2008, respectively. The decrease in net additions of $2.9 million for the fiscal year ended September 30, 2010 compared to the fiscal year ended September 30, 2009 and the increase in net additions of $4.4 million for the fiscal year ended September 30, 2009 compared to the fiscal year ended September 30, 2008 were both primarily due to unusually high capital expenditures in the fiscal year ended September 30, 2009. Capital expenditures for the fiscal year ended September 30, 2009 were relatively high due to a combination of pre-turnaround purchases of capital spare parts and other materials, capital work performed in September 2009 in anticipation of the October 2009 turnaround period, and large capital projects for the ammonia plant at our facility, which were started and completed in the fiscal year ended September 30, 2009.

Financing Activities

Net cash used in financing activities was approximately $45.6 million for the nine months ended June 30, 2011, compared to net cash provided by financing activities of $1.3 million for the nine months ended June 30, 2010. During the nine months ended June 30, 2011, concurrently with entering into the second amendment to the 2010 credit agreement, we and Rentech entered into a second incremental loan assumption agreement to borrow an additional $52.0 million, with an original issue discount of $1.0 million. Also during the nine months ended June 30, 2011, we entered into the 2011 credit agreement pursuant to which we borrowed $150.0 million, $85.4 million of which was used to pay off the outstanding principal balance under the 2010 credit agreement. Additionally, for the nine months ended June 30, 2011, in addition to $4.9 million of scheduled principal payments, we prepaid $20.0 million of outstanding principal in connection with the second amendment to the 2010 credit agreement, from cash on hand that we had reserved for such purpose, and $5.0 million as a mandatory prepayment in connection with the $5.0 million dividend paid by REMC to Rentech. During the nine months ended June 30, 2010, we replaced the 2008 credit agreement, which had an outstanding balance of $37.1 million, with the 2010 credit agreement, which had an initial principal amount of $62.5 million and an original issue discount of $1.9 million.

Net cash used in financing activities was approximately $10.3 million, $31.2 million and $24.8 million, respectively, for the fiscal years ended September 30, 2010, 2009 and 2008. For the fiscal year ended September 30, 2010, the net cash used in financing activities was attributable to the refinancing of our 2008 credit agreement, which had an outstanding balance of $37.1 million and issuance costs of $0.9 million, with the net proceeds from the 2010 credit agreement which had an initial balance of $62.5 million. The 2010 credit agreement was amended on July 21, 2010 resulting in the increase of the principal balance to $67.5 million. The 2010 credit agreement had an aggregate original issue discount amount of $3.1 million. For the fiscal year ended September 30, 2009, we made $15.9 million of payments pursuant to the 2008 credit agreement. During the fiscal year ended September 30, 2008, we received term loan proceeds of $49.9 million under the 2008 credit agreement.

Contractual Obligations

The following table lists our significant contractual obligations and their future payments at June 30, 2011:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term loan debt(1)	150,000	31,494	35,631	82,875	—
Interest payments on debt(1)	47,685	13,631	19,847	14,207	—
Natural gas(2)	8,322	8,322	—	—	—
Purchase obligations(3)	13,602	13,602	—	—	—
Asbestos removal(4)	260	—	—	—	260
Operating leases	317	265	40	12	—
Gas and electric fixed charges(5)	2,655	792	1,090	773	—

Total	222,841	68,106	56,608	97,867	260

(1)	The amounts presented represent contractual obligations under our 2011 credit agreement. Borrowings under the 2011 credit agreement bear interest at a variable rate based upon either Adjusted LIBOR (as defined in the credit agreement), or the lender’s Alternative Base Rate (as defined in the credit agreement), plus, in each case, an applicable margin.
(2)	As of June 30, 2011, the natural gas purchase contracts included delivery dates through November 30, 2011. From June 30, 2011 to September 6, 2011, we entered into additional fixed quantity natural gas supply contracts at fixed and indexed prices for various delivery dates through March 31, 2012. The total MMBtus associated with these additional contracts are 2.25 million and the total amount of the purchase commitments are approximately $10.2 million, resulting in a weighted average rate per MMBtu of approximately $4.54. We are required to make additional prepayments under these purchase contracts in the event that market prices fall below the purchase prices in the contracts.
(3)	The amount presented represents certain open purchase orders with our vendors. Not all of our open purchase orders are purchase obligations, since some of the orders are not enforceable or legally binding on us until the goods are received or the services are provided.
(4)	We have a legal obligation to handle and dispose of asbestos at our facility in a special manner when undergoing major or minor renovations or when buildings at these locations are demolished, even though the timing and method of settlement are conditional on future events that may or may not be in our control. As a result, we have developed an estimate for a conditional obligation for this disposal. In addition, we, through our normal repair and maintenance program, may encounter situations in which we are required to remove asbestos in order to complete other work. We applied the expected present value technique to calculate the fair value of the asset retirement obligation for the property and, accordingly, the asset and related obligation for the property have been recorded. Since we own our facility and currently have no plans to dispose of the property, the obligation is considered long-term and, therefore, considered to be incurred more than five years after June 30, 2011.
(5)	As part of our gas transportation and electric supply contracts, we must pay monthly fixed charges over the term of the contracts.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or the FASB, issued a standard on fair value measurements that clarified the principle that fair value shall be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it established a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB provided a one year deferral for the implementation of this standard for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. The provisions of this standard were effective for our financial assets and liabilities for the fiscal year beginning October 1, 2008. The provisions of this standard were effective for our non-financial assets and liabilities for the fiscal year beginning October 1, 2009. The adoption of this standard for financial and non-financial assets and liabilities did not have a material impact on our financial position or results of operations.

In April 2009, the FASB issued a staff position on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The staff position amends the provisions of a previously issued standard for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This guidance eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria. It is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance is effective for our fiscal years beginning on or after October 1, 2009. In the absence of any definitive future business combinations, we do not currently expect this guidance to have a material impact on our financial condition, results of operations or disclosures.

In June 2009, the FASB issued a standard which provides guidance about the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. This standard is effective for fiscal years beginning after November 15, 2009. It is effective for our fiscal years beginning on or after October 1, 2010. We did not transfer financial assets during the nine months ended June 30, 2011; therefore, the adoption of this standard did not have a material impact on our financial position, results of operations or disclosures.

In May 2011, the FASB issued guidance which clarifies previous guidance related to fair value measurement. This guidance is effective during interim and annual periods beginning after December 15, 2011. It is effective for our interim period beginning on January 1, 2012. Early application is not permitted. The adoption of this guidance is not expected to have a material impact on our financial position, results of operations or disclosures.

In June 2011, the FASB issued guidance on comprehensive income. Under the guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This standard is effective for fiscal years beginning after December 15, 2011. It is effective for our fiscal year beginning on October 1, 2012. Early adoption is permitted. There are no elements of comprehensive income included in our financial statements; therefore the adoption of this standard did not have a material impact on our financial position, results of operations or disclosures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to interest rate risk related to our borrowings under our 2011 credit agreement. Borrowings under our 2011 credit agreement bear interest at a variable rate based upon either Adjusted LIBOR (as defined in the credit agreement), or the lender’s Alternative Base Rate (as defined in the credit agreement), plus, in each case, an applicable margin. At June 30, 2011, three month LIBOR was approximately 0.246%, which is below the minimum of 1.5% in the 2011 credit agreement. Based upon the outstanding balances of our variable-interest rate debt at June 30, 2011, and assuming interest rates are above the applicable minimum, and increase or decrease by 100 basis points, the potential annual increase or decrease in annual interest expense would be approximately $1.5 million. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. In connection with the closing of this offering, we intend to repay in full amounts outstanding under our 2011 credit agreement. See “Use of Proceeds.”

Commodity Price Risk. We are exposed to significant market risk due to potential changes in prices for fertilizer products and natural gas. Natural gas is the primary raw material used in the production of various nitrogen products manufactured at our facility. Currently, we purchase natural gas for use in our facility on the spot market, and through short-term, fixed supply, fixed price forward and index price purchase contracts. Natural gas prices have fluctuated during the last several years, increasing in 2008 and subsequently declining to the current lower levels. A hypothetical increase of $0.10 per MMBtu of natural gas would increase the cost to produce one ton of ammonia by approximately $3.50.

In the normal course of business, we currently produce nitrogen fertilizer products throughout the year to supply the needs of our customers during the high-delivery-volume spring and fall seasons. Fertilizer product inventory is subject to market risk due to fluctuations in the relevant commodity prices. We believe that market prices of nitrogen products are affected by changes in grain prices and demand, natural gas prices and other factors.

We enter into product prepayment contracts committing our customers to purchase our nitrogen fertilizer products at a later date. By using fixed-price forward contracts, we purchase approximately enough natural gas to manufacture the products that have been sold under product prepayment contracts for later delivery. We believe that entering into such fixed-price forward and pre-sale effectively allows us to fix most of the gross margin on pre-sold product and mitigate risk of increasing market prices of natural gas or decreasing market prices of nitrogen products. However, this practice also subjects us to the risk of decreasing natural gas prices and increasing nitrogen fertilizer commodity prices after we have entered into the relevant fix-priced forward and product prepayment contracts. In addition, we occasionally make forward purchases of natural gas that are not directly linked to specific product prepayment contracts. To the extent we make such purchases, we also are exposed to fluctuations in natural gas prices.

INDUSTRY OVERVIEW

Fertilizer Industry Overview

Plants require three essential nutrients, nitrogen, phosphate and potassium, for which there are no known substitutes. Each nutrient plays a different role in plant development. Of these essential nutrients, nitrogen is generally the most important determinant of plant growth and crop yield because it is a building block of protein and chlorophyll. Phosphate is essential to plant root development and is required for photosynthesis, seed germination and the efficient usage of water. Potassium improves a plant’s ability to withstand the stress of drought, disease, cold weather, weeds and insects. Although these nutrients are naturally found in soil, they are depleted over time by farming, which leads to declines in crop yields and land productivity. To replenish these nutrients, farmers must apply fertilizer. Nitrogen is the fastest to be depleted from the soil and, as such, must be reapplied annually. Phosphates and potassium, in the form of potash, can remain in the soil for up to three years after application.

Global fertilizer demand is driven primarily by grain demand and prices, which, in turn, are driven by population growth, dietary changes in the developing world and increased bio-fuel consumption. As the world’s population grows, farmland per capita decreases and more food production is required from each acre of farmland, which, in turn, requires more plant nutrients. The graph below reflects the decline in global arable land per capita between 1992 and 2009.

According to Blue Johnson, from 1970 to 2008, while global fertilizer demand grew an average of 2.4% annually, global nitrogen fertilizer demand grew at an average rate of 3.0% annually. According to Blue Johnson, during the same 38-year period, while United States fertilizer demand grew an average of 0.7% annually, United States nitrogen fertilizer demand grew at an average rate of 1.3% annually. According to the FAO, global fertilizer use is projected to increase by 45% and nitrogen fertilizer use is projected to increase by 51% between 2005 and 2030 to meet global food demand. The graph below shows the increase in global nitrogen consumption and population growth for the period from 1995 to 2009:

According to Blue Johnson, in 2008, global fertilizer consumption was approximately 183.3 million nutrient tons, comprised of 106.7 million tons of nitrogen (58%), 44.3 million tons of phosphate (24%) and 32.3 million tons of potassium (18%). Over the last six years, these percentages have remained relatively constant, with the exception of consumption during the global recession in 2008 and 2009, during which United States potash and phosphate fertilizer consumption volumes fell by 32% and 24%, respectively, as compared to nitrogen fertilizer consumption volumes, which fell by only 5% during the same period, according to Blue Johnson. The significantly smaller decrease in nitrogen consumption volumes during this period relative to potash and phosphate could be attributed to the fact that nitrogen is not retained in the soil and, therefore, must be applied each growing season to avoid a significant reduction in yield.

Currently, industrial nations use fertilizer more intensively than developing nations, but sustained economic growth in emerging markets is increasing food demand and fertilizer use. Populations in emerging markets are shifting to more protein-rich diets as incomes increase, with such increased consumption requiring more grain for animal feed. For example, China’s grain production increased 38% between 2000 and 2010, but still failed to keep pace with increases in grain demand, prompting China to almost double its grain imports over the same period, according to the USDA. The graph below shows the increase in world grain production and the decline in the stock-to-use ratio for the period from 1980 to 2011:

The United States is the world’s largest exporter of coarse grains, which include corn, grain sorghum, oats and barley, accounting for 45% of world exports and 31% of total world production for the year ended September 30, 2010, according to the USDA. Based on a 2008 report by the IFA, the United States is also the world’s third largest consumer of nitrogen fertilizer and historically has been the world’s largest importer of nitrogen fertilizer. During the 20 years ended June 30, 2009, approximately 59% of domestic nitrogen fertilizer use was attributable to three major United States crops—corn, wheat and cotton. Of these crops, corn consumes the most nitrogen on an absolute and per acre basis, accounting for approximately 40% of total domestic nitrogen consumption during the 20 years ended June 30, 2009, according to June 2011 data published by the USDA.

In the United States, the Corn Belt accounted for approximately 89% of total domestic corn production in 2010. The States of Iowa and Illinois were the two largest corn producing states in the United States during this period, accounting for approximately 33% of total domestic corn production according to the National Corn Grower’s Association. Corn crops consume more nitrogen fertilizer than any other crop domestically, and accordingly, the States of Iowa and Illinois were the largest nitrogen fertilizer consuming states in the United States in 2010, accounting for 18% of total domestic consumption.

Our facility is located in the center of the Mid Corn Belt. In our market, which is comprised of the States of Illinois, Iowa and Wisconsin, the soil and climate conditions are highly suited to corn production and, therefore, as shown in the graph below, a substantial number of corn acres are consistently planted each year in our market:

In 2010, approximately 2.4 million tons of ammonia and 4.2 million tons of UAN were consumed in the Mid Corn Belt. The Mid Corn Belt has two application seasons for ammonia, one in the spring and the other in the fall, whereas markets further south have only a single spring application season. The Mid Corn Belt has two application seasons because weather conditions allow the soil to maintain the proper temperature and density to support nitrogen enrichment in both the spring and the fall. Since 2000, ammonia consumption has decreased and UAN consumption has increased in the United States, as UAN does not require the same favorable weather conditions for application as ammonia does. However, as shown in the tables below, because of the favorable weather conditions in our market and the fact that ammonia costs less than UAN on a nutrient ton basis, ammonia usage in our market has increased 20% since 2000, whereas ammonia consumption has declined in the United States during the same period:

Global demand for corn has increased significantly, leading to an increase in United States corn production of 57% over the 20 years ended December 31, 2010, according to the USDA. The graph below shows the resulting increase in planted corn acres in the United States. Domestically, corn demand increases are being driven primarily by increased global demand for grain and increased government ethanol mandates. Corn is the main feedstock used for producing ethanol fuel in the United States. The Energy Independence and Security Act of 2007 requires fuel producers to use at least 36.0 billion gallons of ethanol by 2022, an increase of more than 173% over current levels. In 2010, 13.5 billion gallons of ethanol were produced in the United States, of which 46% was produced in Iowa, Minnesota and Illinois, according to Renewable Fuels Association. In 2010, 4.9 billion bushels of corn, or 39% of total corn produced in the United States, was used to produce ethanol, according to National Corn Growers Association, including 1.2 billion bushels that were used after the ethanol production process as distillers grain for livestock feed.

The United States Congress is currently evaluating changes to government programs that subsidize the blending of ethanol into gasoline in the United States. For example, on June 16, 2011, the United States Senate voted to eliminate the VEETC, which provides for a 45 cents per gallon tax credit to blenders and refiners for gasoline that has been blended with ethanol. Even if the VEETC is not ultimately repealed, it is scheduled to expire on December 31, 2011, and we cannot guarantee that it will be renewed or that any other ethanol-related subsidy will be implemented in its place. While the elimination of this subsidy may result in higher costs for producers and blenders of gasoline, we do not anticipate that these changes would materially affect demand for ethanol because we believe changes to the subsidy would not affect the federal mandates for ethanol use.

According to the USDA, world grain consumption increased 11% during the five years ended December 31, 2010, resulting in 2011 projections for grain stocks to consumption ratio in the United States at one of the lowest levels since 1980, despite increased planted acreage and robust harvests during recent years. This tight supply environment has led to significant increases in grain prices, which are highly supportive of fertilizer prices. For example, during the five years ended October 13, 2011, domestic corn prices averaged $4.65 per bushel, an increase of 102% above the average price of $2.30 per bushel during the five years ended October 13, 2006, and prices for year to date October 13, 2011 were as high as $7.87 per bushel. Similarly, the average domestic price for wheat during the five years ended October 13, 2011 was 92% higher than the average price during the five years ended October 13, 2006.

According to the USDA, from 2001 to 2010 fertilizer costs represented approximately 13% to 26% of a United States corn farmer’s total input costs but had the greatest effect on the farmer’s yield of any of the key inputs. Corn yields are directly proportional to the level of nitrogen fertilizer applied, giving farmers an economic incentive to increase the amount of fertilizer used, particularly at current corn prices.

The graph below shows the average domestic fertilizer cost as a percentage of corn revenue from 2001 through 2010. The average fertilizer cost as a percentage of corn revenue was 20% for the ten years ended August 31, 2010. According to the USDA, the estimated fertilizer cost for the 12 months ended August 31, 2011 is expected to be $0.83 per bushel, representing 13% of the average 30-day corn futures price for the 12 months ended August 30, 2011, which was $6.46 per bushel. United States corn farmers’ operating margins have increased over the last five years. According to the USDA, the average United States’ corn farmers’ operating margin during the five years ended August 31, 2010 was $1.78 per bushel, while the operating margin during the five years ended August 31, 2005 was $1.10 per bushel, an increase of 61%.

Source: USDA; scenarios based on a USDA estimated corn yield of 152.8 bu/acre and a USDA estimated fertilizer cost of $127.00 per planted acre.

Note: Data based on a USDA marketing year beginning September 1. The USDA estimated weighted average farm price for United States corn for the 12 months ended August 31, 2011 is $5.20/bu.

Nitrogen Fertilizers

The principal nitrogen-based products are:

Ammonia. Ammonia is used as a direct application fertilizer and is the primary building block for other nitrogen fertilizer products. Ammonia contains 82% nitrogen by weight and is generally the least expensive form of fertilizer per pound of nitrogen. Ammonia must be kept under pressure or refrigerated at negative 28 degrees Fahrenheit in order to be maintained in a liquid state. Although ammonia is traded globally, because it is a hazardous gas at ambient temperatures it is more costly to store, ship and apply than other nitrogen fertilizer products and must be applied in the fall during cool weather after harvest, in the spring just before planting or as side dress after the plant emerges. When used as a fertilizer, ammonia must be injected into the soil by specialized equipment, and soil conditions can limit its application. Because ammonia can be injected into soil only over a period of a few weeks in the spring and the fall, ammonia must be available for sale and delivery in a short timeframe. However, ammonia remains the most cost effective means of fertilizing on a nutrient basis.

Ammonia is produced by reacting gaseous nitrogen with hydrogen at high pressure and temperature in the presence of a catalyst. Nearly all hydrogen produced for the manufacture of nitrogen fertilizers is produced by reforming natural gas at a high temperature and pressure in the presence of water and a catalyst.

Urea Ammonium Nitrate Solution. UAN is a liquid fertilizer that has a slight ammonia odor and, unlike ammonia, it does not need to be refrigerated or pressurized when transported or stored. UAN is produced by combining urea solution and ammonium nitrate solution. An aqueous solution of ammonium nitrate, or AN, an intermediate in UAN manufacture, is produced by neutralizing nitric acid with ammonia.

As a liquid, UAN has many advantages over solid fertilizers and ammonia. UAN (typically sold in nitrogen concentrations of 28% and 32%) may be applied more uniformly than non-liquid products and may be mixed with various crop protection products or other nutrients, permitting the application of several materials simultaneously, thereby reducing energy and labor costs. In addition, UAN, unlike ammonia, is safe and easy to store and transport and may be applied from ordinary tanks and trucks. However, UAN is not widely traded globally because its consumption is concentrated in the United States, which accounts for 60% of global UAN consumption in 2008 according to the IFA, and it is costly to transport (it is approximately 65% water). UAN can be applied to the soil through spraying, injecting or through irrigation systems throughout most of the growing season. Moreover, due to its stable nature and the fact that it can be applied in the field along with other chemicals such as pesticides and fungicides, UAN can be a preferred fertilizer for crops requiring soil surface applications (such as no-till row crops). UAN also benefits from an attractive combination of ammonium nitrate’s immediate release of nutrients to the plant, and urea’s slow form fertilization. However, the nitrogen concentration of UAN is significantly lower than that of ammonia, and generally greater quantities of UAN must be purchased to obtain the same nitrogen content of ammonia.

Urea. Urea is produced through the reaction of ammonia with CO2 at high pressure and temperatures creating a molten product called urea solution at a concentration of approximately 70%. Urea is mostly produced as a coated, granular solid containing 46% nitrogen and is suitable for use in bulk fertilizer blends containing phosphate and potash, the other two principal fertilizer nutrients. In 2008, according to the IFA, urea accounted for approximately 57% of the global nitrogen fertilizer market and approximately 25% of the United States nitrogen fertilizer market on a nutrient ton basis. Urea is produced and traded worldwide.

Nitric Acid. Nitric acid is a colorless, liquid acid widely used in the manufacturing of explosives and fertilizers. Nitric acid is produced through the catalytic combustion of ammonia vapor in air over a platinum-rhodium (precious metals) catalyst gauze and absorption of the nitric oxide in weak acid. Nitric acid typically contains 22% nitrogen. Nitric acid is used to produce ammonium nitrate solution and for industrial purposes. We sell small quantities of nitric acid.

Other Nitrogen Products. DEF is a urea-based reactant used in diesel engines as part of the SCR after treatment technology to reduce nitrogen oxide emissions. DEF is typically composed of 32.5% aqueous urea solution and 67.5% deionized water. The urea-based SCR technology has been adopted by most of the light to heavy duty vehicle and engine manufacturers to comply with the EPA’s 2010 emission standards as defined by the 1990 Amendments to the Clean Air Act. We have commenced a project to produce DEF. See “Business—Our Business Strategies—Pursue Organic Growth Opportunities—Diesel Exhaust Fluid Build-Out.”

North American Nitrogen Fertilizer Industry

North American nitrogen fertilizer producers predominantly use natural gas as their principal feedstock, with natural gas typically representing approximately 80% to 85% of the cash production costs for ammonia according to Blue Johnson. As shown in the graph below, over the last five years, United States natural gas reserves have increased significantly due to, among other factors, advances in extracting shale gas:

In the two years ended October 13, 2011, prices at the Henry Hub pricing point have averaged $4.31 per MMBtu, a 40% decrease over the previous five year period. As a result of declining natural gas costs, North America is now a low-cost region for nitrogen fertilizer production. For example, North American producers currently have a significant cost advantage over Western European fertilizer producers importing product into the United States, as shown in the graph below. As shown in the chart below, Mid Corn Belt prices have increased whereas natural gas prices have stabilized at lower price levels, which increases the profitability of North American nitrogen fertilizer producers.

The higher production costs of major foreign nitrogen fertilizer producers coupled with the cost to export nitrogen fertilizer to the United States Gulf Coast, or the Gulf Coast, now serve as the effective price floor for the United States fertilizer market, which has imported an average of over 50% of its annual nitrogen fertilizer demand from foreign producers between 1999 and 2009 according to USDA.

The table below illustrates significant improvements in United States nitrogen fertilizer fundamentals in the last ten years, including an increase in corn pricing which has resulted in increased nitrogen fertilizer pricing.

Significant Improvements in United States Nitrogen Fertilizer Fundamentals

	~ Ten Years Ago	As of October 2011	Change
United States Market Share of Top Five Nitrogen Fertilizer Producers (1)	56% in 1999	84% in 2010	28%
Corn ($ / Bushel) (2)	~$2	~$6.50	+$4.5 /+3.3x
Mid Corn Belt Ammonia ($ / Ton) (3)	~$200	~$750	+$550 /+3.8x
Mid Corn Belt UAN ($ / Ton) (3)	~$110	~$400	+$290 /+3.6x
Natural Gas Price Difference - Europe (NBP) less United States ($ / MMBtu) (2)(4)	~$0	~$5	+$5

(1)	Source: Blue Johnson
(2)	Source: Bloomberg, as of October 13, 2001 and October 13, 2011
(3)	Source: Green Markets, as of October 2001 and October 2011
(4)	Based on an exchange rate of 6.89 GBP/Therm to $1.00/MMBtu as of October 13, 2001 and 6.35 GBP/Therm to $1.00/MMBtu as of October 13, 2011.

Over the last decade, North American fertilizer production capacity has declined significantly due to plant closures. According to Blue Johnson, ammonia production capacity in the United States has decreased over 35% since 1998. These closures occurred primarily during a period of elevated natural gas prices in North America relative to other regions, which led to substantially increased imports at competitive prices. As is shown on the map below, the majority of the ammonia production facilities that were shut down and dismantled were located close to New Orleans, the primary entry point for ammonia fertilizer imports.

Increasing the domestic production capacity of nitrogen fertilizer would be difficult because a majority of the natural gas-fed ammonia fertilizer plants that have closed were dismantled, and building new plants is costly and very difficult due to permitting impediments and environmental concerns. There are additional challenges to finding a suitable location for a nitrogen plant in our market because the Upper Mississippi Wildlife Refuge protects an area of the Mississippi River extending from approximately 50 miles south to over 100 miles north of our facility. For these and other reasons, no new natural gas-based ammonia facility that is still in operation has been constructed in the United States since 1979. According to Blue Johnson, none of the existing nitrogen fertilizer producers in the

United States are reported to have initiated newly developed (or “greenfield”) nitrogen fertilizer projects in the United States. However, there are a few dormant nitrogen production facilities located outside of the States of Illinois, Indiana and Iowa that are scheduled to resume operations in the near future.

The North American fertilizer industry also has experienced significant consolidation from merger and acquisition activity. In 2003, Koch acquired Farmland Industries’ nitrogen fertilizer assets; in 2008, Yara International, a Norwegian nitrogen producer, acquired Saskferco, a Canadian nitrogen producer; and in 2010, CF Industries acquired Terra Industries Inc. As a result of these and other developments, the top five domestic nitrogen producers have increased their ammonia capacity share in North America from 56% in 1999 to 84% in 2010 according to Blue Johnson. We believe further opportunity for consolidation exists as a number of smaller nitrogen assets are held by companies that do not have a fertilizer focus.

Fertilizer Pricing Trends

During the 1990s, average annual ammonia prices in the Mid Corn Belt were between $125 and $240 per ton. In the late 1990s, domestic and international nitrogen prices dropped sharply because of the sudden termination of China’s large urea import demand. This price collapse triggered the closure of several domestic nitrogen plants that could no longer generate satisfactory margins, and this lost output by domestic nitrogen producers was replaced by growing imports from producers in countries with feedstock and cost advantages. During the 2000s, United States natural gas prices increased and, as a result, United States fertilizer production declined significantly following acquisitions and capacity curtailments.

From 2001 to 2006, United States ammonia production declined 26% from 14.1 million tons to 10.5 million tons according to Blue Johnson. At the same time, world demand for grain continued to increase, leading to tightening nitrogen fertilizer markets. Since 2009, nitrogen fertilizer prices have diverged from their historical correlation with natural gas prices and are now driven primarily by demand dynamics. In 2008, nitrogen fertilizer experienced a dramatic increase in price, commensurate with other fertilizer nutrients and other global commodities, such as metals. The 2008 to 2009 global recession prompted a decline in fertilizer prices and fertilizer demand; however, the long-term supply and demand trends remained intact, leading to a strong recovery of fertilizer demand and pricing beginning in late 2009. Today, nitrogen fertilizer prices continue to benefit from strong global fundamentals for agricultural products.

A strong relationship exists between global grain prices and nitrogen fertilizer prices. For example, the United States 30-day corn futures increased 54% from January 1, 2010 to October 13, 2011. During the same period, Mid Corn Belt ammonia prices increased 107% from $365 per ton to $755 per ton, and Mid Corn Belt UAN prices increased 77% from $228 per ton to $403 per ton, as illustrated in the figure below. This environment is supportive of high farmer profits, which are, in turn, supportive of high fertilizer prices and demand.

The transportation costs related to shipping ammonia and UAN into the Mid Corn Belt are substantial, and shipping into this region is difficult. We estimate that it currently costs approximately $80 to $120 per ton to store and transport ammonia by pipeline, barge or rail from the Gulf Coast into our market. UAN is typically transported into our market from the Gulf Coast by barge or rail. We estimate that it costs approximately $35 and $50 per ton to store and transport UAN from the Gulf Coast into our market by barge and rail, respectively. We do not believe that ammonia or UAN are typically transported into our market by truck. Barge transportation from the Gulf Coast frequently is constrained by unpredictable conditions and limited equipment and storage infrastructure on the Mississippi River. Lock closures on the Upper Mississippi River can be caused by a variety of conditions, including inclement weather or surface conditions, and can unexpectedly delay barge transportation. In addition, in the United States, there are only four towing companies that transport ammonia by barge and there are only 32 active barges available for ammonia transport. Ammonia storage sites and terminals served by barge on the Mississippi River are controlled primarily by CF Industries, Koch and Agrium. Because there are a limited number of barges and they are largely subject to charter by a few competitors and ownership of storage sites and terminals is limited to a few competitors, foreign producers and new entrants to the nitrogen products market could face difficulties obtaining transportation or could encounter storage limitations associated with the seasonal Mississippi River closure that occurs annually from mid-November to early March. Railroads also charge premium prices to ship certain TIH chemicals, including ammonia, due in part to additional liability insurance costs incurred by the railroads. We believe that railroads are taking other actions, such as requiring indemnification from their customers for liabilities relating to TIH chemicals, to shift the risks they face from shipping TIH chemicals to their customers, which may make transportation of ammonia by rail more costly.

As a result, we and other fertilizer producers located in the Mid Corn Belt have a transportation cost advantage for sales in the Mid Corn Belt over out-of-region ammonia and UAN producers and importers. Because of this transportation cost advantage and the fact that the demand for ammonia and UAN exceeds the respective supply, the Mid Corn Belt consistently had higher fertilizer prices than other regions between 2006 and 2010. Based on data provided by Green Markets and as illustrated in the graph below, Mid Corn Belt spot ammonia and spot UAN prices averaged $586 per ton and $324 per ton, respectively, during the five years ended October 13, 2011, which represents an average 36% and 17% premium, respectively, over Gulf Coast prices.

BUSINESS

Overview

We are a Delaware limited partnership formed in July 2011 by Rentech, a publicly traded provider of clean energy solutions and nitrogen fertilizer, to own, operate and grow our nitrogen fertilizer business. Our nitrogen fertilizer facility, which is located in East Dubuque, Illinois, has been in operation since 1965 with infrequent unplanned shutdowns. We produce primarily ammonia and UAN at our facility, using natural gas as our primary feedstock. Substantially all of our products are nitrogen-based.

Our facility is located in the center of the Mid Corn Belt, the largest market in the United States for direct application of nitrogen fertilizer products. The Mid Corn Belt includes the States of Illinois, Indiana, Iowa, Missouri, Nebraska and Ohio. The States of Illinois and Iowa have been the top two corn producing states in the United States for the last 20 years according to the National Corn Growers Association. We consider our market to be comprised of the States of Illinois, Iowa and Wisconsin. Based on information provided by Blue Johnson, for the 12 months ended June 30, 2010, the amount of ammonia consumed as fertilizer in the States of Illinois, Iowa and Wisconsin was approximately 4.0 times the amount produced for sale in those states, and the amount of UAN consumed was approximately 1.4 times the amount produced for sale in those states.

Our core market consists of the area located within an estimated 200-mile radius of our facility. In most instances, our customers purchase our nitrogen products at our facility and then arrange and pay to transport them to their final destinations by truck. To the extent our products are picked up at our facility, we do not incur shipping costs, in contrast to nitrogen fertilizer producers located outside of our core market that must incur transportation and storage costs to transport their products to, and sell their products in, our core market. In addition, we do not maintain a fleet of trucks and, unlike some of our major competitors, we do not maintain a fleet of rail cars because our customers generally are located close to our facility and prefer to be responsible for transportation. Having no need to maintain a fleet of trucks or rail cars lowers our fixed costs. The combination of our proximity to our customers and our storage capacity at our facility also allows for better timing of the pick-up and application of our products, as nitrogen fertilizer product shipments from more distant locations have a greater risk of missing the short periods of favorable weather conditions during which the application of nitrogen fertilizer may occur. As a result of these factors, during each of the last three fiscal years, we realized higher average net sales prices per ton of ammonia than our publicly traded nitrogen fertilizer competitors that have reported this information. Ammonia sales price data for privately held ammonia producers is unavailable. According to Blue Johnson, as of February 28, 2011, we and our publicly traded nitrogen fertilizer competitors comprised approximately 66% of the aggregate ammonia production capacity in the United States, including ammonia produced by publicly traded and privately held companies for agricultural and industrial uses or upgraded to other nitrogen products. Also, based on data from the USDA and Blue Johnson, for the 12 months ended June 30, 2009, we and our publicly traded nitrogen fertilizer competitors accounted for approximately 32% of the aggregate sales of nitrogen products in the United States by international and domestic producers (measured in tons of nitrogen).

Our facility can produce up to 830 tons of ammonia per day, with the capacity to upgrade up to 450 tons of ammonia to produce up to 1,100 tons of UAN per day. During the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, we produced approximately 218,000 tons and 267,000 tons, respectively, of ammonia, and approximately 245,000 tons and 287,000 tons, respectively, of UAN. For the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, ammonia and UAN combined accounted for approximately 91% and 89%, respectively, of our total gross profit. Our facility has the flexibility to vary our product mix significantly, which permits us to upgrade our ammonia production into varying amounts of UAN, nitric acid and liquid and granular urea each season, depending on market demand, pricing and storage availability.

During the nine months ended June 30, 2011 and 2010, we generated revenues of approximately $141.3 million and $96.3 million, respectively, net income of approximately $21.6 million and $2.8 million, respectively, and Adjusted EBITDA of approximately $67.0 million and $21.7 million, respectively. During the fiscal years ended September 30, 2010, 2009 and 2008, we generated revenues of approximately $131.4 million, $186.4 million and $216.6 million, respectively, net income of approximately $5.0 million, $28.2 million and $30.1 million, respectively, and Adjusted EBITDA of approximately $31.0 million, $63.7 million and $60.4 million, respectively. For the fiscal year ending September 30, 2012, subject to certain assumptions, we expect our net income and Adjusted EBITDA to be $88.6 million and $100.6 million, respectively. For a reconciliation of Adjusted EBITDA to net income for each of the periods presented and the assumptions used in our forecast of net income and Adjusted EBITDA for the fiscal year ending September 30, 2012, see “Prospectus Summary—Summary Historical and Pro Forma Financial Information,” “Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma Cash Available for Distribution” and “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.”

Our Competitive Strengths

Pure-Play Nitrogen Fertilizer Company. As a pure-play nitrogen fertilizer producer, we derive substantially all of our revenues and cash flows from the production and sale of nitrogen fertilizers. We sold over 90% of our nitrogen products to customers for agricultural uses during each of the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010 and 2009. We are primarily engaged in the production of ammonia and UAN. In North America, many of our competitors have diversified business operations, including the production of fertilizer nutrients other than nitrogen. Upon the closing of this offering, we will be one of only three publicly traded pure-play nitrogen fertilizer companies in the Americas and Western Europe, the others being CVR Partners, LP and Terra Nitrogen Company, L.P., which, we believe, also sell substantially all of their nitrogen products to customers for agricultural use.

•

Increased Nitrogen Fertilizer Margins. Increased grain consumption and pricing over the last five years have increased fertilizer demand, which, in turn, has resulted in increased nitrogen fertilizer pricing. According to Green Markets, ammonia and UAN prices in the Mid Corn Belt averaged $586 per ton and $324 per ton, respectively, during the five years ended October 13, 2011, 88% and 100% higher than the respective average prices during the preceding five year period. Conversely, in the past two years, the price of natural gas, the primary feedstock for nitrogen-based fertilizer production, has averaged $4.31 per MMBtu at the Henry Hub pricing point, a 40% decrease over the previous five year period. However, grain, nitrogen fertilizer and natural gas are commodities, the prices of which have historically been volatile and may change adversely in the future.

•

Projected Increasing Demand for Nitrogen. Plants require three essential nutrients, nitrogen, phosphate and potassium, for which there are no known substitutes. Of these essential nutrients, nitrogen is generally the most important determinant of plant growth and crop yield. Nitrogen has the most consistent demand of these three nutrients because it is a key determinant of yield, and because it is the fastest to be depleted from the soil and must be reapplied annually. According to Blue Johnson, during the five years ended December 31, 2010, nitrogen consumption in our market increased at an average annual rate of 1.8%. In addition, according to the FAO, global nitrogen fertilizer use is projected to increase by 51% between 2005 and 2030 to meet global food demand.

Strategically Located Asset. Our facility is located in the heart of the Mid Corn Belt in the northwestern corner of Illinois, adjacent to the Iowa and Wisconsin state lines. According to the National Corn Growers Association, Iowa and Illinois are the top two corn producing states in the United States, representing 33% of total domestic corn production in 2010.

The following map shows the distribution of corn acreage in the Mid Corn Belt and the location of our facility in their region:

•

Our Attractive Market. We believe that our market, which is comprised of the States of Illinois, Iowa and Wisconsin, is a highly attractive nitrogen fertilizer market because of its strong and growing demand for nitrogen fertilizer. Although there is no guarantee that the demand for nitrogen fertilizer will continue to increase, ammonia usage in our market has increased 18% over the last five years. Based on information provided by Blue Johnson, for the 12 months ended June 30, 2010, the amount of ammonia consumed as fertilizer in our market was approximately 4.0 times the amount produced for sale in our market, and the amount of UAN consumed was approximately 1.4 times the amount produced for sale in our market. To meet demand, our market must rely on imports from other regions in the United States or from foreign countries. Despite the robust demand for nitrogen fertilizer products in our core market, there is only one other nitrogen fertilizer facility located in our core market, which consists of the area located within an estimated 200-mile radius of our facility. Because there are no idle nitrogen fertilizer facilities in our market and based on our belief that there are high barriers for the construction of new nitrogen fertilizer facilities, including high capital costs and difficulties obtaining required permits, we do not anticipate competition from new facilities in our market in the foreseeable future. Although certain existing facilities have expanded production and some idle facilities outside of our market may resume production, no new natural gas-based ammonia facility that is still in operation has been constructed in the United States since 1979.

•

Significant Transportation Cost Advantage in Our Market. The location of our facility gives us a significant transportation cost advantage for sales in our market compared to our competitors with facilities located outside of our market. Over the last three fiscal years, we sold an average of 93% of our ammonia and 98% of our UAN to customers in Illinois, Iowa and Wisconsin. Our customers typically pick up products from our facility by truck, arrange and pay for all related transportation costs and bear the risk of loss in transport from our facility. As a result, in contrast to some of our competitors outside of our core market, we do not incur the substantial costs associated with leasing or maintaining a fleet of rail cars, and we generally are not exposed to potential losses that could arise during transportation of our products to our customers.

We are the northernmost fertilizer producer on the Mississippi River, located 1,527 river miles from the Gulf of Mexico. We estimate that it currently costs approximately $80 to $120 per ton to store and transport ammonia by pipeline, barge or rail from the Gulf Coast into our market. UAN is typically transported into our market from the Gulf Coast by barge or rail. We estimate that it costs approximately $35 and $50 per ton to store and transport UAN from the Gulf Coast into our market by barge and rail, respectively. We do not believe that ammonia or UAN are typically transported into our market by truck.

Pipeline, barge and rail transportation of ammonia and UAN from the Gulf Coast face constraints that can increase transportation costs or reduce reliability. Barge transportation from the Gulf Coast frequently is constrained by unpredictable conditions and limited equipment and storage infrastructure on the Mississippi River. Lock closures on the Upper Mississippi River can be caused by a variety of conditions, including inclement weather or surface conditions, and can unexpectedly delay barge transportation. In addition, in the United States, there are only four towing companies that transport ammonia by barge and there are only 32 active barges available for ammonia transport. Ammonia storage sites and terminals served by barge on the Mississippi River are controlled primarily by CF Industries, Inc., Koch Industries, Inc. and Agrium Inc. Because there are a limited number of barges and ownership of storage sites and terminals is limited to a few competitors, foreign producers and new entrants to the nitrogen products market could face difficulties obtaining transportation or could encounter storage limitations associated with the seasonal Mississippi River closure that occurs annually from mid-November to early March. Railroads also charge premium prices to ship certain TIH chemicals, including ammonia, due in part to additional liability insurance costs incurred by the railroads. We believe that railroads are taking other actions, such as requiring indemnification from their customers for liabilities relating to TIH chemicals, to shift the risks they face from shipping TIH chemicals to their customers, which may make transportation of ammonia by rail more costly.

History of High Average Net Sales Prices. We realized higher average net sales prices per ton of ammonia than our competitors listed in the table below for the periods presented:

Average Net Sales Prices Per Ton of Ammonia(1)(2)(3)

	Nine Months Ended June 30,	12 Months Ended September 30,			Weighted Average for Three Years Ended September 30,
	2011	2010	2009	2008	2010
	($/ton)
REMC	$580	$367	$722	$538	$531
CVR Partners, LP	534	304	365	514	378
Terra Nitrogen Company, L.P.	449	332	472	514	444
Potash Corporation of Saskatchewan Inc.	444	316	252	467	348

Source:	Public Filings
(1)	This table sets forth the reported average sales price per ton of ammonia, net of all reported freight, transportation and other related costs, of the listed fertilizer producers for the periods presented. The average net sales prices per ton of ammonia of our competitors included in this table are net of transportation costs reported in revenues. Our average net sales prices included in this table are net of transportation costs reported in revenues and, to the extent not already reported in revenues, any transportation costs reported in costs of sales.

(2)	CF Industries and Agrium only report their respective average gross sales prices per ton of ammonia. For the nine months ended June 30, 2011 and the 12 months ended September 30, 2010, 2009 and 2008, CF Industries reported an average gross sales price per ton of ammonia of $521, $368, $614 and $470, respectively. CF Industries’ reported weighted average gross sales price per ton of ammonia for the three years ended September 30, 2010 was $457. For the nine months ended June 30, 2011 and the 12 months ended September 30, 2010, 2009 and 2008, Agrium reported an average gross sales price per ton of ammonia of $480, $342, $435 and $492, respectively. Agrium’s reported weighted average gross sales price per ton of ammonia for the three years ended September 30, 2010 was $423. Agrium data reflects domestic sales only.
(3)	Ammonia sales price data for privately held ammonia producers is unavailable. According to Blue Johnson, as of February 28, 2011, we and our competitors included in this table and in footnote (2) above comprised approximately 66% of the aggregate ammonia production capacity in the United States, including ammonia produced by publicly traded and privately held companies for agricultural and industrial uses or upgraded to other nitrogen products. Also, based on data from the USDA and Blue Johnson, for the 12 months ended June 30, 2009, we and our competitors included in this table and in footnote (2) above accounted for approximately 32% of the aggregate sales of nitrogen products in the United States by international and domestic producers (measured in tons of nitrogen).

•

Our location generally allows us to realize higher average net sales prices per ton of ammonia than our publicly traded competitors, because prevailing prices for ammonia in our market factor in the freight and transportation costs of out-of-region producers, and we generally do not have to incur such costs.

•

During the 10 years ended December 31, 2010, ammonia and UAN sold for premiums in the Mid Corn Belt compared to other locations such as the Gulf Coast and Tampa, Florida. The following table shows the average ammonia and UAN prices for the Mid Corn Belt and these other locations in the United States for the 12 months ended September 30, 2011, 2010, 2009 and 2008:

Average Ammonia and UAN Prices in the Mid Corn Belt Compared to Other Locations

	Ammonia				UAN
	12 Months Ended September 30,				12 Months Ended September 30,
	2011	2010	2009	2008	2011	2010	2009	2008
	($/ton)				($/ton)
Mid Corn Belt	$698	$422	$515	$731	$380	$237	$269	$405
Southern Plains	613	369	398	680	355	229	239	393
Gulf Coast	518	364	320	528	325	191	213	373
Tampa(1)	546	370	303	550

Source: Green Markets

(1)	UAN prices generally are not available for the Tampa, Florida market.

•

Our location among the highest corn producing states allows us to sell a substantial portion of our nitrogen products into the higher-priced agricultural market, whereas several of our competitors sell a significantly higher percentage of their nitrogen products into the lower-priced industrial market. For each of the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010 and 2009, we sold over 90% of our nitrogen products to customers for agricultural uses.

•

Our location allows us to sell more of our ammonia during application seasons, as opposed to the off-peak fill season, because our customers in the Mid Corn Belt typically experience two application seasons for ammonia every year, one in the spring and one in the fall. The Mid Corn Belt has two application seasons because weather conditions allow the soil to maintain the proper temperature and density to support nitrogen enrichment in both the spring and the fall. Customers are typically willing to pay premium prices for our nitrogen products during application seasons, so we seek to maximize sales during these peak periods. We believe that most other corn-growing regions in the United States typically experience only a spring application season. As a result, these regions experience a longer off-peak fill season during which fertilizer distributors can purchase products at lower prices to build inventory.

•

We believe that the location of our facility allows us to respond more quickly to our customers’ needs and to capture more sales during the short application seasons. In contrast, transportation constraints may cause our competitors to miss the short, weather-dependent application season sales window. As shown in the graph below, our sales are seasonal, and, on average, we sell a greater percentage of our ammonia during the three months ending June 30 and December 31, which generally include the application seasons, than do our publicly traded competitors. Ammonia can be applied by farmers only during application seasons, generally consisting of a short period of a few weeks in the spring and, in our market, a few weeks in the fall. Ammonia requires specific ambient conditions to be applied and so the timing of the application season is dependent on weather conditions and frequently changes from year to year, making it more difficult for our competitors with facilities located outside of our market or with limited storage in our market to match the timing of their ammonia deliveries with the unpredictable application season window. In addition, our facility is open 24 hours a day, 365 days a year, which gives our customers added flexibility when picking up our products. The following graph compares our average quarterly ammonia sales volumes with those of our publicly traded competitors for the three fiscal years ended September 30, 2010:

Access to Low Cost Feedstock in North America. Natural gas typically represents approximately 75% to 85% of our cost to produce ammonia, which is the building block for all other nitrogen products. We source all of our natural gas feedstock requirements from sellers in North America, which gives us a significant cost advantage over European nitrogen fertilizer producers, who currently are experiencing higher natural gas costs and must incur high transportation costs to service the North American market. The United States is the third largest market for nitrogen fertilizers globally and is dependent on imports, a significant portion of which come from European producers, to supply an average of over 50% of its annual nitrogen fertilizer needs between 1999 and 2009 according to the USDA. Nitrogen fertilizer pricing in North America is influenced by consumer demand for nitrogen products and the cost to produce and ship nitrogen products from Europe to the Gulf Coast, the entry point for the majority of nitrogen fertilizer imports into the United States. Natural gas prices in the United States have experienced significant fluctuations over the last few years and could increase in the future. Despite such fluctuations, as natural gas supplies in North America generally increased over the past five years, natural gas prices and price volatility have generally decreased and prices generally have stabilized at the lower levels. For example, natural gas prices at Henry Hub, Louisiana, averaged $4.31 per MMBtu during the 24-month period ended October 13, 2011 compared to $7.17 per MMBtu during the five years ended October 13, 2009. Furthermore, as of October 13, 2011, the 30-day Henry Hub natural gas futures price was $3.53 per MMBtu. In contrast, over the past five years, major European producers in the Ukraine lost the favorable natural gas pricing they previously received from Russia. Since the beginning of 2010, European natural gas prices have increased because they are more closely linked to the price of oil, which has increased. For example, as of October 13, 2011, the natural gas price per MMBtu at the NBP in Europe was $8.60 (based on an exchange rate of 6.35 GBP/Therm to $1.00/MMBtu as of October 13, 2011) compared to the Henry Hub pricing point of $3.42 in the United States. Our facility is located a mile from the Northern Natural Gas Pipeline, an interstate natural gas pipeline system, which gives us the flexibility to purchase natural gas from different regions in North America and from several major natural gas suppliers. As a result, the prices we pay for natural gas are typically in line with Henry Hub prices. Although we have access to relatively low cost natural gas, if our competitors access cheaper natural gas or other feedstocks it could provide them with a cost advantage that could offset the savings we may experience on transportation and storage costs as a result of our location.

High Quality Asset with Proven Track Record. Our ammonia plant utilization rate has averaged 92% over the last three fiscal years. Our facility came on stream in 1965 and since 1998 has endured industry cycles that precipitated the closure of facilities accounting for over 35% of domestic ammonia capacity. We believe that we have been able to endure these industry cycles in part because of our location-based pricing advantage, and because our facility is configured to efficiently and quickly change our product mix and production volumes to respond to evolving market conditions. In addition, unlike some of our competitors, we sell a portion of the CO2 produced from our nitrogen fertilizer operations to premium food markets, which provides us with a non-agricultural income source. We regularly seek to improve the productivity of our facility. For example, during each of the three years ended September 30, 2010, our on-stream rates were higher than our average on-stream rates over our previous 10-year period, which resulted in average ammonia production at our facility over those three years that exceeded our previous average for the 10 years ended September 30, 2007. Our facility is located on a bluff 140 feet above the Mississippi River and is at low risk of flooding from the river, unlike the facilities of two of our competitors that have flooded in recent years. We believe it would be challenging to build a new facility similar to ours because it would require a substantial capital investment to construct such a facility, and it would be difficult to receive the necessary permits to construct and operate a greenfield facility.

Significant Generation of Cash Available for Distribution. During the fiscal year ending September 30, 2012, subject to certain assumptions, we expect to generate Adjusted EBITDA of $100.6 million and $89.4 million of cash available for distribution. For more information regarding these amounts and the related assumptions, see “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.” Over the three years ended September 30, 2010, we converted an average 80% of our Adjusted EBITDA into cash available for distribution before giving effect to any payments of principal or interest under our outstanding indebtedness. We expect to maintain a high level of cash available for distribution conversion because our maintenance capital expenditures have been low relative to our Adjusted EBITDA, ranging between $7.0 million and $13.0 million per year for the four years ended September 30, 2010. Our low maintenance capital expenditures are in part due to our diligent adherence to our regular maintenance program and our in-depth understanding of our facility, which we believe has allowed us to extend significantly the average useful life of key equipment. We also have commenced a significant maintenance project to replace our existing steam methane reformer tubes, which have been operational since 1980, and to make other improvements to our facility. This relatively large maintenance project is expected to increase our aggregate maintenance capital expenditures for the fiscal years ending September 30, 2011 and 2012 to a total of approximately $34.8 million in the aggregate. As of June 30, 2011, approximately $11.2 million of the aggregate expected amount has been spent, with the remaining $23.6 million of capital expenditures for the steam methane reformer tubes and other purposes expected to be spent over the 15 months ending September 30, 2012. In addition, as a result of this significant maintenance project, the 2011 turnaround lasted 30 days, which is longer than the 18 to 25 days we generally experience for turnarounds. Following completion of this maintenance project, we expect that annual maintenance capital expenditures will revert back to their customary levels.

Experienced Management Team. We are managed by an experienced and dedicated team of executives with a long history in the fertilizer and chemical industries and in the management of public companies. D. Hunt Ramsbottom, Jr., Chief Executive Officer of our general partner, has over 25 years of management experience with both publicly traded and privately held companies. Dan J. Cohrs, Chief Financial Officer of our general partner, has over 25 years of experience in corporate finance, strategy and planning and mergers and acquisitions. John H. Diesch, President of our general partner, has over 29 years of experience in the fertilizer industry with nine years serving as a plant manager and 11 years serving in executive management of operating fertilizer plants. John A. Ambrose, Chief Operating Officer of our general partner, has 36 years of chemical manufacturing experience in specialty and commodity chemical manufacturing. Wilfred R. Bahl, Jr., Senior Vice President of Finance and Administration of our general partner, has 38 years of finance experience, including 31 years at our facility. Marc E. Wallis, Senior Vice President of Sales and Marketing of our general partner, has over 24 years of experience in the fertilizer industry and with our facility. He has served as our Vice President of Sales and Marketing since 2006, and he previously was our National Accounts Sales Manager. Messrs. Ramsbottom, Cohrs and Diesch will spend a portion of their time managing Rentech and a portion of their time managing our business, while Messrs. Ambrose, Bahl and Wallis will spend all of their time managing our business.

Our Business Strategies

Our objective is to maximize quarterly distributions to our unitholders through the following strategies:

•

Distribute All of Our Cash Available for Distribution Each Quarter. Upon the closing of this offering, our policy will be to distribute all of the cash available for distribution we generate each quarter to unitholders of record on a pro rata basis. We do not intend to maintain excess distribution coverage or retain funds in order to maintain stable quarterly distributions or fund future distributions. Unlike many publicly traded limited partnerships, our general partner will have a non-economic general partner interest and will have no incentive distribution rights. Therefore, all of our cash distributions will be made to our unitholders, in contrast to other publicly traded limited partnerships, some of which distribute up to 50% of their quarterly cash distributions in excess of specified levels to their general partner. This structure is designed to maximize distributions to our unitholders and to align Rentech’s interests with those of our other unitholders. We expect our distribution yield to be 11.7% (calculated by dividing our forecasted distribution for the twelve months ending September 30, 2012 of $2.34 per common unit by the public offering price on the cover page of this prospectus). According to their public filings, Agrium, Potash Corporation of Saskatchewan Inc., CF Industries, Yara International, CVR Partners, LP and Terra Nitrogen Company, L.P. reported a current dividend yield of 0.1%, 0.6%, 0.3%, 2.3%, 6.9% and 9.6%, respectively, as of October 13, 2011. See “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions.”

•

Pursue Organic Growth Opportunities. Since commencing operations in 1965, our facility has undergone various expansion projects that have increased production and product upgrade capabilities. The most recently completed expansion project, which was completed in 1998, entailed the construction of a second nitric acid plant at our facility. This project added approximately 150 tons per day of nitric acid capacity to our facility, which, in turn, increased our facility’s UAN capacity from approximately 660 tons per day to approximately 1,100 tons per day.

We are pursuing some, and we intend to continue to evaluate additional, opportunities to increase our profitability by expanding our production capabilities and product offerings, including with the following expansion projects:

•

Urea Expansion and Diesel Exhaust Fluid Build-Out. We have commenced a project to increase our urea production capacity by approximately 13%, or 50 tons per day. The additional urea could be marketed as liquid urea or upgraded into UAN, both of which sell at a premium to ammonia per nutrient ton. As a part of this project, we have commenced the installation of mixing, storage and load-out equipment that would enable us to produce and sell DEF from the urea produced at our facility. DEF is a urea-based chemical reactant that is intended to reduce nitrogen oxide emissions in the exhaust systems of certain diesel engines of trucks and off-road farm and construction equipment. As an industrial product, DEF would diversify our product mix and our potential customer base. We believe that there is an expanding market for DEF, with the potential for long-term off-take contracts on favorable terms. We intend to arrange for a third party to sell and distribute our DEF products to customers. We expect the urea expansion and DEF build-out project to cost approximately $6 million to complete. We believe the expansion project could be completed by the end of 2012. As described in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to fund this expansion project.

•

Ammonia Capacity Expansion. We have commenced construction of a project that is designed to increase ammonia production at our facility by approximately 70,000 tons annually, for sale or upgrade to additional products. We have completed a feasibility study, contracted with an engineering firm to perform FEED, obtained the construction permit and commenced construction of certain long lead-time items in order to put the project on a schedule that fits with planned downtime for our 2013 turnaround. We expect FEED to be completed by early 2012, and it will result in more precise cost estimates, based on equipment purchase quotes, than those from the initial feasibility study. Based on the engineering work completed to date, our preliminary estimate is that this project could be completed in 24 to 30 months without adding significant downtime to that already planned for the 2011 and 2013 turnarounds, and we expect that this project could cost approximately $100 million to complete. As we complete engineering and more detailed cost estimates, which could vary substantially from current cost estimates, we will continue to evaluate the ammonia market to determine whether the expected returns on this project remain favorable. We will require additional debt and/or equity financing to complete this project. We currently intend to finance substantially all of the cost of this project with debt financing that we will seek to obtain after the closing of this offering. However, there is no guarantee that we will be able to obtain debt financing on acceptable terms or at all.

•

Selectively Pursue Acquisitions. The nitrogen fertilizer industry has undergone significant consolidation over the last decade as a result of mergers and acquisitions and capacity curtailments. The top five domestic nitrogen producers have increased their share of ammonia capacity in North America from 56% in 1999 to 84% in 2010. As a result, we are one of a few remaining independent operators of a nitrogen fertilizer facility that is located in the Mid Corn Belt. We expect industry consolidation to continue and intend to pursue value-enhancing acquisition opportunities as they arise. We believe that there are nitrogen fertilizer facilities in the United States that could be attractive acquisition targets for us, but whose operations are too small to attract attention from many of our larger competitors. At this time, we do not have any specific acquisition plans. However, if we pursue any of these acquisitions, we likely would need to obtain financing to consummate the transactions. Acquisitions involve numerous risks and uncertainties, including the potential unavailability of financing and difficulties in completing any transaction on sufficiently favorable terms. As a result, there can be no assurance that we will be able to complete any acquisitions on a timely basis or at all.

•

Continue to Optimize Product Mix. We believe that our facility has greater production flexibility than single train nitrogen fertilizer facilities currently operating in North America. As a result of the multi-train design of our facility, we can reduce production, if needed, by our ammonia and urea plants to as low as 66% of capacity and our nitric acid plants to as low as 33% of capacity while maintaining the efficiency of our facility, thereby avoiding more costly total plant shutdowns. Facilities with a single train are not designed to gradually reduce capacity in this manner. This design feature of our facility allows us to determine the product mix and direct our upgrade streams based on market conditions, to enhance total return on the sale of our products. This flexibility allows for production of varying amounts of nitric acid, UAN, liquid urea and granular urea each season in response to expected market demand and pricing. We believe we have also captured attractive pricing for our CO2 in the past by selling it into the food and beverage market, which generally carries a higher price point for CO2 than other markets for CO2.

•

Continue High Level of Asset Maintenance and Utilization Rates. We maintain and protect our high-value operating equipment at our facility through a multi-faceted maintenance program and reliability process executed by a skilled, experienced and well-trained workforce. Members of our maintenance and operations departments have been employed with our facility for an average of approximately 20 years, with a 23-year average duration for members of the maintenance department and an 18-year average duration for members of our operations department. Training for our workforce consists of both web-based conceptual subject modules and hands-on benchmark achievement with testing imbedded throughout. We believe that our diligent adherence to proactive maintenance programs and the experience of our workforce minimizes unplanned shutdowns and increases our equipment’s longevity and production rates. We also regularly make investments in our facility and our equipment to improve our efficiency and reliability. As a result, during each of the three years ended September 30, 2010, our on-stream rates were higher than our average on-stream rates over our previous 10-year period. We are currently in the process of replacing our steam methane reformer tubes, which have been operational for over 30 years. We believe that these tubes have been operational for significantly longer than the duration typically experienced in our industry, and we believe that our operational strategy, which includes regular inspections and maintenance, was largely responsible for extending the useful lives of these tubes. We expect that our current replacement project will help us maintain our high level of on-stream rates, productivity and reliability.

•

Continue Proactive Approach to Environmental Issues. We actively monitor the constantly evolving environmental regulatory landscape and focus on proactively adapting our business to comply with anticipated or potential changes. For example, we have taken preemptive measures to reduce certain emissions from our facility because it is difficult to predict what types of governmental environmental regulations will apply to emissions from our facility in the future. For example, we voluntarily installed what we believe is the first tertiary nitrous oxide catalytic converter in the United States on one of our nitric acid plants that is designed to reduce the emissions of N2O from that plant by 90%. This converter is designed to convert approximately 90% of the N2O generated in the production of nitric acid into nitrogen and oxygen. Assuming this conversion rate and the amount of nitric acid produced at the relevant nitric acid plant in 2010, we expect the converter to reduce N2O emissions at our facility by over 550 tons per year and, as a result, generate associated emission reduction credits. If we do not need the credits, after completing a verification process, we anticipate being able to list the credits on an active registry, such as the Climate Registry maintained by the Climate Action Reserve, and sell the credits for a profit. In addition, we are also in the process of installing an SCR converter on one of our nitric acid plants as part of a negotiated agreement with EPA to resolve alleged violations of the Clean Air Act relating to this plant. The post-installation nitrogen oxide emissions limit represents an 80% decrease from the pre-installation nitrogen oxide emissions limit. Assuming an 80% reduction in nitrogen oxide emissions and the amount of nitric acid produced at the relevant nitric acid plant in 2010, the SCR converter would reduce nitrogen oxide emissions by approximately 88 tons per year.

•

Continue Focus on Safety. We intend to continue our focus on safety and training in order to minimize accidents and injuries to our employees, which also helps to increase our facility’s reliability, and maintain our facility’s high on-stream rates for ammonia and UAN production. For each calendar year from 2005 through 2010, we received an award from the Canadian National Railway Corporation for our safe and responsible handling of dangerous goods. There have been only three OSHA recordable injuries at our facility from the beginning of our fiscal year 2011 through the date of this prospectus.

Our Facility

Our facility is located on approximately 210 acres in the northwest corner of Illinois on a 140-foot bluff above Mile Marker 573 on the Upper Mississippi River. Our facility produces ammonia, UAN, liquid and granular urea, nitric acid and food-grade CO2 using natural gas as our primary feedstock. Our facility operates continuously, except for planned shutdowns for maintenance and efficiency improvements and unplanned shutdowns, which are infrequent. Our facility can optimize its product mix according to changes in demand and pricing for its various products. Some of these products, such as UAN, are final products sold to customers, and others, including ammonia, are both final products and feedstocks for other final products, such as nitric acid, liquid urea, granular urea and CO2.

The following table sets forth our facility’s current rated production capacity for the listed products in tons per day and tons per year, and our product storage capacity:

Product	Production Capacity		Product Storage Capacity
	Tons /Day	Tons /Year
Ammonia	830	302,950	40,000 tons (2 tanks); 15,000 tons(1)
UAN	1,100	401,500	80,000 tons (2 tanks)
Urea (liquid / granular)	400 /140	146,000 / 51,100	12,000 granular ton warehouse
Nitric acid	380	138,700	Limited capacity is not a factor
CO2(2)	650	237,250	1,900 tons

(1)	Represents 15,000 tons of space at Agrium’s terminal in Niota, Illinois where we have the right to store ammonia pursuant to our distribution agreement with Agrium. Our right to store ammonia at this terminal expires on June 30, 2016, but automatically renews for successive one year periods, unless we deliver a termination notice to Agrium with respect to such storage rights at least three months prior to an automatic renewal. Notwithstanding the foregoing, our right to use the storage space immediately terminates if the distribution agreement terminates in accordance with its terms. See “—Marketing and Distribution.”
(2)

We would expect to reduce our facility’s CO2 production capacity to 350 tons per day and 127,750 tons per year by May 2012 if we complete our ammonia capacity expansion project. See “Our Business Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion.”

The following table sets forth the amount of products produced by, and shipped from, our facility for the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010, 2009 and 2008:

	Nine Months Ended June 30,		Fiscal Year Ended September 30,
	2011	2010	2010	2009	2008
	(in thousands of tons)		(in thousands of tons)
Products Produced
Ammonia	218	194	267	267	299
UAN	245	207	287	274	311
Urea (liquid / granular)	125	106	145	162	179
Nitric acid	99	80	111	104	119
CO2	86	70	107	95	109
Products Shipped
Ammonia	106	118	153	126	173
UAN	238	195	294	267	313
Urea (liquid / granular)	26	25	32	36	34
Nitric acid	11	7	11	9	14
CO2	87	71	107	95	109

Products

Our product sales are heavily weighted toward sales of ammonia and UAN, which together made up 80% or more of our total revenues for each of the nine months ended June 30, 2011 and 2010 and the three fiscal years ended September 30, 2010, 2009 and 2008. A majority of our products are sold through our distribution agreement with Agrium as described below under “—Marketing and Distribution,” with the exception of CO2, which we sell directly customers in the food and beverage market at negotiated contract prices. Although ammonia and UAN may be used interchangeably in some cases, each has its own characteristics, and customer product preferences vary according to the crop planted, soil and weather conditions, regional farming practices, relative prices and the cost and availability of appropriate storage, transportation, handling and application equipment, each of which vary among these two products. During each of the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010 and 2009, we sold more than 90% of our nitrogen products to customers for agricultural uses, with the remaining portion being sold to customers for industrial uses.

Ammonia. We produce ammonia, the simplest form of nitrogen fertilizer and the feedstock for the production of other nitrogen fertilizers. Our ammonia processing unit has a current rated capacity of 830 tons per day. Our ammonia product storage consists of two 20,000 ton tanks at our facility and 15,000 tons of leased storage in Niota, Illinois. Ammonia is used in the production of all other products produced by our facility, except CO2.

UAN. UAN is a liquid fertilizer that has a slight ammonia odor, and, unlike ammonia, it does not need to be refrigerated or pressurized when transported or stored. Our facility has two UAN storage tanks with a combined capacity of 80,000 tons.

Urea. Our urea solution is sold in its liquid state, processed into granular urea through our urea granulation plant to create dry granular urea (46% nitrogen concentration) or upgraded into UAN. We assess market demand for each of these three end products and allocate our produced urea solution as appropriate. We sell liquid urea primarily to industrial customers in the power, ethanol and diesel emissions markets. Although we believe there is high demand for our granular urea in agricultural markets, we sell granular urea primarily to customers in specialty urea markets where the spherical and consistent size of the granules resulting from our “curtain granulation” technology generally command a premium price. Our facility has a 12,000 ton capacity bulk warehouse that may be used for dry bulk granular urea storage.

Nitric Acid. We produce nitric acid through two separate nitric acid plants at our facility. Nitric acid is either sold to third parties or used within our facility for the production of ammonium nitrate solution, as an intermediate from which UAN is produced. We believe that our facility currently has sufficient storage capacity available for efficient product loading.

Carbon Dioxide. CO2 is a gaseous product that is co-manufactured with ammonia, with approximately 1.1 tons of CO2 produced per ton of ammonia produced. Our facility utilizes CO2 in its urea production and has developed a market for CO2 through conversion to a purified food grade liquid CO2. Our facility has storage capacity for approximately 1,900 tons of CO2. We have multiple CO2 sales agreements that allow for regular shipment of CO2 throughout the year, and our current storage capacity is sufficient to support our CO2 delivery commitments.

Marketing and Distribution

In 2006, we entered into a distribution agreement with Agrium under which a majority of our products, including ammonia and UAN, are sold. Pursuant to the distribution agreement, Agrium is obligated to use its commercially reasonable efforts to promote the sale of, and to solicit and secure orders from its customers for, nitrogen fertilizer products comprising ammonia, liquid and granular urea, UAN, nitric acid and other nitrogen-

based products manufactured at our facility. Under the distribution agreement, Agrium bears the credit risk on products sold through Agrium pursuant to the agreement. The distribution agreement has a term that ends in April 2016, but automatically renews for subsequent one-year periods (unless either party delivers a termination notice to the other party at least three months prior to an automatic renewal).

During each of the nine months ended June 30, 2011 and 2010 and the three fiscal years ended September 30, 2010, 2009 and 2008, we sold 80% or more of the nitrogen fertilizer products produced at our facility through Agrium pursuant to the distribution agreement, and sold the remaining amounts directly to customers. Our management pre-approves price, quantity and other terms for each sale through Agrium, and we pay Agrium only a commission for its services. Our rights under the distribution agreement include the right to store specified amounts of our ammonia for a monthly fee at Agrium’s ammonia terminal in Niota, Illinois, which serves as another location where our ammonia is sold. Our right to store ammonia at Agrium’s terminal expires on June 30, 2016, but automatically renews for successive one year periods, unless we deliver a termination notice to Agrium with respect to such storage rights at least three months prior to an automatic renewal. Notwithstanding the foregoing, our right to use the storage space immediately terminates if the distribution agreement terminates in accordance with its terms. Outside of the distribution agreement, we also sell our CO2 directly to customers on a contract-by-contract basis.

Under the distribution agreement, we pay commissions to Agrium not to exceed $5 million during each contract year on applicable gross sales during the first 10 years of the agreement. The commission rate was 2% during the first year of the agreement and increased by 1% on each anniversary date of the agreement up to the current rate of 5%, which is the maximum allowable rate under the distribution agreement during the first 10 years of the agreement. For the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010, 2009 and 2008, the effective commission rate associated with sales under the distribution agreement was 4.2%, 4.4%, 4.2%, 2.3% and 3.5%, respectively.

Transportation

In most instances, our customers purchase our nitrogen products FOB at our facility, and then arrange and pay to transport them to their final destinations by truck according to customary practice in our market. Similarly, under the distribution agreement, neither we nor Agrium is responsible for transportation, and customers that purchase our products through Agrium purchase such products FOB at our facility. When products are purchased FOB at our facility, the customer is responsible for all costs for and bears all risks associated with the transportation of products from our facility.

In certain limited cases, we transport our products by barge or rail, and are responsible for the associated transportation costs. We own a barge dock on the Mississippi River, and we deliver some of our products to customers by barge. We also ship some of our products by barge to our leased storage facility in Niota, Illinois, another location from which our customers may pick up our products by truck. We also own a rail spur that connects to the Burlington Northern Santa Fe Railway, and the Canadian National Railway Company or its predecessors have provided rail service to our facility since 1966.

We believe that having the option to transport our nitrogen products by barge or rail provides us with the flexibility to sell our products to locations that cannot readily be reached by truck. However, transportation by truck generally is not subject to many of the risks and costs associated with transportation by barge or rail. Barge transportation from the Gulf Coast frequently is constrained by unpredictable conditions and limited equipment and storage infrastructure on the Mississippi River. Lock closures on the Upper Mississippi River can be caused by a variety of conditions, including inclement weather or surface conditions, and can unexpectedly delay barge transportation. In addition, in the United States, there are only four towing companies that transport ammonia by barge and only 32 active barges available for ammonia transport, which we believe is only sufficient to transport the current level of produced ammonia. Ammonia storage sites and terminals served by barge on the Mississippi River are controlled primarily by CF Industries, Koch and Agrium. Because ownership of storage sites and terminals is limited to these competitors, other competitors who rely on barge transportation could encounter storage limitations associated with the seasonal Mississippi River closure that occurs annually from mid-November to early March. Railroads also charge premium prices to ship certain TIH chemicals, including ammonia, due in part to additional liability insurance costs incurred by the railroads. We believe that railroads are taking other actions, such as requiring indemnification from their customers for liabilities relating to TIH chemicals, to shift the risks they face from shipping TIH chemicals to their customers, which may make transportation of ammonia by rail more costly or less feasible.

Customers

We are a pure-play nitrogen fertilizer producer that sells a majority of our nitrogen products to customers located in our core market. We sold over 90% of our nitrogen products to customers for agricultural uses during each of the nine months ended June 30, 2011 and 2010 and the fiscal years ended September 30, 2010 and 2009. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers.

In the aggregate, our top five ammonia customers represented approximately 48% and 49%, respectively, of our ammonia sales, and our top five UAN customers represented approximately 52% and 59%, respectively, of our UAN sales, for the nine months ended June 30, 2011 and 2010. In the aggregate, our top five ammonia customers represented approximately 52% and 49%, respectively, of our ammonia sales for the fiscal years ended September 30, 2010 and 2009, and our top five UAN customers represented approximately 60% of our UAN sales for each of these fiscal years. In addition, Twin State accounted for approximately 6% and 10%, respectively, of our total product sales for the nine months ended June 30, 2011 and 2010, and approximately 10% and 11%, respectively, of our total product sales for the fiscal years ended September 30, 2010 and 2009. Growmark accounted for approximately 6% and 8%, respectively, of our total product sales for the nine months ended June 30, 2011 and 2010, and approximately 8% and 11%, respectively, of our total product sales for the fiscal years ended September 30, 2010 and 2009. For each of the nine months ended June 30, 2011 and 2010, approximately 2%, of our total product sales were to Agrium as a direct customer (rather than a distributor), and approximately 15% and 9%, respectively, of our total product sales during these periods were to CPS, a controlled affiliate of Agrium. For the fiscal years ended September 30, 2010 and 2009, approximately 7% and 0%, respectively, of our total product sales were to Agrium as a direct customer (rather than a distributor) and approximately 11% and 5%, respectively, of our total product sales were to CPS.

Seasonality and Volatility

The fertilizer business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated to allow for customer shipments during the spring and fall fertilizer application seasons, which requires significant storage capacity. The accumulation of inventory to be available for seasonal sales requires us to maintain significant working capital. This seasonality generally results in higher fertilizer prices during peak periods, with prices normally reaching their highest point in the spring, decreasing in the summer, and increasing again in the fall. Fertilizer products are sold both on the spot market for immediate delivery and under product prepayment contracts for future delivery at fixed prices. The terms of the product prepayment contracts, including the percentage of the purchase price paid as a down payment, can vary from season to season. Variations in the proportion of product sold through forward sales and variations in the terms of the product prepayment contracts can increase the seasonal volatility of our cash flows and cause changes in the patterns of seasonal volatility from year-to-year. The cash from product prepayments contracts is included in our operating cash flow in the quarter in which the cash is received, while revenue related to product prepayments contracts is recognized when products are picked-up or delivered and the customer takes title. As a result, the cash received from product prepayments contracts increases our operating cash flow in the quarter in which the cash is received, but may effectively reduce our operating cash flow in a subsequent quarter if the cash was received in a quarter prior to the one in which the revenue is recorded. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk.”

Another seasonal factor affecting our industry is the effect of weather-related conditions on ability to transport products by barge on the Upper Mississippi River. During portions of the winter, the Upper Mississippi River cannot be used for transport due to lock closures, which could preclude the transportation of nitrogen products by barge during this period and may increase transportation costs. However, only approximately 8.4% and 12.4% of the ammonia and UAN, respectively, that we sold during the three-year period ended June 30, 2011 was transported from our facility by barge.

The following table shows total tons of our products shipped for each quarter during the nine months ended June 30, 2011 and for each quarter during the last three fiscal years:

	Nine Months Ended June 30, 2011	Fiscal Years Ended September 30,
		2010	2009	2008
	(in thousands of tons)
Ammonia
Quarter ended December 31	44	45	44	63
Quarter ended March 31	20	22	5	15
Quarter ended June 30	43	51	67	55
Quarter ended September 30		35	10	39
UAN
Quarter ended December 31	79	57	42	65
Quarter ended March 31	30	25	28	53
Quarter ended June 30	129	112	93	74
Quarter ended September 30		100	104	121
Other Nitrogen Products
Quarter ended December 31	10	7	11	11
Quarter ended March 31	12	14	11	13
Quarter ended June 30	15	12	15	14
Quarter ended September 30		10	8	11
CO2
Quarter ended December 31	34	15	18	33
Quarter ended March 31	27	24	22	22
Quarter ended June 30	26	32	28	26
Quarter ended September 30		36	27	28

Total Tons Shipped	469	597	533	643

We typically ship the highest volume of tons during the spring planting season, which occurs during the quarter ending June 30, and the next highest volume of tons after the fall harvest during the quarter ending December 31. However, as reflected in the table above, the seasonal patterns may change substantially from year-to-year due to various circumstances, including timing of or changes in the weather. These seasonal increases and decreases in demand also can cause fluctuations in sales prices. In more mild winter seasons with warmer weather, early planting may shift significant ammonia sales into the quarter ending March 31.

Raw Materials

The principal raw material used to produce nitrogen fertilizer products is natural gas. We historically have purchased natural gas in the spot market, through the use of forward purchase contracts, or a combination of both. We use forward purchase contracts to lock in pricing for a portion of our facility’s natural gas requirements. These forward purchase contracts are generally either fixed-price or index-priced, short term in nature and for a fixed supply quantity. Our policy is to purchase natural gas under fixed-price forward contracts to produce the products that have been sold under product prepayment contracts for later delivery, effectively fixing a substantial portion of the gross margin on pre-sold product. We are able to purchase natural gas at competitive prices due to our connection to the Northern Natural Gas interstate pipeline system which is within one mile of our facility. The pipeline is connected to Nicor Inc.’s distribution system at the Chicago Citygate receipt point from which natural gas is transported to our facility. Though we do not purchase natural gas for the purpose of resale, we occasionally sell natural gas when contracted quantities received exceed production requirements and storage capacities. The location of our receipt point has allowed us to obtain relatively favorable natural gas prices for our excess natural gas on the Chicago Citygate index created by the stable residential demand for the commodity in the city of Chicago, Illinois. During the 18 months ended June 30, 2011, the average price of natural gas on this index exceeded that of the Inside FERC Northern Natural Gas Ventura and Demarcation Indices, which are used to determine the prices for the natural gas we purchase. During the nine months ended June 30, 2011 and 2010, natural gas purchased and used in production was approximately 8.2 billion cubic feet and 7.2 billion cubic feet, respectively. During the fiscal years ended September 30, 2010, 2009 and 2008, natural gas purchased and used in production was approximately 9.5 billion cubic feet, 9.6 billion cubic feet and 10.7 billion cubic feet, respectively.

Changes in the levels of natural gas prices and market prices of nitrogen-based products can materially affect our financial position and results of operations. Natural gas prices in the United States have experienced significant fluctuations over the last few years, increasing substantially in 2008 and subsequently declining to lower levels in 2009, 2010, and the first six months of 2011. The price changes have been driven by several factors, including changes in the demand for natural gas from industrial users, which is affected, in part, by the general conditions of the United States economy, and other factors. Several recent discoveries of large natural gas deposits in North America, combined with advances in technology for natural gas production also have caused large increases in the estimates of available natural gas reserves and production in the United States, contributing to significant reductions in the market price of natural gas. One major factor in the recent decrease in natural gas prices has been the use of technologies, including hydraulic fracturing and horizontal drilling, that have substantially increased the amount of natural gas produced in the United States. Hydraulic fracturing is the process of fracturing the underground formation with water, sand and chemicals under high pressure to recover natural gas from coalbeds and shale gas formations that otherwise may have been inaccessible. Horizontal drilling involves drilling a well from the surface to a subsurface location and then proceeding horizontally, which typically exposes significantly more reservoir rock to the well bore and thus results in greater potential natural gas recovery than traditional vertical drilling. Seasonal fluctuations in natural gas prices exist within each year resulting from various supply and demand factors, including, but not limited to, the severity of winter weather and its effect on consumer and industrial demand for heating, the severity of summer weather and its effect on industrial demand by utilities for electrical generation, and hurricane activity in the Gulf of Mexico.

Competition

We compete with a number of domestic and foreign producers of nitrogen fertilizer products, many of which are larger than we are and have significantly greater financial and other resources than we do. For example, according to Bloomberg L.P., as of October 13, 2011, CVR Partners, LP and Terra Nitrogen Company, L.P. had a public float of $511 million and $720 million, respectively. Upon the closing of this offering, we expect our public float to be $300 million (or $345 million if the underwriters exercise their option to purchase additional common units in full). Our facility can produce up to 830 tons of ammonia per day. According to their public filings, as of June 30, 2011, CVR Partners, LP. had the capacity to produce up to 1,225 tons of ammonia per day and Terra Nitrogen Company, L.P. had the capacity to produce up to 1.1 million tons of ammonia per year. See “Risk Factors—Risks Related to Our Business—We face intense competition from other nitrogen fertilizer producers.”

We believe that customers for nitrogen fertilizer products make purchasing decisions principally on the delivered price and availability of the product at the critical application times. Our facility’s proximity to our customers provides us with a competitive advantage over producers located further away from our customers. The nitrogen fertilizer facilities closest to our facility are located in Fort Dodge, Iowa, Creston, Iowa and Port Neal, Iowa, approximately 190 miles, 275 miles and 300 miles, respectively, from our facility, and in Lima, Ohio, located approximately 350 miles to the east of our facility. Our physical location in the center of the Mid

Corn Belt provides us with a strategic placement and transportation cost advantage, compared to other producers who must ship their products over greater distances to our market area. The combination of our proximity to our customers and our storage capacity at our facility also allows our customers to better time the pick-up and application of our products, as deliveries from more distant locations have a greater risk of missing the short periods of favorable weather conditions during which the application of nitrogen fertilizer and planting may occur.

We plan to continue to operate our facility with natural gas as our primary feedstock. Competitors may have access to cheaper natural gas or other feedstocks that could provide them with a cost advantage. Depending on its magnitude, the amount of this cost advantage could offset the savings we may experience on transportation and storage costs as a result of our location. According to their public filings, Terra Nitrogen Company, L.P. uses natural gas as its primary feedstock and CVR Partners, LP uses petroleum coke as its primary feedstock. For the 12 months ended June 30, 2011, six months ended June 30, 2011 and the fiscal year ended September 30, 2010, our average prices for natural gas were $4.73 per MMBtu, $4.72 per MMBtu and $4.69 per MMBtu, respectively. As reported in its public filings, for the six months ended June 30, 2011, Terra Nitrogen Company, L.P.’s average cost of natural gas was approximately $4.24 per MMBtu. According to its public filings, CVR Partners, LP estimates that, as of December 31, 2010, based on various assumptions, the MMBtu equivalent cost of using petroleum coke as its primary feedstock was approximately $4.00 per MMBtu.

Environmental Matters

Our business is subject to extensive and frequently changing federal, state and local, environmental, health and safety regulations governing the emission and release of hazardous substances into the environment, the treatment and discharge of waste water and the storage, handling, use and transportation of our nitrogen fertilizer products. These laws include the Clean Air Act, or the CAA, the federal Water Pollution Control Act, or the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Toxic Substances Control Act, and various other federal, state and local laws and regulations. These laws, their underlying regulatory requirements and the enforcement thereof impact us by imposing:

•	restrictions on operations or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities (if any) and off-site waste disposal locations; and

•	specifications for the products we market, primarily ammonia and UAN.

Our operations require numerous permits and authorizations. Failure to comply with these permits or environmental laws generally could result in substantial fines, penalties or other sanctions, court orders to install pollution-control equipment, permit revocations and facility shutdowns. In addition, environmental, health and safety laws may impose joint and several liability, without regard to fault, for cleanup costs on potentially responsible parties who have released or disposed of hazardous substances into the environment. We may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue. Private parties, including the owners of properties adjacent to other facilities where our wastes are taken for disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations. During the nine months ended June 30, 2011 and the fiscal year ended September 30, 2010, we made $4.7 million and $1.3 million, respectively, of environmental, health and safety-related capital expenditures.

The laws and regulations to which we are subject are complex, change frequently and have tended to become more stringent over time. The ultimate impact on our business of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws, such as the CAA, have not yet been finalized, are under governmental or judicial review or are being revised. These laws and regulations could result in increased capital, operating and compliance costs.

Our facility has experienced some level of regulatory scrutiny in the past, and we may be subject to further regulatory inspections, future requests for investigation or assertions of liability relating to environmental issues. In the future, we could incur material liabilities or costs related to environmental matters, and these environmental liabilities or costs (including fines or other sanctions) could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

The principal environmental regulations and risks associated with our business are outlined below. We believe that we are in material compliance with all of these environmental regulations.

The Federal Clean Air Act. The CAA and its implementing regulations, as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air, affect us through the CAA’s permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the CAA, or any future promulgations of standards, may require the installation of controls or changes to our facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the CAA and its implementing regulations could result in fines, penalties or other sanctions.

The regulation of air emissions under the CAA requires that we obtain various construction and operating permits, including a Title V air permit issued by the Illinois Environmental Protection Agency, or IEPA, and incur capital expenditures for the installation of certain air pollution control devices at our operations. Various regulations specific to our operations have been implemented, such as National Emission Standard for Hazardous Air Pollutants, New Source Performance Standards and New Source Review. We have incurred, and expect to continue to incur, substantial capital expenditures to maintain compliance with these and other air emission regulations that have been promulgated or may be promulgated or revised in the future, including in connection with the following projects that are designed to comply with our emission limits and requirements of our Title V CAA permit:

•

Clark Lean Burn Project. We are in the process of retrofitting three of our 5,500 horsepower Clark compressor engines, which compress the synthesis gas at our facility, with improved combustion control systems and combustion chambers designed to reduce the generation of nitrogen oxides and other pollutants at the source. We expect to complete this project in October 2011.

•

Nitric Acid Plant Selective Catalytic Reduction Converter Project. We are in the process of installing an SCR converter on one of our nitric acid plants as part of a negotiated agreement with EPA to resolve alleged violations of the Clean Air Act relating to this plant. The post-installation nitrogen oxide emissions limit represents an 80% decrease from the pre-installation nitrogen oxide emissions limit. Assuming an 80% reduction in nitrogen oxide emissions and the amount of nitric acid produced at the relevant nitric acid plant in 2010, the SCR converter would reduce nitrogen oxide emissions by approximately 88 tons per year. We expect to complete this project in October 2011.

•

N2O Catalytic Converter Project. We have installed the first tertiary N2O catalytic converter in the United States on one of our nitric acid plants. This converter is designed to convert approximately 90% of the N2O generated in our production of nitric acid into nitrogen and oxygen at that one plant. Assuming this conversion rate and the amount of nitric acid produced at the relevant nitric acid plant in 2010, we expect the converter to reduce N2O emissions at our facility by over 550 tons per year. This converter also will monitor and record its effect on reducing N2O emissions and we expect to be awarded corresponding emission reduction credits for any such reduction. If we do not need the credits, we believe that we could list the credits on an active registry, such as the Climate Registry maintained by the Climate Action Reserve, and sell the credits for a profit.

Release Reporting. The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws, including the Emergency Planning and Community Right-to-Know Act. We occasionally experience minor releases of hazardous or extremely hazardous substances from our equipment. We report such releases to the federal Environmental Protection Agency, or the EPA, the IEPA and other relevant state and local agencies as required by applicable laws and regulations. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Clean Water Act. The Clean Water Act and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The Clean Water Act and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

GHG Emissions. Currently, various legislative and regulatory measures to address GHG emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress has previously considered legislation requiring a mandatory reduction of GHG emissions. Although Congressional passage of such legislation does not appear likely at this time, it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing GHG emissions, the EPA is moving ahead administratively under its CAA authority. In October 2009, the EPA finalized a rule requiring certain large emitters of GHGs to inventory and report their GHG emissions to the EPA. In accordance with the rule, we monitor our GHG emissions from our facility and will report the emissions to the EPA annually beginning in September 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that GHG emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate GHG emissions as air pollutants under the CAA. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new GHG emissions thresholds that determine when stationary sources, such as our facility, must obtain permits under the PSD and Title V programs of the CAA. The permitting requirements of the PSD program apply only to newly constructed or modified major sources. Obtaining a PSD permit requires a source to install BACT for those regulated pollutants that are emitted in certain quantities. Phase I of the Greenhouse Gas Tailoring Rule, which became effective on January 2, 2011, requires projects already triggering PSD permitting that are also increasing GHG emissions by more than 75,000 tons per year to comply with BACT rules for their GHG emissions. Phase II of the Greenhouse Gas Tailoring Rule, which became effective on July 1, 2011, requires preconstruction permits using BACT for new projects that emit 100,000 tons of GHG emissions per year or existing facilities that make major modifications increasing GHG emissions by more than 75,000 tons per year. The ongoing ammonia capacity expansion project at our facility described in “Business—Our Business

Strategies—Pursue Organic Growth Opportunities—Ammonia Capacity Expansion” did not trigger the need to install BACT because actual construction was commenced prior to July 1, 2011 and is not considered a major modification with respect to criteria pollutants. However, a future major modification to our facility may require us to install BACT and potentially require us to obtain other CAA permits for our greenhouse gas emissions at our facility. The EPA’s endangerment finding, the Greenhouse Gas Tailoring Rule and certain other GHG emission rules have been challenged and will likely be subject to extensive litigation. In addition, a number of Congressional bills to overturn the endangerment finding and bar the EPA from regulating GHG emissions, or at least to defer such action by the EPA under the CAA, have been proposed, although President Obama has announced his intention to veto any such bills if passed.

In addition to federal regulations, a number of states have adopted regional GHG initiatives to reduce CO2 and other GHG emissions. In 2007, a group of Midwest states formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control GHG emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Illinois are uncertain at this time.

The implementation of additional EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our nitrogen fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental Remediation. Under CERCLA and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons can include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, retroactive and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. As is the case with all companies engaged in similar industries, depending on the underlying facts and circumstances we face potential exposure from future claims and lawsuits involving environmental matters, including soil and water contamination, personal injury or property damage allegedly caused by hazardous substances that we manufactured, handled, used, stored, transported, spilled, disposed of or released. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Environmental Insurance. We have a premises pollution liability insurance policy with an aggregate limit of $25.0 million per pollution condition, subject to a self-insured retention of $250,000. The insurance policy was renewed for a three-year term in September 2011 and will expire on October 1, 2014. Our policy covers claims, remediation costs and associated legal defense expenses for pollution conditions at or migrating from our facility and the transportation risks associated with moving waste from our facility to any location for unloading or depositing waste, but does not cover business interruptions. Our policy contains terms, exclusions, conditions and limitations that could apply to a particular pollution condition claim, and we cannot guarantee that a claim will be adequately insured for all potential damages.

Safety, Health and Security Matters

We are subject to a number of federal and state laws and regulations related to safety, including the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes, the purpose of which are to protect the health and safety of workers. We also are subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process that involves a chemical at or above the specified thresholds or any process that involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. We have an internal safety, health and security program designed to monitor and enforce compliance with worker safety requirements, and we routinely review and consider improvements in our programs. We also are subject to EPA Chemical Accident Prevention Provisions, known as the Risk Management Plan requirements, which are designed to prevent the accidental release of toxic, reactive, flammable or explosive materials, and the United States Coast Guard’s Maritime Security Standards for Facilities, which are designed to regulate the security of high-risk maritime facilities. We believe that we are in material compliance with all applicable laws and regulations related to worker health and safety. Notwithstanding these preventative measures, we cannot guarantee that serious accidents will not occur in the future.

Employees

As of June 30, 2011, we had 62 non-unionized and salaried employees and 83 unionized employees. We have a collective bargaining agreement, which was renewed for a six year term in October 2006. We have not experienced a work stoppage at our facility since 1991.

Properties

We operate our facility on an approximately 210 acre site in East Dubuque, Illinois adjacent to the Mississippi River. We own the land, buildings, several special purpose structures, equipment, storage tanks and specialized truck, rail and river barge loading facilities, and hold easements for the roadways, wells, the rail track and the barge dock. We also have the right to store 15,000 tons of ammonia at Agrium’s terminal in Niota, Illinois. See “—Marketing and Distribution.”

Legal Proceedings

We are party to litigation from time to time in the normal course of business. We maintain insurance to cover certain actions and believe that resolution of its current litigation will not have a material adverse effect on us.

In October 2009, the EPA Region 5 issued a Notice and Finding of Violation pursuant to the CAA related to the number 1 nitric acid plant at our facility. The notice alleges violations of the CAA’s New Source Performance Standard for nitric acid plants, PSD requirements and Title V Permit Program requirements. The notice appears to be part of the EPA’s Clean Air Act National Enforcement Priority for New Source Review/Prevention of Significant Deterioration related to acid plants, which seeks to reduce emissions from acid plants through proceedings that result in the installation of new pollution control technology. We have negotiated an agreement in principle with the EPA for the terms of a consent decree to resolve the alleged violations. Although the consent decree is not final, we do not believe that the resolution of this matter with the EPA will have a material adverse effect on us.

MANAGEMENT

Management of Rentech Nitrogen Partners, L.P.

Our general partner, Rentech Nitrogen GP, LLC, manages our operations and activities subject to the terms and conditions specified in our partnership agreement. Our general partner is owned by RNHI, an indirect wholly owned subsidiary of Rentech. The operations of our general partner in its capacity as general partner are managed by its board of directors. Actions by our general partner that are made in its individual capacity or in its sole discretion will be made by RNHI as the sole member of our general partner and not by the board of directors of our general partner. Our general partner is not elected by our unitholders. The officers of our general partner will manage the day-to-day affairs of our business.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and it is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under Delaware law or any other law. Examples include the exercise of its call right or its registration rights, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the Partnership. Actions by our general partner that are made in its individual capacity or in its sole discretion will be made by RNHI, the sole member of our general partner, not by its board of directors.

Limited partners will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our partnership agreement contains various provisions which replace default fiduciary duties with contractual governance standards. See “The Partnership Agreement.” Our general partner will be liable, as a general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it. We expect that our new revolving credit facility will be non-recourse to our general partner.

As a publicly traded limited partnership, we qualify for, and are relying on, certain exemptions from the New York Stock Exchange’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors; and

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors and our general partner’s board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

The board of directors of our general partner currently consists of five directors. As of the closing of this offering, the sole member of our general partner intends to increase the size of the board of directors of our general partner to six directors and appoint Keith B. Forman as the sixth director. In accordance with the rules of the New York Stock Exchange, the board of directors of our general partner intends to have at least one independent director prior to the listing of our common units on the New York Stock Exchange, at least two independent directors within three months of that listing and three independent directors within 12 months of that listing. As the third independent director is added, we expect that one of our non-independent directors will resign as a member of the board of directors of our general partner. As of the closing of this offering, we expect that the board of directors of our general partner will appoint Michael S. Burke and Mr. Forman as members of an audit committee, and that Mr. Burke will be the chairman of the audit committee. Upon his appointment to the committee, we expect that the board of directors of our general partner will determine that Mr. Forman is an independent director who meets the independence requirements established by the New York Stock Exchange and the Exchange Act. After two additional independent directors are added to the board of directors and audit committee of our general partner, we expect that Mr. Burke will resign as a member of the audit committee, but will remain a member of the board. The audit committee is expected to review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls.

The board of directors of our general partner will establish a conflicts committee consisting entirely of independent directors. Pursuant to our partnership agreement, the board may, but is not required to, seek the approval of the conflicts committee whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any public unitholder, on the other. The conflicts committee may then determine whether the resolution of the conflict of interest is in the best interests of the Partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standard established by the New York Stock Exchange and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by the general partner of any duties it may owe us or our unitholders.

Executive Officers and Directors

The following table sets forth the names, positions and ages (as of September 30, 2011) of the executive officers and directors of our general partner.

D. Hunt Ramsbottom, Jr., Dan J. Cohrs, John H. Diesch and Colin M. Morris are also officers of Rentech and are expected to provide their services to our general partner and us pursuant to the services agreement we intend to enter into among us, Rentech and our general partner. These officers will divide their working time between the management of Rentech and us.

Name	Age	Position With Our General Partner
D. Hunt Ramsbottom, Jr.	54	Chief Executive Officer and Director

Dan J. Cohrs	58	Chief Financial Officer

John H. Diesch	54	President and Director

John A. Ambrose	58	Chief Operating Officer

Wilfred R. Bahl, Jr.	60	Senior Vice President of Finance and Administration

Marc E. Wallis	51	Senior Vice President of Sales and Marketing

Colin M. Morris	39	Senior Vice President, General Counsel and Secretary

Halbert S. Washburn	51	Director

Michael F. Ray	58	Director

Michael S. Burke	48	Director

Keith B. Forman(1)	53	Director

(1)	The sole member of our general partner intends to appoint Mr. Forman as a member of the board of directors of our general partner effective as of the closing of this offering.

D. Hunt Ramsbottom, Jr. D. Hunt Ramsbottom, Jr. was appointed Chief Executive Officer and as a member of the board of directors of our general partner in July 2011. Since September 2005, Mr. Ramsbottom has served as President and a director of Rentech and, since December 2005, he has served as Chief Executive Officer of Rentech. Mr. Ramsbottom had been serving as a consultant to Rentech since August 2005 under the terms of a Management Consulting Agreement Rentech entered into with Management Resource Center, Inc.

Mr. Ramsbottom has over 25 years of experience building and managing growth companies. Prior to accepting his position at Rentech, Mr. Ramsbottom held various key management positions including: from 2004 to 2005, as Principal and Managing Director of Circle Funding Group, LLC, a buyout firm; from 1997 to 2004, as Chief Executive Officer and Chairman of M2 Automotive, Inc., an automotive repair venture; and from 1989 to 1997, as Chief Executive Officer of Thompson PBE, a supplier of paints and related supplies, which was acquired by FinishMaster, Inc. in 1997. On April 17, 2005, M2 Automotive, Inc. completed an assignment for the benefit of its creditors pursuant to a state law insolvency proceeding. The board of directors of our general partner has determined that Mr. Ramsbottom brings to the board knowledge of our business, a historical understanding of our operations gained through his service as President and Chief Executive Officer of Rentech and experience with companies as Chief Executive Officer and Principal and Managing Director, and therefore he should serve on the board of directors of our general partner.

Dan J. Cohrs. Dan J. Cohrs was appointed Chief Financial Officer of our general partner in July 2011. Since October 2008, Mr. Cohrs has served as Executive Vice President and Chief Financial Officer of Rentech. Mr. Cohrs was also Treasurer of Rentech from October 2008 until November 2009 and was re-appointed Treasurer in October 2010. Mr. Cohrs has more than 25 years of experience in corporate finance, strategy and planning, and mergers and acquisitions. From April 2008 through September 2008, Mr. Cohrs served as Chief Development and Financial Officer of Agency 3.0, LLC, a private digital advertising and consulting agency in Los Angeles, California and he was a Partner and a Board Member of Agency 3.0, LLC until September 2009. From August 2007 through September 2008, he served as Chief Development & Financial Officer of Skycrest Ventures, LLC, a private investment and consulting firm in Los Angeles that was related to Agency 3.0, LLC. From June 2006 to May 2007, Mr. Cohrs served as a consultant for finance and corporate development, as well as Interim Chief Financial Officer for several months during that period of time, for Amp’d Mobile, a private mobile media entertainment company in Los Angeles. From 2003 to 2007, Mr. Cohrs worked as an independent consultant and advised companies regarding financings, investor presentations and business plans. From November 2005 to March 2006, Mr. Cohrs served as a Visiting Senior Lecturer at Cornell University’s Johnson School of Management in the area of corporate governance. From May 1998 to June 2003, Mr. Cohrs served as Executive Vice President and Chief Financial Officer of Global Crossing Ltd. Prior to being employed at Global Crossing Ltd., Mr. Cohrs held senior positions in finance and strategy at Marriot Corporation, Northwest Airlines, Inc. and GTE Wireless, Inc., a predecessor of Verizon Communications, Inc.

On June 1, 2007, Amp’d Mobile, Inc. filed a petition for bankruptcy under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101, et seq., or the Bankruptcy Code, with the United States Bankruptcy Court for the District of Delaware. On January 28, 2002, Global Crossing Ltd., and certain of its direct and indirect subsidiaries, filed a petition for bankruptcy under chapter 11 of title 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. On April 11, 2005, the SEC, Global Crossing Ltd., Mr. Cohrs (at the relevant time, the Chief Financial Officer of Global Crossing Ltd.) and other members of Global Crossing Ltd.’s senior management reached a settlement related to an SEC investigation regarding alleged violations of the reporting provisions of Section 13(a) of the Securities Exchange Act of 1934 (and the regulations thereunder). The parties to the agreement (other than the SEC) agreed not to cause any violations of such reporting provisions in the future, and in connection with a parallel civil action, Mr. Cohrs agreed to pay a $100,000 civil penalty. In the SEC order, none of the allegations related to fraud, no party admitted liability and no other violations of securities laws were alleged. Also in connection with Global Crossing, Ltd., on July 16, 2004, Mr. Cohrs and the Secretary of the United States Department of Labor entered into a settlement agreement, the relevant restrictions of which expired on July 16, 2009, pursuant to which Mr. Cohrs agreed, among other things, that he would give notice to the Secretary, and if the Secretary objected, then he would not serve in a fiduciary capacity with respect to any plan covered by the Employee Retirement Income Security Act, or ERISA.

John H. Diesch. John H. Diesch was appointed President and a member of the board of directors of our general partner in July 2011. Since January 2008, Mr. Diesch has served as Senior Vice President of Operations of Rentech and is responsible for plant operations at our facility, Rentech’s Product Demonstration Unit in Commerce City, Colorado and the operation of future synthetic fuels plants, including Rentech’s proposed facility near Natchez,

Mississippi. From April 2006 to January 2008, Mr. Diesch served as President of REMC and Vice President of Operations for Rentech. From April 1999 to April 2006, Mr. Diesch served as Managing Director of Royster-Clark Nitrogen, Inc., and previously served as Vice President and General Manager of nitrogen production and distribution for IMC AgriBusiness Inc., an agricultural fertilizer manufacturer. In 1991, he joined Vigoro Industries Inc., a manufacturer and distributor of potash, nitrogen fertilizers and related products, as North Bend, Ohio Plant Manager after serving as Plant Manager, Production Manager and Process Engineer with Arcadian Corporation, a nitrogen manufacturer, Columbia Nitrogen Corp., a manufacturer of fertilizer products, and Monsanto Company, a multinational agricultural biotechnology corporation. Mr. Diesch is a former member of the board of directors of the Gasification Technologies Council and previously served as director of the Fertilizer Institute and with the Dubuque Area Chamber of Commerce, and was recently management Chairman of the Board for the Dubuque Area Labor Management Council. The board of directors of our general partner has determined that Mr. Diesch brings to the board knowledge of our business and our industry and valuable insight into the operation of our facility, and therefore he should serve on the board of directors of our general partner.

John A. Ambrose. John A. Ambrose was appointed Chief Operating Officer of our general partner in July 2011. Since December 2007, Mr. Ambrose has served as the President of REMC after joining REMC in April 2007 as Operations Director. Mr. Ambrose has 36 years of chemical manufacturing experience in specialty and commodity chemical manufacturing, including international responsibilities. From 2003 to 2007, he served as Plant Manager at Ferro Corporation, a global producer of technology-based performance materials for manufacturers. Mr. Ambrose began his career with PPG Industries, Inc., a global supplier of paints, coatings, optical products, specialty materials, chemicals, glass and fiber glass, where he advanced through several manufacturing positions over the course of 28 years, initially in chlor-alkali, then holding positions such as environmental compliance/remediation manager and manufacturing manager within the Optical Monomers business unit. As director of manufacturing from 1996 to 2003, he managed and expanded multiple worldwide plants for the company’s precipitated silica business unit. He serves on the board of directors of The Fertilizer Institute and the Chemistry Industry Council of Illinois.

Wilfred R. Bahl, Jr. Wilfred R. Bahl, Jr. was appointed Senior Vice President of Finance and Administration of our general partner in July 2011. Since April 2006, Mr. Bahl has served as the Vice President and Chief Financial Officer of REMC. He has 38 years of finance experience, with 31 of those years at our facility. From 1999 to 2006, Mr. Bahl was the Director of Finance and Energy for Royster-Clark Nitrogen, Inc. From 1998 to 1999, he served as Vice President of Business Development and, from 1995 to 1998, he served as the Vice President of Finance and Administration of IMC Nitrogen Co. From 1991 to 1995, he served as Vice President of Finance for Phoenix Chemical Co. In 1987, he served as Treasurer and was appointed to the board of directors of Phoenix Chemical Co and was appointed to the executive committee of the board of directors in 1989. From 1980 to 1987, Mr. Bahl served as the Administrative and Accounting Manager of N-Ren Corporation and later as its Controller. Prior to joining N-Ren Corporation, he held various accounting positions with Flexsteel Industries, Inc., a furniture manufacturer, and Eska Company, a manufacturer of snow blower and outboard motors.

Marc E. Wallis. Marc E. Wallis was appointed Senior Vice President of Sales and Marketing of our general partner in July 2011. Mr. Wallis has served as Vice President, Sales and Marketing of REMC since 2006 and has a long history working with our facility. From 2000 to 2006, he held the position of National Accounts Sales Manager of our company. From 1995 to 2000, Mr. Wallis held the positions of Director of Sales and Purchasing at IMC Agribusiness Inc., the prior owner of our facility. From 1987 to 1995, Mr. Wallis held the position of Director of Purchasing at the Vigoro Corporation, a manufacturer and distributor of potash, nitrogen fertilizers and related products.

Colin M. Morris. Colin M. Morris was appointed Senior Vice President, General Counsel and Secretary of our general partner and Rentech in October 2011. From July 2011 to October 2011, Mr. Morris served as the Vice President, General Counsel and Secretary of our general partner and from June 2006 to October 2011, Mr. Morris served as the Vice President, General Counsel and Secretary of Rentech. Mr. Morris practiced corporate and securities law at the Los Angeles office of Latham & Watkins LLP from June 2004 to May 2006.

From September 2000 to May 2004, Mr. Morris practiced corporate and securities law in the Silicon Valley office of Wilson, Sonsini, Goodrich and Rosati. Prior to that, Mr. Morris practiced corporate and securities law in the Silicon Valley office of Pillsbury Winthrop Shaw Pittman LLP.

Halbert S. Washburn. Halbert S. Washburn was appointed as a member of the board of directors of our general partner in July 2011. Since December 2005, Mr. Washburn has served as a member of the board of directors of Rentech, and since June 2011 has served as its Chairman. Mr. Washburn has over 25 years of experience in the energy industry. Since August 2006, Mr. Washburn has been the Chief Executive Officer of BreitBurn GP, LLC, the general partner of BreitBurn Energy Partners LP. Since August 2006, he was the Co-Chief Executive Officer and served on the board of directors of BreitBurn GP, LLC. He has served as the Co-President and a director of BreitBurn Energy Corporation since 1988. He also has served as a Co-Chief Executive Officer and a director for BreitBurn Energy Holdings, LLC and as Co-Chief Executive Officer and a director of BEH (GP), LLC. Mr. Washburn previously served as Chairman on the Executive Committee of the board of directors of the California Independent Petroleum Association. He also served as Chairman of the Stanford University Petroleum Investments Committee and as Secretary and Chairman of the Wildcat Committee. The board of directors of our general partner has determined that Mr. Washburn brings to the board knowledge of our business and extensive experience with master limited partnerships, including his service as an executive officer and director of several BreitBurn entities, and therefore he should serve on the board of directors of our general partner.

Michael F. Ray. Michael F. Ray was appointed as a member of the board of directors of our general partner in July 2011. Since May 2005, Mr. Ray has served as a member of the board of directors of Rentech. Mr. Ray founded and, since 2001, has served as President of ThioSolv, LLC. ThioSolv, LLC is in the business of developing and licensing technology to the refining and chemical sector. Also, since May 2005, Mr. Ray has served as General Partner of GBTX Leasing, LLC, a company that owns and leases rail cars for the movement of liquid chemicals and salts. Since 2008, Mr. Ray has served as a member of the board of directors and the Technology Committee, for Cyanco Corporation, a producer of sodium cyanide in the Western United States, and a subsidiary of Oaktree Capital Management which holds a controlling interest in the company. From 1995 to 2001, Mr. Ray served as Vice President of Business Development for the Catalyst and Chemicals Division of The Coastal Corporation, a company that principally gathered, processed, stored and distributed natural gas. Mr. Ray served as President (from 1990 to 1995), Vice President of Corporate Development and Administration (from 1986 to 1990) and Vice President of Carbon Dioxide Marketing (from 1985 to 1986) of Coastal Chem, Inc., a manufacturer of dry ice and solid carbon dioxide. Mr. Ray served as Regional Operations Manager (from 1981 to 1985) and Plant Manager (from 1980 to 1981) of Liquid Carbonic Corporation, a seller of carbon dioxide products. Mr. Ray previously served as a member of the board of directors of Coastal Chem, Inc., Cheyenne LEADS and Wyoming Heritage Society. Mr. Ray also served on the Nitrogen Fertilizer Industry Ad Hoc Committee, the University of Wyoming EPSCOR Steering Committee and Wyoming Governor’s committee for evaluating state employee compensation. The board of directors of our general partner has determined that Mr. Ray brings to the board valuable knowledge of and experience in the chemical and nitrogen fertilizer industries and directorial and governance experience as a director of Coastal Chem, Inc., and therefore he should serve on the board of directors of our general partner.

Michael S. Burke. Michael S. Burke was appointed as a member of the board of directors of our general partner in July 2011. Since March 2007, Mr. Burke has served as a member of the board of directors of Rentech. Mr. Burke is currently the Executive Vice President, Chief Financial Officer of AECOM Technology Corporation, a global provider of professional technical and management support services to government and commercial clients. Mr. Burke has also been appointed as the President of AECOM Technology Corporation, effective October 1, 2011. Mr. Burke joined AECOM as Senior Vice President, Corporate Strategy in October 2005. From 1990 to 2005, Mr. Burke was with the accounting firm, KPMG LLP where he served in various senior leadership positions, most recently as a Western Area Managing Partner from 2002 to 2005 and was a member of KPMG’s Board of Directors from 2000 through 2005. While on the board of directors of KPMG, Mr. Burke served as the Chairman of the Board Process and Governance Committee and a member of the Audit and Finance Committee. Mr. Burke also serves on various charitable and community boards. The board of directors of our general partner has determined that Mr. Burke brings to the board extensive accounting, financial and business experience, including experience with a public company, and therefore he should serve on the board of directors of our general partner.

Keith B. Forman. The sole member of our general partner intends to appoint Mr. Forman as a member of the board of directors effective as of the closing of this offering. Since April 2007, Mr. Forman has been a director of Capital Product Partners L.P., a publicly traded shipping limited partnership specializing in the seaborne transportation of oil, refined oil products and chemicals. Mr. Forman currently serves as the Chairman of its conflicts committee and is a member of its audit committee. From November 2007 until March 2010, Mr. Forman served as Partner and Chief Financial Officer of Crestwood Midstream Partners LP, a private investment partnership focused on making equity investments in the midstream energy market. The other partners of Crestwood Mainstream Partners LP included the Blackstone Group L.P., Kayne Anderson Energy Funds and GSO Capital Partners LP. From February 2005 to 2007, Mr. Forman was a member of the board of directors of Kayne Anderson Energy Development, a closed-end investment fund focused on making debt and equity investments in energy companies, and was a member of its audit committee. Mr. Forman was also a member of the board of directors of Energy Solutions International Ltd., a privately held supplier of oil and gas pipeline software management systems, from April 2004 to January 2009. From January 2004 to July 2005, Mr. Forman was Senior Vice President, Finance for El Paso Corporation, a provider of natural gas services. From January 1992 to December 2003, he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership, and was responsible for the financing activities of the partnership, including in commercial and investment banking relationships. The board of directors of our general partner has determined that Mr. Forman brings to the board accounting, financial and directorial experience, including extensive experience with master limited partnerships, and therefore he should serve on the board of directors of our general partner.

The directors of our general partner hold office until the earliest of their death, resignation or removal.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis provides an overview and analysis of the executive compensation program for our named executive officers identified below, or our NEOs. Our executive compensation program is designed to align executive pay with individual performance on both short and long-term bases, link executive pay to specific, measurable financial, technological and development achievements intended to create value for securityholders and utilize compensation as a tool to attract and retain the high-caliber executives that are critical to our long-term success.

The following table sets forth the key elements of our NEOs’ compensation, along with the primary objectives associated with each element of compensation.

Compensation Element	Primary Objective
Base salary	To recognize performance of job responsibilities, provide stable income and attract and retain experienced individuals with superior talent.
Annual incentive compensation	To promote short-term performance objectives and reward individual contributions to the achievement of those objectives.
Long-term equity incentive awards	To emphasize long-term performance objectives, align the interests of our NEOs with shareholder interests, encourage the maximization of shareholder value and retain key executives.
Severance and change in control benefits	To encourage the continued attention and dedication of our NEOs and provide reasonable individual security to enable our NEOs to focus on our best interests, particularly when considering strategic alternatives.
Retirement savings (401(k) plan)	To provide an opportunity for tax-efficient savings.
Other elements of compensation and perquisites	To attract and retain talented executives in a cost-efficient manner by providing benefits with high perceived values at relatively low cost.

To serve the foregoing objectives, our overall compensation program is generally designed to be flexible rather than purely formulaic. In alignment with the objectives set forth above, the Compensation Committee of the Board of Directors of Rentech, or Rentech’s Compensation Committee, has generally determined the overall compensation of our NEOs and its allocation among the elements described above, relying on the analyses and advice provided by Rentech’s compensation consultant as well as input from our management team.

Our compensation decisions for the named executive officers in fiscal year 2011 are discussed in detail below. This discussion is intended to be read in conjunction with the executive compensation tables and related disclosures that follow this Compensation Discussion and Analysis.

Named Executive Officers

Following this offering, Rentech Nitrogen GP, LLC, our general partner, will manage our operations and activities on our behalf through its officers and directors and will be solely responsible for providing the employees and other personnel necessary to conduct our operations. Although we expect all of the employees that conduct our business will be employed by our general partner and its affiliates, we sometimes refer to these individuals in this prospectus as our officers and employees for ease of reference. Please see “Certain Relationships and Related Party Transactions—Our Agreements with Rentech.”

The following discussion describes and analyzes our compensation objectives and policies, as well as the material components of our executive compensation program for each of D. Hunt Ramsbottom, Jr., Dan J. Cohrs, John A. Ambrose, Wilfred R. Bahl, Jr. and Marc E. Wallis, our NEOs. Our NEOs were appointed to their positions during 2011 in connection with our formation and the formation of our general partner. Messrs. Ramsbottom and Cohrs also serve as officers of Rentech, our parent company, and are sometimes referred to in this registration statement as our “Shared NEOs” (and Messrs. Ambrose, Bahl and Wallis are sometimes referred to as our “Non-Shared NEOs”).

Following our formation and the formation of our general partner, our Shared NEOs, who were already officers of Rentech and REMC, also became officers of our general partner, while our Non-Shared NEOs, who were already officers of REMC, also became officers of our general partner. Upon the closing of this offering, all of our NEOs will cease to be officers of, and to be employed by, REMC. The following table sets forth each NEO’s title(s) prior to our formation and the formation of our general partner in 2011, as well as such executive’s title(s) following appointment as our NEO.

Officer	Pre-Formation Title(s)	Post-Formation Title(s)

D. Hunt Ramsbottom, Jr.	Chief Executive Officer, Rentech, Inc. Vice President, REMC	Chief Executive Officer, Rentech, Inc. and Rentech Nitrogen GP, LLC

Dan J. Cohrs	Chief Financial Officer, Rentech, Inc. Vice President and Treasurer, REMC	Chief Financial Officer, Rentech, Inc. and Rentech Nitrogen GP, LLC

John A. Ambrose	President, REMC	Chief Operating Officer, Rentech Nitrogen GP, LLC

Wilfred R. Bahl, Jr.	Chief Financial Officer and Vice President, REMC	Senior Vice President of Finance and Administration, Rentech Nitrogen GP, LLC

Marc E. Wallis	Vice President, Sales and Marketing, REMC	Senior Vice President of Sales and Marketing, Rentech Nitrogen GP, LLC

Compensation Philosophy

We operate in a highly competitive and dynamic industry, characterized by rapidly changing market requirements. To succeed in this environment, we need to recruit and retain a highly talented and seasoned team of executive, technical, sales, marketing, operations, financial and other business professionals. We recognize that our ability to attract and retain these professionals largely depends on how we compensate and reward our employees, including our NEOs. As discussed under the heading “Compensation Decisions: Roles of Rentech’s Compensation Committee, our General Partner and our Chief Executive Officer” below, prior to the closing of this offering, compensation matters affecting our NEOs have been administered by Rentech’s Compensation Committee with input from our compensation consultant and others. Following the closing of this offering, we expect that responsibility and authority for compensation-related decisions: (i) for our Shared NEOs will continue to reside with Rentech’s Compensation Committee (subject to input and advice from our Chief Executive Officer with regard to our Chief Financial Officer), and (ii) for our Non-Shared NEOs will reside with the board of directors of our general partner (subject to input and advice from our Chief Executive Officer), taking into consideration the recommendation of Rentech’s Compensation Committee, in all cases, administered in a manner consistent with the compensation philosophy discussed above. For ease of reference, we refer below to determinations and perspectives formulated by this group as our own. We anticipate that Rentech’s Compensation Committee and our general partner, as applicable, will conduct periodic reviews of our NEOs’ compensation and consider adjustments as appropriate.

As a newly formed entity, we are in the process of designing and implementing our compensation strategy and objectives to address our recruiting and retention needs, which we are building around the following principles and objectives:

•

Attract, engage and retain the best executives to work for us, with experience and managerial talent that will build our reputation as an employer of choice in a highly-competitive and dynamic industry;

•

Align compensation with our corporate strategies, business and financial objectives and the long-term interests of our unitholders with a focus on increasing long-term value and rewarding achievements of our short- and mid-term financial and strategic objectives;

•	Motivate and reward executives whose knowledge, skills and performance ensure our continued success; and

•	Ensure that our total compensation is fair, reasonable and competitive.

We seek to create an environment that is responsive to the needs of our employees, is open to employee communication and continual performance feedback, encourages teamwork and rewards commitment and performance. Our compensation program is intended to be flexible and complementary and to collectively serve the principles and objectives of our compensation philosophy. Each of the key elements of our executive compensation program is discussed in more detail below (see “—Core Components of Executive Compensation.”).

Compensation Decisions: Roles of Rentech’s Compensation Committee, our General Partner and our Chief Executive Officer

Prior to our formation and the formation of our general partner, each of our NEOs served as an officer of REMC. Upon the closing of this offering, all of our NEOs will cease to be officers of, and to be employed by, REMC. Our Shared NEOs also served, and will continue to serve following the closing of this offering, as officers of Rentech. Historically, the initial compensation arrangements for our NEOs have been determined in arm’s-length negotiations with each individual executive at the time of such executive’s hiring. Mr. Ramsbottom has been an officer of Rentech since September 2005 and an officer of REMC since its acquisition by Rentech in April 2006. Mr. Ramsbottom negotiated his initial employment terms with Rentech’s then-current board of directors at the time of his hiring. Mr. Cohrs was hired in October 2008 and negotiated his employment terms with Mr. Ramsbottom, our Chief Executive Officer, subject to the oversight and approval of Rentech’s

Compensation Committee. Messrs. Wallis and Ambrose joined REMC shortly after its acquisition by Rentech, each negotiating his employment terms individually with our Chief Executive Officer, subject to the oversight and approval of Rentech’s Compensation Committee. Mr. Bahl was hired by REMC prior to Rentech’s acquisition of REMC in April 2006, but negotiated new terms of employment with our Chief Executive Officer, subject to the oversight and approval of Rentech’s Compensation Committee and board of directors, or Rentech’s Board of Directors, as applicable, at the time of Rentech’s acquisition of REMC.

In the years subsequent to their hiring (or, in the case of Mr. Bahl, since Rentech’s acquisition of REMC), including in 2011, changes to the terms and conditions of our NEOs’ employment, other than our Chief Executive Officer, have been determined by our Chief Executive Officer with the oversight and approval of Rentech’s Compensation Committee, subject to the terms of applicable employment and change-in-control/severance arrangements that are in place with our NEOs (discussed under the heading “—Severance Benefits” below). Changes to the terms and conditions of our Chief Executive Officer’s employment during that period, including during 2011, have been determined by Rentech’s Compensation Committee and Board of Directors, as applicable, subject to the terms and conditions of his employment agreement.

Decisions regarding the terms and conditions of our NEOs’ employment have been influenced by a variety of factors, including, but not limited to:

•	The NEO’s background, experience and accomplishments;

•	Our financial condition, performance and available resources;

•	Our need to fill a particular position or retain a particular executive;

•

An evaluation of the competitive market, based on the collective experience of the members of Rentech’s Compensation Committee, our Chief Executive Officer and advice from Rentech’s compensation consultant;

•	The NEO’s length of service; and

•	The compensation levels of our other executive officers.

Generally, the focus of these compensation decisions has been to retain these skilled individuals and to incentivize them to help meet prescribed financial and other goals. The current compensation levels of our executive officers, including our NEOs, primarily reflect the varying roles and responsibilities of each individual, their accomplishments and the length of time each executive has been employed by Rentech and/or REMC.

Compensation Consultant

During fiscal years 2010 and 2011, Rentech’s Compensation Committee engaged Radford, an Aon Hewitt Company, as an independent compensation consultant to assist in the continuing analysis of the executive compensation program for certain of our officers, including our NEOs. Services provided by Radford during fiscal year 2011 with respect to our NEOs included:

•	Analyzing and verifying Rentech’s peer group companies and applicable benchmarks;

•	Providing compensation survey data and assisting Rentech’s Compensation Committee with the interpretation of this data;

•	Advising on the reasonableness and effectiveness of our compensation components, levels and programs for our directors and officers, including our NEOs; and

•

Analyzing the impact of this offering on our compensation components, levels and programs and advising as to any appropriate compensation changes, including any changes or additions to equity compensation.

Rentech’s current peer group was established in 2010 based on discussions among the members of Rentech’s Compensation Committee, certain of Rentech’s executive officers (including certain Shared NEOs) and Radford. The peer group consists of alternative energy companies and certain technology companies with a related focus, in each case, with (i) annual revenues ranging from $50 million to $550 million, (ii) market values ranging from $80 million to $750 million, (iii) revenues ranging from $50 million to $550 million (with a median of $316 million), and (iv) similar employee numbers. Following are the companies that comprise Rentech’s current peer group:

Advanced Energy Industries	Fuel Tech
Broadwind Energy	Fuelcell Energy
Cohu, Inc.	LSB Industries
Converge, Inc.	Maxwell Technologies
Echelon Corp.	MGP Ingredients
EMCORE Corp.	Rudolph Technologies
Energy Conversion Devices	Satcon Technology
EnerNoc Inc.	Ultra Clean Holdings
Evergreen Solar	Vicor Corp.
FormFactor Inc.	Zoltek

In mid-2010, Rentech’s Compensation Committee reviewed data points as a benchmark for various elements of executive compensation, including base salaries, target incentive as a percentage of salary, total cash compensation, long-term incentives and total direct compensation, based on information gathered from the public filings of Rentech’s peer companies set forth above. Rentech’s Compensation Committee also reviewed aggregated published survey data from Radford’s 2010 Global Technology Survey (using a data set comprised of public high-tech companies with revenue between $50 million and $500 million) in order to validate its benchmarks.

Rentech’s Compensation Committee determined that the compensation of our Shared NEOs was generally above the market median in totality and for individual components of compensation at that time (with the exception of Mr. Ramsbottom’s base salary, which was slightly below the median), yet still within reasonable market practices and in line with Rentech’s compensation philosophy and strategy. Specifically, Rentech’s base salaries and target total cash compensation were on average higher than the median of the market data. A comparison of Rentech’s long-term incentives and total direct compensation (comprised of base salary, annual cash incentives and equity incentives) also revealed levels above the median of the market data for our Shared NEOs. Based on this analysis, Rentech concluded that the level of our total compensation was well positioned to attract and retain the type of management team that we believe is necessary to successfully implement Rentech’s commercialization strategy. We believe that these levels and types of compensation are also consistent with our compensation philosophy and foster our compensation objectives.

Comparative data for our Non-Shared NEOs were not provided by Radford on an individualized basis due to the fact that they were not public company officers at the relevant times. However, compensation policies, including salary levels, annual cash incentives and equity award levels, for our Non-Shared NEOs have been guided generally by the input received from Radford with respect to our executive compensation program and we believe that, as with our Shared NEOs, the compensation levels for these NEOs are appropriate for retaining the type of management team that we believe to be essential to our success.

In connection with this offering, Rentech’s Compensation Committee expanded the scope of services provided by Radford by further engaging Radford to provide data and analysis with regard to the levels and types of compensation of our NEOs and directors in connection with and following this offering, and to consider whether Rentech’s peer group remains an appropriate peer group for us. Radford serves at the discretion of Rentech’s Compensation Committee and may be terminated by that committee. We intend to work with Radford to guide and shape our compensation program following this offering and we expect that Radford will provide compensation advice both generally for our Non-Shared NEOs who will become public company officers and specifically with regard to services provided to us (as opposed to Rentech) by our Shared NEOs.

Radford’s total fee for services provided to Rentech’s Compensation Committee for fiscal year 2011 was approximately $60,000. Of that amount, approximately $12,000 in fees was allocated to us for Radford’s services.

Allocation

Following this offering, we expect that all of the executive officers and other personnel necessary for our business to function will be employed and compensated by our general partner and/or Rentech, subject to reimbursement of the appropriate entity by us in accordance with the terms of the services agreement. Because each of our Shared NEOs is also an officer of Rentech, we expect that our Shared NEOs will devote less than a majority of their total business time specifically to our general partner and to us. Rentech has the ultimate decision-making authority with respect to the portion of our Shared NEOs’ compensation that is allocated to us pursuant to Rentech’s allocation methodology, subject to the terms of the services agreement. Any such compensation allocation decisions will not be subject to approval by us or our general partner. Please see “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Services Agreement.”

Core Components of Executive Compensation

Through Rentech’s Compensation Committee, we design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our NEOs consists of the following elements:

•	Cash compensation comprised of base salary and annual cash incentive compensation;

•	Equity incentive compensation;

•	Certain severance and change in control benefits;

•	Health and welfare benefits and certain limited perquisites and other personal benefits; and

•	Retirement savings (401(k)) plan.

We view each component of our executive compensation program as related but distinct, and we have historically reassessed the total compensation of our NEOs periodically to ensure that overall compensation objectives are met. In addition, in determining the appropriate level for each compensation component, we have considered, but not relied on exclusively, our understanding of the competitive market based on the collective experience of members of Rentech’s Compensation Committee (and our Chief Executive Officer with regard to the other NEOs), our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executives, our overall financial and operational performance and other relevant considerations.

We have not adopted any formal or informal policies or guidelines for allocating compensation between currently-paid and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. Generally, we provide a competitive, but balanced, total compensation package that provides the stability of a competitive, set income while also affording our executives the opportunity to be appropriately rewarded through cash and equity incentives if we attain short-term goals and perform well over time.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are intended to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our compensation objectives.

Cash Compensation

We provide our NEOs with cash compensation in the form of base salaries and annual cash incentive awards. Our cash compensation is structured to provide a market-level base salary for our NEOs while creating an opportunity to exceed market levels for total compensation if short- and long-term performance exceeds expectations. We believe that this mix appropriately combines the stability of non-variable compensation (in the form of base salary) with variable performance awards (in the form of annual cash incentives) that reward individual contributions to the success of the business.

Base Salary

As discussed above, base salaries for our NEOs were initially set in arm’s-length negotiations during the hiring process for these executives. These base salaries have historically been reviewed annually by Rentech’s Compensation Committee (with input from our Chief Executive Officer with respect to the other NEOs) and were again reviewed at the end of 2010 for purposes of determining 2011 salaries. Our NEOs are not entitled to any formulaic base salary increases.

Effective January 2011, Mr. Ramsbottom’s base salary increased by approximately 5% to $440,000 in recognition of his leadership of Rentech and to more closely align his salary to the median salary in Rentech’s peer group. Mr. Cohrs’ base salary also increased in January 2011 by approximately 4% to $377,500, effective as of January 2011, in recognition of his effective capital raising efforts on behalf of Rentech and his continued leadership as our Chief Financial Officer. Messrs. Ambrose, Bahl and Wallis also received annual salary increases, effective January 2011, of approximately 4%, 2.5% and 5%, respectively, in connection with their annual reviews. In addition, effective July 1, 2011, Mr. Wallis received a further salary increase of approximately 11%, raising his annual salary to $180,000. Mr. Wallis’ subsequent salary increase was intended as a retention incentive in recognition of the strong demand for experienced sales and marketing executives in the nitrogen fertilizer industry.

The base salaries for our NEOs, both prior to and following their salary increases are set forth in the following table:

Name	Base Salary Before Increase ($)	Base Salary After Increase ($)
D. Hunt Ramsbottom, Jr.	419,000	440,000
Dan J. Cohrs	363,000	377,500
John A. Ambrose	175,854	182,884
Wilfred R. Bahl, Jr.	176,501	180,913
Marc E. Wallis	154,085	180,000	(1)

(1)	As discussed above, Mr. Wallis received an annual salary increase of approximately 5%, effective January 2011, and an additional salary increase of approximately 11%, effective July 1, 2011.

In connection with this offering and subject to its closing, we expect to increase the base salaries of each of our Shared NEOs by 10% to properly compensate these executives for their expanded responsibilities, duties and exposure to potential liabilities as senior officers of two publicly traded companies. These base salary increases will be additional to any annual increases that Rentech’s Compensation Committee may make to the base salaries of our Shared NEOs in connection with annual salary reviews during our fiscal year 2012.

In addition, Messrs. Ambrose, Bahl and Wallis will receive salary increases of approximately 15%, 10% and 5%, respectively, upon the closing of this offering pursuant to their respective post-IPO employment agreements to properly compensate these executives for their expanded responsibilities, duties and exposure to potential liabilities as senior officers of a publicly traded company (see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table”).

Annual Incentive Compensation

Rentech maintains an annual incentive program to reward executive officers, including our NEOs (other than Mr. Wallis), based on its financial and operational performance, achievement of specific milestones related to technology, financing and project development work associated with Rentech’s alternative energy business, and the individual NEO’s relative contribution to that performance during the year (referred to below as the our annual incentive program). We separately maintain a sales-based annual incentive program for Mr. Wallis to properly incentivize him in light of his position and responsibilities (referred to below as the sales incentive program). We recognize that successful completion of short-term objectives is critical in achieving our planned level of growth and attaining our other long-term business objectives. Accordingly, our annual and sales incentive programs are designed to reward executives for successfully taking the immediate steps necessary to implement our long-term business strategy.

Annual Incentive Program. During 2011, each of our NEOs (other than Mr. Wallis) was eligible to receive an incentive payment pursuant to Rentech’s annual incentive program, under which cash incentives are determined and paid by reference to (i) the achievement of certain pre-established financial and other performance criteria, and (ii) target bonus amounts (as set forth in the NEOs’ respective employment agreements or, in the case of NEOs who were not, during fiscal year 2011, parties to employment agreements, as determined by Rentech’s Compensation Committee). In the beginning of each fiscal year (including 2011), our CEO and other senior officers of Rentech develop a series of broad objectives, which are then reviewed and revised by Rentech’s Compensation Committee and Board of Directors. Following that review, Rentech’s Board of Directors sets the performance goals for the year, but retains discretion based on input from the Compensation Committee (and our Chief Executive Officer with respect to the other NEOs who participate in the annual incentive program) to increase or decrease annual incentive awards to levels as high as 200% of the NEO’s target bonus and as low as zero, in each case, based on performance during the relevant period.

For fiscal year 2011, the annual incentive awards are targeted (i) for Messrs. Ramsbottom and Cohrs at 100% and 60% of their respective base salaries (in accordance with their respective employment agreements) and (ii) for Messrs. Ambrose and Bahl, at 40% and 30% of their respective base salaries (in accordance with their relative seniority in our organization). Payment of annual incentive awards to our Shared NEOs will be based on the achievement by Rentech and/or REMC of specific financial targets, as well as certain technology, financial and development milestones relating to the development of Rentech’s alternative energy business, the performance of REMC and the performance of the individual executive. Payment of annual incentive awards to our Non-Shared NEOS other than Mr. Wallis will be based on the achievement of certain safety, production and financial goals primarily linked to REMC’s performance, as well as the performance of the individual executive.

Performance Goals Applicable to Our Shared NEOs

The performance goals applicable to our Shared NEOs for fiscal year 2011 are set forth below, along with preliminary determinations as to the attainment of these goals (parentheticals following the description of each goal provide guidelines indicating the approximate weight given to the attainment of each goal by Rentech’s Compensation Committee). Due to the recent completion of our 2011 fiscal year, we are continuing to assess and deliberate with regard to the attainment of some of these performance objectives and have not yet reached final determinations as to the attainment of these goals. Accordingly, while the preliminary results set forth below accurately reflect our current expectations, these results may change. By way of example (and not limitation), our audited financial statements for fiscal year 2011 are not yet available and metrics determined by reference to these financial metrics will ultimately depend on our audited results.

1.	Goal: A continued strong safety record at Rentech and REMC’s facilities with an OSHA recordable rate at or below a target rate of 4.0 (failure to attain this goal reduces the final bonus pool by 20%).

Result:    Goal attained. Rentech and REMC completed the year ended September 30, 2011 with an OSHA recordable rate of approximately 2.6 recordable incidents for every 200,000 hours worked at the Rentech and REMC’s facilities, which is well below the industry average for comparable operations.

2.	Goal: Total ammonia production ranging from approximately 230,000 tons to 280,000 tons, targeted at approximately 270,000 tons (2.5% weight).

Result:    Goal attained above target level. Based on preliminary data which has not been audited and is therefore subject to change, our current best estimate is that total ammonia production at our facility in East Dubuque, Illinois for the fiscal year ending September 30, 2011 will be between 271,000 and 273,000 tons.

3.	Goal: Performance expectations including:

•	Consolidated EBITDA ranging from approximately $16.5 million to $26.5 million, targeted at approximately $16.5 million (15% weight).

Result:    Based on preliminary financial data which has not yet been audited and therefore is subject to change, we expect to attain this goal above the target level.

•	REMC EBITDA ranging from approximately $43 million to $73 million, targeted at approximately $63 million (5% weight).

Result:    Based on preliminary financial data which has not yet been audited and therefore is subject to change, we expect to attain this goal above the target level.

•	Consolidated capital expenditures of approximately $35 million (2.5% weight).

Result:    Based on preliminary financial data which has not yet been audited and therefore is subject to change, we expect to attain this goal.

4.	Goal: Raise capital proceeds, targeted at $50 million, sufficient to fund Rentech’s budgeted activities and provide a year-end cash cushion (10% weight).

Result:    Goal partially attained. Rentech received a distribution including approximately $47 million of new loan proceeds upon the closing of REMC’s June 10, 2011 five year $150 million secured term loan facility.

5.	Goal: Successful operation of Rentech’s Product Demonstration Unit during 2011 that meets or exceeds performance criteria aimed at improving the economic efficiency of the Rentech Process, targeted at operation for more than 30 days with acceptable catalyst usage levels (5% weight).

Result:    Goal partially attained. Rentech operated the Product Demonstration Unit for more than 30 days during 2011, however, catalyst usage objectives and overall efficiency did not fully meet expectations.

6.	Goal: Construction and integration of the ClearFuels Gasifier at Rentech’s Product Demonstration Unit on schedule, targeted at 75% operational completion (5% weight).

Result:    Goal attained above target level. Rentech had completed approximately 80% of this project as of September 30, 2011.

7.	Goal: Close construction financing for Rentech’s project in Rialto, California or an alternate project (25% weight) and secure funding commitment and development milestones for an additional project (5% weight).

Result: Goals not attained. Construction financing was not obtained for Rentech’s Rialto project (or an alternate project), nor was a funding commitment secured or development milestones established for an additional project.

8.	Goal: Complete design of catalyst recipe that meets catalyst cost targets (5% weight).

Result:    Goal partially attained.

9.	Goal: Other factors which contribute to the success of Rentech as determined by Rentech’s Board of Directors, including the Board’s subjective assessment of the executives’ contributions to attaining the objective goals specified above (20% weight).

Result:    Determined on a case-by-case basis.

Performance Goals Applicable to Our Non-Shared NEOs (Other than Mr. Wallis)

The performance goals applicable to our Non-Shared NEOs for fiscal year 2011 are set forth below, along with preliminary determinations as to the attainment of these goals (each of these goals will be weighted approximately evenly in determining annual incentive payments to our Non-Shared NEOs). Due to the recent completion of our 2011 fiscal year, we are continuing to assess and deliberate with regard to the attainment of some of these performance objectives and have not yet reached final determinations as to the attainment of these goals. Accordingly, while the preliminary results set forth below accurately reflect our current expectations, these results may change. By way of example (and not limitation), our audited financial statements for fiscal year 2011 are not yet available and metrics determined by reference to these financial metrics will ultimately depend on our audited results.

1.	Goal: A continued strong safety record at Rentech and REMC’s facilities with an OSHA recordable rate at or below a target rate of 4.0.

Result:    Rentech and REMC completed fiscal year 2011 with an OSHA recordable rate of approximately 2.6 recordable incidents for every 200,000 hours worked at Rentech and REMC’s facilities, which is well below the industry average for comparable operations.

2.	Goal: Total ammonia production ranging from approximately 230,000 tons to 280,000 tons, targeted at approximately 270,000 tons.

Result:    Based on preliminary data which has not been audited and is therefore subject to change, our current best estimate is that total ammonia production at our facility in East Dubuque, Illinois for the fiscal year ending September 30, 2011 will be between 271,000 and 273,000 tons.

3.	Goal: REMC EBITDA ranging from approximately $43 million to $73 million, targeted at approximately $63 million.

Result:    Based on preliminary financial data which has not yet been audited and therefore is subject to change, we expect to attain this goal above the target level.

4.	Goal: Consolidated capital expenditures of approximately $35 million.

Result:    Based on preliminary financial data which has not yet been audited and therefore is subject to change, we expect to attain this goal.

At the end of each year (including fiscal year 2011), our Chief Executive Officer develops a scorecard based on his own assessment and input from other members of Rentech’s senior management team that summarizes performance for each of his direct reports (including the other NEOs who participate in the annual incentive program) compared to the pre-established goals, taking into consideration any key accomplishments outside of the set goals for the year. Satisfaction of each goal is evaluated on a scale ranging from zero (did not meet) to two (exceptional performance) and the scorecard is then reviewed by Rentech’s Compensation Committee and modified as appropriate in its discretion. Final incentive payments for our NEOs participating in the annual incentive program are determined based on a combination of performance compared to the set goals and the individual’s contributions to Rentech’s and our overall success during the year. We currently expect that Mr. Ramsbottom and Mr. Cohrs will receive 2011 annual incentive payments equal to approximately 50% of their respective target bonuses based on the performance results described above. In addition, we expect that Mr. Ambrose and Mr. Bahl will receive 2011 annual incentive payments equal to approximately 120% of their respective target bonuses due to performance in excess of target levels at REMC for fiscal year 2011. However, Rentech’s Compensation Committee has not yet made final bonus determinations, so individual awards may vary from these levels.

Sales Incentive Program. For fiscal year 2011, in light of the strong demand for experienced sales and marketing executives in the nitrogen fertilizer industry, Rentech implemented a sales incentive program for Mr. Wallis that links his annual incentive opportunity with performance factors specifically designed to promote sales and marketing activities advancing sales objectives. Rentech believes that a sales-based incentive program better ties Mr. Wallis’ variable compensation opportunity to his duties and responsibilities. Under the sales incentive program, Mr. Wallis is eligible to receive an incentive payment of up to 100% of his base salary based on the corresponding percentage (up to 100%) at which REMC attains its budgeted 2011 EBITDA. REMC exceeded its budgeted 2011 EBITDA of $63 million. Accordingly, we expect that Mr. Wallis will be paid in full for this component of his annual incentive award.

Mr. Wallis is also eligible to receive an additional payment of up to 50% of his base salary based on the attainment of the following scorecard of individual performance goals, determined and approved by Messrs. Ambrose and Diesch, as well as Rentech’s Senior Vice President, Human Resources (which goals are each weighted equally in determining the amount of any non-EBITDA-based annual incentive payable to Mr. Wallis). Due to the recent completion of our 2011 fiscal year, we are continuing to assess and deliberate with regard to the attainment of some of these performance objectives and have not yet reached final determinations as to the attainment of these goals. Accordingly, while the preliminary results set forth below accurately reflect our current expectations, these results may change.

1.	Goal: Raise contract sales price to a large purchaser of CO2 to levels comparable to those paid by comparably sized purchasers of CO2.

Result:    Goal attained at approximately 75%. No contract has been executed by the relevant purchaser; however, the terms of an agreement have been tentatively agreed upon.

2.	Goal: Convert 25% of acid sales requiring use of strong acid in formulation to sales requiring use of a lower strength acid.

Result:    Goal not attained. Lower strength acid sales did not materially increase over the relevant period.

3.	Goal: Begin sales of aqua ammonia from our Monsanto unit no later than September 1, 2011.

Result:    Goal not attained.

4.	Goal: Complete multi-year memorandum of agreement with a large company for the purchase of diesel exhaust fluid.

Result:    Goal attained.

5.	Goal: Manage the sale of emission reduction credits generated by the installation of a catalytic converter on Nitric Acid Plant #1 in an amount to cover investment costs of approximately $975,000 associated with the project by September 30, 2011.

Result: Goal attained at approximately 25% - 50%. Contract for sales of emission reduction credits was in process as of September 30, 2011, but has not yet been finalized.

We currently expect that Mr. Wallis will receive payout under his non-EBITDA-based annual incentive at approximately 22.54% of base salary based on attainment of approximately 45% of these performance goals (in addition to full payment of the EBITDA component of his incentive opportunity). However, Rentech’s Compensation Committee has not yet made final determinations as to the level of attainment of applicable 2011 performance goals and the amount of compensation payable under the annual and sales incentive programs may vary from the approximations included in this prospectus. We anticipate that final determination as to attainment levels and compensation payable under these programs will be made by December 2011. Following such determination, we expect to disclose the amounts payable under the annual and sales incentive programs to our NEOs with respect to fiscal year 2011 to the extent required by applicable SEC disclosure rules. Following this offering, we will work with Radford to determine whether any new or enhanced process for establishing annual incentives should be implemented with respect to our Non-Shared NEOs (and other executives other than the Shared NEOs) to reflect changes resulting from this offering.

Long-Term Equity Incentive Awards

Rentech believes that senior executives, including our NEOs, should have an ongoing stake in the success of their employer to closely align their interests with those of its shareholders. Accordingly, equity awards covering shares of Rentech’s common stock have historically been a key component of our compensation program, including during 2011, as these awards have served to align the interests of our NEOs with those of Rentech’s shareholders and incentivize our NEOs to work toward long-term growth. Historically, our NEOs have received awards of both stock options and restricted stock units (RSUs), each covering shares of Rentech’s stock.

Stock options are intended to tie our NEOs’ compensation to the creation of shareholder value over time, while RSUs, which also tie compensation to longer-term shareholder return, enable us to confer value in excess of simple future appreciation in share price where appropriate. Historical levels and types of awards have varied over the years depending on prevailing economic conditions and other performance-related considerations at the time of grant.

Rentech’s equity awards are generally granted subject to time-vesting requirements in order to provide an appropriate retention incentive. In addition, certain grants of RSUs have historically been issued by Rentech with performance-based vesting conditions intended to incentivize our NEOs to outperform our peer companies and to reward the achievement of specific milestones in the development of commercial projects using our technologies.

In October 2010 (during our fiscal year 2011), Rentech granted the following equity incentive awards to our NEOs:

Officer	Stock Options	Restricted Stock Units (RSUs)
D. Hunt Ramsbottom, Jr.	700,000	300,000
Dan J. Cohrs	411,765	176,471
John A. Ambrose	61,765	26,471
Wilfred R. Bahl, Jr.	24,706	10,588
Marc E. Wallis	20,588	8,824

Each of these equity incentive awards vests in equal annual installments on each of the first three anniversaries of the applicable grant date, subject to the relevant NEO’s continued employment, and further subject to accelerated vesting in connection with (i) the executive’s termination of employment by the employer without cause or by the executive for good reason, in either case, in connection with a change of control of Rentech, or (ii) the executive’s death or disability. We believe that these vesting terms provide an appropriate retention incentive, while protecting the NEOs’ compensation opportunity upon the occurrence of events beyond their control. Based on prevailing economic conditions at the time of these grants, we believe that using a mix of “full value” RSUs together with stock options was appropriate. The RSUs confer value based on Rentech’s existing stock price and thereby provide a retention incentive with tangible value on the grant date. By contrast, the stock options confer value to the NEOs based solely on post-grant appreciation of Rentech’s shares.

Rentech generally granted incentive stock options (ISOs) to our NEOs, which offer preferential tax benefits to our NEOs if they satisfy statutory holding period requirements for the ISO shares after exercise (and certain other conditions are met), thereby providing an incentive for our NEOs to hold Rentech shares and further align their interests with those of Rentech’s shareholders. However, a portion of the stock options granted to Messrs.

Ramsbottom and Cohrs were granted as nonqualified stock options to comply with statutory ISO limits. We believe that this mix of awards furthers our compensation objectives by incentivizing our NEOs to remain employed with us, to increase shareholder value and to hold Rentech’s shares for an extended duration. The size of these awards was dictated primarily by the applicable NEO’s relative seniority, responsibilities, individual performance and ability to contribute to an increase in shareholder value.

IPO-Related Equity Awards

Prior to the closing of this offering, we expect to make equity incentive grants to certain of our executives (referred to below as the IPO Grants), including our NEOs, to reward these executives for their additional work in completing this offering and to properly incentivize these executives with respect to the additional demands that will be placed upon them in connection with our becoming a publicly traded company. IPO Grants, if made, will be additional to any annual grants of equity awards that Rentech’s Compensation Committee may make to our executives during our fiscal year 2012.

We expect that the IPO Grants will be comprised in equal parts (determined by reference to the fair market value of the shares or units underlying the awards, as applicable) of (i) unit-settled phantom units covering the Partnership’s common units (which will be granted in tandem with dividend equivalent rights) and (ii) stock-settled RSUs covering Rentech’s stock, in each case, vesting in ratable one-third increments over three years from the closing of this offering, subject to accelerated vesting in certain circumstances. Because the numbers of shares and units subject to the IPO Grants will be determined by reference to the price of the underlying shares and units on a specified determination date which has not been finalized yet, these share and unit amounts are not determinable at this time, but we expect that, for Messrs. Ramsbottom, Cohrs, Ambrose, Bahl and Wallis, such grants will have market values as of the applicable determination dates of approximately $957,184, $663,350, $375,000, $325,000 and $300,000, respectively (divided approximately evenly between Partnership phantom units and Rentech RSUs). Any IPO Grants will be conditioned upon the closing of this offering and will lapse if the offering does not close for any reason.

We believe that awards covering equity interests of both Rentech and the Partnership are appropriate in light of the services provided by each of the NEOs for the benefit of the Partnership and the connection between the success of the Partnership and the value of Rentech’s stock in light of Rentech’s substantial ownership interest in the Partnership. We further believe that a three-year vesting schedule provides an appropriate retention incentive to these executives to help ensure the stability and consistency of our management team. In determining appropriate levels of IPO Grants, Rentech’s Compensation Committee is considering, among other things, the role and responsibility of each NEO and the perceived need to reward and retain the NEO. It is important to note, however, that we have not yet made any IPO Grants and, accordingly, the terms and conditions of any such awards may change and/or the grants may not occur at all.

2011 Incentive Award Plan

In connection with this offering, we expect to adopt a 2011 long-term incentive plan (referred to as the “2011 LTIP”). We expect that our general partner’s officers (including the NEOs), employees, consultants and non-employee directors, as well as other key employees of Rentech and certain of our other affiliates who make significant contributions to our business, will be eligible to receive awards under the 2011 LTIP, thereby linking the recipients’ compensation directly to our performance. The description set forth below is a summary of the material features that we expect to include in the 2011 LTIP; however, the 2011 LTIP has not yet been implemented and, accordingly, there can be no assurance that the 2011 LTIP will be implemented or that the terms and conditions of the 2011 LTIP described below will not change. We expect to update our disclosure of the 2011 LTIP to reflect any such changes in accordance with applicable disclosure rules.

General

The 2011 LTIP provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, a number of common units equal to 10% of the outstanding common units on the closing date of this offering may be delivered pursuant to awards under the 2011 LTIP. Units subject to awards that are cancelled or forfeited, or that otherwise terminate or expire, will be available for delivery pursuant to subsequently granted awards. Units that are withheld to satisfy tax withholding obligations or payment of an award’s exercise price will not be available for future awards. We expect that the 2011 LTIP will be administered by the board of directors of our general partner or a committee designated by the board (referred to below collectively as the “plan administrator”), taking into consideration the recommendation of Rentech’s Compensation Committee. The 2011 LTIP is designed to promote our interests, as well as the interests of our unitholders, by rewarding the officers, employees and directors of our general partner and certain of its affiliates for delivering desired performance results, as well as by strengthening our ability to attract, retain and motivate qualified individuals to serve as directors, consultants and employees.

Administration

Subject to the terms and conditions of the 2011 LTIP and applicable law, the plan administrator has the authority to interpret and administer the 2011 LTIP, determine the types of awards granted and the grantees, set the terms and conditions of awards and adopt rules as it deems appropriate for the administration of the plan. The plan administrator may delegate certain duties to a committee of directors and/or officers of our general partner subject to any limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable.

Vesting

The plan administrator may, in its discretion, subject awards to vesting linked to the grantee’s completion of a period of service, the achievement of specified performance or financial objectives, a change in control and/or other criteria determined by the plan administrator and set forth in an award agreement.

Unit Awards

A unit award is an award of common units that are fully vested upon grant and are not subject to forfeiture. Unit awards may be paid in addition to, or in lieu of, cash or other compensation that would otherwise be payable to a participant. A unit award may be wholly discretionary in amount or it may be paid with respect to a bonus or other incentive compensation award, the amount of which is determined based on the achievement of performance criteria or other factors.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit (or its cash equivalent) upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events. Distributions made by us with respect to awards of restricted units may, in the discretion of the plan administrator, be subject to the same vesting requirements as the restricted units. The plan administrator, in its discretion, may also grant tandem distribution equivalent rights with respect to phantom units.

Distribution Equivalent Rights

Distribution equivalent rights are rights to receive an amount equal to all or a portion of the cash distributions made on common units underlying an award for the period during which the award remains outstanding.

Unit Options and Unit Appreciation Rights

Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified strike price, either in cash or in common units, as determined by the plan administrator. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the 2011 LTIP; however, unit options and unit appreciation rights must have exercise prices that are no less than the fair market value of their underlying common units on the date of grant.

Profits Interest Units

Profits interest units are awards of units that are intended to constitute “profits interests” within the meaning of the Internal Revenue Code. Profits interest units may be subject to vesting conditions and other restrictions as the plan administrator may deem appropriate in accordance with the terms of the 2011 LTIP.

Other Unit-Based Awards

“Other unit-based awards” are awards that, in whole or in part, are valued by reference to the value of a common unit. These unit-based awards may contain such vesting, payment and other terms and conditions as the plan administrator may deem appropriate in accordance with the terms of the 2011 LTIP. Other unit-based awards may be paid in cash and/or in units (including restricted units), on a current or deferred basis, as the plan administrator may determine.

Source of Common Units; Cost

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing. Pursuant to our partnership agreement, our general partner will be entitled to reimbursement by us for the cost incurred in acquiring such common units. With respect to unit options, our general partner will be entitled to reimbursement from us for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from an optionee at the time of exercise of an option. Thus, we will bear the cost of the unit options. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of such cash settlement.

Adjustments

The plan administrator has broad discretion to equitably adjust the number and type of securities available for issuance under the 2011 LTIP, as well as the terms and conditions of outstanding and future awards, in the event of certain changes affecting our units, such as non-cash distributions, unit splits, combinations or exchanges of units, mergers, consolidations or distributions of our assets to unitholders. In addition, in the event of an “equity restructuring,” the plan administrator will make equitable adjustments to the 2011 LTIP and outstanding awards, including with respect to the number and type of units covered by each outstanding award and the terms and conditions of such awards.

Change in Control

In the event of a change in control (as defined in the 2011 LTIP), the plan administrator may, in its discretion: (i) provide for the termination of outstanding awards in exchange for payment or the replacement of such awards with other rights or property, with such payment in an amount equal to, or such other rights or property having a value equal to, the amount that would have been attained upon the exercise of such award or the realization of the participant’s rights under such award, (ii) provide that outstanding awards will be assumed by the surviving entity or substituted for similar awards covering equity of the surviving entity, (iii) make adjustments to the number and type of units covered by each outstanding award and the terms and conditions of such awards and/or (iv) provide that the outstanding awards will vest in full and become exercisable or payable upon such event.

Amendment or Termination of 2011 LTIP

The plan administrator, at its discretion, may terminate the 2011 LTIP at any time with respect to common units that are not yet subject to an outstanding award. The 2011 LTIP will automatically terminate on the 10th anniversary of the date it was initially adopted by our general partner. The plan administrator will also have the right to alter or amend the 2011 LTIP or any part of it from time to time, subject to approval by our unitholders to the extent necessary to comply with applicable law and securities exchange listing standards or rules, or to amend any outstanding award made under the 2011 LTIP, provided that no change in any outstanding award may be made that would materially reduce the rights or benefits of a participant without the consent of the affected participant.

Severance Benefits

We believe that vulnerability to termination of employment at the senior executive level creates uncertainty for our NEOs that is appropriately addressed by providing severance protections which enable and encourage these executives to focus their attention on their work duties and responsibilities in all situations. We operate in a highly volatile and acquisitive industry that heightens this vulnerability in the change-in-control context. Accordingly, in order to attract and retain our key managerial talent, Rentech (in the case of our Shared NEOs) and REMC (in the case of our Non-Shared NEOs) are parties to agreements with our NEOs which provide for specified severance payments and benefits in connection with certain qualifying terminations of employment. The principles underlying the various components of these agreements are discussed in this section. For a description of the specific terms and conditions of each agreement, see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” and “—Potential Payments upon Termination or Change-in-Control” below. In connection with this offering, the Non-Shared NEOs have entered into employment agreements with our general partner that will take effect upon the closing of this offering and will supersede their change in control severance agreements (the specific terms of these agreements are also described under the heading “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table”).

Under their employment agreements, our Shared NEOs are entitled to severance upon involuntary terminations without “cause” or for “good reason” (each as defined in the applicable employment agreement) consisting of (i) one year (in the case of Mr. Cohrs) or three years (in the case of Mr. Ramsbottom) of base salary continuation (payable over two years for Mr. Ramsbottom), (ii) payment of target bonus and (iii) up to eighteen months of subsidized healthcare premiums, in addition to certain accelerated equity vesting under the terms of individual equity awards. In the case of an involuntary termination of employment in connection with our non-renewal of the applicable agreement, Mr. Ramsbottom is entitled to the same severance, while Mr. Cohrs is entitled to a reduced severance consisting of only the salary continuation described above (but not payment of the target bonus or subsidized healthcare continuation) and, at Rentech’s discretion, an annual bonus for the fiscal year preceding the non-renewal. We believe that, in light of these NEOs’ seniority and the resulting vulnerability to involuntary termination, these severance payments and benefits provide an appropriate level of assurance in the non-transactional context. The specific levels of payments and benefits are determined by the relative seniority and duration of service of the NEOs.

In addition, if our Shared NEOs are involuntarily terminated (without cause, for good reason or due to non-renewal) in connection with a change in control, these NEOs are entitled to receive their cash severance in a lump-sum and are further eligible for a severance enhancement equal to the amount by which their respective prior-year bonuses exceeds their then-current target bonus (in the case of Mr. Ramsbottom, payment of this enhanced bonus, if applicable, would be in lieu of one year of salary payments, such that Mr. Ramsbottom would receive two years of salary payment plus the amount of his prior-year bonus instead of three years of salary). We believe that the lump-sum payment is appropriate to limit the NEOs’ exposure to any credit risk associated with new owners/management and that the potential enhancement provides an appropriate additional incentive to focus on the best interests of the shareholders in the context of a potential transaction. These NEOs are also entitled to a tax gross-up payment in the event that any “golden parachute” excise taxes are imposed on them under Section 280G of the Internal Revenue Code in connection with a transaction. The gross-up payments are intended to counter any disincentive the NEOs may have to consummate a beneficial transaction as a result of the potential imposition of these golden parachute excise taxes.

Under their change in control severance agreements, Messrs. Ambrose, Bahl and Wallis are entitled to severance payments and benefits if they are involuntarily terminated without cause or for good reason in connection with a change in control. These severance benefits are comprised of continuation salary payments for one year and payment of the executive’s target bonus for the year, in addition to up to one year of subsidized healthcare premiums. We believe that these “double trigger” arrangements (which only pay severance if a termination occurs in connection with a change in control) provide appropriate protections in the event of an involuntary termination without creating a potential windfall simply due to the consummation of a transaction. The terms of these agreements were established before these NEOs served as public company officers and reflect the more limited protections that we felt were appropriate for these executives at that time. As noted above, in connection with this offering, the Non-Shared NEOs have entered into employment agreements with our general partner that will take effect upon the closing of this offering and will supersede their change in control severance agreements, providing severance protections that we believe are appropriate for their new roles as public company officers (the specific terms of these agreements are described under the heading “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table”).

Benefits and Perquisites

Rentech maintains a standard complement of health and retirement benefit plans for our employees, including our NEOs, that provide medical, dental, and vision benefits, flexible spending accounts, a 401(k) savings plan (including an employer-match component), short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance coverage. These benefits are generally provided to our NEOs on the same terms and conditions as they are provided to our other non-union employees.

We believe that these health and retirement benefits comprise key elements of a comprehensive compensation program. Our health benefits help provide stability and peace of mind to our NEOs, thus enabling them to better focus on their work responsibilities, while our 401(k) plan provides a vehicle for tax-preferred retirement savings with additional compensation in the form of an employer match that adds to the overall desirability of our executive compensation package. Our employee benefits programs are designed to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We expect that, following this offering, our employees, including our NEOs, will continue to participate in Rentech’s health and retirement benefit plans. Rentech periodically reviews and adjusts these employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

Messrs. Ramsbottom and Cohrs receive reimbursement of certain financial advisor costs, and these executives, as well as Messrs. Ambrose and Bahl, also receive a monthly car allowance. Mr. Wallis has access to a company-provided car intended primarily for business use, but Mr. Wallis may make use of this car for certain personal matters as well. We also provided Mr. Bahl with supplemental group term life insurance coverage during 2011 and provided him with a gross-up payment to cover taxes resulting from our payment of the related premiums. While we believe that these benefits are appropriate and commensurate with these NEOs’ positions, we do not generally view perquisites or other personal benefits as a material component of our executive compensation program. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, such as where we believe doing so is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation and/or retention purposes.

Tax and Accounting Considerations

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Internal Revenue Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Internal Revenue Code based on the executive’s prior compensation. In approving compensation arrangements for our NEOs in the future, we expect to consider all elements of the cost of providing such compensation, including the potential impact of Section 280G of the Internal Revenue Code. However, we may authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Internal Revenue Code and the imposition of excise taxes under Section 4999 of the Internal Revenue Code if we feel that such arrangements are appropriate to attract and retain executive talent.

Under their employment agreements with Rentech, Messrs. Ramsbottom and Cohrs are entitled to gross-up payments in the event that any excise taxes are imposed on them. Rentech has historically provided these protections to its senior executives to ensure that they will be properly incentivized in the event of a potential change in control of Rentech to maximize shareholder value in a transaction while minimizing concern for potential consequences of the transaction to these executives.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, substantial additional taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefit plans and arrangements for all of our employees and other service providers, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Internal Revenue Code.

Accounting for Stock-Based Compensation

Rentech has followed, and we expect to follow, Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date “fair value” of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options, restricted stock, RSUs and other equity-based awards under equity incentive award plans have been (by Rentech) and will be accounted for under ASC Topic 718. We expect that we will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2011, the following individuals served as members of Rentech’s Compensation Committee: Michael S. Burke, Halbert S. Washburn, and Edward M. Stern. None of these individuals has ever served as an officer or employee of Rentech or any of its subsidiaries (including our general partner). No executive officer of Rentech or us has served as a director or member of the compensation committee of another entity at which an executive officer of such entity is also a director of Rentech.

Summary Compensation Table

We and our general partner were formed in July 2011. Accordingly, neither we nor our general partner accrued any obligations with respect to management compensation or benefits for directors and executive officers for any prior periods. The following table summarizes the compensation that was attributable to services performed for REMC for the fiscal year ending September 30, 2011 for each of our NEOs (excluding any estimate for non-equity incentive plan compensation).

With respect to our Shared NEOs, the amounts contained in the summary compensation table reflect the portion of these NEOs’ total compensation paid by Rentech that we estimate was attributable to services performed by these NEOs for REMC during fiscal year 2011, calculated by multiplying each amount by a good faith estimate of the percentage of time such NEO dedicated to such services for REMC. The estimated percentage of time allocable to REMC for each Shared NEO is as follows: D. Hunt Ramsbottom, Jr. (20%) and Dan J. Cohrs (20%). Our Non-Shared NEOs devoted substantially all of their business time to REMC during the relevant period.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non- Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($) (5)
D. Hunt Ramsbottom, Jr.(6) Chief Executive Officer	2011	86,950	48,357	91,452		8,648	235,407

Dan J. Cohrs,(7) Chief Financial Officer	2011	74,775	28,445	53,795		8,105	165,120

John A. Ambrose, Chief Operating Officer	2011	181,127	21,334	40,346		13,855	256,662

Wilfred R. Bahl, Jr., Senior Vice President of Finance and Administration	2011	179,810	8,533	16,139		17,470	221,952

Marc E. Wallis, Senior Vice President of Sales and Marketing	2011	164,416	7,112	13,449		8,354	193,331

(1)	Amounts reflect the full grant-date fair value of RSU awards granted, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Rentech provides information regarding the assumptions used to calculate the value of all Rentech stock awards made to executive officers in note 15 to its consolidated financial statements included in Rentech’s Form 10-K, filed December 14, 2010. There can be no assurance that awards will vest (in which case no value will be realized by the executive).
(2)	Amounts reflect the full grant-date fair value of stock options granted, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Rentech provides information regarding the assumptions used to calculate the value of all Rentech stock options granted to executive officers in note 15 to its consolidated financial statements included in Rentech’s Form 10-K, filed December 14, 2010. There can be no assurance that awards will vest (in which case no value will be realized by the executive).
(3)

Each of our NEOs (other than Mr. Wallis) participates in Rentech’s annual incentive program and is eligible to receive an annual incentive award based on the achievement of certain pre-established financial and other performance criteria and determined by reference to target bonuses either as set forth in their respective employment agreements or as determined by their seniority. Mr. Wallis participates in our sales incentive program and is eligible to receive an annual incentive award based on the attainment of sales and marketing goals. The amount of compensation payable under the annual and sales incentive programs has not been determined, though we expect that annual incentive awards (i) for Messrs. Ramsbottom and Cohrs will be paid at approximately 50% of their respective target levels, (ii) for Messrs. Ambrose and Bahl will be paid at approximately 120% of their respective target levels, and (iii) for Mr. Wallis will be paid in an amount equal to approximately 122.5% of his base salary. We anticipate that any compensation under the annual and sales incentive programs will be determined by December 31, 2011. For a description of the annual and sales incentive programs, see “—Annual Incentive Compensation” above.
(4)	Amounts under the “All Other Compensation” column consist of (i) 401(k) matching contributions for Messrs. Ramsbottom, Cohrs, Ambrose, Bahl and Wallis of $2,132, $2,079, $7,409, $8,456 and $7,158, respectively; and (ii) perquisites consisting of company-paid auto allowances, financial and tax planning benefits and long-term disability insurance. The following table identifies and quantifies these perquisites for the fiscal year ended September 30, 2011. With respect to our Shared NEOs, the amounts set forth below have been allocated based on the estimated percentage of time each Shared NEO dedicated to services for REMC during fiscal year 2011:

Perquisites

Name	Auto Allowance		Long-Term Disability	Supplemental Life Insurance	Financial and Tax Planning	Tax Gross-up Payment	Total
D. Hunt Ramsbottom, Jr.	2,880		50	49	3,537	—	6,516
Dan J. Cohrs	2,400		50	49	3,527	—	6,026
John A. Ambrose	6,000		252	194	—	—	6,446
Wilfred R. Bahl, Jr.	8,400		252	362	—	—	9,014
Marc E. Wallis	840	(A)	252	104	—	—	1,196

(A)	Represents the value of personal usage of a company-provided vehicle determined by multiplying 15% (the percentage of time that we estimate Mr. Wallis used the vehicle for personal purposes) by $5,600 (the total company costs associated with the vehicle).

(5)	Note that “Totals” do not yet reflect non-equity incentive compensation, as those amounts have not yet been determined.
(6)	We estimate that Mr. Ramsbottom dedicated approximately 20% of his work time to the business and affairs of REMC during the fiscal year ended September 30, 2011 and, accordingly, the compensation figures attributable to Mr. Ramsbottom in this Summary Compensation Table reflect 20% of his total compensation for each category. Mr. Ramsbottom’s “Total Compensation” for the year ended September 30, 2011, including amounts paid for services provided to Rentech and its affiliates, equaled $1,177,035 (excluding any non-equity incentive award that becomes payable).
(7)	We estimate that Mr. Cohrs dedicated approximately 20% of his work time to the business and affairs of REMC during the fiscal year ended September 30, 2011 and, accordingly, the compensation figures attributable to Mr. Cohrs in this Summary Compensation Table reflect 20% of his total compensation for each category. Mr. Cohrs’ “Total Compensation” for the year ended September 30, 2011, including amounts paid for services provided to Rentech and its affiliates, equaled $825,604 (excluding any non-equity incentive award that becomes payable).

Grants of Plan-Based Awards

The following table sets forth information with respect to the NEOs concerning the grant of plan-based awards from Rentech’s plan during fiscal year 2011. With respect to our Shared NEOs, the amounts set forth below reflect the portion of these NEOs’ plan-based awards that we estimate was attributable to services performed by these NEOs for REMC during fiscal year 2011, calculated in the same manner as amounts disclosed for these Shared NEOs in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)(1)		Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
D. Hunt Ramsbottom, Jr.	10/4/2010	—	—	—	—	—	—	60,000	(2)			$48,357
	10/4/2010	—	—	—	—	—	—			39,100	(3)	$25,541
	10/4/2010	—	—	—	—	—	—			24,058	(3)	$15,715
	10/4/2010	—	—	—	—	—	—			76,842	(3)	$50,195
	2011 Annual Non-Equity Incentive	$0	$86,950	$173,900

Dan J. Cohrs	10/4/2010	—	—	—	—	—	—	35,294	(2)			$28,445
	10/4/2010	—	—	—	—	—	—			63,158	(3)	$41,256
	10/4/2010	—	—	—	—	—	—			19,195	(3)	$12,539
	2011 Annual Non-Equity Incentive	$0	$44,865	$89,730

John A. Ambrose	10/4/2010	—	—	—	—	—	—	26,471	(2)			$21,334
	10/4/2010	—	—	—	—	—	—			61,765	(3)	$40,346
	2011 Annual Non-Equity Incentive	—	$72,451	—

Wilfred R. Bahl, Jr.	10/4/2010	—	—	—	—	—	—	10,588	(2)			$8,533
	10/4/2010	—	—	—	—	—	—			24,706	(3)	$16,139
	2011 Annual Non-Equity Incentive	—	$53,943	—

Marc E. Wallis	10/4/2010	—	—	—	—	—	—	8,824	(2)			$7,112
	10/4/2010	—	—	—	—	—	—			20,588	(3)	$13,449
	2011 Annual Non-Equity Incentive	$0	$164,416	$246,624

(1)	All Rentech equity grants to NEOs other than Mr. Ramsbottom were made under Rentech’s 2009 Amended and Restated Incentive Award Plan. Mr. Ramsbottom’s RSU award and his two option awards covering 24,058 and 76,842 shares, respectively (each as allocated to REMC), were granted under Rentech’s Amended and Restated 2006 Incentive Award Plan, as amended. Mr. Ramsbottom’s option covering 39,100 shares (as allocated to REMC) was granted under Rentech’s 2005 Stock Option Plan. Amounts reflect the full grant date fair value of Rentech stock options or RSUs, as applicable, granted during the fiscal year ending September 30, 2011, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Rentech provides information regarding the assumptions used to calculate the fair value of all compensatory equity awards made to executive officers in note 15 to its consolidated financial statements included in Rentech’s Form 10-K, filed December 14, 2010. There can be no assurance that awards will vest or will be exercised, as applicable (in which case no value will be realized by the individual), or that the value upon vesting/exercise will approximate the aggregate grant date fair value determined under ASC Topic 718.
(2)	These Rentech RSUs will vest in three substantially equal annual installments on October 4, 2011, 2012 and 2013, subject to the executive’s continued employment through the applicable vesting date and accelerated vesting in connection with (i) the executive’s termination of employment by the employer without cause or by the executive for good reason in connection with a change of control of Rentech or (ii) the executive’s death or disability.
(3)	These Rentech stock options will vest in three substantially equal annual installments on October 4, 2011, 2012 and 2013, subject to the executive’s continued employment through the applicable vesting date and accelerated vesting in connection with (i) the executive’s termination of employment by the employer without cause or by the executive for good reason in connection with a change of control of Rentech or (ii) the executive’s death or disability.

Narrative Disclosure to Summary Compensation Table

and Grants of Plan-Based Awards Table

Employment Agreements with Shared NEOs

Messrs. Ramsbottom and Cohrs are parties to employment agreements with Rentech that expire on December 31 and October 22, 2011, respectively, subject in each case to automatic one-year renewals absent 90-days’ advance notice from either party to the contrary. Under these employment agreements, Messrs. Ramsbottom and Cohrs are entitled, respectively, to (i) base salaries which, as of September 30, 2011, were $440,000 and $377,500, and (ii) annual incentive bonuses targeted at 100% and 60% of applicable base salary (with actual bonus eligibility for each executive ranging from zero to twice the applicable target).

In addition, the employment agreements provide for monthly auto allowances, as well as customary indemnification, health, welfare, retirement and vacation benefits. The Shared NEOs also receive reimbursement of certain financial and tax planning costs (though only Mr. Ramsbottom’s employment agreement expressly provides for such benefits; Rentech reimburses these costs for each of the Shared NEOs). The agreements also contain customary confidentiality and other restrictive covenants. Each of the Shared NEOs has executed a corporate confidentiality and proprietary rights agreement. Though not addressed in the employment agreements, each of the NEOs is entitled to accelerated vesting of certain equity awards in the event of a change in control of Rentech. For a discussion of the severance and change-in-control benefits for which our Shared NEOs are eligible under their employment agreements, as well as a description of the severance benefits for which our Non-Shared NEOs are eligible in connection with a change in control, see “—Potential Payments upon Termination or Change-in-Control” below.

Post-IPO Employment Agreements

In connection with this offering, our general partner has entered into new employment agreements with each of our Non-Shared NEOs (referred to herein as the “post-IPO employment agreements”), which will become effective upon the closing of this offering and will supersede these executives’ existing change in control severance agreements. Each post-IPO employment agreement continues for an initial term of two years, subject to automatic one-year renewals thereafter. Under their post-IPO employment agreements, Messrs. Ambrose, Bahl and Wallis will receive initial annual base salaries of $210,000, $199,000 and $189,000, respectively. In addition, these agreements provide that Messrs. Ambrose and Bahl will be eligible to receive annual cash bonuses targeted at 40% and 30% of base salary, respectively (and capped at 80% and 60% of base salary, respectively), while Mr. Wallis will be eligible to receive a non-targeted annual bonus of up to 150% of base salary, in each case, based on the attainment of performance criteria established by our general partner’s board of directors.

Under the post-IPO employment agreements, our Non-Shared NEOs are entitled to severance upon a termination of employment without “cause” or for “good reason” (each as defined in the applicable agreement) consisting of (i) one year of base salary continuation, (ii) payment of the executive’s target bonus for the year in which termination occurs (or, in the case of Mr. Wallis who does not have a target bonus, payment of an additional amount equal to 100% of his base salary), and (iii) up to twelve months of subsidized healthcare premiums. In addition, if our general partner elects not to renew the employment term, the affected executive is entitled to a reduced severance consisting solely of one year of base salary continuation.

Under the terms of their post-IPO employment agreements, our Non-Shared NEOs will be eligible to participate in our customary retirement, health, welfare, disability and other benefit plans. In addition, the post-IPO employment agreements contain customary non-competition and non-solicitation covenants effective during employment and for one year following termination.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information with respect to the NEOs detailing outstanding equity awards from Rentech as of September 30, 2011. This table does not include any equity awards from the Partnership, as the Partnership had not granted any equity awards at that time. With respect to our Shared NEOs, the amounts set forth below reflect the total number of each NEO’s outstanding equity awards as of September 30, 2011 rather than an allocation based on the estimated percentage of time each Shared NEO dedicated to services for REMC during fiscal year 2011. In addition to the vesting schedules described for each outstanding award in the notes to this table, certain awards may be eligible for accelerated vesting in certain circumstances (for a discussion of accelerated equity vesting, see “—Potential Payments upon Termination or Change-in-Control” below).

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)(1)
D. Hunt Ramsbottom, Jr.	250,000(2)				$4.15	7/13/2016
				787,500	$1.82	(3)
		700,000	(4)		$0.95	10/4/2020
	1,982,500				$1.82	(5)
										1,000,000	(6)	$780,000
							150,000	(7)	$117,000
							133,226	(8)	$103,916
							29,751	(9)	$23,206
							300,000	(10)	$234,000

Dan J. Cohrs							108,334	(11)	$84,501
										700,000	(6)	$546,000
							123,333	(7)	$96,200
							16,402	(9)	$12,794
		411,765	(4)		$0.95	10/4/2020
							176,471	(10)	$137,647

John A. Ambrose							33,333	(7)	$26,000
							26,471	(10)	$20,647
		61,765	(4)		$0.95	10/4/2020

Wilfred R. Bahl, Jr.							20,000	(7)	$15,600
	30,000(2)				$4.15	7/13/2016
							10,588	(10)	$8,259
		24,706	(4)		$0.95	10/4/2020

Marc E. Wallis							16,667	(7)	$13,000
							8,824	(10)	$6,883
		20,588	(4)		$0.95	10/4/2020

(1)	Calculated based on the $0.78 closing price of Rentech’s common stock on September 30, 2011.
(2)	Represents a stock option award granted on July 14, 2006 that vested in three equal annual installments on each of July 14, 2007, 2008 and 2009.
(3)	Represents a warrant granted in 2005 and held by East Cliff Advisors, LLC (an entity affiliated with Mr. Ramsbottom) that vests and expires as follows: (i) half of the warrant will vest upon the sooner of Rentech’s stock price reaching $5.25 or higher for twelve consecutive trading days or December 31, 2011, subject to Mr. Ramsbottom’s continued employment through the applicable vesting date, and will expire on December 31, 2012; and (ii) the other half of the warrant will vest upon Rentech’s stock price reaching $5.25 or higher for twelve consecutive trading days and will expire on the earlier of the ninetieth day after Mr. Ramsbottom terminates employment or December 31, 2011.
(4)	Represents stock options granted on October 4, 2010 that vest in three substantially equal annual installments on October 4, 2011, 2012 and 2013, subject to the executive’s continued employment through the applicable vesting date (these stock options are referred to below as the 2010 Options).

(5)	Represents a vested warrant held by East Cliff Advisors, LLC (an entity affiliated with Mr. Ramsbottom). The expiration date for this warrant is the earlier of the ninetieth day after Mr. Ramsbottom ceases to be employed by Rentech or December 31, 2011. This warrant was originally exercisable for 2,082,500 shares. Mr. Ramsbottom transferred a portion of the warrant exercisable for 100,000 shares to Sally Ramsbottom, his mother.
(6)	Represents RSUs granted on November 17, 2009 that are eligible to vest upon the attainment of milestones related to the development, construction and operation of Rentech’s Rialto Project or another comparable project designated by Rentech’s Compensation Committee. Subject to the executive’s continued employment through the applicable vesting date, sixty percent (60%) of the shares underlying each RSU award will vest upon the closing of financing for the project, twenty percent (20%) of the shares underlying each RSU award will vest upon completion of construction and initial operation of the project facility and twenty percent (20%) of the shares underlying each RSU award will vest upon sustained operation of the project facility (these RSUs are referred to below as the 2009 Performance-Vest RSUs).
(7)	Represents RSUs granted on November 17, 2009 that vest in three equal annual installments on November 17, 2010, 2011 and 2012, subject to the executive’s continued employment through the applicable vesting date (these RSUs are referred to below as the 2009 Time-Vest RSUs).
(8)	Represents RSUs granted on November 3, 2009, of which approximately 56% vested upon grant and the remaining portion will vest November 3, 2012, subject to the executive’s continued employment through the applicable vesting date (these RSUs are referred to below as Management Stock Purchase Plan RSUs).
(9)	Represents RSUs granted on December 10, 2009, of which 50% vested upon grant and the remaining portion will vest December 10, 2012, subject to the executive’s continued employment through the applicable vesting date (these RSUs are also referred to below as Management Stock Purchase Plan RSUs).
(10)	Represents RSUs granted on October 4, 2010 that will vest in three substantially equal annual installments on October 4, 2011, 2012 and 2013, subject to the executive’s continued employment through the applicable vesting date (these RSUs are referred to below as the 2010 RSUs).
(11)	Represents RSUs granted on December 30, 2008 that vest in three equal annual installments on October 22, 2009, 2010 and 2011, subject to the executive’s continued employment through the applicable vesting date (these RSUs are referred to below as the Cohrs Inducement RSUs).

Option Exercises and Stock Vested

The following table sets forth information with respect to the NEOs concerning the option exercises and stock vested under Rentech’s equity plan(s) during the fiscal year ending September 30, 2011. With respect to our Shared NEOs, the amounts set forth below reflect the total number of each NEO’s outstanding equity awards as of September 30, 2011 rather than an allocation based on the estimated percentage of time each Shared NEO dedicated to services for REMC during fiscal year 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
D. Hunt Ramsbottom, Jr.	—	—	357,687	$447,109
Dan J. Cohrs	—	—	225,250	$271,813
John A. Ambrose	—	—	22,667	$28,334
Wilfred R. Bahl, Jr.	—	—	20,000	$25,000
Marc E. Wallis	—	—	14,333	$17,916

(1)	Amounts shown are based on the fair market value of Rentech’s common stock on the applicable vesting date.

Potential Payments upon Termination or Change-in-Control

Our NEOs are entitled to certain payments and benefits upon qualifying terminations of employment, and in certain cases, upon a change in control. The following discussion describes the terms and conditions of these payments and benefits and the circumstances in which they will be paid or provided. All severance payments are conditioned upon the executive’s execution of a general release of claims against the employer.

Shared NEOs, Termination Not in Connection with a Change in Control

Under the Shared NEOs’ employment agreements (described in “—Severance Benefits” above), upon termination of the executive’s employment by Rentech without cause, by the executive with good reason or, in the case of Mr. Ramsbottom only, due to a non-renewal of his employment term by Rentech (each as defined in the employment agreements), the executive is entitled to receive: (i) an amount equal to three times (in the case of Mr. Ramsbottom) or one times (in the case of Mr. Cohrs) base salary, payable in substantially equal installments over a two-year period (for Mr. Ramsbottom) or a one-year period (for Mr. Cohrs), plus (ii) in the case of Mr. Cohrs, payment of his target annual bonus on the date that annual bonuses are paid generally for the year in which termination occurs, and (iii) company-paid continuation health benefits for up to eighteen months following the date of termination. Upon termination of Mr. Cohrs’ employment in connection with Rentech’s non-renewal of his employment term, he will be entitled to receive an amount equal to one times base salary, payable over the one-year period following termination, and will be eligible to receive an annual bonus for the year of termination.

In addition, the Shared NEOs will be entitled to the following enhanced vesting provisions with respect to qualifying terminations occurring outside of the context of a change in control of Rentech:

•

The 2010 Options, 2010 RSUs, the 2009 Time-Vest RSUs and the Management Stock Purchase Plan RSUs held by the executive will accelerate and vest in full upon a termination of employment due to the applicable executive’s death or disability.

•

The 2009 Performance-Vest RSUs held by the executive will, following the executive’s termination due to his death or disability, remain outstanding and eligible to vest for a period of six months following such termination and will vest if and to the extent that applicable vesting milestones are attained during such period.

•

The Cohrs Inducement RSU will vest upon Mr. Cohrs’ termination (i) without cause or for good reason, as to the number of shares for which the RSU would have vested over the twelve-month period immediately following such termination had Mr. Cohrs remained employed, and (ii) due to Mr. Cohrs’ death or disability, on an accelerated basis with respect to all shares subject to the RSU.

Shared NEOs, Change in Control (No Termination)

The Shared NEOs are not entitled to any cash payments based solely on the occurrence of a change in control of Rentech (absent any qualifying termination), however, the following enhanced vesting provisions will apply: (i) the Shared NEOs will be entitled to full accelerated vesting upon such change in control with respect to their Management Stock Purchase Plan RSUs, and (ii) the Cohrs Inducement RSU will vest in full. The 2010 Options, 2010 RSUs, 2009 Time-Vest RSUs and 2009 Performance-Vest RSUs are not impacted by a change in control of Rentech (absent a qualifying termination in connection with such change in control).

Shared NEOs, Termination in Connection with a Change in Control

If either of the Shared NEOs terminates employment without cause, for good reason or due a non-renewal of his employment term by Rentech, in any case, within three months before or two years after a change in control of Rentech, then the executive will receive the severance described above, except that (i) the base salary component of the executive’s severance will be paid in a lump sum and (ii) if the executive’s actual annual bonus for the year immediately preceding the change in control exceeds his target bonus for the year in which the termination occurs, (A) in the case of Mr. Ramsbottom, he will receive two times base salary plus the amount of such prior-year bonus (instead of three times his base salary) and (B) in the case of Mr. Cohrs, he will receive one times base salary plus the amount of such prior-year bonus (instead of base salary plus target annual bonus). The Shared NEOs’ employment agreements entitle each of these executives to a “gross-up” payment from Rentech covering all taxes, penalties and interest associated with any “golden parachute” excise taxes that are imposed on the executives by reason of Internal Revenue Code Section 280G in connection with a change in control of Rentech.

In addition, the Shared NEOs will be entitled to the following enhanced vesting provisions with respect to qualifying terminations occurring in connection with a change in control of Rentech:

•

The 2010 Options, the 2010 RSUs and the 2009 Time-Vest RSUs will vest in full if the executive terminates employment without cause or for good reason, in either case, within sixty days prior to or one year after the change in control.

•	As noted above, the Management Stock Purchase Plan RSUs held by the executive will vest in full upon the change in control (without regard to whether the executive terminates employment).

•

The 2009 Performance-Vest RSUs held by the executive will remain outstanding and eligible to vest for a period of six months following the executive’s termination without cause or for good reason, in either case, occurring within sixty days prior to or one year after the change in control, and these RSUs will vest if and to the extent that applicable vesting milestones are attained during such period.

•

The Cohrs Inducement RSU will vest in full if a change in control occurs within two months after Mr. Cohrs’ termination of employment without cause or for good reason (in addition to vesting in full if the change in control occurs while Mr. Cohrs remains employed).

Non-Shared NEOs, Termination in Connection with a Change in Control

Each of Messrs. Ambrose, Bahl and Wallis has entered into a change in control severance benefits agreement with REMC, dated as of August 1, 2010, May 10, 2011, and August 12, 2008, respectively. Under these agreements, upon termination of employment by the employer without cause or by the executive for good reason (each as defined in the applicable agreement), in either case, within one month before or one year after a change in control of REMC, the executive is entitled to receive: (i) an amount equal to one times his annual base salary plus a bonus of 40% annual base salary or, with respect to Mr. Wallis, 20% of annual base salary, and (ii) company-paid continuation health benefits for up to 12 months. Cash severance payments will be paid in substantially equal installments over a twelve-month period following the date of termination (or, if later, the consummation of the change in control). During employment and for one year following termination, the change in control severance benefits agreements prohibit these NEOs from soliciting certain of our employees and customers. Upon the closing of this offering, these agreements will be superseded and replaced by the post-IPO employment agreements (see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table”).

In addition, the 2010 Options, the 2010 RSUs and the 2009 Time-Vest RSUs held by each Non-Shared NEO will vest in full if the executive terminates employment without cause or for good reason, in either case, within sixty days prior to or one year after the change in control. Each Non-Shared NEO is also entitled to full accelerated vesting of these equity awards if the executive terminates employment due to death or disability.

The following table summarizes the change-in-control and/or severance payments and benefits to which we expect that our NEOs would have become entitled if the relevant event(s) had occurred on September 30, 2011, in accordance with applicable disclosure rules. The amounts set forth below take into account only obligations expected to exist as of the closing of this offering. With respect to our Shared NEOs, the amounts set forth below reflect the portion of these NEOs’ change-in-control and severance payments that we estimate will be attributable to services performed by these NEOs for REMC during fiscal year 2011, calculated in the same manner as amounts disclosed for these Shared NEOs in the Summary Compensation Table.

Name	Benefit	Termination without Cause or for Good Reason ($)		Termination due to Non- Renewal ($)		Termination due to Death/ Disability ($)		Qualifying Termination in Connection with a Change in Control		Change in Control (No Termination)
D. Hunt
Ramsbottom, Jr.	Cash Severance	$264,000	(1)	$264,000	(1)	—		$264,000	(2)	—
	Value of Accelerated Stock Awards(3)	—		—		$19,125	(4)	$50,325	(5)	$5,085	(6)
	Value of Accelerated Option Awards(7)	—		—		$0	(8)	$0	(9)	—
	Value of Healthcare Premiums	$5,379	(10)	$5,379	(10)	—		$5,379	(10)	—
	Value of Excise Tax Gross-Up	—		—		—		$—	(11)	$—	(11)
	Total	$269,379		$269,379		$19,125		$319,704		$5,085

Dan J. Cohrs	Cash Severance	$120,800	(12)	$75,500	(13)	—		$120,800	(14)	—
	Value of Accelerated Stock Awards(3)	$3,380	(15)	—		$13,246	(16)	$35,086	(17)	$3,892	(18)
	Value of Accelerated Option Awards(7)	—		—		$0	(19)	$0	(20)	—
	Value of Healthcare Premiums	$5,379	(10)	—		—		$5,379	(10)	—
	Value of Excise Tax Gross-Up	—		—		—		$—	(11)	$—	(11)
	Total	$129,559		$75,500		$13,246		$161,265		$3,892

John A. Ambrose	Cash Severance	—		—		—		$256,038	(12)	—
	Value of Accelerated Stock Awards(3)	—		—		$46,647	(21)	$46,647	(21)	—
	Value of Accelerated Option Awards(7)	—		—		$0	(22)	$0	(22)	—
	Value of Healthcare Premiums	—		—		—		$17,930	(10)	—
	Total	—		—		$46,647		$320,615		—

Wilfred R. Bahl, Jr.	Cash Severance	—		—		—		$253,278	(12)	—
	Value of Accelerated Stock Awards(3)	—		—		$23,859	(23)	$23,859	(23)	—
	Value of Accelerated Option Awards(7)	—		—		$0	(24)	$0	(24)	—
	Value of Healthcare Premiums	—		—		—		$17,930	(10)	—
	Total	—		—		$23,859		$295,067		—

Marc E. Wallis	Cash Severance	—		—		—		$216,000	(12)	—
	Value of Accelerated Stock Awards(3)	—		—		$19,883	(25)	$19,883	(25)	—
	Value of Accelerated Option Awards(7)	—		—		$0	(26)	$0	(26)	—
	Value of Healthcare Premiums	—		—		—		$17,930	(10)	—
	Total	—		—		$19,883		$253,813		—

(1)	Represents three times Mr. Ramsbottom’s annual base salary, payable over the two-year period after his termination date.
(2)	Represents three times Mr. Ramsbottom’s annual base salary, payable in a lump sum upon termination.
(3)	Value of RSUs determined by multiplying the number of accelerating RSUs by the fair market value of Rentech’s common stock ($0.78) on September 30, 2011.
(4)

Represents the aggregate value of 60,000 unvested 2010 RSUs, 30,000 unvested 2009 Time-Vest RSUs and unvested 32,595 Management Stock Purchase Plan RSUs held by Mr. Ramsbottom that would have vested on an accelerated basis upon Mr. Ramsbottom’s termination due to death or disability on September 30, 2011.

(5)

Represents the aggregate value of (i) 60,000 unvested 2010 RSUs, 30,000 unvested 2009 Time-Vest RSUs and 200,000 unvested 2009 Performance-Vest RSUs that would have vested on an accelerated basis if Mr. Ramsbottom terminated employment without cause or for good reason on September 30, 2011 and, in either case, such termination occurred within sixty days prior to or one year after a change in control of Rentech, and (ii) 32,595 unvested Management Stock Purchase Plan RSUs. We have assumed for purposes of this calculation that (A) all performance criteria applicable to the 2009 Performance-Vest RSUs were attained on September 30, 2011 (and, accordingly, the unvested 2009 Performance-

Vest RSUs held by Mr. Ramsbottom vested in full on such date) and (B) the relevant change in control occurred on September 30, 2011 (and, accordingly, the unvested Management Stock Purchase Plan RSUs held by Mr. Ramsbottom vested in full on such date).
(6)	Represents the aggregate value of 32,595 unvested Management Stock Purchase Plan RSUs held by Mr. Ramsbottom that would have vested on an accelerated basis upon a change in control of Rentech.
(7)	Value of options determined by multiplying the fair market value of Rentech’s common stock ($0.78) on September 30, 2011, less the applicable exercise price, by the number of accelerating options.
(8)

Represents the aggregate value of 140,000 unvested 2010 Options held by Mr. Ramsbottom that would have vested on an accelerated basis upon Mr. Ramsbottom’s termination due to death or disability on September 30, 2011.

(9)

Represents the aggregate value of 140,000 unvested 2010 Options held by Mr. Ramsbottom that would have vested on an accelerated basis if Mr. Ramsbottom terminated employment without cause or for good reason on September 30, 2011 and, in either case, such termination occurred within sixty days prior to or one year after the change in control.

(10)

Represents the cost of Company-paid continuation health benefits for eighteen months (in the case of the Shared NEOs) or twelve months (in the case of the Non-Shared NEOs), based on our estimated costs to provide such coverage. For purposes of continuation health benefits, a “qualifying termination in connection with a change in control” means: (i) for Mr. Ramsbottom, a termination without cause, for good reason or due to Rentech’s non-renewal of his employment agreement within three months before or two years after a change in control of Rentech, and (ii) for the remaining NEOs, a termination without cause or for good reason (A) for Mr. Cohrs, within three months before or two years after a change in control of Rentech, and (B) for the Non-Shared NEOs, within one month before or one year after a change in control of REMC.

(11)

Represents tax gross-up payments to compensate for excise taxes imposed by Section 4999 of the Internal Revenue Code on the payments and benefits provided (as well as any related taxes on such payment). The assumptions used to calculate the excise tax gross-up include the following: an excise tax rate of 20%, a federal tax rate of 25%, California state tax rate of 8.0929% (in the case of Mr. Ramsbottom) or 7.3846% (in the case of Mr. Cohrs) and a Medicare tax rate of 1.45%.

(12)

Represents the executive’s annual base salary, payable over the one-year period after his termination date, plus (i) with respect to Mr. Cohrs, his target annual incentive bonus and (ii) with respect to Messrs. Ambrose, Bahl and Wallis, a bonus equal to 40%, 40% and 20% of their respective annual base salaries.

(13)	Represents Mr. Cohrs’ annual base salary, payable over the one-year period after his termination date.
(14)	Represents Mr. Cohrs’ annual base salary plus target bonus, payable in a lump sum upon termination.
(15)

Represents the aggregate value of 21,667 unvested Cohrs Inducement RSUs that would have vested on an accelerated basis if Mr. Cohrs terminated employment without cause or for good reason on September 30, 2011 (based on the number of Cohrs Inducement RSUs that would have vested over the one-year period following Mr. Cohrs termination, had he remained employed).

(16)

Represents the aggregate value of 21,667 unvested Cohrs Inducement RSUs, 35,294 unvested 2010 RSUs, 24,667 unvested 2009 Time-Vest RSUs, unvested 3,280 Management Stock Purchase Plan RSUs held by Mr. Cohrs that would have vested on an accelerated basis upon Mr. Cohrs’ termination due to death or disability on September 30, 2011.

(17)

Represents the aggregate value of (i) 35,294 unvested 2010 RSUs, 24,667 unvested 2009 Time-Vest RSUs and 140,000 unvested 2009 Performance-Vest RSUs that would have vested on an accelerated basis if Mr. Cohrs terminated employment without cause or for good reason on September 30, 2011 and, in either case, such termination occurred within sixty days prior to or one year after a change in control of Rentech, (ii) 21,667 unvested Cohrs Inducement RSUs, and (iii) 3,280 unvested Management Stock Purchase Plan RSUs. We have assumed for purposes of this calculation that (A) all performance criteria applicable to the 2009 Performance-Vest RSUs were attained on September 30, 2011 (and, accordingly, the unvested 2009 Performance-Vest RSUs held by Mr. Cohrs vested in full on such date) and (B) the relevant change in control occurred on September 30, 2011 (and, accordingly, the unvested Cohrs Inducement RSUs and the unvested Management Stock Purchase Plan RSUs held by Mr. Cohrs, in each case, vested in full on such date).

(18)

Represents the aggregate value of 3,280 unvested Management Stock Purchase Plan RSUs held by Mr. Cohrs and 21,667 unvested Cohrs Inducement RSUs, in each case, that would have vested on an accelerated basis upon a change in control of Rentech.

(19)

Represents the aggregate value of 82,353 unvested 2010 Options held by Mr. Cohrs that would have vested on an accelerated basis upon Mr. Cohrs’ termination due to death or disability on September 30, 2011.

(20)

Represents the aggregate value of 82,353 unvested 2010 Options held by Mr. Cohrs that would have vested on an accelerated basis if Mr. Cohrs terminated employment without cause or for good reason on September 30, 2011 and, in either case, such termination occurred within sixty days prior to or one year after the change in control.

(21)

Represents the aggregate value of 26,471 unvested 2010 RSUs and 33,333 unvested 2009 Time-Vest RSUs held by Mr. Ambrose that would have vested on an accelerated basis upon either (i) Mr. Ambrose’s termination due to death or disability on September 30, 2011, or (ii) Mr. Ambrose’s termination without cause or for good reason within one month before or one year after a change in control of REMC.

(22)

Represents the aggregate value of 61,765 unvested 2010 Options held by Mr. Ambrose that would have vested on an accelerated basis upon either (i) Mr. Ambrose’s termination due to death or disability on September 30, 2011, or (ii) Mr. Ambrose’s termination without cause or for good reason within one month before or one year after a change in control of REMC, in each case.

(23)

Represents the aggregate value of 10,588 unvested 2010 RSUs and 20,000 unvested 2009 Time-Vest RSUs held by Mr. Bahl that would have vested on an accelerated basis upon either (i) Mr. Bahl’s termination due to death or disability on September 30, 2011, or (ii) Mr. Bahl’s termination without cause or for good reason within one month before or one year after a change in control of REMC.

(24)

Represents the aggregate value of 24,706 unvested 2010 Options held by Mr. Bahl that would have vested on an accelerated basis upon either (i) Mr. Bahl’s termination due to death or disability on September 30, 2011, or (ii) Mr. Bahl’s termination without cause or for good reason within one month before or one year after a change in control of REMC.

(25)

Represents the aggregate value of 8,824 unvested 2010 RSUs and 16,667 unvested 2009 Time-Vest RSUs held by Mr. Wallis that would have vested on an accelerated basis upon either (i) Mr. Wallis’ termination due to death or disability on September 30, 2011, or (ii) Mr. Wallis’ termination without cause or for good reason within one month before or one year after a change in control of REMC.

(26)

Represents the aggregate value of 20,588 unvested 2010 Options held by Mr. Wallis that would have vested on an accelerated basis upon either (i) Mr. Wallis’ termination due to death or disability on September 30, 2011, or (ii) Mr. Wallis’ termination without cause or for good reason within one month before or one year after a change in control of REMC, in each case.

Director Compensation

We and our general partner were formed in July 2011 and have not yet developed or implemented a compensation program for our non-employee directors, nor do we expect to implement a director compensation program prior to the closing of this offering. Prior to our formation, directors of REMC were not separately compensated for their service on REMC’s board of directors. We are currently considering a compensation program for our non-employee directors for future implementation that may consist of some or all of annual retainer fees, committee chair retainer fees and/or long-term equity awards; however, there can be no assurance at this time that such a program will be implemented or that it will consist of the components noted here. Directors who are also employees of our general partner and/or Rentech will not receive fees for service on our board of directors. We have not made any payments to our non-employee directors or director nominees to date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units upon the closing of this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s named executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding common units; and

•	all of our general partner’s executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all common units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o Rentech Nitrogen Partners, L.P., 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024.

Name and Address of Beneficial Owner	Amount and Nature of Common Units to be Beneficially Owned		Percentage of Total Common Units(1)
Rentech Nitrogen GP, LLC(2)	—		—
RNHI(3)	23,250,000	(4)	60.8	%(4)
D. Hunt Ramsbottom, Jr.	—		—
Dan J. Cohrs	—		—
John H. Diesch	—		—
John A. Ambrose	—		—
Wilfred R. Bahl, Jr.	—		—
Marc E. Wallis	—		—
Colin M. Morris	—		—
Halbert S. Washburn	—		—
Michael F. Ray	—		—
Michael S. Burke	—		—
All directors and executive officers as a group (10 persons)	—		—

*	Less than 1%.
(1)	Based on 38,250,000 common units outstanding following this offering.
(2)	Rentech Nitrogen GP, LLC, a wholly owned subsidiary of RNHI, is our general partner and manages and operates our business and has a non-economic general partner interest.
(3)	RNHI is an indirect wholly owned subsidiary of Rentech.
(4)	If the underwriters exercise their option to purchase additional common units in full, RNHI will own 21,000,000, or approximately 54.9%, of our outstanding common units upon the closing of this offering.

The following table sets forth, as of September 30, 2011, the number of shares of common stock of Rentech owned by each of the named executive officers and directors of our general partner and all executive officers and directors of our general partner as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of common stock beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of the following persons is c/o Rentech Nitrogen Partners, L.P., 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024.

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned(1)	Percentage of Total Common Stock(1)(2)
D. Hunt Ramsbottom, Jr.(3)(4)	3,416,900	1.5%
Dan J. Cohrs	594,615	*
John H. Diesch	197,354	*
John A. Ambrose	63,676	*
Wilfred R. Bahl, Jr.	137,359	*
Marc E. Wallis	47,114	*
Colin M. Morris	430,115	*
Halbert S. Washburn	304,600	*
Michael F. Ray(5)	444,337	*
Michael S. Burke	297,600	*
All directors and executive officers as a group (10 persons)	5,933,670	2.6%

*	Less than 1%
(1)	If a person has the right to acquire shares of common stock subject to options and other convertible or exercisable securities within 60 days of September 30, 2011, then such shares are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The following shares of common stock subject to stock options, warrants and restricted stock units (including restricted stock units which are fully vested but not yet paid out until the earlier of the recipient’s termination and three years from award) may be acquired within 60 days of September 30, 2011 and are included in the table above:

•	D. Hunt Ramsbottom, Jr.—1,982,500 under warrants, 483,333 under options and 175,000 under restricted stock units;

•	Dan J. Cohrs—137,255 under options and 228,824 under restricted stock units;

•	John H. Diesch—94,902 under options and 23,529 under restricted stock units;

•	John A. Ambrose—20,588 under options and 8,824 under restricted stock units;

•	Wilfred R. Bahl, Jr.—38,325 under options and 3,529 under restricted stock units;

•	Marc E. Wallis—6,863 under options and 2,941 under restricted stock units;

•	Colin M. Morris—129,902 under options and 56,862 under restricted stock units;

•	Halbert S. Washburn—86,500 under options;

•	Michael F. Ray—86,500 under options;

•	Michael S. Burke—91,500 under options; and

•	all directors and executive officers as a group—1,982,500 under warrants, 1,175,578 under options and 499,509 under restricted stock units.

(2)	Based on 223,408,871 shares of common stock outstanding as of September 30, 2011.
(3)

Includes a warrant held by East Cliff Advisors, LLC for 1,982,500 shares and excludes a warrant held by East Cliff Advisors, LLC for 787,500 shares. With respect to the warrant for 787,500 shares, the warrant will vest with respect to half of the shares upon the earlier of Rentech’s stock price reaching $5.25 per share or higher for 12 consecutive trading days or December 31, 2011 as long as Mr. Ramsbottom is still an employee of Rentech. The warrant will vest with respect to the other 393,750 shares upon Rentech’s stock price reaching $5.25 per share or higher for 12 consecutive trading days. The exercise price of the warrant is $1.82 per share. Mr. Ramsbottom is the managing member and has sole investment and voting power in East Cliff Advisors, LLC.
(4)	Includes 38,000 shares held for the benefit of Mr. Ramsbottom’s children as to which Mr. Ramsbottom disclaims beneficial ownership.
(5)	Includes 7,500 shares held by Mr. Ray’s spouse’s IRA as to which Mr. Ray disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon consummation of this offering, RNHI, an indirect wholly-owned subsidiary of Rentech, will own (i) 23,250,000 common units, representing approximately 60.8% of our outstanding common units (or 21,000,000 common units representing approximately 54.9% of our outstanding common units if the underwriters exercise their option to purchase additional common units in full); and (ii) all of the member interests in our general partner and our general partner will own a general partner interest in us.

Distributions and Payments to Rentech and its Affiliates

The following table summarizes the distributions and payments made or to be made by us to Rentech and its affiliates (including our general partner) in connection with the formation, ongoing operation and any liquidation of the Partnership. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Offering Stage

The consideration received by Rentech and its affiliates for the contribution of REMC to us	•	23,250,000 common units;

•	a non-economic general partner interest; and

•	approximately $39.8 million in cash, in part, as reimbursement for certain capital expenditures made with respect to the contributed assets.

Distributions to RNHI	•

We intend to use approximately $39.8 million of the net proceeds of this offering to make a distribution to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects; for federal income tax purposes, when REMC converts to a limited liability company (as described in “The Transactions and Our Structure and Organization—The Transactions”), RNHI is treated as having been the party that made such expenditures with respect to our facility, and

•	We intend to use a portion of the net proceeds of this offering to make a distribution to RNHI as described in “Use of Proceeds.”

If the underwriters exercise their option to purchase up to 2,250,000 additional common units in full, the additional net proceeds would be approximately $41.9 million. The net proceeds from any exercise of such option will be used to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise. See “The Transactions and Our Structure and Organization” and “Use of Proceeds.”

Post-IPO Operational Stage

Distributions to RNHI and its affiliates	•

We will generally make cash distributions to our unitholders pro rata, including to RNHI, as a holder of common units. Upon consummation of the offering, RNHI will own 23,250,000 common units, representing approximately 60.8% of our outstanding common units (or 21,000,000 common units representing approximately 54.9% of our outstanding common units if the underwriters exercise their option to purchase additional common units in full) and would receive a pro rata percentage of the cash available for distribution that we distribute in respect thereof.

Payments to our general partner and its affiliates	•

We will reimburse our general partner and its affiliates for all expenses incurred on our behalf. In addition we will reimburse Rentech for certain operating expenses and for the provision of various general and administrative services for our benefit under the services agreement.

Liquidation Stage

Liquidation	•	Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Transactions between REMC and Rentech

Management Services Agreement

REMC and Rentech entered into a management services agreement on April 26, 2006, as amended on July 29, 2011, pursuant to which Rentech agreed to provide management, consulting and financial planning services to REMC in connection with the operation and growth of REMC in the ordinary course of its business. As compensation for these services, REMC pays Rentech the actual corporate overhead costs incurred by Rentech on behalf of REMC, including, without limitation, compensation expenses for Rentech personnel providing services to REMC, stock-based and incentive bonus compensation expenses of REMC personnel, legal, audit, accounting and tax services expenses, income tax expenses and software expenses. Under the agreement, REMC agreed to indemnify Rentech and its affiliates against losses and liabilities incurred in connection with the performance of services under the agreement, unless such losses or liabilities arise from Rentech’s bad faith or gross negligence. Such charges are accrued during each quarter and due and payable by REMC from time to time upon Rentech’s demand and upon termination of the management services agreement. For the nine months ended June 30, 2011 and 2010, the total corporate overhead costs incurred by Rentech and allocated to REMC were approximately $1.3 million and $1.1 million, respectively. For the fiscal years ended September 30, 2010, 2009 and 2008, the total corporate overhead costs incurred by Rentech and allocated to REMC were approximately $1.4 million, $1.6 million and $1.3 million, respectively.

The management services agreement will terminate in accordance with its terms at the closing of this offering, and upon its termination, REMC will be required to pay Rentech any corporate overhead costs owed by REMC under the agreement. We estimate that the amount of these corporate overhead costs will be approximately $16.6 million, which primarily represent estimated income taxes attributable to REMC.

Intercompany Loans and Related Dividends

Between October 2007 and July 2010, REMC made the following intercompany loans to Rentech to supplement its working capital needs:

•

In May 2008, REMC incurred a term loan in the principal amount of $26.5 million and made an intercompany loan to Rentech in the principal amount of approximately $32.4 million, which included approximately $24.8 million of net loan proceeds and $7.6 million of cash on hand.

•

In June 2008, REMC upsized the May 2008 term loan to the principal amount of $53.0 million and used a portion of the net loan proceeds to make an intercompany loan to Rentech in the principal amount of approximately $15.1 million.

•

In January 2010, REMC refinanced its outstanding term loan with a new term loan in the principal amount of $62.5 million and used a portion of the net proceeds to make an intercompany loan to Rentech in the principal amount of approximately $17.6 million.

•

In July 2010, REMC incurred an incremental term loan in the principal amount of $20.0 million and used a portion of the net loan proceeds to make an intercompany loan to Rentech in the principal amount of approximately $18.5 million.

•	During the period from August 2007 through October 2009, REMC made other periodic intercompany loans to Rentech from cash on hand in an aggregate principal amount of approximately $86.9 million.

These intercompany loans did not bear interest and were due and payable upon demand by REMC. Rentech could prepay these intercompany loans at any time and from time to time without premium or penalty.

During the period from October 1, 2007 through June 30, 2011, pursuant to the management services agreement, Rentech made payments for corporate overhead costs on behalf of REMC, and used a portion of Rentech’s net operating loss carryforwards to satisfy income taxes attributable to REMC. During this period, Rentech and REMC elected to offset approximately $73.3 million of such corporate overhead costs and net operating loss carryforwards against a portion of the intercompany loans. The amount of such offset included approximately $59.5 million of net operating loss carryforwards used to satisfy income taxes attributable to REMC. In June 2011, the remaining approximately $112.7 million of intercompany loans was reclassified as a dividend from REMC to Rentech. As of June 30, 2011, REMC owed Rentech approximately $15.5 million for corporate overhead costs paid by Rentech on REMC’s behalf and net operating loss carryforwards used by Rentech to satisfy income taxes attributable to REMC.

Other Dividends

In November 2010, REMC incurred an incremental term loan in the principal amount of $52.0 million and made a dividend to Rentech in the amount of approximately $50.9 million.

In March 2011, REMC paid a dividend to Rentech with cash on hand in the amount of $5.0 million.

In June 2011, REMC refinanced all of its existing term loans with a new $150.0 million term loan and made a dividend to Rentech in the amount of approximately $67.0 million.

At the closing of this offering, REMC will distribute all of its cash, estimated to be approximately $40.6 million, to RNHI.

Our Agreements with Rentech

Upon the closing of this offering, we, our general partner and Rentech will enter into the following agreements which will govern the business relations among us, our general partner and Rentech. These agreements were not the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to each party to these agreements as terms which could have been obtained from unaffiliated third parties.

Contribution Agreement

Prior to the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as the contribution agreement, with Rentech, RDC, RNHI, our general partner and REMC. Under the contribution agreement, the following transactions, among other things, will take place in the order they are listed upon the closing of this offering:

•	RDC will convert into a corporation organized under the laws of the State of Delaware;

•	RDC will contribute the capital stock in REMC to RNHI;

•	REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC;

•	REMC will pay an estimated $16.6 million to Rentech and, following such payment, our management services agreement with Rentech will terminate in accordance with its terms;

•	REMC’s employees will be transferred to, and become employees of, our general partner;

•	REMC will distribute to RNHI all of REMC’s cash, estimated to be approximately $40.6 million;

•

RNHI will contribute the member interests in REMC to us in exchange for (i) 23,250,000 common units, and (ii) the right to receive from us approximately $39.8 million in cash, in part as a reimbursement for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility; for federal income tax purposes, when REMC converts to a limited liability company (as described above), RNHI is treated as having been the party that made such expenditures with respect to our facility;

•

we will use (i) approximately $150.8 million of the net proceeds of this offering to make a capital contribution to REMC for the repayment in full and termination of REMC’s existing term loan and the payment of related fees and expenses and (ii) use the remainder of the net proceeds as described in “Use of Proceeds”;

•

we will distribute approximately $39.8 million of the net proceeds of this offering to RNHI to reimburse it for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of our facility, including expenditures for preliminary work relating to our expansion projects;

•	we will use the balance of the net proceeds of this offering to make a distribution to RNHI;

•

our partnership agreement and the limited liability company agreement of our general partner will be amended and restated to the extent necessary to reflect the transactions in the contribution agreement;

•	we will redeem the limited partner interest issued to RDC and subsequently transferred to RNHI and will retire such limited partner interest in exchange for a payment of $980 to RNHI; and

•

if and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise.

The agreement will also contain a provision whereby, in connection with the transfer of REMC’s employees to our general partner, all related benefit plans and other agreements between REMC and the transferred employees will be assigned to us, subject to receipt of any necessary consents from third parties. The agreement will also contain an indemnity provision whereby our general partner, as the indemnifying party, will indemnify us and REMC for any losses and liabilities incurred in connection with the transfer and employment of the transferred employees, including the transferred employees represented by collective bargaining agreements, and the existing collective bargaining agreement covering such employees.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with our general partner and Rentech. Under the omnibus agreement, Rentech will indemnify us for:

•

environmental liabilities of REMC (excluding liabilities related to the matter described in “Business—Legal Proceedings” in an amount not to exceed $550,000 and environmental liabilities relating to the potential removal of asbestos at our facility in an amount not to exceed $325,000) to the extent arising out of the ownership or operation of REMC prior to the closing of this offering and that are asserted during the period ending on the third anniversary of the closing of this offering;

•

liabilities relating to REMC (excluding environmental liabilities, pre-closing income tax liabilities, liabilities reflected on the balance sheet of REMC as of June 30, 2011 and liabilities that have arisen since June 30, 2011 in the ordinary course of business) to the extent arising out of the ownership or operation of REMC prior to the closing of this offering and that are asserted during the period ending on the seventh anniversary of the closing of this offering;

•	pre-closing income tax liabilities that are asserted during the period ending on the 30th day after the expiration of the applicable statute of limitations;

•

our failure, as of the closing of this offering, to be the owner of valid and indefeasible easement rights, contractual rights, leasehold interests and/or fee ownership interests in and to the lands on which our facility or our ammonia storage space in Niota, Illinois are located, and if such failure renders us liable to a third party or unable to use our facility or such ammonia storage space in substantially the same manner they were used and operated immediately prior to the closing of this offering, which failure(s) are identified prior to the fifth anniversary of the closing of this offering; and

•	events and conditions associated with any assets retained by Rentech.

Rentech’s obligation to indemnify us for liabilities described in the first two bullets above will be subject to (i) a $250,000 aggregate annual deductible; and (ii) a $10.0 million aggregate cap. In addition, Rentech will not be obligated to indemnify us for liabilities satisfied through the use of net operating loss carry-forwards in accordance with the terms of our management services agreement with Rentech.

We will indemnify Rentech and any of its direct or indirect subsidiaries (excluding us and any of our direct or indirect subsidiaries) for:

•	liabilities of REMC (excluding post-closing income tax liabilities) to the extent arising out of the ownership or operation of REMC on or after the closing of this offering;

•

post-closing income tax liabilities (excluding pre-closing income tax liabilities and income tax liabilities attributable to Rentech’s indirect ownership of REMC through its ownership in us after the closing of this offering) that are asserted during the period ending on the 30th day after the expiration of the applicable statute of limitations;

•	liabilities related to the matter described in “Business—Legal Proceedings” in an amount not to exceed $550,000;

•	environmental liabilities relating to the potential removal of asbestos at our facility in an amount not to exceed $325,000;

•	any liabilities (excluding environmental liabilities and pre-closing income tax liabilities) to the extent reflected on the balance sheet of REMC as of June 30, 2011; and

•	any liabilities (excluding environmental liabilities and pre-closing income tax liabilities) that have arisen since June 30, 2011 in the ordinary course of business.

Our obligation to indemnify Rentech for liabilities described in the first bullet above will be subject to (i) a $250,000 aggregate annual deductible and (ii) a $10.0 million aggregate cap.

Subject to the terms and conditions of the omnibus agreement, Rentech and its affiliates will grant us and our general partner a royalty-free, worldwide, non-exclusive, non-sublicensable and non-transferable (without the prior written consent of Rentech) right and license to use the Rentech corporate logo and the Rentech name.

Services Agreement

Upon the closing of this offering, we, our general partner and Rentech will enter into a services agreement, pursuant to which we, our general partner and our operating company will obtain certain management and other services from Rentech. Under this agreement, our general partner will engage Rentech to provide certain administrative services to us. Rentech will provide us with the following services under the agreement, among others:

•

services from certain of Rentech’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve us on a shared, part-time basis only, unless we and Rentech agree otherwise;

•

administrative and professional services, including legal, accounting services, human resources, information technology, insurance, tax, credit, finance, payroll, investor and public relations, communications, government affairs and regulatory affairs;

•

recommendations on capital raising activities to the board of directors of our general partner, including the issuance of debt or equity securities, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for us, and providing safety and environmental advice;

•	recommendations regarding the declaration and payment of cash distributions; and

•	managing or providing advice for other projects, including acquisitions, as may be agreed by Rentech and our general partner from time to time.

As payment for services provided under the agreement, we, our general partner, and our operating subsidiary, will be obligated to reimburse Rentech for (i) all costs, if any, incurred by Rentech or its affiliates in connection with the employment of its employees who are seconded to us and who provide us services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by Rentech or its affiliates in connection with the employment of its employees, excluding the seconded personnel, who provide us services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by Rentech on a commercially reasonable basis, based on the estimated percent of total working time that such personnel are engaged in performing services for us; (iii) a prorated share of certain administrative costs in accordance with the terms of the agreement, including office costs, services by outside vendors (including employee compensation and benefit plan services), other general and administrative costs; (iv) any costs, expenses and claims related to employee benefits provided to employees of our general partner, us or our operating subsidiary that have been paid by Rentech, but excluding share-based compensation; and (v) any taxes (other than income taxes, gross receipt taxes and similar taxes) incurred by Rentech or its affiliates for the services provided under the agreement. We will be required to pay Rentech within 30 days for invoices it submits to us under the agreement.

We, our general partner and our operating company will not be required to pay any salaries, bonuses or benefits directly to any of Rentech’s employees who will provide services to us on a full-time or part-time basis; Rentech will continue to be responsible for their compensation. We expect that personnel performing the actual day-to-day business and operations at our facility will be employed directly by our general partner, and we will bear all salaries, bonuses, employee benefits and other personnel costs for these employees.

Either Rentech or our general partner may temporarily or permanently exclude any particular service from the scope of the agreement upon 180 days’ notice unless such notice is waived in writing by our general partner. At any time, Rentech may temporarily or permanently exclude any employee of Rentech or its affiliates from providing the services under the agreement. Rentech will also have the right to delegate the performance of some or all of the services to be provided pursuant to the agreement to one of its affiliates or any other person or entity, though such delegation will not relieve Rentech from its obligations under the agreement. Beginning one year after the closing of this offering, either Rentech or our general partner will have the right to terminate the agreement upon at least 180 days’ notice, but not more than one year’s notice. Furthermore, our general partner will have the right to terminate the agreement immediately if Rentech becomes bankrupt, or dissolves and commences liquidation or winding-up.

In order to facilitate the carrying out of services under the agreement, we, on the one hand, and Rentech and its affiliates, on the other, will grant one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances. However, Rentech will not grant any right to license its alternative energy technology under the agreement.

The agreement will also contain an indemnity provision whereby we, our general partner and our operating company, as indemnifying parties, will agree to indemnify Rentech and its affiliates (other than the indemnifying parties themselves) against losses and liabilities incurred in connection with the performance of services under the agreement or any breach of the agreement, unless such losses or liabilities arise from a breach of the agreement by Rentech or other misconduct on its part, as provided in the agreement. The agreement will also contain a provision stating that Rentech is an independent contractor under the agreement and nothing in the agreement may be construed to impose an implied or express fiduciary duty owed by Rentech, on the one hand, to the recipients of services under the agreement, on the other hand. The agreement will prohibit recovery of loss of profits or revenue, or special, incidental, exemplary, punitive or consequential damages from Rentech or certain affiliates.

Indemnification Agreements

Prior to the closing of this offering, we expect to enter into indemnification agreements with each of the directors and executive officers of our general partner. We expect these agreements will provide indemnification to these directors and executive officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance.

Procedures for Review; Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the closing of this offering that will provide that the independent members of the board of directors of our general partner or an authorized independent committee of the board of directors periodically will review all transactions with a related person that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the independent members of the board of directors of our general partner or the authorized independent committee considers ratification of a transaction with a related person and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the independent members of the board of directors of our general partner or the authorized independent committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Rentech), on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of (1) the overlap of directors and officers between our general partner and Rentech, which may result in conflicting obligations by these officers and directors, and (2) duties of our general partner to act for the benefit of Rentech and its shareholders, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Rentech, its indirect owner, and the shareholders of Rentech. At the same time, our general partner has a contractual duty under our partnership agreement to manage us in a manner that is in, or not opposed to, our best interests.

Whenever a conflict arises between our general partner, on the one hand, and us or any other public unitholder, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that replace default fiduciary duties with contractual governance standards as set forth therein. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without such replacement, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any units owned by the general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from our common unitholders. If our general partner seeks or obtains approval from the conflicts committee, then it will be conclusively deemed that, in making its decision, the conflicts committee acted in good faith. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in, or not opposed to, the best interests of the Partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

We rely on certain of the executive officers of our general partner, who also serve as the senior management team of Rentech, to manage most aspects of our business and affairs.

We rely on certain of the executive officers of our general partner, who also serve as the senior management team of Rentech, to manage most aspects of our business and affairs.

Although we will enter into a services agreement with Rentech under which we compensate Rentech for the services of its management, Rentech’s management is not required to devote any specific amount of time to our business and may devote a substantial majority of their time to the business of Rentech rather than to our business. Moreover, following the one year anniversary of this offering, Rentech can terminate the services agreement at any time, subject to a 180-day notice period. In addition, certain of the executive officers of Rentech, including its chief executive officer and president, chief financial officer and treasurer, senior vice president of operations and general counsel, will face conflicts of interest if decisions arise in which we and Rentech have conflicting points of view or interests.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us. However, affiliates of our general partner (including Rentech) are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

The owners of our general partner are not required to share business opportunities with us.

Our partnership agreement provides that the owners of our general partner are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that the owners of our general partner will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person pursued or acquired for itself any business opportunity.

Neither our partnership agreement nor any other agreement requires Rentech or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Rentech’s directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Rentech, which may be contrary to our interests.

The officers and directors of our general partner who are also officers or directors of Rentech have fiduciary duties to Rentech that may cause them to pursue business strategies that disproportionately benefit Rentech or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us (such as Rentech) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or in its sole discretion. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the Partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner, or in its sole discretion, thereby entitling our general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our general partner to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•

provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it subjectively believed that the decision was in, or not opposed to, the best interests of the Partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal;

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision, the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that in resolving conflicts of interest, it will be conclusively deemed that in making its decision, the conflicts committee acted in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “—Fiduciary Duties.”

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of the board of directors of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expense;

•	interest expense and other financing costs related to current and future indebtedness;

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings; and

•	issuance of additional units.

Our partnership agreement permits us to borrow funds to make a distribution on all outstanding units, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our general partner will own the majority of our outstanding units, but there is no requirement that they continue to do so. The general partner and its affiliates are permitted to sell all of their common units. In addition, although our general partner generally may not sell its general partner interest in us to a third party without unitholder approval until October 31, 2021, the current owner of our general partner may sell the ownership interests in our general partner to an unrelated third party at any time without unitholder approval. If neither the general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates, including Rentech, for expenses.

We will reimburse our general partner and its affiliates, including Rentech, for costs incurred in managing and operating us, including overhead costs incurred by Rentech in rendering corporate staff and support services to us. Our partnership agreement provides that the board of directors of our general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to Rentech as described above is fair and reasonable to us. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. See “Certain Relationships and Related Party Transactions—Our Agreements with Rentech—Services Agreement.”

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of our common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to purchase all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Call Right.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates is or will be the result of arm’s-length negotiations.

Our partnership agreement generally provides that if any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, is:

•	approved by a majority of the members of our conflicts committee;

•	approved by a majority of outstanding common units (excluding those owned by our general partner and its affiliates);

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us)

it will be deemed approved by all of our partners, and deemed to not constitute a breach of our partnership agreement or any duty thereunder or existing at law.

The prosecution of any disputes or disagreements that could arise in the future under a contract or other agreement between us and our general partner would give rise to an automatic conflict of interest, as a common group of executive officers is likely to be on both sides of the transaction.

Our general partner will determine, in good faith, the terms of any of these related party transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements (including our new revolving credit facility) so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us in this offering have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us in the future will be selected by our general partner and may perform services for our general partner and its affiliates. Our counsel in this offering also represents Rentech. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the Partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of common unitholders.

Fiduciary Duties

The Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict, expand or eliminate the fiduciary duties owed by general partners to other partners and the Partnership. Our partnership agreement has eliminated these default fiduciary standards; instead, our general partner is accountable to us and our unitholders pursuant to the detailed contractual standards set forth in our partnership agreement. The duties owed to unitholders by our general partner are thus prescribed by our partnership agreement and not by default fiduciary duties.

We have adopted these standards to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such deviation from the default standards, such transactions could result in violations of our general partner’s state law fiduciary duties. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner beneficial to Rentech, its indirect owner, and the shareholders of Rentech, and duties to manage us in a manner that is in, or not opposed to, our best interests. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These modifications also enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is in, or not opposed to, our best interests. Further, these modifications enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without such modifications, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the default fiduciary duties under the Delaware Act;

•	the standards contained in our partnership agreement that replace the default fiduciary duties; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the Partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity or in its sole discretion, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its sole discretion or in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our unitholders whatsoever. These contractual standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with Rentech) have been approved by all of our partners under the terms of our partnership agreement.

If our general partner seeks or obtains approval from the conflicts committee of its board of directors, then it will be conclusively deemed that, in making its decision, the conflicts committee acted in good faith.

If our general partner does not seek approval from the conflicts committee of its board of directors or the common unitholders, and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the Partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of Our Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Additionally, we are only required to indemnify and advance expenses in connection with any action, suit or proceeding commenced by an indemnified party if such action, suit or proceeding was authorized by our general partner in its sole discretion. Thus, our general partner could be indemnified for its negligent or grossly negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable.

Related Party Transactions

We have adopted policies for the review, approval and ratification of transactions with related persons. At the discretion of our general partner’s board of directors, a proposed related party transaction may generally be approved by the board in its entirety, or by a “conflicts committee” meeting the definitional requirements for such a committee under our partnership agreement.

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, see “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties. Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of the Partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in the Partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

Our common units have been approved for listing on the New York Stock Exchange under the symbol “RNF.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, see “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partner to manage our business and activities, see “Management—Management of Rentech Nitrogen Partners, L.P.”;

•	with regard to the transfer of common units, see “Description of Our Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, see “Material United States Federal Income Tax Consequences.”

Organization and Duration

We were organized on July 8, 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to engaging directly or indirectly in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than those related to the nitrogen fertilizer business and activities now or hereafter customarily conducted in conjunction with this business, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partner interests, see “—Issuance of Additional Partner Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

At the closing of this offering, Rentech will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its 60.8% indirect ownership of our common units (or approximately 54.9% indirect ownership of our common units if the underwriters exercise their option to purchase additional common units in full).

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units (including common units held by our general partner and its affiliates) represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional partner interests	No approval right. See “—Issuance of Additional Partner Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of the Partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of the Partnership	Unit majority. See “—Termination and Dissolution.”

Continuation of the Partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to October 31, 2021. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to October 31, 2021. See “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. See “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units then outstanding, that person or group will lose voting rights on all of such units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to or to interpret and enforce any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partner interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the Partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

REMC, which will be our operating subsidiary upon closing of this offering, conducts business in the State of Illinois. We and REMC or any of our future subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there. We intend to attempt to limit our liability for the obligations of our operating subsidiary by structuring it as a limited liability company.

If, by virtue of our member interest in our operating subsidiary or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or liability company statute, or that the right, or exercise of the right by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partner Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partner interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partner interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional common units or other partner interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partner interests that, as determined by our general partner, have special voting rights to which the common units are not entitled or are senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit the issuance by our subsidiary of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partner interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion;

(3)	change certain of the terms under which we can be dissolved; or

(4)	change the term of the Partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units, voting together as a single class (including common units held by our general partner and its affiliates). Upon the closing of this offering, our general partner and its affiliates will own approximately 60.8% of the outstanding common units (approximately 54.9% if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our operating subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for United States federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate for the creation, authorization, or issuance of additional partner interests or rights to acquire partner interests, as otherwise permitted by our partnership agreement;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

mergers with or conveyances or conversions to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of common units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for United States federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or other partners, including any duty to act in good faith or in the best interest of us or the other partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of the Partnership following the transaction and the Partnership securities to be issued do not exceed 20% of our outstanding partner interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our operating subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of common units representing a unit majority;

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3)	the entry of a decree of judicial dissolution of the Partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither the Partnership nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for United States federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to October 31, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units excluding common units held by our general partner and its affiliates (including Rentech), and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after October 31, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding classes of common units voting as a single class may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates (including Rentech) gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own approximately 60.8% of the outstanding common units (approximately 54.9% of the outstanding common units if the underwriters exercise their option to purchase additional common units in full).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in the Partnership to:

•	an affiliate of our general partner (other than an individual), or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person prior to October 31, 2021 without the approval of both the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after October 31, 2021, the general partner interest will be freely transferable. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Rentech Nitrogen GP, LLC as our general partner or otherwise change management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of common units, that person or group loses voting rights on all of its common units. This loss of voting rights does not apply in certain circumstances. See “—Voting Rights.”

Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to purchase all, but not less than all, of the limited partner interests of the class held by public unitholders, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. Immediately following this offering the only class of limited partner interest outstanding will be the common units, and affiliates of our general partner will own 60.8% of the total outstanding common units (approximately 54.9% if the underwriters exercise their option to purchase additional common units in full).

The purchase price in the event of such an acquisition will be the greater of:

(1) the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

(2) the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase outstanding common units, a holder of common units may have its common units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The United States federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to United States federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the board to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under certain laws or regulations that may be applicable to our future businesses or operations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for United States federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on any maximum applicable rates chargeable to customers by our subsidiaries at such time, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the United States federal income tax status of our partner (and their owners, to the extent relevant); and

•	permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the United States federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited. Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Partner Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct or subsequently approved transferee of our general partner or their affiliates, or, upon the approval by the general partner, any other unitholder, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was a director, officer, partner, manager or managing member of us or our subsidiary, our general partner, any departing general partner or any of their respective affiliates;

(4) any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or our subsidiary at the request of a general partner or any departing general partner;

(5) any person who controls our general partner; or

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless they otherwise agree, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or for the general partner in the discharge of its duties to us but excluding any share-based compensation) and (2) all other expenses reasonably allocable to us or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax reporting purposes, our fiscal year is the calendar year. For fiscal reporting purposes, our fiscal year ends September 30 of each year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available a report containing our unaudited financial statements within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with tax information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

In addition, Rentech will have full and complete access to any records relating to our business, and our general partner will cause its officers and independent accountants to be available to discuss our business and affairs with Rentech’s officers, agents and employees.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his/her interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1)    a current list of the name and last known address of each record holder;

(2)    copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed (provided that this obligation shall be satisfied to the extent that true and correct copies of such documents are publicly available with the SEC via its Electronic Data Gathering, Analysis and Retrieval system);

(3)    information regarding the status of our business and financial condition (provided that this obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934); and

(4)    any other information regarding our affairs that our general partner in its sole discretion determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. In addition, the partners do not have a right to receive information from us for the purpose of determining whether to pursue litigation or assist in pending litigation against us except pursuant to applicable rules of discovery.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units sold by our general partner or any of its affiliates (other than individuals) if an exemption from the registration requirements is not otherwise available. We will not be required to effect more than three registrations pursuant to this provision in the aggregate and no more than one registration in any 12-month period, and our general partner can defer filing a registration statement for up to six months if it determines that this would be in, or not opposed to, our best interests due to a pending transaction, investigation or other event. We have also agreed that, if we at any time propose to file a registration statement for an offering of partner interests for cash, we will use all commercially reasonable efforts to include such number of partner interests in such registration statement as any of our general partner or any of its affiliates shall request. We are obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in our partnership agreement are applicable with respect to our general partner and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation. See “Common Units Eligible for Future Sale.”

COMMON UNITS ELIGIBLE FOR FUTURE SALE

Upon the closing of this offering, there will be 38,250,000 common units outstanding, 23,250,000 of which will be owned by RNHI, assuming the underwriters do not exercise their option to purchase additional common units; if they exercise such option in full, RNHI will own 21,000,000 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The 15,000,000 common units sold in this offering (or 17,250,000 common units if the underwriters exercise their option to purchase additional common units in full) will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partner Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, our general partner, the directors and executive officers of our general partner, Rentech and RNHI have agreed not to sell any common units until 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriters” for a description of these lock-up provisions.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register a number of common units subject to issuance under our long-term incentive plan equal to 10% of the outstanding common units on the closing date of this offering. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and to our company, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us,” “we” or “our company” are references to Rentech Nitrogen Partners, L.P. and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting our company or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs) or mutual funds. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the IRS regarding any matter affecting our company or prospective unitholders. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of our company, or of an investment in our company, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by our company.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales” on page 218); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees” beginning on page 223); (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 219 and “—Uniformity of Units” on page 225) and (iv) the availability or extent of the Section 199 deduction to our company’s unitholders.

Partnership Status

An entity classified as a partnership is not required to pay federal income tax. Instead, as a partner of a partnership you are required to take into account your share of items of income, gain, loss and deduction of the partnership in computing your federal income tax liability, regardless of whether cash distributions are made to you by the partnership. Distributions by a partnership to you as a partner are generally not taxable to the partnership or to you unless the amount of cash distributed to you is in excess of your adjusted basis in your partner interest. Section 7704 of the Internal Revenue Code provides that publicly traded limited partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded limited partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the production, marketing and transportation of fertilizer, and the production, transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4% of our company’s current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by our company and its general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our company’s current gross income constitutes qualifying income. The portion of our company’s income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	Our company will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from our company for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by our company and our general partner, including that:

•	Neither we nor our operating subsidiaries have elected or will elect to be treated as a corporation;

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require our company to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in our company. This deemed contribution and liquidation should be tax-free to you as unitholders and our company so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, our company would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our company would be subject to tax on our net income at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our company’s current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in the unitholder’s common units, or taxable capital gain, after the unitholder’s tax basis in its common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Rentech Nitrogen Partners, L.P. will be treated as partners of Rentech Nitrogen Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Rentech Nitrogen Partners, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales” on page 218.

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to their tax consequences of holding common units in Rentech Nitrogen Partners, L.P. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Rentech Nitrogen Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections” on page 217, our company will not pay any federal income tax. Instead, as unitholders you will be required to report on your income tax return your share of our company’s income, gains, losses and deductions without regard to whether our company makes cash distributions to you. Consequently, our company may allocate income to a unitholder even if you have not received a cash distribution. Each unitholder will be required to include in income your allocable share of our company’s income, gains, losses and deductions for our taxable year ending with or within your taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by our company to you as a unitholder generally will not be taxable to you for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds your tax basis in your common units immediately before the distribution. Our company’s cash distributions in excess of a your tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” beginning on page 222. Any reduction in your share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by our company of cash to you. To the extent our company’s distributions cause your “at-risk” amount to be less than zero at the end of any taxable year, you must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses” on page 216.

A decrease in your percentage interest in our company because of our company’s issuance of additional common units will decrease your share of our company’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to you, regardless of your tax basis in your common units, if the distribution reduces the unitholder’s share of our company’s “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having distributed your proportionate share of the Section 751 Assets and then having exchanged those assets with our company in return for the non-pro rata portion of the actual distribution made to you. This latter deemed exchange will generally result in the your realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) your tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

Our company estimates that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 40% of the cash distributed with respect to that period. Thereafter, our company anticipates that the ratio of allocable taxable income to cash distributions to you as unitholders could substantially increase. These estimates are based upon the assumption that gross income from operations will approximate the forecasted annual distribution on all common units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our company’s control. Further, the estimates are based on current tax law and tax reporting positions that our company will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our company’s estimate with respect to the period described above if:

•

gross income from operations exceeds the amount required to make anticipated quarterly distributions on all units, yet our company only distributes the anticipated quarterly distributions on all units; or

•

our company makes a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

As unitholders, your initial tax basis for your common units will be the amount you paid for the common units plus your share of our company’s nonrecourse liabilities. That basis will be increased by your share of our company’s income and by any increases in your share of our company’s nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from our company, by your share of our company’s losses, by any decreases in your share of our company’s nonrecourse liabilities and by your share of our company’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. As a unitholder, you will generally have a share of our company’s nonrecourse liabilities based on your share of our profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 222.

Limitations on Deductibility of Losses

Your deduction of your share of our company’s losses will be limited to the tax basis in your units and, if you are an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. If you are a common unitholder subject to these limitations, then you must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that your at-risk amount is subsequently increased, provided such losses do not exceed your tax basis as a common unitholder in your common units. Upon the taxable disposition of a unit, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, as a unitholder you will be at risk to the extent of the tax basis of your units, excluding any portion of that basis attributable to your share of our company’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money you borrow to acquire or hold your units, if the lender of those borrowed funds owns an interest in our company, is related to you as a unitholder or can look only to the units for repayment. Your at-risk amount will increase or decrease as the tax basis of your units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in your share of our company’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded limited partnership. Consequently, any passive losses our company generates will only be available to offset our company’s passive income generated in the future and will not be available to offset income from other passive activities or investments, including our company’s investments or your investments in other publicly traded limited partnerships, or salary or active business income. Passive losses that are not deductible because they exceed your share of income our company generates may be deducted in full when you dispose of your entire investment in our company in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

Your share of our company’s net income may be offset by your share of any of our company’s suspended passive losses, but it may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded limited partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our company’s interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of your investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded limited partnership will be treated as investment income to its unitholders. In addition, your share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, our company is authorized to pay those taxes from our company’s funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, our company is authorized to treat the payment as a distribution to all current unitholders. Our company is authorized to amend our company’s partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our company’s partnership agreement is maintained as nearly as is practicable. Payments by our company as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, our company’s items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in our company. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our company’s income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our company’s assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to our company at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from our company in this offering will be essentially the same as if the tax bases of our company’s assets were equal to their fair market values at the time of this offering. In the event our company issues additional common units or we engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of our company’s unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by our company at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our company’s operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our company’s income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our company’s income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of that partner’s interest in our company, which will be determined by taking into account all the facts and circumstances, including:

•	the partner’s relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” beginning on page 219 and “—Disposition of Common Units—Allocations Between Transferors and Transferees” beginning on page 223, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

If your units are loaned to a “short seller” to cover a short sale of units then you may be considered as having disposed of those units. If so, you would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

As a result, during this period:

•	any of our company’s income, gain, loss or deduction with respect to those units would not be reportable by you;

•	any cash distributions received by you as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partner interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partner interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 222.

Alternative Minimum Tax

As unitholders you will be required to take into account your distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. If you are a prospective unitholder, you are urged to consult with your tax advisors as to the impact of an investment in units on your liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. These rates are scheduled to increase after December 31, 2012, and, further, are subject to change by new legislation at any time.

Recently enacted legislation is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes your allocable share of our company’s income and gain realized by you from a sale of units. If you are an individual, then the tax will be imposed on the lesser of (i) the your net investment income or (ii) the amount by which your modified adjusted gross income exceeds $250,000 (if you are married and filing jointly or a surviving spouse), $125,000 (if you are married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

Our company will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination” on page 224. The election will generally permit our company to adjust a common unit purchaser’s tax basis in our company’s assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from our company. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our company’s assets with respect to you as a unitholder will be considered to have two components: (i) your share of our company’s tax basis in our company’s assets (“common basis”) and (ii) your Section 743(b) adjustment to that basis.

Our company will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our company’s partnership agreement, our company’s general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units” on page 225.

Our company intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded limited partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our company’s assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, our company will apply the rules described in the Treasury Regulations and legislative history. If our company determines that this position cannot reasonably be taken, our company may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our company’s assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units” on page 225. As a unitholder, your tax basis for your common units is reduced by your share of our company’s deductions (whether or not such deductions were claimed on your income tax return) so that any position our company takes that understates deductions will overstate the your basis in your common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 222. Latham & Watkins LLP is unable to opine as to whether our company’s method for depreciating Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if our company uses an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our company’s position with respect to depreciating or amortizing the Section 743(b) adjustment our company takes to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if your tax basis in your units as a transferee is higher than the units’ share of the aggregate tax basis of our company’s assets immediately prior to the transfer. In that case, as a result of the election, you would have, among other items, a greater amount of depreciation deductions and your share of any gain or loss on a sale of our company’s assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in your units is lower than those units’ share of the aggregate tax basis of our company’s assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in our company if our company has a substantial built-in loss immediately after the transfer, or if our company distributes property and has a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our company’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among our company’s assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by our company to our company’s tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. Our company cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our company’s opinion, the expense of compliance exceed the benefit of the election, our company may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than you would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

Our company uses the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. As unitholders you will be required to include in income your share of our company’s income, gain, loss and deduction for our taxable year ending within or with your taxable year. In addition, if you are a unitholder who has a taxable year ending on a date other than December 31 and if you dispose of all of your units following the close of our taxable year but before the close of your taxable year then you must include your share of our company’s income, gain, loss and deduction in income for your taxable year, with the result that you will be required to include in income for your taxable year your share of more than 12 months of our company’s income, gain, loss and deduction. Please read “—Disposition of Common Units— Allocations Between Transferors and Transferees” beginning on page 223.

Deduction for U.S. Production Activities.

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, as a unitholder, you will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to nine percent of your qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by you during the taxable year and allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, as a unitholder you will aggregate your share of the qualified production activities income allocated to you by our company with your qualified production activities income from other sources. You must take into account your distributive share of the expenses allocated to you from our company’s qualified production activities regardless of whether our company otherwise has taxable income. However, our company’s expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent that your share of losses and deductions from all of our company’s activities is not disallowed by the tax basis rules, the at risk rules, or the passive activity loss rules. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

The amount of your Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by you during the calendar year that are deducted in arriving at qualified production activities income. You are treated as having been allocated IRS Form W-2 wages from our company equal to your allocable share of our company’s wages that are deducted in arriving at qualified production activities income for that taxable year.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by our company to you. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Latham & Watkins LLP is unable to express any opinion, as to the availability or extent of the Section 199 deduction to our company’s unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus your ability to claim the Section 199 deduction may be limited.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our company’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our company’s assets and their tax basis immediately prior to (i) this offering will be borne by affiliates of our company’s general partner, and (ii) any other offering will be borne by all of our company’s unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” beginning on page 217.

To the extent allowable, our company may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units” on page 225. Property our company subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If our company disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property our company owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” beginning on page 217 and “—Disposition of Common Units—Recognition of Gain or Loss” below.

The costs our company incurs in selling our company’s units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by our company, and as syndication expenses, which may not be amortized by our company. The underwriting discounts and commissions our company incurs will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our company’s assets. Although our company may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and your tax basis for the units sold. Your amount realized will be measured by the sum of the cash and the fair market value of other property received by you plus your share of our nonrecourse liabilities. Because the amount realized includes your share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from our company that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased your tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than your tax basis in that common unit, even if the price received is less than your original cost.

Except as noted below, gain or loss recognized by you, unless you are a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than 12 months will generally be taxed at preferential rates. See “—Tax Consequences of Unit Ownership—Tax Rates.” However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” our company owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, as a unitholder, you may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, as a common unitholder you will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, you may designate specific common units sold for purposes of determining the holding period of units transferred. If you elect to use the actual holding period of common units transferred, then you must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partner interests, by treating a taxpayer as having sold an “appreciated” partner interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partner interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partner interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partner interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our company’s taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each unitholder as of the opening of the applicable exchange on the first business day of the month, which our company refers to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our company’s assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded limited partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded limited partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded limited partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our company’s taxable income or losses might be reallocated among the unitholders. Our company is authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our company’s income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify our company in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify our company in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, our company is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify our company of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

Our company will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. If you are a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our company’s taxable income or loss being includable in your taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in our company filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. Our company would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our company’s deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred, and, as a result, failed to file our returns. Moreover, a termination might either accelerate the application of, or subject our company to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded limited partnership technical termination relief procedure whereby if a publicly traded limited partnership that has technically terminated requests publicly traded limited partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because our company cannot match transferors and transferees of units, our company must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, our company may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 219.

Our company intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our company’s assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 219. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, our company will apply the rules described in the Treasury Regulations and legislative history. If our company determines that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our company’s assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if our company determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If our company chooses not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election” beginning on page 219, Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 222.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our company’s common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our company’s income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our company’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of our company’s net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our company’s transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require our company to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our company’s common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our company’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and our company does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

Our company intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes that unitholder’s share of our company’s income, gain, loss and deduction for our company’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, our company will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. Our company cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither our company nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our company’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of your return. Any audit of your return could result in adjustments not related to our company’s returns as well as those related to our company’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our company’s partnership agreement names Rentech Nitrogen Holdings, Inc. as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our company’s behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our company’s returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in our company to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

As a unitholder, you must file a statement with the IRS identifying the treatment of any item on your federal income tax return that is not consistent with the treatment of the item on our company’s return. Intentional or negligent disregard of this consistency requirement may subject you to substantial penalties.

Nominee Reporting

Persons who hold an interest in our company as a nominee for another person are required to furnish to our company:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1) a person that is not a U.S. person;

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to our company.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

1.	for which there is, or was, “substantial authority”; or

2.	to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, our company must disclose the pertinent facts on its return. In addition, our company will make a reasonable effort to furnish sufficient information for you as a unitholder to make adequate disclosure on your returns and to take other actions as may be appropriate to permit you to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which our company does not believe includes our company, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. Our company does not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” our company (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our company’s federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” beginning on page 226.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

1.	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties” beginning on page 227;

2.	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

3.	in the case of a listed transaction, an extended statute of limitations.

Our company does not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded limited partnerships, including our company, or an investment in our company’s common units may be modified by administrative, legislative or judicial interpretation at any time. For example, in the last Congressional session, the United States House of Representatives passed legislation that would have provided for substantive changes to the definition of qualifying income and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded limited partnerships. As previously proposed, our company does not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect our company. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our company’s units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which our company does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in our company. We will initially own property or do business in the State of Illinois. The State of Illinois imposes a personal income tax on individuals and an income tax on corporations and other entities. Our company may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which our company does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require our company, or our company may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by our company. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections” on page 217. Based on current law and our estimate of our company’s future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in our company. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in our company.

INVESTMENT IN RENTECH NITROGEN PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code, and may be subject to additional provisions under federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities, or IRAs, established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors” beginning on page 225; and

•

whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties whom, with respect to the plan or IRA, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units would constitute a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would become a fiduciary of such plan and our operations would become subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable laws or regulations that are similar to the Internal Revenue Code or ERISA.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, meaning that less than 25% of the value of each class of its equity interests is held by employee benefit plans of the type described above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because we expect to satisfy the requirements in (a) and (b) above. However, in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations of applicable law, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences of such investment under ERISA, the Internal Revenue Code and other laws or regulations that are similar to the Internal Revenue Code or ERISA.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common units indicated below.

Name	Number of Common Units
Morgan Stanley & Co. LLC	6,432,750
Credit Suisse Securities (USA) LLC	5,682,750
Citigroup Global Markets Inc.	807,750
RBC Capital Markets, LLC	807,750
Imperial Capital, LLC	403,800
Brean Murray, Carret & Co., LLC	403,800
Dahlman Rose & Company, LLC	230,700
Chardan Capital Markets, LLC	230,700

Total	15,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus, if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

The per common unit price of any common units sold by the underwriters shall be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per common unit amount of the concession to dealers described below.

The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.75 per common unit under the public offering price. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common units as the number listed next to the underwriter’s name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be approximately $345.0 million, the total underwriters’ discounts and commissions would be approximately $24.2 million, and the total proceeds to us would be approximately $320.9 million.

If and to the extent that the underwriters exercise their option to purchase additional common units, we will use the resulting net proceeds, to redeem from RNHI, at the same price per unit as the common units sold to the public in this offering, less underwriting discounts and commissions, a number of common units equal to the number of additional common units purchased by the underwriters pursuant to such exercise. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding after this offering.

The amount of underwriting discounts and commissions listed on the cover page of this prospectus includes a structuring fee of 0.75% of the gross proceeds of the offering, or $0.15 per common unit, payable to Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC in consideration of their financial advisory services relating to the evaluation, analysis and structuring of our partnership.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $4.0 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common units offered by them.

Our common units have been approved for listing on the New York Stock Exchange under the symbol “RNF.”

We, our general partner, our general partner’s directors and executive officers, Rentech and RNHI have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, and subject to specified exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units beneficially owned or any securities so owned that are convertible into or exercisable or exchangeable for common units;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units; or

•	file any registration statement with the SEC relating to the offering of any common units or any securities convertible into or exercisable or exchangeable for common units.

whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

The descriptions described in this paragraph do not apply to:

•	the sale of common units to the underwriters pursuant to the underwriting agreement;

•

the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or are described in this prospectus;

•

the issuance by us of equity awards pursuant to employee benefit plans described in this prospectus, so long as such equity awards are not transferable and the common units underlying such awards do not vest during the restricted period;

•	the filing of one or more registration statements on Form S-8 with respect to the issuance by us of equity awards pursuant to employee benefit plans described in this prospectus;

•

transactions by any person other than us relating to common units or other securities acquired in open market transactions after the closing of the offering of the common units; provided that no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with subsequent sales of common units or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of common units; provided that such plan does not provide for the transfer of common units during the 180-day restricted period and no public announcement or filing regarding the establishment of such plan shall be required or voluntarily made during the 180-day restricted period.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have informed us that they do not presently intend to release common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of any such determination; such factors may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities subject to the lock-up agreements proposed to be sold, and the timing, purpose and terms of the proposed sale.

In order to facilitate the offering of the common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common units for their own account. In addition, to cover over-allotments or to stabilize the price of the common units, the underwriters may bid for, and purchase, common units in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common units in the offering, if the syndicate repurchases previously distributed common units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common units above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered under this prospectus as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA conduct rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for quotation on a national securities exchange.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and Rentech, for which they received or will receive customary fees and expenses. Affiliates of Credit Suisse Securities (USA) LLC are lenders under REMC’s $150.0 million secured term loan facility and will receive a portion of the net proceeds from this offering pursuant to a capital contribution made by us to REMC for the repayment in full of the existing term loan facility. For a description of REMC’s existing term loan facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” on page 99 of this prospectus. In addition, affiliates of certain of the underwriters may be agents and lenders under our new revolving credit facility.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the Partnership or Rentech. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

We cannot assure you that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of common units which are the subject of the offering contemplated by this prospectus to the public in that Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if such Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require Rentech Nitrogen Partners, L.P. to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of common units to the public” in relation to any common units in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe the common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State) and includes any relevant implementing measure in that Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the common units described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to

(d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such common units will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire common unit capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common units, debentures and units of common units and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The common units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any common units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common units and certain other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain tax and other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Andrews Kurth LLP, Houston, Texas is acting as counsel to the underwriters. Latham & Watkins LLP provides legal services to Rentech, Inc. from time to time.

EXPERTS

The financial statements as of September 30, 2010 and 2009 and for the two years in the period ended September 30, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the fiscal year ended September 30, 2008, included in this prospectus, have been audited by Ehrhardt Keefe Steiner & Hottman P.C., an independent registered public accounting firm, to the extent and for the period set forth in their report included in this prospectus, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common units being offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common units, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit. The registration statement, including exhibits, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed financial statements of Rentech Nitrogen Partners, L.P. have been derived from the audited historical and unaudited historical financial statements of Rentech Energy Midwest Corporation (“REMC”) included elsewhere in this prospectus.

The unaudited pro forma condensed balance sheet as of June 30, 2011 and the unaudited pro forma condensed statements of operations for the fiscal year ended September 30, 2010 and nine months ended June 30, 2010 and 2011 have been adjusted to give effect to the transactions described in note 1 to the unaudited pro forma condensed financial statements.

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that we would have achieved had the transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed financial statements should be read in conjunction with the audited and unaudited financial statements of REMC, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes.

RENTECH NITROGEN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED

BALANCE SHEET

AS OF JUNE 30, 2011

	Actual As of June 30, 2011	Pro Forma Adjustments		Pro Forma As of June 30, 2011
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$21,444	$300,000	(a)	$48,000
		(25,000	)(b)
		(153,041	)(c)
		(15,483	)(d)
		(79,485	)(e)
		(435	)(f)
Accounts receivable, net of allowance for doubtful accounts of $0	13,502	—		13,502
Inventories	7,426	—		7,426
Deposits on gas contracts	2,728	—		2,728
Prepaid expenses and other current assets	4,320	(2,327	)(c)	1,993
Other receivables, net	56	—		56
Deferred income taxes	91	(91	)(g)	—

Total current assets	49,567	24,138		73,705
Property, plant, and equipment, net	44,427	—		44,427
Construction in progress	10,753	—		10,753
Other assets	6,531	(5,991	)(c)	975
		435	(f)

Total assets	$111,278	$18,582		$129,860

LIABILITIES AND STOCKHOLDER’S EQUITY / PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$4,848	$—		$4,848
Accrued payroll and benefits	1,631	—		1,631
Accrued liabilities	3,872	—		3,872
Deferred revenue	8,159	—		8,159
Due to parent company	15,483	(15,483	)(d)	—
Accrued interest	41	(41	)(c)	—
Current portion of term loan	31,494	(31,494	)(c)	—

Total current liabilities	65,528	(47,018)		18,510
Long-term liabilities:
Term loan, net of current portion	118,506	(118,506	)(c)	—
Deferred income taxes	6,476	(6,476	)(g)	—
Other long-term liabilities	260	—		260

Total long-term liabilities	125,242	(124,982)		260

Total liabilities	190,770	(172,000)		18,770

Commitments and contingencies
Stockholder’s equity:
Preferred stock	—	—		—
Series A preferred stock	—	—		—
Common stock	—	—		—
Additional paid-in capital	70,773	(70,773	)(h)	—
Accumulated deficit	(150,265)	(11,318	)(c)	—
		6,385	(g)
		155,198	(h)

Total stockholder’s equity	(79,492)	79,492		—

PRO FORMA PARTNERS’ CAPITAL
Unitholders’ equity:
Equity held by public:
Common units: common units issued and outstanding	—	300,000	(a)	275,000
		(25,000	)(b)
Equity held by parent:
Common units: common units issued and outstanding	—	(79,485	)(e)	(163,910)
		(84,425	)(h)

Total pro forma partners’ capital	—	111,090		111,090

Total liabilities and stockholder’s equity / partners’ capital	$111,278	$18,582		$129,860

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RENTECH NITROGEN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Actual Fiscal Year Ended September 30, 2010	Pro Forma Adjustments		Pro Forma Fiscal Year Ended September 30, 2010
	(in thousands, except per unit data)
Revenues	$131,396	$—		$131,396
Cost of sales	106,020	—		106,020

Gross profit	25,376	—		25,376
Operating expenses:
Selling, general and administrative expense	4,497	(477	)(a)	5,358
		901	(b)
		437	(c)
Depreciation and amortization	439	—		439
Loss on impairment	95	—		95
Gain on disposal of property, plant and equipment	(44)	—		(44)

Total operating expenses	4,987	861		5,848

Operating income	20,389	(861)		19,528
Other income (expense), net:
Interest income	57			57
Interest expense	(9,859)	9,842	(d)	(392)
		(248	)(e)
		(127	)(f)
Loss on debt extinguishment	(2,268)	2,268	(g)	—
Other income, net	34	—		34

Total other expense, net	(12,036)	11,735		(301)

Income before income taxes	8,353	10,874		19,227
Income tax expense	3,344	(3,344	)(h)	—

Net income	$5,009	$14,218		$19,227

Common unitholders’ interest in net income				19,227
Income per common unit (basic and diluted)				$0.50
Weighted average number of common units outstanding (basic)				38,250
Weighted average number of common units outstanding (diluted)				38,272

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RENTECH NITROGEN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2010

	Actual Nine Months Ended June 30, 2010	Pro Forma Adjustments		Pro Forma Nine Months Ended June 30, 2010
	(in thousands, except per unit data)
Revenues	$96,317	$—		$96,317
Cost of sales	79,092	—		79,092

Gross profit	17,225	—		17,225
Operating expenses:
Selling, general and administrative expense	2,983	676	(b)	3,987
		328	(c)
Depreciation and amortization	305	—		305
Gain on disposal of property, plant and equipment	(43)	—		(43)

Total operating expenses	3,245	1,004		4,249

Operating income	13,980	(1,004)		12,976
Other income (expense), net:
Interest income	46			46
Interest expense	(7,278)	7,263	(d)	(296)
		(186	)(e)
		(95	)(f)
Loss on debt extinguishment	(2,268)	2,268	(g)	—
Other income, net	151	—		151

Total other expense, net	(9,349)	9,250		(99)

Income before income taxes	4,631	8,246		12,877
Income tax expense	1,840	(1,840	)(h)	—

Net income	$2,791	$10,086		$12,877

Common unitholders’ interest in net income				12,877
Income per common unit (basic and diluted)				$0.34
Weighted average number of common units outstanding (basic)				38,250
Weighted average number of common units outstanding (diluted)				38,266

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RENTECH NITROGEN PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED

STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2011

	Actual Nine Months Ended June 30, 2011	Pro Forma Adjustments		Pro Forma Nine Months Ended June 30, 2011
	(in thousands, except per unit data)
Revenues	$141,291	$—		$141,291
Cost of sales	77,535	—		77,535

Gross profit	63,756	—		63,756
Operating expenses:
Selling, general and administrative expense	4,036	(78	)(i)	4,962
		676	(b)
		328	(c)
Depreciation and amortization	314	—		314
Gain on disposal of property, plant and equipment	(72)	—		(72)

Total operating expenses	4,278	926		5,204

Operating income	59,478	(926)		58,552
Other income (expense), net:
Interest income	40			40
Interest expense	(9,230)	9,219	(d)	(292)
		(186	)(e)
		(95	)(f)
Loss on debt extinguishment	(13,816)	13,816	(g)	—
Other income, net	4	—		4

Total other expense, net	(23,002)	22,754		(248)

Income before income taxes	36,476	21,828		58,304
Income tax expense	14,909	(14,909	)(h)	—

Net income	$21,567	$36,737		$58,304

Common unitholders’ interest in net income				58,304
Income per common unit (basic and diluted)				$1.52
Weighted average number of common units outstanding (basic)				38,250
Weighted Average number of common units outstanding (diluted)				38,266

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RENTECH NITROGEN PARTNERS, L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

FINANCIAL STATEMENTS

(1) Organization and Basis of Presentation

The unaudited pro forma condensed financial statements have been derived from the audited and unaudited historical financial statements of Rentech Energy Midwest Corporation (“REMC”). After the transactions described herein take place, REMC will become a wholly-owned subsidiary of Rentech Nitrogen Partners, L.P. (the “Partnership”).

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that the Partnership would have achieved had the transactions described herein actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of REMC, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma adjustments have been prepared as if the transactions described below had taken place on June 30, 2011, in the case of the unaudited pro forma condensed balance sheet, or as of October 1, 2009, in the case of the unaudited pro forma condensed statement of operations.

The unaudited pro forma condensed financial statements reflect the following transactions:

•	Rentech Development Corporation (“RDC”) will convert into a corporation organized under the laws of the State of Delaware;

•	RDC will contribute the capital stock in REMC to Rentech Nitrogen Holdings, Inc. (“RNHI”);

•	REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC;

•

REMC’s management services agreement with Rentech, Inc. (“Rentech”) will terminate in accordance with its terms and REMC will pay Rentech any corporate overhead costs owed by REMC under the agreement, estimated to be approximately $16.6 million;

•	REMC will distribute to RNHI all of REMC’s cash, estimated to be approximately $40.6 million;

•

RNHI will contribute the member interests in REMC to the Partnership in exchange for (i) 23,250,000 common units; and (ii) the right to receive approximately $39.8 million in cash, in part, as a reimbursement for expenditures made by REMC during the two-year period preceding this offering for the expansion and improvement of the Partnership’s facility; for federal income tax purposes, when REMC converts to a limited liability company (as described above), RNHI is treated as having been the party that made such expenditures with respect to the Partnership’s facility;

•	The Partnership will offer and sell 15,000,000 common units in this offering, and will pay related underwriting discounts and commissions and the estimated expenses of this offering;

•

The Partnership will contribute approximately $198.9 million of the net proceeds of this offering to REMC for (i) the repayment in full of REMC’s existing term loan and the payment of related fees and expenses, (ii) the payment of expenditures related to our steam methane reformer tube replacement, (iii) the payment of expenditures related to the Partnership’s urea expansion project, diesel exhaust fluid build-out and Front End Engineering and Design for the Partnership’s ammonia capacity expansion project and (iv) for general working capital purposes; and

•

The Partnership intends to enter into a new $25.0 million revolving credit facility at or as soon as practicable following the closing of this offering, and to pay associated financing costs of approximately $0.4 million.

Upon the closing of the Partnership’s initial public offering, the Partnership anticipates incurring incremental general and administrative expense as a result of being a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, internal audit costs, directors and officers insurance, investor relations activities and registrar and transfer agent fees. The Partnership estimates that this incremental general and administrative expense will be approximately $3.6 million per year. The Partnership’s unaudited pro forma condensed financial statements do not reflect this $3.6 million in incremental expense.

(2) Partner Interest

Following this offering, the Partnership will have two types of partner interests outstanding:

•

common units representing limited partner interests, a portion of which the Partnership will sell in this offering (approximately 39.2% of all of the Partnership’s outstanding common units upon the closing of this offering, assuming the underwriters do not exercise their option to purchase additional common units); and

•	a general partner interest, which is not entitled to any distributions, will be held by the Partnership’s general partner.

(3) Pro Forma Condensed Balance Sheet Adjustments and Assumptions

(a) Reflects the issuance by the Partnership of 15,000,000 common units to the public at an initial offering price of $20.00 per common unit resulting in aggregate gross proceeds of $300.0 million.

(b) Reflects the payment of underwriting commissions of $21.0 million and other estimated offering expenses of $4.0 million for a total of $25.0 million which will be allocated to the newly issued public common units.

(c) Reflects the repayment in full of REMC’s existing term loan, including accrued interest, in the amount of $150.0 million, repayment penalty of $3.0 million and write-off of debt issuance costs of $8.3 million.

(d) Reflects the repayment in full of payables to RNHI in the amount of $15.5 million.

(e) Reflects a distribution by REMC to RNHI of $79.5 million as of June 30, 2011. The actual amount of cash distributed to RNHI after giving effect to the Transactions will vary depending upon REMC’s cash balance as of the closing date of this offering.

(f) Reflects the estimated deferred financing costs of $0.4 million associated with the new revolving credit facility.

(g) Reflects the elimination of historical deferred income taxes.

(h) Reflects the conversion of stockholder’s equity to common units held by RNHI.

(4) Pro Forma Condensed Statement of Operations Adjustments and Assumptions

(a) Reflects the elimination of historical loan modification costs related to REMC’s term loan.

(b) Reflects Shared NEOs (as defined under “Management—Compensation Discussion and Analysis”) cash compensation allocated to the Partnership and increase in salaries for Non-Shared NEOs.

(c) Reflects stock-based compensation expense on grants of Partnership phantom units.

(d) Reflects the elimination of historical interest expense related to REMC’s existing term loan or previous term loans.

(e) Reflects the amortization of related debt issuance costs of the new revolving credit facility over a two year period.

(f) Reflects the estimated commitment fee of 0.5% on the estimated unused portion of the $25.0 million new revolving credit facility.

(g) Reflects the elimination of historical loss on debt extinguishment.

(h) Reflects the elimination of historical income tax expense (benefit).

(i) Reflects the elimination of a historical fee related to REMC’s existing term loan.

(5) Pro Forma Net Income Per Unit

Basic pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common unitholders, by the number of common units expected to be outstanding at the closing of this offering. Diluted pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the Partnership’s partnership agreement, to the common unitholders, by the number of common units expected to be outstanding at the closing of this offering plus the dilutive effect of the unvested phantom units using the “treasury stock” method. For purposes of this calculation, the Partnership assumed that pro forma distributions were equal to pro forma net income and that the number of units outstanding was 38,250,000 common units. All common units were assumed to have been outstanding since October 1, 2009.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Rentech Energy Midwest Corporation

East Dubuque, Illinois

In our opinion, the accompanying balance sheets as of September 30, 2010 and 2009 and the related statements of operations, stockholder’s equity and cash flows for the years then ended present fairly, in all material respects, the financial position of Rentech Energy Midwest Corporation (a wholly owned subsidiary of Rentech, Inc.) at September 30, 2010 and September 30, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the financial statements, Rentech Energy Midwest Corporation has entered into significant transactions with Rentech, Inc., its parent company, a related party.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors

Rentech Energy Midwest Corporation

East Dubuque, Illinois

We have audited the accompanying statements of operations, stockholders’ equity, and cash flows of Rentech Energy Midwest Corporation (the “Company”) for the year ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Rentech Energy Midwest Corporation has entered into significant transactions with Rentech, Inc., its parent company, a related party.

/s/ Ehrhardt Keefe Steiner & Hottman PC

April 29, 2011

Denver, Colorado

RENTECH ENERGY MIDWEST CORPORATION

Balance Sheets

(Amounts in thousands, except per share data)

	As of September 30,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$34,934	$36,661
Accounts receivable, net of allowance for doubtful accounts of $0 at September 30, 2010 and 2009	9,578	8,717
Inventories	6,966	12,222
Deposits on gas contracts	2,353	724
Prepaid expenses and other current assets	2,506	2,705
Other receivables, net	91	1,805
Deferred income taxes	91	—

Total current assets	56,519	62,834
Property, plant and equipment, net	48,783	46,053
Construction in progress	2,474	6,882
Other assets	1,061	—

Total assets	$108,837	$115,769

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$2,426	$3,519
Accrued payroll and benefits	1,284	1,638
Accrued liabilities	2,913	3,887
Deferred revenue	14,473	18,203
Deferred income taxes	—	1,594
Accrued interest	23	437
Current portion of term loan	12,835	36,416

Total current liabilities	33,954	65,694

Long-term liabilities
Term loan, net of current portion	48,040	—
Deferred income taxes	6,272	7,432
Other long-term liabilities	237	210

Total long-term liabilities	54,549	7,642

Total liabilities	88,503	73,336

Commitments and contingencies (Note 7)
Stockholder’s equity
Preferred stock—$100 par value; 120,000 shares authorized; no shares issued and outstanding at September 30, 2010 and 2009	—	—
Series A preferred stock—$100 par value; 30,000 shares authorized; no shares issued and outstanding at September 30, 2010 and 2009	—	—
Common stock—no par value; 1,000 shares authorized; 985 shares issued and outstanding at September 30, 2010 and 2009 respectively	—	—
Additional paid-in capital	70,773	70,773
Receivable from parent company	(114,158)	(87,050)
Retained earnings	63,719	58,710

Total stockholder’s equity	20,334	42,433

Total liabilities and stockholder’s equity	$108,837	$115,769

See Accompanying Notes to Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Operations

(Amounts in thousands)

	For the Years Ended September 30,
	2010	2009	2008
Revenues	$131,396	$186,449	$216,615
Cost of sales	106,020	125,888	160,633

Gross profit	25,376	60,561	55,982

Operating expenses
Selling, general and administrative expense	4,497	4,758	4,039
Depreciation and amortization	439	403	191
Loss on impairment	95	—	—
(Gain) loss on disposal of property, plant and equipment	(44)	87	—

Total operating expenses	4,987	5,248	4,230

Operating income	20,389	55,313	51,752

Other income (expenses), net
Interest income	57	190	891
Interest expense	(9,859)	(8,481)	(2,747)
Loss on debt extinguishment	(2,268)	—	—
Other income (expense), net	34	(287)	77

Total other expense, net	(12,036)	(8,578)	(1,779)

Income before income taxes	8,353	46,735	49,973
Income tax expense	3,344	18,576	19,875

Net income	$5,009	$28,159	$30,098

See Accompanying Notes to Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Stockholder’s Equity

(Amounts in thousands, except shares)

	Common Stock		Additional Paid-in Capital	Receivable from Parent Company	Retained Earnings	Total Stockholder’s Equity
	Shares	Amount
Balance, September 30, 2007	985	$—	$70,773	$(942)	$453	$70,284
Net advances to parent company	—	—	—	(74,264)	—	(74,264)
Net income	—	—	—	—	30,098	30,098

Balance, September 30, 2008	985	$—	$70,773	$(75,206)	$30,551	$26,118
Net advances to parent company	—	—	—	(11,844)	—	(11,844)
Net income	—	—	—	—	28,159	28,159

Balance, September 30, 2009	985	$—	$70,773	$(87,050)	$58,710	$42,433
Net advances to parent company	—	—	—	(27,108)	—	(27,108)
Net income	—	—	—	—	5,009	5,009

Balance, September 30, 2010	985	$—	$70,773	$(114,158)	$63,719	$20,334

See Accompanying Notes to Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended September 30,
	2010	2009	2008
Cash flows from operating activities
Net income	$5,009	$28,159	$30,098
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,544	8,683	8,552
Accretion expense	27	—	—
Loss on impairment	95	—	—
Utilization of spare parts	1,521	1,676	1,000
(Gain) loss on disposal of property, plant and equipment	(44)	87	—
Non-cash interest expense	2,907	2,938	688
Loss on debt extinguishment	2,268	—	—
Premiums on early payments of debt	—	452	—
Deferred income taxes	(2,846)	243	722
Changes in operating assets and liabilities:
Accounts receivable	(861)	3,811	(1,177)
Property insurance claim receivable	1,795	(1,795)	—
Other receivables	(82)	17	2,482
Inventories	4,655	5,278	(4,183)
Deposits on gas contracts	(1,629)	17,644	(17,673)
Prepaid expenses and other assets	1,853	1,588	(276)
Accounts payable	(1,092)	(332)	306
Deferred revenue	(3,730)	(44,605)	40,349
Accrued interest	(414)	(138)	568
Accrued liabilities, accrued payroll and other	(1,579)	603	506

Net cash provided by operating activities	18,397	24,309	61,962

Cash flows from investing activities
Purchase of property, plant, equipment and construction in progress	(9,850)	(12,701)	(8,260)
Proceeds from disposal of property, plant and equipment	14	—	—

Net cash used in investing activities	(9,836)	(12,701)	(8,260)

Cash flows from financing activities
Proceeds from term loan, net of original issue discount	64,425	—	49,903
Retirement of term loan, including costs	(38,040)	—	—
Payment of debt issuance costs	(4,060)	(498)	(453)
Payments on premiums of early payments of debt	—	(452)	—
Payments on term loan	(4,209)	(15,888)	—
Payments on notes payable for financed insurance premiums	(1,296)	(575)	—
Net advances to parent company	(27,108)	(13,802)	(74,264)

Net cash used in financing activities	(10,288)	(31,215)	(24,814)

Increase (decrease) in cash	(1,727)	(19,607)	28,888
Cash and cash equivalents, beginning of year	36,661	56,268	27,380

Cash and cash equivalents, end of year	$34,934	$36,661	$56,268

See Accompanying Notes to Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Cash Flows—Continued

(Amounts in thousands)

For the fiscal years ended September 30, 2010, 2009 and 2008, the Company made certain cash payments as follows:

	For the Years Ended September 30,
	2010	2009	2008
Cash payments of interest	$7,366	$5,681	$1,490

Excluded from the statements of cash flows were the effects of certain non-cash financing and investing activities as follows:

	For the Years Ended September 30,
	2010	2009	2008
Payment of loan fees through reduction of proceeds	$—	$—	$3,097
Consideration received for warrants—non-cash contribution from Rentech	—	1,577	—
Purchase of insurance policies financed with notes payable	1,547	1,150	—
Purchase of insurance policies financed by Rentech	—	381	—
Record asset retirement obligation asset and liability	—	210	—

See Accompanying Notes to Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Business

Description of Business

Rentech Energy Midwest Corporation (“REMC”, “we”, or “the Company”), which is a wholly owned subsidiary of Rentech, Inc. (“Rentech”), owns and operates a nitrogen fertilizer manufacturing plant that uses natural gas as its feedstock. REMC’s plant, located in East Dubuque, Illinois (the “Plant”), manufactures and sells within the corn-belt region of the United States natural gas-based nitrogen fertilizer and industrial products including ammonia, urea ammonia nitrate, urea granule and urea solution, nitric acid, and liquid carbon dioxide.

Presentation

REMC has been consolidated with Rentech’s operations since it was acquired by Rentech in 2006. During that time REMC has benefitted from corporate overhead costs incurred and recorded by Rentech. These financial statements reflect REMC on a stand-alone or “carve-out” basis. In order to produce these statements, corporate overhead costs were allocated to REMC and certain transactions between the Company and Rentech were re-categorized. The net effect of the adjustments for periods before fiscal year 2008 were recorded in beginning retained earnings. Management believes that the method used to allocate the corporate overhead costs is reasonable and reflects management’s estimate of what the expenses would have been on a stand-alone basis for REMC.

Intercompany loans and advances from REMC to Rentech were recorded in a contra-equity account named Receivable from Parent Company. No interest has been recorded on this receivable. Amortization of the discount on REMC’s term loan, which was recorded by Rentech, was pushed down to REMC. An estimate of time spent on REMC’s issues by the human resource, legal and information systems departments was calculated to determine the amount of such corporate overhead costs to push down to REMC. A percentage of third party costs relating to the operating system was pushed down to REMC. Actual audit and tax services expenses for REMC were pushed down to REMC. The percentage of the expense for one employee at Rentech who was responsible for overseeing the operations at REMC was also pushed down to REMC. Rentech over the years granted RSU’s and stock options to employees of REMC. The related stock based compensation for such grants was recorded by Rentech. These costs have also been recorded by REMC in these financial statements. Total operating expenses pushed down to REMC were $1,414,000, $1,648,000 and $1,257,000 for the years ended September 30, 2010, 2009 and 2008, respectively. The entries relating to income taxes have been determined on a separate return basis.

Subsequent Events

The Company has evaluated events, if any, which occurred subsequent to September 30, 2010 through date these financial statements were issued, to ensure that such events have been properly reflected in these statements.

Note 2—Summary of Certain Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Concentration of Business and Credit Risk

On April 26, 2006, Rentech’s subsidiary, Rentech Development Corporation, entered into a Distribution Agreement with Royster-Clark Resources, LLC, who subsequently assigned the agreement to Agrium U.S. Inc. (“Agrium”). The Distribution Agreement is for a ten year period, subject to renewal options. Pursuant to the Distribution Agreement, Agrium is obligated to use commercially reasonable efforts to promote the sale of, and solicit and secure orders from its customers for nitrogen fertilizer products manufactured at the Plant, and to purchase from REMC nitrogen fertilizer products manufactured at the facility for prices to be negotiated in good faith from time to time. Under the Distribution Agreement, Agrium is appointed as the exclusive distributor for the sale, purchase and resale of nitrogen products manufactured at the Plant. Sale terms are negotiated and approved by REMC. Agrium bears the credit risk on products sold through Agrium pursuant to the Distribution Agreement. If an agreement is not reached on the terms and conditions of any proposed Agrium sale transaction, REMC has the right to sell to third parties provided the sale is on the same timetable and volumes and at a price not lower than the one proposed by Agrium. For the fiscal years ended September 30, 2010, 2009 and 2008, the Distribution Agreement accounted for 80%, 85%, and 83%, respectively, of net revenues from continuing operations. Agrium had an outstanding account receivable balance that accounted for 86% and 82% of the total accounts receivable balance of the Company as of September 30, 2010 and 2009, respectively. REMC employs personnel who negotiate sales with other customers and these transactions are not subject to the terms of the Distribution Agreement.

Under the Distribution Agreement, REMC pays commissions to Agrium not to exceed $5 million during each contract year on applicable gross sales during the first 10 years of the agreement. The commission rate was 2% during the first year of the agreement and increased by 1% on each anniversary date of the agreement up to the current rate of 5%, which is the maximum allowable rate under the distribution agreement during the first 10 years of the agreement. For the fiscal years ended September 30, 2010, 2009 and 2008, the effective commission rate associated with sales under the Distribution Agreement was 4.2%, 2.3% and 3.5%, respectively.

The Company deposits its cash and cash equivalents in accounts with major financial institutions. At times, such investments may be in excess of federally insured limits.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Fair values of receivables, other current assets, accounts payable, accrued liabilities and other current liabilities were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand. The carrying amount of debt outstanding also approximates fair value as of September 30, 2010 and 2009 because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

Revenue Recognition

Revenues from our nitrogen products are recognized when the customer takes ownership upon shipment from the Plant or its leased facility and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of a sale arrangement exists and the sales price is fixed or determinable. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging and customer disputes to determine whether collectability is reasonably assured. If collectability is not considered reasonably assured at the time of sale, the Company does not recognize revenue until collection occurs.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Natural gas, though not purchased for the purpose of resale, occasionally is sold under certain circumstances. Natural gas is sold when contracted quantities received are in excess of production and storage capacities, in which case the sales price is recorded in revenues and the related cost is recorded in cost of sales. Natural gas is also sold with a simultaneous gas purchase in order to receive a benefit that reduces raw material cost, in which case the net of the sale price and the related cost of sales are recorded within cost of sales.

Deferred Revenue

The Company records a liability for deferred revenue to the extent that payment has been received under the product prepayment contracts, which create obligations for delivery of product within a specified period of time in the future. The terms of these product prepayment contracts require payment in advance of delivery. The Company recognizes revenue related to the product prepayment contracts and relieves the liability for deferred revenue when products are shipped. A significant portion of the revenue recognized during any period may be related to product prepayment contracts, for which cash was collected during an earlier period, with the result that a significant portion of revenue recognized during a period may not generate cash receipts during that period. As of September 30, 2010 and 2009, deferred revenue was $14,473,000 and $18,203,000, respectively.

Cost of Sales

Cost of sales are comprised of manufacturing costs related to the Company’s nitrogen fertilizer and industrial products. Cost of sales expenses include: direct materials, direct labor, indirect labor, employee fringe benefits, depreciation on plant machinery and other costs, including shipping and handling charges incurred to transport products sold.

Natural Gas

The Company enters into short-term contracts to purchase physical supplies of natural gas in fixed quantities at both fixed and indexed prices. We anticipate that we will physically receive the contract quantities and use them in the production of fertilizer and industrial products. We believe it probable that the counterparties will fulfill their contractual obligations when executing these contracts. Natural gas purchases, including the cost of transportation to the Plant, are recorded at the point of delivery into the pipeline system.

Inventories

Inventories consist of raw materials and finished goods. The primary raw material in the production of nitrogen products is natural gas. Raw materials also include certain chemicals used in the manufacturing process. Finished goods includes the nitrogen products stored at the Plant that are ready for shipment along with any inventory that may be stored at a remote facility.

Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the first-in first-out method. The estimated net realizable value is based on customer orders, market trends and historical pricing. The Company performs on at least a quarterly basis an analysis of its inventory balances to determine if the carrying amount of inventories exceeds their net realizable value. If the carrying amount exceeds the estimated net realizable value, the carrying amount is reduced to the estimated net realizable value. Inventories are periodically reviewed to determine if a reserve for obsolete, deteriorated, excess or slow moving items is required. As of September 30, 2010 and 2009, no such inventory reserve was necessary. The Company allocates fixed production overhead costs to inventory based on the normal capacity of its production facilities and unallocated overhead costs are recognized as expense in the period incurred. At September 30, 2010 and 2009, inventories on the balance sheets included depreciation of $513,000 and $1,127,000, respectively.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Spare Parts

Spare parts are maintained by REMC to reduce the length of possible interruptions in plant operations from an infrastructure breakdown at the Plant. The spare parts may be held for use for many years before the spare parts are used. As a result, they are capitalized as a fixed asset at cost and are depreciated on a straight-line basis over the useful life of the related equipment until the spare parts are installed. When spare parts are utilized, the net book values of the assets are charged to earnings as a cost of sale. Periodically, the spare parts are evaluated for obsolescence and impairment and if the value of the spare parts is impaired, it is charged against earnings.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less, money market accounts and deposits in financial institutions to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable

Trade receivables are initially recorded at fair value based on the sale of goods to customers and are stated net of allowances.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Type of Asset	Estimated Useful Life
Building and building improvements	30-40 years
Land improvements	15-20 years
Machinery and equipment	7-10 years
Furniture, fixtures and office equipment	7 years
Computer equipment and software	3-5 years
Vehicles	5 years
Spare parts	Useful life of the spare parts or the related equipment
Leasehold improvements	Useful life or remaining lease term whichever is shorter
Ammonia catalyst	3-10 years
Platinum catalyst	Based on units of production

Significant renewals and betterments are capitalized. Costs of maintenance and repairs are expensed as incurred. Approximately every two years, REMC incurs turnaround expenses which represent the cost of shutting down the Plant for planned maintenance. Such costs are expensed as incurred. When property, plant and equipment is retired or otherwise disposed of, the asset and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is reflected in operating expenses.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Construction in Progress

We track project development costs and capitalize those costs after a project has completed the scoping phase and enters the feasibility phase. We also capitalize costs for improvements to the existing machinery and equipment at our Plant and certain costs associated with our information technology initiatives. Interest incurred on development and construction projects is capitalized until construction is complete. We do not depreciate construction in progress costs until the underlying assets are placed into service.

Impairment of Long-Lived Assets

Long-lived assets, construction in progress and identifiable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset’s fair value.

Software Capitalization

The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to software implementation projects. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Leases

The Company evaluates its lease agreements to determine if they should be capitalized or expensed. As of September 30, 2010 and 2009, the Company had not executed any lease agreements that meet the criteria of a capital lease and therefore all lease costs were expensed.

Advertising Costs

The Company recognizes advertising expense when incurred. Advertising expense was not significant for the fiscal years ended September 30, 2010, 2009 and 2008.

Income Taxes

REMC is not a separate tax-paying entity. REMC is included in Rentech’s consolidated federal and certain state income tax groups for income tax reporting purposes and is responsible for its separate company income taxes calculated upon its taxable income at a current estimate of the annual effective tax rate. On a separate return basis, the Company would have income taxes payable owed to Rentech. However, no tax payments are expected to be made to Rentech and therefore the liability has been netted against receivable from parent company.

The Company accounts for income taxes in accordance with applicable accounting guidance. Such accounting guidance requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards.

The realization of deferred income tax assets is dependent on the generation of taxable income in appropriate jurisdictions during the periods in which those temporary differences are deductible. Management

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in determining the amount of the valuation allowance. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management determines if it is more likely than not that the Company will realize the benefits of these deductible differences. As of September 30, 2010, the most significant factor considered in determining the realizability of these deferred tax assets was our profitability over the past three years. Management believes that at this point in time, it is more likely than not that the deferred tax assets will be realized.

Accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance requires that the Company recognize in its consolidated financial statements, only those tax positions that are “more-likely-than-not” of being sustained as of the adoption date, based on the technical merits of the position. The Company has performed a comprehensive review of its material tax positions in accordance with accounting guidance and has determined that no uncertain tax positions exist.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Since the Company has no uncertain tax positions, no interest or penalties have been accrued related to uncertain tax positions in the balance sheet or statement of operations. The Company is subject to examination for federal and Illinois income taxes for the tax years ended September 30, 2007 through September 30, 2010.

While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on federal and state tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued a standard on fair value measurements that clarified the principle that fair value shall be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it established a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB provided a one year deferral for the implementation of this standard for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis. The provisions of this standard were effective for the Company’s financial assets and liabilities for the fiscal year beginning October 1, 2008. The provisions of this standard were effective for the Company’s non-financial assets and liabilities for the fiscal year beginning October 1, 2009. The adoption of this standard for financial and non-financial assets and liabilities did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued a staff position on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The staff position amends the provisions of a previously issued standard for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This guidance eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria. It is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance is effective for the Company’s fiscal years beginning on or after October 1, 2009. In the absence of any definitive future business combinations, the Company does not currently expect this guidance to have a material impact on the Company’s financial condition, results of operations or disclosures.

In May 2011, the FASB issued guidance which clarifies previous guidance related to fair value measurement. This guidance is effective during interim and annual periods beginning after December 15, 2011. It is effective for our interim period beginning on January 1, 2012. Early application is not permitted. The adoption of this guidance is not expected to have a material impact on our financial position, results of operations or disclosures.

In June 2011, the FASB issued guidance on comprehensive income. Under the guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This standard is effective for fiscal years beginning after December 15, 2011. It is effective for the Company’s fiscal year beginning on October 1, 2012. Early adoption is permitted. There are no elements of comprehensive income included in these financial statements; therefore the adoption of this standard did not have a material impact on the Company’s financial position, results of operations or disclosures.

Note 3—Accounts Receivable

Accounts receivable consisted of the following:

	As of September 30,
	2010	2009
	(in thousands)
Trade receivables from nitrogen products	$9,578	$8,717
Allowance for doubtful accounts on trade accounts receivable	—	—

Total accounts receivable, net	$9,578	$8,717

Note 4—Inventories

Inventories consisted of the following:

	As of September 30,
	2010	2009
	(in thousands)
Finished goods	$6,338	$11,834
Raw materials	628	388

Total inventory	$6,966	$12,222

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 5—Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	As of September 30,
	2010	2009
	(in thousands)
Land	$1,210	$1,193
Buildings and building improvements	5,352	4,820
Machinery and equipment	73,967	63,200
Furniture, fixtures and office equipment	57	57
Computer equipment and computer software	1,964	1,791
Vehicles	125	125
Conditional asset (asbestos removal)	210	210

	82,885	71,396
Less accumulated depreciation	(34,102)	(25,343)

Total depreciable property, plant and equipment, net	$48,783	$46,053

Construction in progress consisted of the following:

	As of September 30,
	2010	2009
	(in thousands)
Construction in progress for the Plant	$2,474	$6,882

The Company has a legal obligation to handle and dispose of asbestos at its Plant in a special manner when undergoing major or minor renovations or when buildings at this location are demolished, even though the timing and method of settlement are conditional on future events that may or may not be in its control. As a result, the Company has developed an estimate for a conditional obligation for this disposal. In addition, the Company, through its normal repair and maintenance program, may encounter situations in which it is required to remove asbestos in order to complete other work. The Company applied the expected present value technique to calculate the fair value of the asset retirement obligation for the property and, accordingly, the asset and related obligation for the property have been recorded. In accordance with the applicable guidance, the liability is increased over time and such increase is recorded as accretion expense. The liability at September 30, 2010 and 2009 was $237,000 and $210,000, respectively. The accretion expense for the years ended September 30, 2010, 2009 and 2008 was $27,000, $0 and $0, respectively.

Note 6—Debt

On June 13, 2008, Rentech, Inc. (“Rentech”), REMC’s parent, and REMC executed a $53,000,000 amended and restated credit agreement (the “2008 Credit Agreement”) by and among REMC as the borrower, Rentech as a guarantor, Credit Suisse, Cayman Islands Branch (“Credit Suisse”), as administrative agent and collateral agent and the lenders party thereto. The Credit Agreement replaced the $26,500,000 credit agreement dated May 30, 2008 among Rentech, REMC and Credit Suisse.

The 2008 Credit Agreement was a term loan that was set to mature on May 29, 2010, with an option, subject to certain conditions and fees, to extend the maturity date to May 29, 2011. The principal balance of the term loan was due and payable in full on the maturity date. The term loan bore interest at the election of REMC of

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

either: (a)(i) the greater of LIBOR or 3%, plus (a)(ii) 10.0%; or (b)(i) the greater of 4%, the prime rate, as determined by Credit Suisse, or 0.5% in excess of the federal funds effective rate, plus (b)(ii) 9.0%. Interest payments were generally made on a quarterly basis, as required by the terms of the agreement.

On January 14, 2009, REMC entered into the First Amendment to Amended and Restated Credit Agreement and Waiver (the “2009 First Amendment and Waiver”). In addition to an increase in interest rates and certain fees to the lenders and its advisors, as further consideration for the 2009 First Amendment and Waiver, Rentech sold to Credit Suisse Management LLC, SOLA LTD and Solus Core Opportunities Master Fund Ltd., for an aggregate issue price of approximately $50,000, warrants to purchase 4,993,379 shares of Rentech’s common stock, or 3% of Rentech’s outstanding shares at the time of issuance. The exercise price of $0.92 per share for each warrant was a 20% premium above the weighted average price for Rentech’s stock over the 10 trading days preceding the January 14, 2009 closing date of the 2009 First Amendment and Waiver. Seventy-five percent of the warrants were immediately exercisable and expire 5 years from the grant date. The remaining 25% of the warrants were set to expire on the maturity date of the term loan. This portion of the warrants vested and became exercisable July 1, 2009.

On January 29, 2010, Rentech and REMC replaced the 2008 Credit Agreement with a senior collateralized credit agreement (the “2010 Credit Agreement”) with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto. Under the 2010 Credit Agreement, REMC borrowed $62.5 million in the form of new collateralized term loans (the “Initial Term Loans”), the proceeds of which were used to repay the term loan outstanding under the 2008 Credit Agreement (the principal amount of which at the time of prepayment was approximately $37 million), to make a loan to Rentech in the amount of approximately $18 million and to pay related fees and expenses. The payoff of the term loan under the 2008 Credit Agreement is considered an early extinguishment of debt. As a result, for the year ended September 30, 2010, a loss on debt extinguishment of $2.3 million was recorded in the statements of operations.

The 2010 Credit Agreement also included an uncommitted incremental term loan facility under which REMC could request up to $15 million in incremental term loans. The amount of incremental term loans was subsequently increased pursuant to the First Amendment, as described below, and the Second Amendment, as described in Note 11—Subsequent Events, subject to the satisfaction of certain conditions.

The Initial Term Loans were issued with original issue discount of 3%, and bear interest, at the election of REMC, at either (a)(i) the greater of LIBOR or 2.5%, plus (ii) 10.0% or (b)(i) the greatest of (w) the prime rate, as determined by Credit Suisse, (x) 0.5% in excess of the federal funds effective rate, (y) LIBOR plus 1.0% or (z) 3.5% plus (ii) 9.0%. Interest payments are generally made on a quarterly basis. The term loans outstanding under the 2010 Credit Agreement, as amended, mature on July 29, 2014 and are subject to annual amortization, payable quarterly, of 7.5% of the outstanding principal amount in calendar years 2010 and 2011, 15.0% of the outstanding principal amount in calendar years 2012 and 2013, and the remainder payable in the last six months prior to maturity. The 2010 Credit Agreement requires mandatory prepayment and reduction of principal outstanding under certain circumstances, with customary exceptions, from the proceeds of the sale of assets and the sale or issuance of certain indebtedness, and from certain insurance and condemnation proceeds. The 2010 Credit Agreement also requires that a certain percentage of excess cash flow from REMC, as defined in the 2010 Credit Agreement, be applied to repay outstanding principal. The percentage of REMC’s excess cash flow required to be applied as a prepayment will depend on REMC’s leverage ratio as of the relevant calculation date and the aggregate outstanding principal amount of loans under the 2010 Credit Agreement on such date. If the leverage ratio is greater than or equal to 1.00:1.00, then 100% of the excess cash flow will be required to be applied as a prepayment. Prior to giving effect to the Second Amendment, if the leverage ratio is less than 1.00:1.00 and the aggregate outstanding principal amount of loans under the 2010 Credit Agreement is (a) greater

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

than or equal to $50 million, then 100% of excess cash flow will be required to be applied as a prepayment to such loans, (b) greater than or equal to $40 million but less than $50 million, then 75% of excess cash flow will be required to be applied as a prepayment to such loans or (c) less than $40 million, then 50% of excess cash flow will be required to be applied as a prepayment to such loans.

On July 21, 2010, REMC and Rentech entered into an amendment to credit agreement, waiver and collateral agent consent to the 2010 Credit Agreement (the “First Amendment”). The First Amendment, among other things, modified the excess cash flow calculation, the prepayment premium schedule, the interest coverage financial covenant and the maximum leverage financial covenant; waived the EBITDA (as defined in the 2010 Credit Agreement) and maximum principal requirements in connection with the First Incremental Loan (as described below); and increased the maximum aggregate incremental term loan amount to $35 million. The First Amendment also included an early prepayment by REMC of $15 million of principal of the Initial Term Loans outstanding under the 2010 Credit Agreement made from cash at REMC that had been held for such purpose. The $15 million prepayment will be deducted from the mandatory excess cash flow prepayment for fiscal year 2010, if any, pursuant to the terms of the 2010 Credit Agreement.

Simultaneously upon entering into the First Amendment, REMC and Rentech entered into an incremental loan assumption agreement to borrow an additional $20 million (the “First Incremental Loan”), with proceeds of approximately $18.5 million transferred to Rentech in the form of a loan. The First Incremental Loan was issued with original issue discount of 6%, and is subject to annual amortization, payable quarterly, of 1.87% of the original principal amount for the remainder of calendar year 2010, 7.5% of the original principal amount for calendar year 2011, 15.0% of the original principal amount for calendar years 2012 and 2013, and the remainder payable in the last six months prior to maturity. The other terms of the First Incremental Loan, including without limitation, the maturity date, interest rate and collateral security, are the same as the Initial Term Loans.

The obligations under the 2010 Credit Agreement are collateralized by substantially all of REMC’s assets, Rentech’s assets and the assets of most of its other subsidiaries, including a pledge of the equity interests in most of its other subsidiaries. In addition, REMC granted Credit Suisse a mortgage on its real property to collateralize its obligations under the 2010 Credit Agreement and related loan documents. The Initial Term Loans and the First Incremental Loan are both guaranteed by REMC, Rentech and certain of its subsidiaries and contain restrictions on the amount of cash that can be transferred from REMC to Rentech or its non-REMC subsidiaries after the initial transfer to the Company on the closing date of the 2010 Credit Agreement or the permitted transfer under the First Amendment. The 2010 Credit Agreement includes restrictive covenants that limit REMC’s and Rentech’s ability to make investments, dispose of assets, pay cash dividends or repurchase stock. Prior to entry into the Second Amendment, the 2010 Credit Agreement prohibited distributions of cash from REMC to Rentech until the loan balance was reduced to $50 million and certain leverage tests are met. The Second Amendment increased the threshold for potential distributions from $50 million to $65 million.

As of September 30, 2010, we were in compliance with all covenants under the 2010 Credit Agreement, as amended by the First Amendment.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

Long-term debt consists of the following:

	As of September 30,
	2010	2009
	(in thousands)
Face value of term loan under the credit agreements	$63,291	$37,112
Less unamortized discount	(2,416)	(696)

Book value of term loan under the credit agreements	60,875	36,416
Less current portion	(12,835)	(36,416)

Term loan, long term portion	$48,040	$—

Future maturities of long-term debt as of September 30, 2010 are as follows (in thousands):

For the Years Ending September 30,
2011	$14,268
2012	34,391
2013	12,375
2014	2,257
2015	—
Thereafter	—

$63,291
Less unamortized discount	(2,416)

$60,875

Note 7—Commitments and Contingencies

Natural Gas Agreements

The Company’s policy and practice is to enter into fixed-price purchase contracts for natural gas to minimize monthly and seasonal gas price volatility and in conjunction with contracted product sales in order to substantially fix gross margin on those product prepayment contracts. We have entered into multiple natural gas supply contracts, including both fixed- and indexed-price contracts, for various delivery dates through March 31, 2011. Commitments for natural gas purchases consist of the following:

	As of September 30,
	2010	2009
	(in thousands, except weighted average rate)
MMBtus under fixed-price contracts	3,465	1,398
MMBtus under index-price contracts	403	—

Total MMBtus under contracts	3,868	1,398

Commitments to purchase natural gas	$15,294	$6,615
Weighted average rate per MMBtu based on the fixed rates and the indexes applicable to each contract	$3.95	$4.73

Subsequent to September 30, 2010, we entered into multiple natural gas supply contracts for various delivery dates through June 30, 2011. The total MMBtus associated with these additional contracts was

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

3,274,000 and the total amount of the purchase commitments was approximately $13,710,000 resulting in a weighted average rate per MMBtu of approximately $4.19. We are required to make additional prepayments under these purchase contracts in the event that market prices fall below the purchase prices in the contracts.

Operating Leases

The Company has various operating leases of real and personal property which expire through October 2014. Total lease expense for the years ended September 30, 2010, 2009 and 2008 was $1,205,000, $935,000 and $743,000, respectively.

Future minimum lease payments as of September 30, 2010 are as follows (in thousands):

For the Years Ending September 30,
2011	$258
2012	7
2013	5
2014	5
2015	2
Thereafter	—

$277

Litigation

The Company is party to litigation from time to time in the normal course of business. While the outcome of the Company’s current matters cannot be predicted with certainty, the Company maintains insurance to cover certain actions and believes that resolution of its current litigation will not have a material adverse effect on the Company.

In October 2009, the United States Environmental Protection Agency (the “EPA”) Region 5 issued a Notice and Finding of Violation pursuant to the Clean Air Act (“CAA”) related to the #1 nitric acid plant at the Plant. The notice alleges violations of the CAA’s New Source Performance Standard for nitric acid plants, Prevention of Significant Deterioration requirements and Title V Permit Program requirements. The notice appears to be part of the EPA’s Clean Air Act National Enforcement Priority for New Source Review/Prevention of Significant Deterioration related to nitric acid plants, which seeks to reduce emissions from nitric acid plants through proceedings that result in the installation of new pollution control technology. The Company continues to engage in dialogue with the EPA regarding the Company’s defenses to the alleged violations and has had meetings and conversations with the EPA to discuss technical issues associated with the installation, and the associated monitoring and emissions limits, of any new pollution control technology to resolve the EPA’s alleged violations. The EPA has informed the Company that it has referred this matter to the United States Department of Justice. Based on discussions with the EPA, the Company does not believe that the matter will have a material adverse effect on the Company.

Note 8—Accounting for Stock Based Compensation

The accounting guidance requires all share-based payments, including grants of stock options, to be recognized in the statement of operations, based on their fair values. Most grants have graded vesting provisions where an equal number of shares vest on each anniversary of the grant date. Rentech allocates the total

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

compensation cost on a straight-line attribution method over the requisite service period. All grants vest upon the fulfillment of service conditions and have no performance or market-based vesting conditions. Stock based compensation expense that REMC records is included in selling, general and administrative expense.

During fiscal 2010, 2009 and 2008, charges associated with all equity-based grants issued to REMC employees were recorded as follows:

	For the Years Ended September 30,
	2010	2009	2008
	(in thousands)
Stock based compensation expense	$121	$114	$57

Stock Options

Rentech has multiple stock option plans under which options have been granted to employees, including officers and managers of REMC, to purchase at a price not less than the fair market value of Rentech’s common stock at the date the options were granted. Each of these plans allow the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute non-statutory options. Options under Rentech’s 2006 Incentive Award Plan and the 2009 Plan generally expire between three and ten years from the date of grant or at an alternative date as determined by the committee of the Board of Directors of Rentech that administers the plan. Options under Rentech’s 2006 Incentive Award Plan and the 2009 Plan are generally exercisable on the grant date or a vesting schedule between one and three years from the grant date as determined by the committee of the Board of Directors of Rentech that administers the plans.

During fiscal 2010, 2009 and 2008, charges associated with stock option grants issued to REMC employees were recorded as follows:

	For the Years Ended September 30,
	2010	2009	2008
	(in thousands)
Stock based compensation expense	$1	$26	$40

As of September 30, 2010, all stock options are fully vested and the related compensation cost has been recorded.

Restricted Stock Units and Performance Share Awards

Rentech issues RSU’s which are equity-based instruments that may be settled in shares of common stock of Rentech. In fiscal 2010, 2009 and 2008, Rentech issued RSU’s and Performance Share Awards to certain employees as long-term incentives.

The compensation expense incurred by Rentech for RSU’s and Performance Share Awards is based on the closing market price of Rentech’s common stock on the date of grant and is amortized ratably on a straight-line basis over the requisite service period and charged to selling, general and administrative expense with a corresponding increase to additional paid-in capital.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

During fiscal 2010, 2009 and 2008, charges associated with RSU’s and Performance Share Award grants issued to REMC employees were recorded as follows:

	For the Years Ended September 30,
	2010	2009	2008
	(in thousands)
Stock based compensation expense	$120	$88	$17

As of September 30, 2010, there was $117,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements from previously granted RSU’s and Performance Share Awards. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Note 9—Defined Contribution Plan

Salaried employees participate in Rentech’s 401(k) plan while union employees participate in the Company’s 401(k) plan. Salaried employees who are at least 18 years of age and have 60 days of service are eligible to participate in Rentech’s plan. Rentech is currently matching 75% of the first 6% of the participant’s salary deferrals. Participants are fully vested in both matching and any discretionary contributions made to the plan by Rentech. Union employees who are at least 18 years of age and have been employed by REMC for 120 days are eligible to participate in the Company’s plan. Union employees hired before October 20, 1999 receive a Company contribution of 4% of compensation and a Company match of 50% of the first 2% of the participant’s salary deferrals. Union employees hired after October 19, 1999 receive a company matching contribution of 75% of the first 6% of the participant’s salary deferrals. Participants are fully vested in both matching and any discretionary contributions made to the plan by REMC. The Company contributed $442,000, $434,000 and $404,000 to the plans for the years ended September 30, 2010, 2009 and 2008, respectively.

Note 10—Income Taxes

The provision (benefit) for income taxes for the years ended September 30, 2010, 2009 and 2008 was, as follows:

	For the Years Ended September 30,
	2010	2009	2008
	(in thousands)
Current:
Federal	$5,454	$16,152	$16,874
State	736	2,181	2,279

Total Current	6,190	18,333	19,153

Deferred:
Federal	$(2,507)	$214	$636
State	(339)	29	86

Total Deferred	(2,846)	243	722

	3,344	18,576	19,875

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

A reconciliation of the income taxes at the federal statutory rate to the effective tax rate was as follows:

	For the Years Ended September 30,
	2010	2009	2008
	(in thousands)
Federal income tax benefit calculated at the federal statutory rate	$2,924	$16,358	$17,490
State income tax benefit net of federal benefit	397	2,210	2,365
Permanent. True ups, other	23	8	20
Income tax expense	$3,344	$18,576	$19,875

The components of the net deferred tax liability and net deferred tax asset as of September 30, 2010 and 2009 are as follows:

	As of September 30,
	2010	2009
	(in thousands)
Current deferred tax assets/(liabilities):
Accruals for financial statement purposes not allowed for income taxes	$1,351	$1,044
Basis difference in prepaid expenses	(268)	(394)
Inventory	(992)	(2,244)

Current deferred tax asset (liability), net	91	(1,594)
Long-term deferred tax assets/(liabilities):
Basis difference relating to intangibles	$38	$—
Basis difference in property, plant and equipment	(6,335)	(7,447)
Other	25	15

Long-term deferred tax asset/(liability), net	$(6,272)	$(7,432)

Net deferred tax liabilities	$(6,181)	$(9,026)

Note 11—Subsequent Events

On November 24, 2010 Rentech and REMC entered into a Second Amendment to Credit Agreement, Waiver and Collateral Agent Consent (the “Second Amendment”), among REMC, Rentech, certain subsidiaries of Rentech, certain lenders party thereto and Credit Suisse, as administrative agent and collateral agent. The Second Amendment further amends and waives certain provisions of the 2010 Credit Agreement and the First Amendment.

The Second Amendment, among other things, (1) permits a special distribution by REMC to Rentech in 2011 subject to compliance with and satisfaction of certain conditions; (2) modified the definition of “Required Lenders”, the requirement regarding prepayment of excess cash flow, the prepayment premium schedule, the interest coverage financial covenant, the maximum leverage financial covenant and certain other covenants such as indebtedness, liens, restricted payments and capital expenditures; (3) waived the EBITDA and maximum principal requirements in connection with the Second Incremental Loan (as described below); and (4) increased the maximum aggregate uncommitted incremental term loan amount to $40 million under which REMC may request future borrowing subject to the satisfaction of certain conditions. In connection with the Second Amendment, REMC prepaid $20 million of outstanding principal under the 2010 Credit Agreement as amended by the First Amendment from cash on hand that REMC had reserved for such purpose. The $20 million prepayment will be deducted from the mandatory excess cash flow prepayment requirement (as defined in the 2010 Credit Agreement, as amended) for fiscal year 2010, and if such amount exceeds the prepayment

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO FINANCIAL STATEMENTS

requirement for fiscal year 2010, then any excess (up to $11 million) will be credited against the prepayment requirement for fiscal year 2011, pursuant to the terms of the 2010 Credit Agreement as amended.

Concurrently with entering into the Second Amendment, REMC and Rentech entered into a second incremental loan assumption agreement (the “Second Incremental Loan Agreement”) to borrow an additional $52 million incremental term loan (the “Second Incremental Loan”). Net proceeds of approximately $50.85 million from the Second Incremental Loan were dividended to Rentech. The Second Incremental Loan was issued with original issue discount of 2%, and is subject to annual amortization, payable quarterly, of 1.875% of the original principal amount for the remainder of calendar year 2010, 7.5% of the original principal amount for calendar year 2011, 15.0% of the original principal amount for calendar years 2012 and 2013, and the remainder payable in the last six months prior to the maturity date of July 29, 2014. The other terms of the Second Incremental Loan, including without limitation, the maturity date, interest rate and collateral security, are the same as those of the Initial Term Loan. After giving effect to the making of the $20 million prepayment and the borrowing of the Second Incremental Loan, the total principal amount of outstanding term loans to REMC under the 2010 Credit Agreement as amended is approximately $95.3 million.

Effective for years beginning on or after January 1, 2011, the Illinois corporate tax rate increased to 7% from 4.8% and the replacement tax remained at 2.5%.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

RENTECH ENERGY MIDWEST CORPORATION

Balance Sheets

(Amounts in thousands, except per share data)

	Pro Forma As of June 30, 2011 (Note 1)	As of
		June 30, 2011	September 30, 2010
		(Unaudited)
Current assets
Cash and cash equivalents	$21,444	$21,444	$34,934
Accounts receivable, net of allowance for doubtful accounts of $0 at June 30, 2011 and September 30, 2010	13,502	13,502	9,578
Inventories	7,426	7,426	6,966
Deposits on gas contracts	2,728	2,728	2,353
Prepaid expenses and other current assets	4,320	4,320	2,506
Other receivables, net	56	56	91
Deferred income taxes	91	91	91

Total current assets	49,567	49,567	56,519
Property, plant and equipment, net	44,427	44,427	48,783
Construction in progress	10,753	10,753	2,474
Other assets	6,531	6,531	1,061

Total assets	$111,278	$111,278	$108,837

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities
Accounts payable	$4,848	$4,848	$2,426
Accrued payroll and benefits	1,631	1,631	1,284
Accrued liabilities	3,872	3,872	2,913
Deferred revenue	8,159	8,159	14,473
Due to parent company	15,483	15,483	—
Dividends payable	79,485	—	—
Accrued interest	41	41	23
Current portion of term loan	31,494	31,494	12,835

Total current liabilities	145,013	65,528	33,954

Long-term liabilities
Term loan, net of current portion	118,506	118,506	48,040
Deferred income taxes	6,476	6,476	6,272
Other long-term liabilities	260	260	237

Total long-term liabilities	125,242	125,242	54,549

Total liabilities	270,255	190,770	88,503

Commitments and contingencies (Note 6)
Stockholder’s equity (deficit)
Preferred stock—$100 par value; 120,000 shares authorized; no shares issued and outstanding at June 30, 2011 and September 30, 2010	—	—	—
Series A preferred stock—$100 par value; 30,000 shares authorized; no shares issued and outstanding at June 30, 2011 and September 30, 2010	—	—	—
Common stock—no par value; 1,000 shares authorized; 985 shares issued and outstanding at June 30, 2011 and September 30, 2010	—	—	—
Additional paid-in capital	70,773	70,773	70,773
Receivable from parent company	—	—	(114,158)
Retained earnings (accumulated deficit)	(229,750)	(150,265)	63,719

Total stockholder’s equity (deficit)	(158,977)	(79,492)	20,334

Total liabilities and stockholder’s equity (deficit)	$111,278	$111,278	$108,837

See Accompanying Notes to Unaudited Condensed Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Operations

(Amounts in thousands)

	For the Nine Months Ended June 30,
	2011	2010
	(Unaudited)
Revenues	$141,291	$96,317
Cost of sales	77,535	79,092

Gross profit	63,756	17,225

Operating expenses
Selling, general and administrative expense	4,036	2,983
Depreciation and amortization	314	305
Gain on disposal of property, plant and equipment	(72)	(43)

Total operating expenses	4,278	3,245

Operating income	59,478	13,980

Other income (expenses), net
Interest income	40	46
Interest expense	(9,230)	(7,278)
Loss on debt extinguishment	(13,816)	(2,268)
Other income, net	4	151

Total other expense, net	(23,002)	(9,349)

Income before income taxes	36,476	4,631
Income tax expense	14,909	1,840

Net income	$21,567	$2,791

See Accompanying Notes to Unaudited Condensed Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statement of Stockholder’s Equity

(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Receivable from Parent Company	Retained Earnings (Accumulated Deficit)	Total Stockholder’s Equity (Deficit)
	Shares	Amount
	(Unaudited)
Balance, September 30, 2010	985	$—	$70,773	$(114,158)	$63,719	$20,334
Dividends paid	—	—	—	112,740	(235,551)	(122,811)
Net advances from parent company	—	—	—	1,418	—	1,418
Net income	—	—	—	—	21,567	21,567

Balance, June 30, 2011	985	$—	$70,773	$—	$(150,265)	$(79,492)

See Accompanying Notes to Unaudited Condensed Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Cash Flows

(Amounts in thousands)

	For the Nine Months Ended June 30,
	2011	2010
	(Unaudited)
Cash flows from operating activities
Net income	$21,567	$2,791
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,507	7,617
Accretion expense	23	20
Utilization of spare parts	873	1,284
Gain on disposal of property, plant and equipment	(72)	(43)
Write-down of inventory to market	14	—
Non-cash interest expense	947	2,358
Loss on debt extinguishment	13,816	2,268
Payment of prepayment penalty fee	(8,261)	—
Deferred income taxes	204	—
Changes in operating assets and liabilities:
Accounts receivable	(3,924)	(2,924)
Property insurance claim receivable	—	1,795
Other receivables	35	9
Inventories	(323)	2,664
Deposits on gas contracts	(375)	(873)
Prepaid expenses and other assets	(37)	2,391
Accounts payable	2,421	112
Deferred revenue	(6,314)	(17,441)
Due to parent company	15,483	—
Accrued interest	18	(395)
Accrued liabilities, accrued payroll and other	882	1,184

Net cash provided by operating activities	44,484	2,817

Cash flows from investing activities
Purchase of property, plant, equipment and construction in progress	(12,398)	(9,088)
Proceeds from disposal of property, plant and equipment	16	14

Net cash used in investing activities	(12,382)	(9,074)

Cash flows from financing activities
Proceeds from term loan, net of original issue discount	200,960	60,625
Retirement of term loan, including costs	(85,383)	(38,040)
Payment of debt issuance costs	(8,755)	(4,060)
Payments on term loan	(29,908)	(2,662)
Payments on notes payable for financed insurance premiums	(1,113)	(954)
Payment of dividends	(122,811)	—
Net receipts from (advances to) parent company	1,418	(13,621)

Net cash provided by (used in) financing activities	(45,592)	1,288

Increase (decrease) in cash	(13,490)	(4,969)
Cash and cash equivalents, beginning of year	34,934	36,661

Cash and cash equivalents, end of period	$21,444	$31,692

See Accompanying Notes to Unaudited Condensed Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

Statements of Cash Flows—Continued

(Amounts in thousands)

Excluded from the statements of cash flows were the effects of certain non-cash financing and investing activities as follows:

	For the Nine Months Ended June 30,
	2011	2010
	(Unaudited)
Purchase of insurance policies financed with notes payable	$1,537	$1,547
Receivable from parent company reclassified as dividend	112,740	—

See Accompanying Notes to Unaudited Condensed Financial Statements.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1—Description of Business

Description of Business

Rentech Energy Midwest Corporation (“REMC”, “we”, or “the Company”), which is a wholly-owned subsidiary of Rentech, Inc. (“Rentech”), owns and operates a nitrogen fertilizer manufacturing plant that uses natural gas as its feedstock. REMC’s plant, located in East Dubuque, Illinois (the “Plant”), manufactures and sells within the corn-belt region of the United States natural gas-based nitrogen fertilizer and industrial products including ammonia, urea ammonia nitrate, urea granule and urea solution, nitric acid, and liquid carbon dioxide.

Presentation

REMC has been consolidated with Rentech’s operations since it was acquired by Rentech in 2006. During that time REMC has benefitted from corporate overhead costs incurred and recorded by Rentech. These financial statements reflect REMC on a stand-alone or “carve-out” basis. In order to produce these statements, corporate overhead costs were allocated to REMC and certain transactions between the Company and Rentech were re-categorized. The net effect of the adjustments for periods before fiscal year 2008 were recorded in beginning retained earnings. Management believes that the method used to allocate the corporate overhead costs is reasonable and reflects management’s estimate of what the expenses would have been on a stand-alone basis for REMC.

Intercompany loans and advances from REMC to Rentech were recorded in a contra-equity account named Receivable from Parent Company. No interest has been recorded on this receivable. Amortization of the discount on REMC’s term loan, which was recorded by Rentech, was pushed down to REMC. An estimate of time spent on REMC’s issues by the human resource, legal and information systems departments was calculated to determine the amount of such corporate overhead costs to push down to REMC. A percentage of third party costs relating to the operating system was pushed down to REMC. Actual audit and tax services expenses for REMC were pushed down to REMC. The percentage of the expense for one employee at Rentech who was responsible for overseeing the operations at REMC was also pushed down to REMC. Rentech over the years granted RSU’s and stock options to employees of REMC. The related stock based compensation for such grants was recorded by Rentech. These costs have also been recorded by REMC in these financial statements. Total operating expenses pushed down to REMC were $1,262,000 and $1,061,000 for the nine months ended June 30, 2011 and 2010, respectively. The entries relating to income taxes have been determined on a separate return basis.

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position at June 30, 2011, and the results of operations and cash flows for the periods presented. Operating results for the nine months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2011.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The unaudited pro forma condensed balance sheet as of June 30, 2011 gives effect to the accrual of the distribution of a portion of the net proceeds of this offering to Rentech Nitrogen Holdings, Inc. and the related effects to stockholder’s equity as if the distribution had been declared as of June 30, 2011.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Subsequent Events

The Company has evaluated events, if any, which occurred subsequent to June 30, 2011 through the date these financial statements were issued, to ensure that such events have been properly reflected in these statements.

Note 2—Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued a standard which provides guidance about the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This standard is effective for fiscal years beginning after November 15, 2009. It is effective for the Company’s fiscal year beginning on October 1, 2010. The Company did not transfer financial assets during the nine months ended June 30, 2011; therefore the adoption of this standard did not have a material impact on the Company’s financial position, results of operations or disclosures for the nine months ended June 30, 2011.

In May 2011, the FASB issued guidance which clarifies previous guidance related to fair value measurement. This guidance is effective during interim and annual periods beginning after December 15, 2011. It is effective for our interim period beginning on January 1, 2012. Early application is not permitted. The adoption of this guidance is not expected to have a material impact on our financial position, results of operations or disclosures.

In June 2011, the FASB issued guidance on comprehensive income. Under the guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This standard is effective for fiscal years beginning after December 15, 2011. It is effective for the Company’s fiscal year beginning on October 1, 2012. Early adoption is permitted. There are no elements of comprehensive income included in these financial statements; therefore the adoption of this standard did not have a material impact on the Company’s financial position, results of operations or disclosures for the nine months ended June 30, 2011.

Note 3—Inventories

Inventories consisted of the following:

	As of
	June 30, 2011	September 30, 2010
	(in thousands)
Finished goods	$7,050	$6,338
Raw materials	376	628

Total inventory	$7,426	$6,966

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4—Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	As of
	June 30, 2011	September 30, 2010
	(in thousands)
Land	$1,281	$1,210
Buildings and building improvements	5,130	5,352
Machinery and equipment	76,917	73,967
Furniture, fixtures and office equipment	57	57
Computer equipment and computer software	1,964	1,964
Vehicles	125	125
Conditional asset (asbestos removal)	210	210

	85,684	82,885
Less accumulated depreciation	(41,257)	(34,102)

Total depreciable property, plant and equipment, net	$44,427	$48,783

The Company has a legal obligation to handle and dispose of asbestos at its Plant in a special manner when undergoing major or minor renovations or when buildings at this location are demolished, even though the timing and method of settlement are conditional on future events that may or may not be in its control. As a result, the Company has developed an estimate for a conditional obligation for this disposal. In addition, the Company, through its normal repair and maintenance program, may encounter situations in which it is required to remove asbestos in order to complete other work. The Company applied the expected present value technique to calculate the fair value of the asset retirement obligation for the property and, accordingly, the asset and related obligation for the property have been recorded. In accordance with the applicable guidance, the liability is increased over time and such increase is recorded as accretion expense. The liability at June 30, 2011 and the accretion expense for the nine months ended June 30, 2011 were $260,000 and $23,000, respectively.

Note 5—Debt

On November 24, 2010, Rentech and REMC entered into a Second Amendment to Credit Agreement, Waiver and Collateral Agent Consent (the “Second Amendment”) to the 2010 Credit Agreement (as defined below) among REMC, Rentech, certain subsidiaries of Rentech, certain lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent (“Credit Suisse”). The Second Amendment further amends and waives certain provisions of a senior collateralized credit agreement entered into by Rentech, REMC, Credit Suisse and the lenders party thereto on January 29, 2010, as initially amended on July 21, 2010 (the “First Amendment”) (such credit agreement with the First Amendment and Second Amendment the “2010 Credit Agreement”).

In connection with the Second Amendment, REMC prepaid $20 million of outstanding principal from cash on hand that REMC had reserved for such purpose. Approximately $8.685 million of the $20 million prepayment was deducted from the mandatory excess cash flow prepayment requirement for fiscal year 2010, leaving REMC with no additional prepayment requirement for fiscal year 2010. In addition, the Second Amendment permitted, among other things, a special distribution of up to $5.0 million by REMC to Rentech upon the satisfaction of certain conditions, and on March 11, 2011, REMC paid a $5.0 million dividend to Rentech. Concurrently with this distribution, REMC made a mandatory early prepayment of the term loan in the amount of $5.0 million.

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Concurrently with entering into the Second Amendment, REMC and Rentech entered into a second incremental loan assumption agreement (the “Second Incremental Loan Agreement”) to borrow an additional $52.0 million incremental term loan (the “Second Incremental Loan”). The Second Incremental Loan was issued with an original issue discount of 2%. Net proceeds of approximately $50.85 million from the Second Incremental Loan were distributed to Rentech in the form of a dividend from REMC.

All outstanding term loans under the 2010 Credit Agreement incurred interest, at the election of REMC, at either (a)(i) the greater of LIBOR or 2.5%, plus (ii) 10.0% or (b)(i) the greatest of (w) the prime rate, as determined by Credit Suisse, (x) 0.5% in excess of the federal funds effective rate, (y) LIBOR plus 1.0% or (z) 3.5% plus (ii) 9.0%. Interest payments were made on a quarterly basis and were subject to annual amortization, payable quarterly, of 7.5% of the outstanding principal amount in calendar years 2010 and 2011.

On June 10, 2011, Rentech and REMC entered into a five-year $150.0 million collateralized term loan facility pursuant to a credit agreement (the “2011 Credit Agreement”) among REMC, Rentech, certain subsidiaries of Rentech, certain lenders party thereto and Credit Suisse. The 2011 Credit Agreement includes an uncommitted incremental term loan facility under which Rentech may request up to $25.0 million in incremental term loans that may be used only for an expansion project, subject to the satisfaction of conditions, including the condition that, after giving effect to the incurrence of any incremental term loans, the total outstanding principal amount of all term loans under the 2011 Credit Agreement may not exceed $120.0 million. Under the 2011 Credit Agreement, an expansion project generally includes a capital project, not including a turnaround or other routine maintenance, that will increase the production capacity of fertilizer products at the Plant. Rentech paid upfront fees to the lenders under the 2011 Credit Agreement equal to 2.0% of the aggregate principal amount of the term loans. The term loans bear interest, upon Rentech’s election, at either (a)(i) the greater of LIBOR and 1.5%, plus (ii) 8.5% or (b)(i) the greatest of (w) the prime rate, as determined by Credit Suisse, (x) 0.5% in excess of the federal funds effective rate, (y) LIBOR plus 1.0% and (z) 2.5% plus (ii) 7.5%. Interest payments are generally required to be made on a quarterly basis. The term loans are subject to amortization, payable quarterly, of 2.5% of the original principal amount until March 31, 2016. The remaining unpaid principal balance is payable on June 10, 2016, the maturity date. The term loans may be prepaid voluntarily at any time. In the first year, voluntary prepayments of the term loans may be made subject to a prepayment fee of 2.0% of the amount prepaid, and if prepaid in the second year, 1.0% of the amount prepaid. Voluntary prepayments made after the second anniversary of the closing date of the loan may be prepaid without any prepayment fee. REMC used a portion of the net proceeds of borrowings under its 2011 Credit Agreement to repay its credit facility under the 2010 Credit Agreement in full, and to pay related fees and expenses.

The 2011 Credit Agreement also requires that a certain percentage of excess cash flow from REMC, as defined in the 2011 Credit Agreement, be applied to repay outstanding principal. The percentage of REMC’s excess cash flow required to be applied as a prepayment will depend on REMC’s leverage ratio as of the relevant calculation date and the aggregate outstanding principal amount of loans under the 2011 Credit Agreement on such date. If the leverage ratio is less than 3.00:1.00 and the aggregate outstanding principal amount of loans under the 2011 Credit Agreement is less than $120.0 million, then 75% of excess cash flow will be required to be applied as a prepayment of such loans. If the leverage ratio is less than 1.75:1.00, and the aggregate outstanding principal amount of loans under the 2011 Credit Agreement is less than $90.0 million, then 50% of excess cash flow will be required to be applied as a prepayment of such loans. Otherwise, 100% of excess cash flow will be required to be applied as a prepayment of such loans.

The obligations under the 2011 Credit Agreement are collateralized by substantially all of Rentech’s assets and the assets of most of Rentech’s subsidiaries, including a pledge of the equity interests in most of Rentech’s subsidiaries. In addition, REMC granted the lenders a mortgage on its real property to collateralize its obligations under the 2011 Credit Agreement and related loan documents. The obligations under the 2011 Credit Agreement

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

are also guaranteed by Rentech and certain of its subsidiaries. The 2011 Credit Agreement contains restrictions on the amount of cash that can be transferred from REMC to Rentech or its non-REMC subsidiaries. The 2011 Credit Agreement includes restrictive covenants that limit, among other things, Rentech and certain subsidiaries’ ability to dispose of assets, pay cash dividends and repurchase stock.

The Second Amendment was accounted for as an extinguishment of debt, taking into consideration the change in future cash flows after this amendment and amendments in the preceding 12 months. As a result, for the nine months ended June 30, 2011, a loss on extinguishment of debt of $4.6 million, related to the Second Amendment, was recorded in the statements of operations. The 2011 Credit Agreement was also accounted for as an extinguishment of debt. As a result, for the nine months ended June 30, 2011, a loss on extinguishment of debt of $9.2 million, related to the entry into the 2011 Credit Agreement and repayment of the 2010 Credit Agreement, was recorded in the statements of operations, resulting in a total loss on debt extinguishment of $13.8 million related to the Second Amendment and the 2011 Credit Agreement.

As of June 30, 2011, we were in compliance with all covenants under the 2011 Credit Agreement.

Long-term debt consists of the following:

	As of
	June 30, 2011	September 30, 2010
	(in thousands)
Face value of term loan under the credit agreements	$150,000	$63,291
Less unamortized discount	—	(2,416)

Book value of term loan under the credit agreements	150,000	60,875
Less current portion	(31,494)	(12,835)

Term loan, long term portion	$118,506	$48,040

Note 6—Commitments and Contingencies

Natural Gas Agreements

The Company’s policy and practice is to enter into fixed-price purchase contracts for natural gas to minimize monthly and seasonal gas price volatility and in conjunction with contracted product sales in order to substantially fix gross margin on those product prepayment contracts. We have entered into multiple natural gas supply contracts, including both fixed- and indexed-price contracts, for various delivery dates through November 30, 2011. Commitments for natural gas purchases consist of the following:

	As of
	June 30, 2011	September 30, 2010
	(in thousands, except weighted average rate)
MMBtus under fixed-price contracts	1,867	3,465
MMBtus under index-price contracts	—	403

Total MMBTus under contracts	1,867	3,868

Commitments to purchase natural gas	$8,322	$15,294
Weighted average rate per MMBTu based on the fixed rates and the indexes applicable to each contract	$4.46	$3.95

RENTECH ENERGY MIDWEST CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

From June 30, 2011 to September 6, 2011, we entered into additional fixed quantity natural gas supply contracts at fixed and indexed prices for various delivery dates through March 31, 2012. The total MMBtus associated with these additional contracts are 2.25 million and the total amount of the purchase commitments are approximately $10.2 million, resulting in a weighted average rate per MMBtu of approximately $4.54. We are required to make additional prepayments under these purchase contracts in the event that market prices fall below the purchase prices in the contracts.

Litigation

The Company is party to litigation from time to time in the normal course of business. While the outcome of the Company’s current matters cannot be predicted with certainty, the Company maintains insurance to cover certain actions and believes that resolution of its current litigation will not have a material adverse effect on the Company.

In October 2009, the United States Environmental Protection Agency (the “EPA”) Region 5 issued a Notice and Finding of Violation pursuant to the Clean Air Act (“CAA”) related to the #1 nitric acid plant at the Plant. The notice alleges violations of the CAA’s New Source Performance Standard for nitric acid plants, Prevention of Significant Deterioration requirements and Title V Permit Program requirements. The notice appears to be part of the EPA’s Clean Air Act National Enforcement Priority for New Source Review/Prevention of Significant Deterioration related to nitric acid plants, which seeks to reduce emissions from nitric acid plants through proceedings that result in the installation of new pollution control technology. The Company continues to engage in dialogue with the EPA regarding the Company’s defenses to the alleged violations and has had meetings and conversations with the EPA to discuss technical issues associated with the installation, and the associated monitoring and emissions limits, of any new pollution control technology to resolve the EPA’s alleged violations. The EPA has informed the Company that it has referred this matter to the United States Department of Justice. Based on discussions with the EPA, the Company does not believe that the matter will have a material adverse effect on the Company.

Note 7—Income Taxes

The provision for income taxes is based on earnings reported in the financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and relates to the expected reversal of the cumulative temporary differences between the carrying value of the assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the deferred income tax asset or liability during the year.

APPENDIX A:

FORM OF

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

RENTECH NITROGEN PARTNERS, L.P.

A-i

A-ii

A-iii

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF RENTECH NITROGEN PARTNERS, L.P.

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF RENTECH NITROGEN PARTNERS, L.P., dated as of             , 2011, is entered into by and among RENTECH NITROGEN GP, LLC, a Delaware limited liability company, as the General Partner, and RENTECH NITROGEN HOLDINGS, INC., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Sections 6.1(b)(i) or 6.1(b)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Sections 5.3(d)(i) or 5.3(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, the Person in question.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.3(d), in both cases as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of Rentech Nitrogen Partners, L.P., as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Board of Directors” means the board of directors of the General Partner.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.3 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, the State of California or the State of Illinois shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.3. The “Capital Account” of a Partner in respect of a Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.3(d), and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding that the General Partner, as an entity, has materially breached a material provision of this Agreement or is liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of Certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement. Any modification to or replacement of such form of Certificate adopted by the General Partner shall not constitute an amendment to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” has the meaning assigned to such term in Section 4.8(a)(ii).

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Unit representing, when outstanding, a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors who are not (a) officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units and other awards that are granted to such director under the Long Term Incentive Plan and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by (i) the National Securities Exchange on which any class of Partnership Interests are listed or admitted to trading or (ii) if no class of Partnership Interests is so listed or traded, by the New York Stock Exchange, Inc.

“Contributed Property” means each property or other consideration, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.3(d), such property or other consideration shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assignment Agreement, dated as of             , 2011, among Rentech, Inc., Rentech Development Corporation, Rentech Nitrogen Holdings, Inc., the General Partner, the Partnership and Rentech Energy Midwest Corporation, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(xi).

“Current Market Price” means, in respect of any class of Partnership Interests, as of the date of determination, the average of the daily Closing Prices per Partnership Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Sections 11.1 or 11.2.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” has the meaning assigned to such term in Section 4.8(b).

“Eligibility Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Eligible Holder” means a Person that satisfies the eligibility requirements established by the General Partner for Partners pursuant to Section 4.8.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“General Partner” means Rentech Nitrogen GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as the general partner of the Partnership, in their capacity as the general partner of the Partnership.

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as general partner without reference to any Limited Partner Interest), which includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to ownership or profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was a director, officer, partner, member, manager or managing member of any Group Member, the General Partner, any Departing General Partner or any of their respective Affiliates, (d) any Person who is or was serving at the request of the General Partner or any Departing General Partner as a director, officer, fiduciary, trustee, manager or managing member of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (e) any Person who Controls or has previously Controlled, directly or indirectly, the General Partner and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” has the meaning assigned to such term in Section 4.8(c).

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including the offering and any sale of Common Units pursuant to the Option to Purchase Additional Common Units.

“Initial Unit Price” means (a) with respect to the Common Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case in such Person’s capacity as a limited partner of the Partnership. For purposes of the Delaware Act, the Limited Partners shall constitute a single class or group of limited partners.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Units or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Long Term Incentive Plan” means the Rentech Nitrogen Partners, L.P. 2011 Long-Term Incentive Plan, as it may be amended, restated or modified from time to time, or any equity compensation plan successor thereto.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act (or successor to such Section)) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property or other consideration reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other consideration is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.3(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution in each case as determined and required by the Treasury Regulations promulgated under Section 752 of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(b).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain and for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(b).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of             , 2011, among Rentech, Inc., the General Partner and the Partnership, as such may be amended, supplemented or restated from time to time.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Option to Purchase Additional Common Units.

“Option to Purchase Additional Common Units” means the option to purchase additional Common Units granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Organizational Limited Partner” means Rentech Nitrogen Holdings, Inc. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates or Associates, including Nitrogen Holdings, Inc., Rentech Development Corporation and Rentech, Inc.) beneficially owns 20% or more of the Outstanding Limited Partner Interests of any class then Outstanding, none of the Limited Partner Interests owned by such Person or Group shall be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Limited Partner Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class or group of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation on voting of Partnership Interests shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Limited Partner Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Limited Partner Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i), provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Limited Partner Interests issued by the Partnership, provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Partner Nonrecourse Debt” has the meaning given to such term in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning given to such term in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i)(1), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Rentech Nitrogen Partners, L.P., a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership and, for the purpose of Section 7.12, shall include any interests into which such Partnership Interests are convertible or for which such Partnership Interests are exchangeable. For purposes of this Agreement, the Partnership Interests constitute a single class or series of interests unless any Partnership Interests are designated in writing as a separate class or series by the General Partner in its sole discretion.

“Partnership Minimum Gain” means the amount of “partnership minimum gain” determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder, by (B) the total number of all Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.4, the percentage established (or determined as established) as a part of such issuance. The Percentage Interest with respect to the General Partner Interest, and the Percentage Interest of the Partnership with respect to Partnership Interests held by it in treasury, shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership.

“Rate Eligibility Trigger” has the meaning assigned to such term in Section 4.8(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (File No. 333- 176065) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering, including any related registration statement filed pursuant to Rule 462(b) under the Securities Act.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi), 6.1(b)(vii) or 6.1(b)(ix).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Services Agreement” means that certain Services Agreement, dated as of             , 2011, among Rentech, Inc., the General Partner and the Partnership, as such agreement may be amended, supplemented or restated from time to time.

“Share-Based Compensation” means any compensation accruing or payable under any incentive or other compensation plan or program of an employer based upon changes in the equity value of such employer or any of its Affiliates.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, Controls such partnership, directly or indirectly, at the date of determination, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors, managers or other governing body of such other Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means, with respect to any class of Partnership Interests, such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for such class of Partnership Interests; provided that if no Transfer Agent is specifically designated for such class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated             , 2011, by and among the representatives of the Underwriters, the Partnership, and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unitholders” means the holders of Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.3(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.3(d)).

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a employee or agent of any Group Member, the General Partner, any Departing General Partner or any of their respective Affiliates and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II.

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and the Organizational Limited Partner hereby amend and restate the original Agreement of Limited Partnership of the Partnership in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “Rentech Nitrogen Partners, L.P.”. The Partnership’s business may be conducted under any other name or names as determined by the General Partner,

including the name of the General Partner. The words “Limited Partnership,” the letters “L.P.,” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024 or such other place as the General Partner may from time to time designate by notice to the Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024 or such other place as the General Partner may from time to time designate by notice to the Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to engage directly or indirectly in any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliates or nominees for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets by the Partnership in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III.

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have any business interests and engage in any business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law (other than Section 17-305(a) of the Delaware Act, the obligations of which are to the fullest extent permitted by law expressly replaced in their entirety by the provisions below), and except as limited by Sections 3.4(b) and 3.4(c), each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Securities Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed (provided that the requirements of this Section 3.4(a)(iii) shall be satisfied to the extent that true and correct copies of such documents are publicly available with the Commission via its Electronic Data Gathering, Analysis and Retrieval system); and

(v) such other information regarding the affairs of the Partnership as the General Partner determines in its sole discretion is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable in its sole discretion, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(c) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV.

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;

REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the officers of the General Partner specified in Section 4.1 on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The officers of the General Partner specified in Section 4.1 on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner and the Transfer Agent a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Partner fails to notify the General Partner within a reasonable period of time after such Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a transfer, sale, assignment, gift, pledge, grant of security interest, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a transfer, sale, assignment, gift, exchange or any other disposition by law or otherwise (but not the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the officers of the General Partner specified in Section 4.1 on behalf of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) acknowledges and agrees to the provisions of Section 10.1(a).

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or amendment of this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

Section 4.6 Transfer of the General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to October 31, 2021, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of Partners (excluding the General Partner and its Affiliates) holding a majority of the Percentage Interests of all Partners (excluding the Percentage Interests of the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after October 31, 2021, the General Partner may transfer all or any part of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if the General Partner determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that

(i) the Partnership’s status as other than an association taxable as a corporation for U.S. federal income tax purposes or the failure of the Partnership to be subject to an entity-level tax for U.S. federal, state or local income tax purposes, coupled with the tax status (or lack of proof of the U.S. federal income tax status) of one or more Partners, has or will reasonably likely have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or advisable to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary to establish those Partners whose U.S. federal income tax status does not or would not have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Partner (or, if the Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner determines to be necessary to establish and those Partners whose status as a Partner does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its’ beneficial owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Partner is not an Eligible Holder (such a Partner, an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted for all Limited Partners that are Ineligible Holders as the Partner in respect of the Ineligible Holder’s Partnership Interests.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Partnership Interest (representing his right to receive his share of such distribution in kind).

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Partner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certification or other information requested within a reasonable period of time specified in amendments adopted pursuant to Section 4.8, or if upon receipt of such Eligibility Certification or other information the General Partner determines, with the advice of counsel, that a Partner is not an Eligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date

(or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

Section 4.10 Closing Date Redemptions.

(a) On the Closing Date, the Partnership redeemed the Limited Partner Interest that the Partnership issued to Rentech Development Corporation as the Organizational Limited Partner (and transferred to Rentech Nitrogen Holdings, Inc.) as contemplated in Section 5.1(a) for $980 in cash.

(b) If and to the extent that the Underwriters exercise the Option to Purchase Additional Common Units, the Partnership shall use the resulting net proceeds to redeem from Rentech Development Corporation on the closing date(s) of such exercise, at the same price per Common Unit sold to the public in the Initial Offering, less underwriting discounts and commissions, a number of Common Units equal to the number of additional Common Units purchased by the Underwriters pursuant to such exercise.

(c) No notice to any party shall be required for any redemption effected in accordance with this Section 4.10. Each such redemption shall be effective upon the delivery of the applicable redemption price by the Partnership to Rentech Nitrogen Holdings, Inc. by check or wire transfer of immediately available funds to the account(s) designated by Rentech Nitrogen Holdings, Inc.

(d) After the effective date of each redemption under this Section 4.10, the applicable Limited Partner Interest redeemed from Rentech Nitrogen Holdings, Inc. as the Organizational Limited Partner or Common Units redeemed from Rentech Nitrogen Holdings, Inc. shall no longer be issued and Outstanding.

ARTICLE V.

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Contributions Prior to or in Connection with Initial Offering.

(a) In connection with the formation of the Partnership under the Delaware Act, the General Partner was admitted as the General Partner of the Partnership, and Rentech Development Corporation made an initial Capital Contribution to the Partnership in the amount of $980 and was admitted as the Organizational Limited Partner of the Partnership. Prior to the date of this Agreement, Rentech Development Corporation transferred all of its Partnership Interests to Rentech Nitrogen Holdings, Inc. and Rentech Nitrogen Holdings, Inc. became the Organizational Limited Partner. On the Closing Date, such initial $980 was redeemed as provided in Section 4.10(a) and Rentech Nitrogen Holdings, Inc. ceased to be the Organizational Limited Partner immediately following the contribution described in Section 5.1(b) below and the admission of Rentech Nitrogen Holdings, Inc. as a Limited Partner.

(b) Pursuant to the Contribution Agreement, on the Closing Date, Rentech Nitrogen Holdings, Inc. will contribute 100% of the issued and outstanding member interests in Rentech Nitrogen, LLC to the Partnership in exchange for, among other things, 23,250,000 Common Units.

(c) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(d) Upon each exercise, if any, of the Option to Purchase Additional Common Units, each Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(e) Except for the Capital Contributions to be made in accordance with Sections 5.1(b) through 5.1(d) or required to be made in connection with future issuances of Partnership Interests in accordance with Section 5.4, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.2 Interest and Withdrawal.

No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as the withdrawal or return of its Capital Contribution by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.3 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account balance attributable to the Common Units to be issued to the Underwriters pursuant to Section 5.1(c) or (d) shall equal the product of the number of Common Units so issued to the Underwriters and the Initial Unit Price for each such Common Unit (and the initial Capital Account balance attributable to each such Common Unit shall equal its Initial Unit Price). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.3(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.3(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.3, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable

Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership or is disregarded for U.S. federal income tax purposes and (y) any other entity that is classified as a partnership or is disregarded for U.S. federal income tax purposes of which an entity described in clause (x) of this Section 5.3(b)(i) is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.3(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.3(b).

(vi) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.3(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vii) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for U.S. federal income tax purposes pursuant to Section 50(c)(1) or 50(c)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the taxable period such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 50(c)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d)(i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), upon an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s (and its Affiliates’) Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines is appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for the purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.3(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.4 Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine in its sole discretion, all without the approval of any Partners. The Partnership may reissue any Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests held by the Partnership in treasury for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine in its sole discretion, all without the approval of any Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior or junior to existing classes and series of Partnership

Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, (ii) the conversion of the General Partner’s (and its Affiliates’) Combined Interest to Common Units pursuant to the terms of this Agreement, (iii) reflecting the admission of such additional Partners in the books and records of the Partnership as the Record Holder of such Partnership Interests, and (iv) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner’s (and its Affiliates’) Combined Interest into Common Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.5 Preemptive Right.

Except as provided in this Section 5.5 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.6 Splits and Combinations.

(a) Subject to Section 5.6(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactively to the beginning of the term of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision, combination or reorganization. The General

Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision, or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision, or combination of Partnership Interests. If a distribution, subdivision, combination or reorganization of Partnership Interests would result in the issuance of fractional Units but for the provisions of Section 5.4(d) and this Section 5.6(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.7 Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Delaware Act.

ARTICLE VI.

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.3(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income and Net Loss. After giving effect to the special allocations set forth in Section 6.1(b), Net Income and Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income and Net Loss for such taxable period shall be allocated to all Unitholders, Pro Rata.

(b) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(b)(vi) and 6.1(b)(vii)). This Section 6.1(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulation Section 1.704-

2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b), other than Section 6.1(b)(i), Sections 6.1(b)(vi) and 6.1(b)(vii), with respect to such taxable period. This Section 6.1(b)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit, each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution with respect to the Unit receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1 (b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(b) (iv) were not in this Agreement.

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as so adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(b)(iv) this Section 6.1(b)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners, Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners, Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law. For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss or deduction, including Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(b)(x) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(b)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(b)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(b)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) of the second sentence of this Section 6.1(b)(xi)(A) to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(b)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(b) (xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(b)(x)); provided that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Units, so long as such conventions would not have a material adverse effect on the Limited Partners or Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option to Purchase Additional Common Units is exercised in full or the expiration of the Option to Purchase Additional Common Units occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership’s Units are listed or admitted to trading on the first Business Day of the month in which such item is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Distributions to Record Holders.

(a) The Board of Directors may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement.

(b) The Partnership will make distributions, if any, to Unitholders Pro Rata.

(c) All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(d) Notwithstanding Section 6.3(b), in the event of the dissolution and liquidation of the Partnership, Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(e) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(f) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII.

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject however to any prior approval that may be required by Section 7.3);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “chief executive officer,” “president,” “chief financial officer,” “chief operating officer,” “general counsel,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Partnership Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval required under Section 4.7);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Limited Partners and each other Person who may acquire an interest in Partnership Interests or in the Partnership or is otherwise bound by this Agreement hereby

(i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Services Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.3 Restrictions on the General Partner’s Authority. Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group, but excluding any Share-Based Compensation), and (ii) all other expenses reasonably allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(d) The General Partner, without the approval of the other Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees, officers and directors of the General Partner or its Affiliates, any Group Member or their Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers or directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.4(d) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, or (C) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with, any indebtedness of any Affiliate of the General Partner.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for any Group Member shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, any Limited Partner, any other Person who acquires a

Partnership Interest or any other Person who is bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) Subject to the terms of Section 7.5(a), Section 7.5(b) and Section 7.5(c), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other duty or obligation of any type whatsoever of the General Partner or of any other Unrestricted Person for the Unrestricted Person (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and the other Group Members; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(e) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(e) with respect to the General Partner shall not include any Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is Controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner.

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the General Partner or its Affiliates (including in their capacities, if applicable, as Limited Partners).

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) Notwithstanding Sections 7.7(a) and (b), the Partnership shall be required to indemnify and advance expenses to an Indemnitee in connection with any action, suit or proceeding commenced by such Indemnitee only if the commencement of such action, suit or proceeding by such Indemnitee was authorized by the General Partner in its sole discretion.

(d) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(e) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the other Indemnitees and such other Persons as the General Partner shall determine, against any Liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such Liability under the provisions of this Agreement. In addition, the Partnership may enter into additional indemnification agreements with any Indemnitee.

(f) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee in such Indemnitee’s capacity as a fiduciary or administrator of an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(g) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(h) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(i) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(j) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, to the fullest extent permitted by law, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners or any other Persons who have acquired interests in the Partnership Interests, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, the General Partner and any other Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners or any other Person who is bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership, any Partner or any other Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner (in its individual capacity or in its capacity as the General Partner or a Limited Partner) or any of its Affiliates or Associates, or any Indemnitee, on the one hand, and the Partnership, any Group Member or any other Partner, on the other, any resolution or course of action by the General Partner or any of its Affiliates or Associates or any Indemnitee in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty hereunder or existing at law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General

Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Notwithstanding any other provision of this Agreement or applicable laws, if Special Approval is sought or obtained, then it shall be conclusively deemed that, in making its decision, the Conflicts Committee acted in good faith, and if Special Approval or Unitholder approval is not sought or obtained and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Partner or by or on behalf of such Partner or any other Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b) Whenever the General Partner (including the Board of Directors or any committee thereof) makes a determination or takes or declines to take any other action, or any of its Affiliates or Associates or any Indemnitee causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates, Associates or Indemnitees causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must subjectively believe that the determination or other action is in, or not opposed to, the best interests of the Partnership.

(c) Whenever the General Partner (including the Board of Directors or any committee thereof) makes a determination or takes or declines to take any other action, or any of its Affiliates, Associates or any Indemnitee causes it to do so, (i) under any provision that permits or requires a determination to be made in its “discretion” or “sole discretion,” regardless of whether it is acting in its capacity as the general partner of the Partnership or in its individual capacity or (ii) in its individual capacity as opposed to in its capacity as the general partner of the Partnership, in any case, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner (including the Board of Directors or any committee thereof), or such Affiliates, Associates or Indemnitees causing it to do so, to the fullest extent permitted by law shall not be subject to any duty or obligation (fiduciary or otherwise) to the Partnership, the Partners or any other Person and shall be entitled to consider only such interests and factors as it desires, including its own interests and the interests of its Affiliates and Associates, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Partnership, the Partners, or any other Person, and shall not be subject to any other or different standards imposed by this Agreement or otherwise existing at law, in equity or otherwise. By way of illustration and not of limitation, whenever the phrases, “at the option of the General Partner,” “at its option” or some variation of those phrases, are used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, refrains from voting or transferring its Partnership Interests, exercises or refrains from exercising its right to acquire Partnership Interests or otherwise acts in its capacity as a Limited Partner or holder of Partnership Interests, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual capacity or in its “discretion” or “sole discretion” may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e) Except as expressly set forth in this Agreement, to the fullest extent permitted by law, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership, any Partner or any other Person bound by this Agreement, and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Partners hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) The Limited Partners expressly acknowledge and agree that the General Partner, the Board of Directors or any committee there of is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that none of the General Partner or any other Indemnitee shall not be liable to the Limited Partners for monetary damages or equitable relief or losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner, and each other Indemnitee, may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it, him or her to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner, and each other Indemnitee, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, him or her, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner, or any of its directors of officers, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its or the Partnership’s duly authorized officers, a duly appointed attorney or attorneys-in-fact.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, any Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests that are purchased or otherwise acquired by the Partnership may, in the sole discretion of the General Partner, be held by the Partnership in treasury and, if so held in treasury, shall no longer be deemed to be Outstanding for any purpose. For the avoidance of doubt, (a) Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests that are held by the Partnership in treasury (i) shall not be allocated Net Income (Loss) pursuant to Article VI and (ii) shall not be entitled to distributions pursuant to Article VI, and (b) shall neither be entitled to vote nor be counted for quorum purposes.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any of its Affiliates (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner, but, in each case, excluding any Affiliate that is an individual) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the aggregate offering price of any such offering and sale of Partnership Interests covered by such registration statement as provided for in this Section 7.12(a) shall not be less than $5.0 million; provided further, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a) in the aggregate and no more than one registration in any twelve-month period; and provided further, however that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions, comfort letters and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be the General Partner, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

(g) The Partnership may enter into separate registration rights agreements with the General Partner or any of its Affiliates.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII.

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending September 30.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX.

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for U.S. federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Partnership Interest will be deemed to be the lowest quoted closing price of the Partnership Interests on any National Securities Exchange on which such Partnership Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner shall designate the Organizational Limited Partner, or such other Partner as the General Partner shall designate, as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

Section 9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state or local law, including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X.

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 10.1 or the issuance of any Limited Partner Interests in accordance herewith, and except as provided in Sections 4.8 and

7.11, each transferee or other recipient of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, (ii) shall become bound by the terms of, and shall be deemed to have agreed to be bound by, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred or issued, (iv) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement, and (v) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement. The transfer of any Limited Partner Interests and/or the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the General Partner or the Transfer Agent. The General Partner shall update its books and records from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI.

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a limited liability company or a partnership, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v), 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Pacific Time, on October 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner under the Delaware Act or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not previously so treated or taxed); (ii) at any time after 11:59 pm, prevailing Pacific Time, on October 31, 2021, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the other Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Partners as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1, unless the Partnership is continued without dissolution pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Partners holding at least 66-2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Partners holding a majority of the Outstanding Common Units (including Common Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the Partners to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the Partners under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Partners under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is continued without dissolution pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the Partnership is continued without dissolution pursuant to Section 12.2, prior to the date the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (or its Affiliates) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Partnership Interest becomes a Record Holder of the Partnership Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Partnership Interest so transferred.

ARTICLE XII.

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner shall continue the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected pursuant to this Agreement and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv),

11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the Partnership on the same terms and conditions set forth in this Agreement by appointing, effective as of the Event of Withdrawal, as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of the limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any successor limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, the General Partner shall select one or more Persons to act as Liquidator (which may be the General Partner). The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any Liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the winding up of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

ARTICLE XIII.

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any other Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which any class of Partnership Interests are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.6 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the General Partner, Rentech Nitrogen Holdings, Inc., Rentech Development Corporation or Rentech, Inc. or their respective directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership pursuant to Section 5.4;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(d) or an amendment effected in accordance with Section 14.5; or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment shall be effective upon its approval by the General Partner and, subject to Section 13.1, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement. Each proposed amendment that requires the approval of Partners holding a specified Percentage Interest shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of Partners holding the specified Percentage Interest or call a meeting of the Partners to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that requires a vote or approval of Partners (or a subset of the Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of, in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage unless such amendment is approved by the written consent or the affirmative vote of Partners whose aggregate Percentage Interest constitutes not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion.

(c) Except as provided in Section 14.3 or Section 13.1 (this Section 13.3(c) being subject to the General Partner’s authority to approve an amendment to this Agreement without the approval of any other Partners (as contemplated by Section 13.1)), any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Partners.

Section 13.4 Special Meetings. All acts of Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the

Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Partnership Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Partners entitled to notice of or to vote at a meeting of the Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) in the event that a meeting is to be held for a vote or approvals, the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Partnership Interests are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are to be sought without a meeting, the date by which Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Partners entitled to notice of or to vote at a meeting of the Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that in the aggregate represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement. In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of Partners with at least a majority, by Percentage Interest, of the Partnership Interests entitled to vote at such meeting (including Partnership Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Partners may be taken without a meeting, without a vote and without prior notice, if consented to in writing or by electronic transmission by Partners owning Partnership Interests representing not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which all the Partners entitled to vote thereon were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which Partnership Interests are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Partners who have not consented. The General Partner may specify that any written ballot submitted to Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Partnership Interests held by the Partners, the Partnership shall be deemed to have failed to receive a ballot for the Partnership Interests that were not voted. If approval of the taking of any action by the Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals or approvals transmitted by electronic transmission shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Partners in connection with a matter approved by the requisite percentage of Partnership Interests acting by written consent or consent by electronic transmission without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of Partnership Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the Partners have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Partners shall be deemed to be references to the votes or acts of the Record Holders of Partnership Interests.

(b) With respect to Partnership Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Interests are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV.

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, or convert into any such entity, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another Person;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Sections 14.3(d) or 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) or 14.3(e), the Merger Agreement or the Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of a Unit Majority unless the Merger Agreement or the Plan of Conversion, as the case may be, contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of Partners holding a greater Percentage Interest or the vote or consent of a specified percentage of any class of Partners, in which case such greater Percentage Interest or percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member under the Delaware Act or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Partners with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Partners of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Amendment of Partnership Agreement. Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

(c) To the fullest extent permitted by applicable law, a merger, consolidation or conversion effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV.

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment (in the case of Limited Partner Interests evidenced by Certificates), at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests (in the case of Limited Partner Interests evidenced by Certificates), and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI, and XII).

ARTICLE XVI.

GENERAL PROVISIONS

Section 16.1 Addresses and Notices

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below.

(b) Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise.

(c) Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery.

(d) An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(e) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.6 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Partnership Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.7 Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities of the Partnership, among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant or to interpret or enforce to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding;

(iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or of any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Section 16.8 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes, for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.9 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner and each other Person bound by this Agreement shall be bound by the results of such action.

Section 16.10 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

Section 16.11 Third Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee, and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person. Except as provided in the preceding sentence, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership or any other Person.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

RENTECH NITROGEN GP, LLC

By:
Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

RENTECH NITROGEN HOLDINGS, INC.

By:
Name:
Title:

[SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT]

EXHIBIT A

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Rentech Nitrogen Partners, L.P.

No.	Common Units

In accordance with Section 4.1 of the Second Amended and Restated Agreement of Limited Partnership of Rentech Nitrogen Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Rentech Nitrogen Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF RENTECH NITROGEN PARTNERS, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF RENTECH NITROGEN PARTNERS, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE RENTECH NITROGEN PARTNERS, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). RENTECH NITROGEN GP, LLC, THE GENERAL PARTNER OF RENTECH NITROGEN PARTNERS, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES, WITH THE ADVICE OF COUNSEL, THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE TO (I) AVOID A SIGNIFICANT RISK OF RENTECH NITROGEN PARTNERS, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES OR (II) PRESERVE THE UNIFORMITY OF LIMITED PARTNER INTEREST (OR ANY CLASS OR CLASSES THEREOF). THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to be bound by the Partnership Agreement, (ii) represented and warranted that the Holder has all capacity, power and authority to enter into the Partnership Agreement and (iii) made the consents, acknowledgements and waivers contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	Rentech Nitrogen Partners, L.P.

Countersigned and Registered by:	By:	Rentech Nitrogen GP, LLC
[Transfer Agent], As Transfer Agent and Registrar	By:

Name:

Title:

By:

Name:

Title:

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	Custodian
JT TEN — as joint tenants with right of survivorship and not as tenants in common	(Cust) (Minor) Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF

RENTECH NITROGEN PARTNERS, L.P.

FOR VALUE RECEIVED,              hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

             Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint              as its attorney-in-fact with full power of substitution to transfer the same on the books of Rentech Nitrogen Partners, L.P.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15
(Signature)

(Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B:

GLOSSARY OF SELECTED TERMS

Agrium	Agrium Inc., a Canadian corporation.

average net sales prices per ton	Reported average sales prices per ton, net of reported freight, transportation and other related costs.

Blue Johnson	Blue, Johnson & Associates, Inc.

CAGR	Compound Annual Growth Rate.

Corn Belt	The States of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin.

current dividend yield	The last dividend or distribution paid by a company divided by that company’s share price or unit price on the day of that dividend or distribution.

ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol typically is produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

general partner	Rentech Nitrogen GP, LLC, a Delaware limited liability company and a wholly owned subsidiary of RNHI, is the general partner of the Partnership.

FAO	Food and Agricultural Organization

GHG	Greenhouse gas.

Green Markets	Pike & Fischer Green Markets

IFA	International Fertilizer Industry Association

Mid Corn Belt	The States of Illinois, Indiana, Iowa, Missouri, Nebraska and Ohio.

MMBtu	One million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

our core market	The area within an estimated 200-mile radius of our facility.

our market	The States of Illinois, Iowa and Wisconsin.

on-stream rates	Total hours of operation in a given period, divided by the total number of hours in that period.

OSHA recordable injury	All work-related deaths and illnesses, and those work-related injuries which result in loss of consciousness, restriction of work or motion, transfer to another job, or require medical treatment beyond first aid.

Partnership	Rentech Nitrogen Partners, L.P., a Delaware limited partnership.

RDC	Rentech Development Corporation, a Colorado corporation, is a wholly owned subsidiary of Rentech. In connection with the Transactions, RDC will convert into a corporation organized under the laws of the State of Delaware.

REMC	Rentech Energy Midwest Corporation, a Delaware corporation. In connection with the Transactions, REMC will convert into a limited liability company organized under the laws of the State of Delaware and will change its name to Rentech Nitrogen, LLC. Rentech Nitrogen, LLC will be a wholly owned subsidiary of the Partnership.

Rentech	Rentech, Inc., a Colorado corporation, is a publicly traded company listed on the NYSE Amex under the ticker symbol “RTK.” Rentech is the sole shareholder of RDC.

B-1

RNHI	Rentech Nitrogen Holdings, Inc., a Delaware corporation, is a wholly owned subsidiary of RDC. RNHI is the sole member of our general partner and will own common units upon the completion of the Transactions.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

synthesis gas	A mixture of gases (largely hydrogen and nitrogen) that results from heating natural gas in the presence of steam.

TIH	Toxic inhalation hazard.

ton	One ton is equal to 2,000 pounds.

turnaround	A periodically required standard procedure to refurbish and maintain a facility that involves the shutdown and inspection of major processing units.

UAN	UAN is an aqueous solution of urea and ammonium nitrate used as a fertilizer.

USDA	United States Department of Agriculture

utilization rate	Total production in a period divided by estimated maximum capacity for that period.

B-2

15,000,000 Common Units

Representing Limited Partner Interests

Rentech Nitrogen Partners, L.P.

Prospectus

November 3, 2011

Joint Book-Running Managers

Morgan Stanley

Credit Suisse

Co-Managers

Citigroup

RBC Capital Markets

Imperial Capital

Brean Murray, Carret & Co.

Dahlman Rose & Company

Chardan Capital Markets, LLC

Through and including November 28, 2011 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.